Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252814

PROSPECTUS

HIMS & HERS HEALTH, INC.

174,516,077 Shares of Class A Common Stock

3,904,086 Warrants to Purchase Shares of Class A Common Stock

10,612,401 Shares of Class A Common Stock Underlying Warrants

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of (A) up to 174,516,077 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), consisting of (i) up to 7,500,000 shares of Class A common stock (the “PIPE shares”) issued in a private placement pursuant to subscription agreements entered into on September 30, 2020 (the “PIPE Investment”); (ii) up to 3,773,437 shares of Class A common stock (the “sponsor shares”) issued upon consummation of the Business Combination (defined below), in exchange for our Class B ordinary shares originally issued in a private placement to Oaktree Acquisition Holdings, L.P. (the “Sponsor”); (iii) up to 136,191,471 shares of Class A common stock issued to former stockholders and advisors of Hims, Inc.; (iv) up to 8,377,623 shares of Class A common stock reserved for issuance by us upon conversion of Class V common stock held by trusts affiliated with Andrew Dudum, our Chief Executive Officer; (v) up to 14,153,520 shares of restricted Class A common stock issued in connection with the Business Combination and subject to certain stock price-based vesting conditions (such restricted Class A common stock, the “Earn Out Shares”); (vi) up to 615,940 shares of Class A common stock reserved for issuance by us upon exercise of assumed warrants to purchase Class A common stock held by former warrant holders of Hims, Inc. and (vii) up to 3,904,086 shares of Class A common stock that are issuable upon exercise of the private placement warrants and business combination warrants (each as defined below); and (B) up to 3,904,086 warrants. The Sponsor and the holders of more than 75% of the Class A common stock held by former Hims Stockholders (as defined below) are subject to restrictions on transfer until the termination of the applicable lock-up periods. See “Description of Securities—Lock-Up Restrictions” for further details.

In addition, this prospectus relates to the offer and sale of up to 6,708,315 shares of Class A common stock that are issuable by us upon the exercise of 6,708,315 warrants (the “public warrants”) that were previously registered by the holders thereof. Additionally, this prospectus relates to the offer and sale of (i) up to 3,012,500 shares of Class A common stock issuable by us upon exercise of 3,012,500 warrants to purchase shares of Class A common stock (the “private placement warrants”) originally issued to the Sponsor in a private placement by the holders thereof and (ii) up to 891,586 shares of Class A common stock issuable by us upon exercise of 891,586 warrants to purchase shares of Class A common stock issued or issuable to former stockholders of Hims, Inc. by the holders thereof other than the initial holders (the “business combination warrants” and together with the public warrants and private placement warrants, the “warrants”).

On January 20, 2021, we consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated as of September 30, 2020 (the “Merger Agreement”), by and among Oaktree Acquisition Corp. (“OAC” and, after the Domestication as described below, “New Hims”), a Cayman Islands exempted company, Rx Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of OAC (“Merger Sub”), and Hims, Inc., a Delaware corporation (“Hims”). As contemplated by the Merger Agreement, OAC filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which OAC was domesticated and continues as a Delaware corporation (the “Domestication”). Further, on January 20, 2021, as contemplated by the Merger Agreement, OAC consummated the merger contemplated by the Merger Agreement, whereby Merger Sub merged with and into Hims, the separate corporate existence of Merger Sub ceasing and Hims being the surviving corporation and a wholly owned subsidiary of New Hims (the “Merger” and, together with the Domestication, the “Business Combination”).

The Selling Securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of our Class A common stock or warrants, except with respect to amounts received by us upon the exercise of the warrants for cash. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of our Class A common stock or warrants. See “Plan of Distribution” beginning on page 177 of this prospectus.

Our Class A common stock and public warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “HIMS” and “HIMS WS,” respectively. On March 19, 2021, the last reported sales price of our Class A common stock was $14.45 per share and the last reported sales price of our public warrants was $5.19 per warrant.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 13 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 23, 2021.

Prospectus

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the Selling Securityholders have authorized anyone to provide you with different information. Neither we nor the Selling Securityholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any applicable prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Securityholders may, from time to time, sell or otherwise distribute the securities offered by them as described in the section titled “Plan of Distribution” in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Class A common stock issuable upon the exercise of any warrants. We will receive proceeds from any exercise of the warrants for cash.

Neither we nor the Selling Securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find More Information.”

Unless the context otherwise requires, references in this prospectus to the “Company,” “Hims,” “Hims & Hers,” “we,” “us” or “our” refers to Hims, Inc., a Delaware corporation (“Hims”), and its consolidated subsidiaries prior to the consummation of the Business Combination (the “Closing,” and such date of the consummation of the Business Combination, the “Closing Date”) and to New Hims and its consolidated subsidiaries following the Business Combination. References to “OAC” refer to our predecessor company prior to the consummation of the Business Combination.

SELECTED DEFINITIONS

Unless otherwise stated in this prospectus or the context otherwise requires, references to:

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“Affiliated Medical Groups” are to professional corporations and other professional entities that are owned by licensed physicians and provide the clinical services accessible through the Hims & Hers platform; due to the prohibitions on the corporate practice of medicine, Hims & Hers is prohibited from owning the Affiliated Medical Groups, but the Affiliated Medical Groups were incorporated and established with the assistance of Hims & Hers for the specific purpose of providing clinical services to patients through the Hims & Hers platform and have no other operations or activities outside of the provision of services through the Hims & Hers platform;

•	“Business Combination” are to the Domestication, the Merger and other transactions contemplated by the Merger Agreement, collectively, including the PIPE Financing;

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“business combination warrants” are to the warrants issued to the former Hims Equityholders in the Merger, which are substantially identical to the public warrants sold as part of the units in the OAC initial public offering, subject to certain limited exceptions;

•	“Bylaws” are to the bylaws of Hims & Hers Health, Inc.;

•	“Cayman Islands Companies Law” are to the Companies Law (as amended) of the Cayman Islands;

•	“Certificate of Incorporation” are to the certificate of incorporation of Hims & Hers Health, Inc.;

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“Company Sale” means (i) any transaction or series of related transactions that results in any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring equity interests that represent more than 50% of our total voting power or (ii) a sale or disposition of all or substantially all of our assets and those of our subsidiaries on a consolidated basis, in each case other than a transaction or series of related transactions which results in at least 50% of the combined voting power of our then outstanding voting securities (or any successor) immediately following the closing of such transaction (or series of related transactions) being beneficially owned, directly or indirectly, by individuals and entities (or affiliates of such individuals and entities) who were the beneficial owners, respectively, of at least 50% of our equity interests immediately prior to such transaction (or series of related transactions);

•

“Class A ordinary shares” are to the Class A ordinary shares, par value $0.0001 per share, of OAC prior to the Domestication, which automatically converted, on a one-for-one basis, into shares of Class A common stock in connection with the Domestication;

•

“Class B ordinary shares” or “founder shares” are to the Class B ordinary shares, par value $0.0001 per share, of OAC that were issued to OAC’s Sponsor in a private placement prior to OAC’s initial public offering, and, in connection with the Domestication, automatically converted, on a one-for-one basis, into shares of Class A common stock;

•	“Closing” are to the closing of the Business Combination;

•	“Closing Date” means January 20, 2021;

•	“Continental” are to Continental Stock Transfer & Trust Company;

•	“COVID-19” or the “COVID-19 pandemic” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks;

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“Domestication” are to the transfer by way of continuation and deregistration of OAC from the Cayman Islands and the continuation and domestication of OAC as a corporation incorporated in the State of Delaware;

•	“Earn Out Period” are to the five (5) years following the Closing;

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“Earn Out Shares” are to restricted shares of Class A common stock issued in connection with the Business Combination to Hims Equityholders that will vest (in part) in equal thirds if the trading price of Class A common stock is greater than or equal to $15, $17.50 and $20 for any 10 trading days within any 20-trading day period and will also vest in connection with any Company Sale if the applicable thresholds are met in such Company Sale, in each case during the Earnout Period;

•	“Effective Time” means the time at which the Merger becomes effective;

•	“ESPP” are to the Hims & Hers Health, Inc. 2020 Employee Stock Purchase Plan;

•	“Hims” and “Hims & Hers” are to Hims, Inc., a Delaware corporation, prior to the consummation of the Business Combination;

•	“Hims Class A common stock” are to the shares of Class A common stock, par value $0.000001 per share, of Hims.

•	“Hims Class F common stock” are to the shares of Class F common stock, par value $0.000001 per share, of Hims.

•	“Hims Equityholders” are to the former holders of Hims equity interests;

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“Hims Pre-Closing Redemption” are to the transaction or transactions pursuant to which Hims offered to repurchase and cancel up to $75.0 million of its capital stock from certain Hims Stockholders prior to and contingent upon Closing;

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“Hims Recapitalization” are to the conversion immediately prior to the Effective Time of each share of Hims preferred stock and Hims Class F common stock into Hims Class A common stock at the applicable then-effective conversion rate;

•	“Hims restricted stock” are to the shares of Hims capital stock subject to a right of repurchase or risk of forfeiture, in either case in favor of Hims.

•	“Hims Stockholders” are to holders of Hims common stock and preferred stock;

•	“Incentive Equity Plan” are to the Hims & Hers Health, Inc. 2020 Equity Incentive Plan;

•	“initial public offering” are to OAC’s initial public offering that was consummated on July 22, 2019;

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“Merger” are to the merger of OAC Merger Sub with and into Hims pursuant to the Merger Agreement, with Hims as the surviving company in the Merger and, after giving effect to such Merger, Hims becoming a wholly-owned subsidiary of OAC;

•	“Merger Agreement” are to that certain Agreement and Plan of Merger, dated September 30, 2020, by and among OAC, OAC Merger Sub and Hims;

•	“New Hims,” “we,” “us” or “our” are to Hims & Hers Health, Inc. (f.k.a. Oaktree Acquisition Corp.) upon and after the Domestication;

•	“New Hims Board” or the “Board” are to the board of directors of New Hims;

•	“New Hims Class A Common Stock” or “Class A common stock” are to the shares of Class A common stock, par value $0.0001 per share, of New Hims;

•	“New Hims Class V Common Stock” or “Class V common stock” are to the shares of Class V common stock, par value $0.0001 per share, of New Hims;

•	“New Hims Common Stock” are to the shares New Hims Class A Common Stock and New Hims Class V Common Stock, collectively;

•	“New Hims Preferred Stock” are to the shares of preferred stock, par value $0.0001 per share, of New Hims;

•	“Public Warrants” are to warrants that were included in the public units issued in OAC’s initial public offering that are exercisable for shares of Class A common stock;

•	“NYSE” are to the New York Stock Exchange;

•	“OAC” are to Oaktree Acquisition Corp., a Cayman Islands exempted company, prior to the consummation of the Business Combination;

•	“OAC Merger Sub” are to Rx Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of OAC prior to the consummation of the Business Combination;

•	“ordinary shares” are to OAC Class A ordinary shares and our Class B ordinary shares;

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“PIPE Financing” are to the transactions contemplated by the Subscription Agreements, pursuant to which the PIPE Investors subscribed for and purchased an aggregate of 7,500,000 shares of Class A common stock for an aggregate purchase price of $75,000,000;

•	“PIPE Investors” are to the investors participating in the PIPE Financing, collectively;

•	“private placement shares” are to the Class A ordinary shares of OAC sold to and held by the Sponsor as part of the private placement warrants;

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“private placement warrants” are to the private placement warrants that were issued to and held by the Sponsor in a private placement simultaneously with the closing of OAC’s initial public offering, which are substantially identical to the public warrants sold as part of the units in the OAC initial public offering, subject to certain limited exceptions;

•	“pro forma” are to giving pro forma effect to the Business Combination, including the Merger and the PIPE Financing;

•	“public shareholders” are to holders of public shares, whether acquired in OAC’s initial public offering or acquired in the secondary market;

•	“public shares” are to the currently outstanding 20,118,807 shares of Class A common stock, whether acquired in OAC’s initial public offering or acquired in the secondary market;

•	“public warrants” are to the currently outstanding 6,708,315 redeemable warrants to purchase shares of Class A common stock that were issued by OAC in its initial public offering;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Sponsor” are to Oaktree Acquisition Holdings, L.P., a Cayman Islands exempted limited company;

•	“Sponsor Agreement” are to the Sponsor Agreement, dated as of September 30, 2020, entered into by OAC, the Sponsor and Hims;

•	“Subscription Agreements” are to the subscription agreements, entered into by OAC and each of the PIPE Investors in connection with the PIPE Financing;

•	“transfer agent” are to Continental, our transfer agent;

•	“trust account” are to the trust account established at the consummation of OAC’s initial public offering that held the proceeds of the OAC initial public offering;

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“units” are to the former units of OAC, each unit represented one Class A ordinary share and one-third of one warrant to acquire one Class A ordinary share, that were offered and sold by OAC in its initial public offering; and

•	“warrants” are to the public warrants and the business combination warrants.

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MARKET AND INDUSTRY DATA

This prospectus contains estimates and information concerning our industry, our business, and the market for our products and services, including our general expectations of our market position, market growth forecasts, our market opportunity, and size of the markets in which we participate, that are based on industry publications, surveys, and reports that have been prepared by independent third parties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications, surveys, and reports, we believe the publications, surveys, and reports are generally reliable, although such information is inherently subject to uncertainties and imprecision. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations, financial position, market size and opportunity, our business strategy and plans, the factors affecting our performance and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “expect,” “objective,” “plan,” “potential,” “seek,” “grow,” “target,” “if” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our expectations regarding our results of operations, financial condition and cash flows;

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our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to manage our growth following the Business Combination;

•	our ability to obtain or maintain the listing of our Class A common stock and our public warrants on the NYSE;

•	our public securities’ potential liquidity and trading;

•	developments and projections relating to our competitors and industry;

•	the implementation, market acceptance and success of our business model;

•	our anticipated growth rates and market opportunities;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our brand and not infringe on the rights of others;

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our ability to expand the scope of our offerings, including the number and type of products and services that we offer, the number and quality of healthcare providers serving our customers and the number and types of conditions capable of being treated through our platform;

•	our ability to maintain our relationships with the Affiliated Medical Groups, partner pharmacies, payments processors and other third parties on which our business depends;

•	our ability to effectively open an affiliated pharmacy dedicated to our operations and our ability to comply with applicable federal, state and local laws and regulations;

•	our ability to comply with the extensive, complex and evolving regulatory requirements applicable to the healthcare industry;

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our use, disclosure and other processing of personally identifiable information, including health information, and our ability to comply with applicable federal, state and foreign privacy and security regulations;

•	new or adverse regulatory developments affecting the use of telehealth, pharmaceutical products, or other aspects of the healthcare industry;

•	our ability to retain and hire necessary employees and staff our operations appropriately;

•	the timing and amount of certain investments in growth;

•	the effect of uncertainties related to the global COVID-19 pandemic on our business, results of operations, and financial condition; and

•	general economic conditions, including the societal and economic impact of the COVID-19 pandemic, and geopolitical uncertainty and instability.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we do not intend to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

PROSPECTUS SUMMARY

The following summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A common stock or warrants. You should carefully consider, among other things, our consolidated financial statements and related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Company Overview

Launched in 2017, Hims & Hers has built a proprietary solution that connects consumers to licensed healthcare professionals for care across numerous specialties, including mental health, sexual health, dermatology, and primary care, among others. Since our launch, we have facilitated more than two million telehealth consultations, enabling greater access to high quality, convenient, and affordable care for people in all 50 states. We have driven over 100% compounded annual revenue growth over the last two years and have more than doubled gross margins to approximately 70%, with revenue that is over 90% recurring in nature.

The future of healthcare will be led by consumer brands that empower people and give them full control over their healthcare. A direct relationship with consumers is the most valuable component in the healthcare system. We have endeavored to build a business that squarely focuses on the needs of the healthcare consumer. We facilitate the consumer experience from start to finish, uniquely positioning us in the rapidly-emerging telehealth landscape to lead the industry in B2C-focused telehealth solutions.

We have built a customer base of loyal brand ambassadors representing the future of the healthcare system. The majority of our customers are millennials, a brand-conscious and high-value generation poised to expand its purchasing power. Our customers embrace our convenient, digitally native, and mobile-first product, driving organic growth through word of mouth and user-generated content. This, in-turn, enhances brand awareness and lowers customer acquisition costs of an attractive cohort of customers that have limited loyalty to the traditional health system and are at the beginning of their lifetime value curve. Our solution is set up to serve these customers over the long-term by offering access to high-quality, evidence-based medicine paired with a customer-driven user experience. As of December 31, 2020, we had approximately 312,000 customer subscriptions.

The Market Opportunity

Since our launch, we have focused on changing the way patients access, interact with and consume healthcare. In the United States, healthcare spending is projected to exceed $4.0 trillion in 2020 and grow to $6.2 trillion by 2028, according to the Centers for Medicare & Medicaid Services. However, it is not always clear what the individual consumer receives in return for this massive spending. We believe that a new healthcare model, one that places the consumer at the center of the healthcare ecosystem, can help to improve health outcomes while reducing costs to all healthcare constituents.

Despite the vast spending on healthcare in the United States, the current system frequently fails the average consumer. According to the Centers for Medicare & Medicaid Services, per capita spend on healthcare in the United States has doubled in the last 20 years with total spending near $4 trillion; however, United States life expectancy and health indicators are falling behind those of other developed nations. The existing healthcare system is highly fragmented and inefficient, lacks transparency, and is unfriendly to the consumer. In addition, myriad issues related to insurance coverage and other cost barriers stand in the way of too many Americans getting the treatment they need and deserve.

Supported by increasing deregulation and broad societal shifts, demand for and provision of telehealth services is surging. Telehealth enables more efficient allocation and utilization of existing clinical resources that could otherwise go unused. With an aging population requiring more complex care and a younger generation that is accustomed to digital technology, telehealth offers an efficient way to leverage finite resources.

We approach the challenges to the current system through two of the largest spend categories in healthcare, prescription drugs and primary care, representing $600 billion and $280 billion markets, respectively, according to Deloitte and Grand View Research. We believe that we have the technical platform, distributed provider network, and access to clinical capabilities to lead the migration of routine office visits to a digital format. The tailored offerings and the simplicity of our platform and the convenience of our websites have resulted in increased adoption of our products and services. We are expanding the market by eliminating cost and accessibility barriers, which previously prevented people from seeking medical care through traditional brick-and-mortar care.

Competitive Advantage

We believe that we have multiple competitive advantages that will enable us to continue to disrupt the current healthcare system through consumer-centric telehealth.

Brand

We operate without the typical dependencies on the existing healthcare system, and we seek to empower consumers to gain greater control of their health needs. The single unified Hims & Hers brand is unique in healthcare because it is pioneering one of the first truly digitally native, mobile-first, multi-condition health platform for consumers, placing the company at the forefront of change in healthcare. Our strong brand and resultant satisfaction is supported by our Net Promoter Score (“NPS”) of +65, far above the +9 NPS for the traditional health systems.

Audience

Our solutions have been adopted and championed by customers who represent the future of the healthcare system, namely the millennial generation. The convenience of our websites has allowed us to eliminate access- and stigma-related barriers as evidenced by the fact that approximately 80% of our customers indicate that they are seeking treatment for their particular condition for the first time. These customers represent a cohort that we believe will serve as ambassadors for the brand, building the Hims & Hers community and driving meaningful organic growth.

Scalability

Hims & Hers is a leading consumer-first telehealth company offering a digitally native, fully verticalized multi-condition health solution, empowering customers through access to a high quality, diverse, and integrated suite of care offerings. We power this consumer experience from start to finish which positions us for success in the rapidly-emerging telehealth landscape. Our solutions can be quickly scaled, allow for transparent and affordable pricing to consumers, can be easily leveraged to serve meaningfully higher volumes, and are built to accommodate the seamless and quick addition of new products and services to our solution suite. The combination of our brand, technology, and product diversification results in a virtuous flywheel that positions us favorably against competitors.

Quality

We have built a solution that offers a higher quality experience for both consumers and providers. Our offerings directly address consumers’ preference for telehealth. Customers can access healthcare providers on their computers or mobile devices and can have prescribed medications delivered directly. Care accessed through our platform is subject to evidence-based clinical guidelines and delivered by highly-trained healthcare providers to ensure consistency and quality. Significant quality assurance measures are implemented to maintain safety and quality, and over 11,000 visit encounters have been reviewed by a clinical quality team to monitor quality of care and provider adherence to evidence-based principles.

Team

Hims & Hers’ founder and management team bring veteran leadership with the most highly-relevant healthcare, technology, and consumer expertise, and leverage a wealth of knowledge in management roles at both public and private organizations ranging from start-ups to Fortune 500 companies. The leadership team is comprised of industry veterans who have led some of the most beloved consumer and healthcare brands. We believe the experience of our leadership team is critical in navigating the future landscape of the healthcare system.

Business Model

We offer a range of health and wellness products and services available for purchase on our websites directly by customers. The offerings generally focus on chronic conditions, where treatment typically involves use of prescription medication on a recurring basis and ongoing care from healthcare providers. We also offer over-the-counter drug and device products and cosmetics and supplement products, which are primarily focused on wellness, sexual health, skincare, and hair care. These curated non-prescription products include vitamin C, melatonin, biotin, collagen protein and teas in the wellness category, moisturizer, fragrances, face wash and anti-wrinkle cream in the skincare category, condoms and lubricants in the sexual health category and shampoos, conditioners, scalp scrubs and topical treatments such as minoxidil in the hair care category. The over-the-counter drug and device products and some of the cosmetics and supplement products we sell are “white-labeled” products, where we sell the manufacturer-developed product under the Hims & Hers brand name or co-branded along with the manufacturer’s brand. Several cosmetics and supplement products have been developed by us in partnership with the manufacturer. For these products, the manufacturer develops the formulation with input from our internal Product Research & Development team. In all cases, the manufacturer is responsible for obtaining and maintaining the FDA authorization, if required, and complying with current Good Manufacturing Processes (“cGMP”) adopted and enforced by the FDA. We maintain an internal Quality program, under which we engage independent laboratories to test non-prescription products for compliance with quality standards, periodically evaluate non-prescription product suppliers for compliance with cGMP and other quality standards, and address product complaints and adverse events reported by customers.

Most of the offerings on our websites are sold to customers on a subscription basis. Subscription plans provide an easy and convenient way for customers to get the ongoing treatment they need while simultaneously providing us with predictability through a recurring revenue stream.

For subscription plans, customers select a desired cadence to receive products, which can range from every month to every two to twelve months, depending on the product. The customer is billed on a recurring basis based on the selected cadence and a specified quantity of product is shipped at each billing. Customers can cancel subscriptions in between billing periods to stop receiving additional products and can reactivate subscriptions to continue receiving additional products. Our integrated technology platform allows us to serve our customers efficiently from start to finish: initially from customer discovery and purchase of offerings on its websites, to connecting customers with medical providers for telehealth consultations, to the fulfilment and delivery of customer orders, and finally through ongoing clinical management by medical providers. This technology-driven efficiency provides cost advantages that allow us to offer customers affordable prices and to generate robust gross margins.

We acquire new customers and drive brand awareness through various marketing channels, including social media, online search, television, radio, and other media channels. We intend to invest in growth in our current offerings and additionally in new products and services. Our platform is purpose-built to scale efficiently and to accommodate the seamless addition of new products and services. We plan to launch new subscription-based offerings that we expect will have a similar margin profile and unit economics to current offerings. As we implement our product roadmap, we expect to grow revenue through additional subscription-based recurring revenue offerings. The recent launches of new products and services in behavioral health, dermatology, and primary care demonstrate the scalability of the platform.

Growth Opportunities

Continue to acquire more customers

Customers serve as ambassadors for the Hims & Hers brand, further driving organic growth through word of mouth and user-generated content. The convenience of our websites allow us to reduce stigma and access-related barriers that frequently prevent consumers from seeking medical care, expanding our market opportunity. Organic growth is enhanced by sophisticated omni-channel acquisition strategies meant to target future customers with condition specific on-ramps at profitable returns on investment. In addition, our brand positioning has afforded significant partnerships with leading talent whose promotional efforts drive meaningful awareness of the products and services we make available. As our portfolio of products and services grows across categories, we believe that our market presence and brand recognition will expand, driving more consumers to engage with us for future healthcare needs.

Grow within existing customer base

Our customer base represents the future of healthcare and differentiates us. Approximately 80% of customers to date indicate that they came to us to learn about and find options for their condition, and are seeking treatment for their particular conditions for the first time. In addition, the majority of our customers are millennials at the beginning of their healthcare journey and we intend to grow with them as their healthcare needs evolve. We believe this demographic will make up the majority of healthcare spend in the coming decades, and as such we have intentionally built our brand and technologies to align with the expectations of this consumer group.

Category expansion into new chronic conditions

We are pursuing a roadmap of rapid category expansion into new chronic and often stigmatized conditions that can be treated safely via telehealth, require ongoing and recurring customer relationships, and for which generic medication has been established as an effective means of treatment. Future chronic care opportunities that show high prevalence within our existing customer base and offer traits similar to our existing categories in terms of business model characteristics include sleep disorders, infertility, diabetes, cholesterol, and hypertension, which represent $15 billion, $15 billion, $70 billion, $21 billion, and $7 billion market opportunities, respectively. With approximately 130 million individuals in the United States currently suffering from chronic conditions, we see a large market opportunity for our current and future offerings.

Additionally, our tools ideally position us to identify other medical issues and chronic conditions impacting customers, which allow us to develop tailored offerings to meet customer needs. Understanding which chronic conditions may be prevalent within our existing customer base allows us to expand with confidence into a myriad of new categories with high customer cross-sale opportunity and lifetime value expansion.

Leverage existing capabilities to penetrate new sales channels and further improve operations

The strength of our brand affords us numerous opportunities to partner with and offer new solutions to help transform existing healthcare stakeholders. We have relationships with leading health systems including Ochsner Health and Mount Sinai Health System to provide a clinically-focused, telehealth-enabled patient care collaboration, providing customers with access to applicable in-person care within these systems to enhance their overall healthcare experience. These collaborations, which are intended to help our customers obtain in-person care not accessible through our platform, do not involve any monetary exchange, compensation or other financial incentives between the parties.

We also recently opened an approximately 300,000 square foot facility in Columbus, Ohio that will house a dedicated pharmacy, enable seamless drug delivery, and drive increased operating leverage across the platform. This pharmacy will also provide an opportunity to incorporate insurance reimbursement into our system, increasing drug coverage and allowing us to provide access to treatment for a broader range of conditions with enhanced treatment flexibility for customers.

Expand into new geographies

Our strong brand and digital-first, cloud-based business model has driven rapid adoption in the U.S. Additionally, our model has been developed to be scalable and applicable across new markets and languages which would allow us to expand internationally. The global market for chronic diseases will grow to nearly $47 trillion by 2030, per a study by the World Economic Forum, and we believe the consumer-focused services we provide are applicable to a range of geographies across the world.

Affiliated Medical Groups, Providers and Partner Pharmacies

Affiliated Medical Groups

Due to the prohibition on the corporate practice of medicine adopted by a majority of states in the U.S., we have contractual arrangements with the Affiliated Medical Groups to enable their provision of clinical services to our customers. The Affiliated Medical Groups are separate professional entities owned solely by licensed physicians. We are prohibited from owning a professional entity such as the Affiliated Medical Groups under the rules prohibiting the corporate practice of medicine. However, the Affiliated Medical Groups were incorporated and established with our assistance for the specific purpose of providing clinical services to patients through our platform and have no other operations or activities outside of the provision of services through our platform.

The Affiliated Medical Groups contract with or employ physicians, nurse practitioners, and physician assistants to provide telehealth consultations and related services on our platform. We enter into certain contractual agreements with the Affiliated Medical Groups and their physician owners, including administrative services agreements and continuity agreements, under which we serve as an administrative services manager for the Affiliated Medical Groups for the non-clinical aspects of their operations and receive a fixed administrative fee from each Affiliated Medical Group for these services. The administrative services and support we provide includes IT products and support, including the Hims & Hers platform and electronic medical record system, billing and collection services, non-clinical personnel, customer service support, administrative support for provider credentialing and quality assurance, and other non-clinical items and services, including access to a line of credit we make available to the Affiliated Medical Groups as necessary to support their operations. The Affiliated Medical Groups retain sole control of clinical decision-making and the practice of medicine and pay the providers on an hourly basis for clinical services provided through the platform. We are the exclusive administrative services provider for the Affiliated Medical Groups, and the Affiliated Medical Groups provide services to patients exclusively through our platform. Our arrangements with the Affiliated Medical Groups generally have initial 10 year terms with renewal options. The arrangements between us and the Affiliated

Medical Groups are reviewed and updated periodically to address changing regulatory or market conditions. We consolidate all of the financial results of the Affiliated Medical Groups with our own based upon our determination that the Affiliated Medical Groups are variable interest entities and that we are the primary beneficiary of the Affiliated Medical Groups for accounting purposes.

Partner Pharmacies

We have entered into contractual arrangements with two licensed pharmacies, PostMeds, Inc. (dba TruePill) and EHT Pharmacy, LLC (dba Curexa Pharmacy) for fulfillment and distribution of certain prescription and non-prescription products available through our platform. We are not bound by any exclusivity or minimum order requirements with respect to our use of either pharmacy, and have the ability to utilize other pharmacies at our discretion. The contractual arrangements with the pharmacies are typically for one year terms with automatic renewals, subject to standard termination rights of the parties. The pharmacies’ rates are fixed in the contractual arrangements and changes require the mutual agreement of the parties.

In October 2020, we also entered into service agreements with XeCare LLC (“XeCare”), a licensed mail order pharmacy which is expected to provide prescription fulfillment services solely to our customers beginning in 2021. As such, XeCare was also determined to be a variable interest entity and we consolidate all of the financial results of XeCare as the primary beneficiary of the entity.

Regulatory Environment

As a consumer-driven healthcare organization delivering comprehensive telehealth technologies and services, in addition to the typical legal and regulatory considerations faced by a technology-based company, we are required to comply with complex healthcare laws and regulations at both the state and federal level. Our business and our operations are subject to extensive regulation, including with respect to the practice of medicine, the use of telehealth, relationships with healthcare providers, and privacy and security of personal health information.

Government regulation of healthcare generally

Generally speaking, the healthcare industry is one of the most highly regulated industries in the United States. Healthcare businesses are subject to a broad array of governmental regulation at the federal, state and local levels. While portions of our business are subject to significant regulations, some of the more well-known healthcare regulations do not apply to us because of the way our current operations are structured. We currently accept payments only from our customers—not any third-party payors, such as government healthcare programs or health insurers. Because of this approach, we are not subject to many of the laws and regulations that impact other participants in healthcare industry.

Irrespective of our business model, the healthcare industry is subject to changing political, economic and regulatory influences that may affect healthcare companies like us. During the past several years, the healthcare industry has been subject to an increase in governmental regulation and subject to potential disruption due to legislative initiatives and government regulation, as well as judicial interpretations thereof. While these regulations may not directly impact us or our offerings in any given case, they will affect the healthcare industry as a whole and may impact customer use of our solutions. If the government asserts broader regulatory control over companies like us or if we determine that we will accept payment from and/or participate in third party payor programs, the complexity of our operations and our compliance obligations will materially increase.

Government regulation of the practice of medicine and telehealth

The practice of medicine is subject to various federal, state and local certification and licensing laws, regulations, approvals and standards, relating to, among other things, the qualifications of the provider, the practice of medicine (including specific requirements when providing health care utilizing telehealth technologies and the provision of remote care), the continuity and adequacy of medical care, the maintenance of medical records, the supervision of personnel, and the prerequisites for the prescription of medication and ordering of tests. Because the practice of telehealth is relatively new and rapidly developing, regulation of telehealth is evolving and the application, interpretation and enforcement of these laws, regulations and standards can be uncertain or uneven. As a result, we must continually monitor legislative, regulatory and judicial developments regarding the practice of medicine and telehealth in order to support the Affiliated Medical Groups.

Physicians and midlevel providers (e.g., physician assistants, nurse practitioners) who provide professional medical services via telehealth must, in most instances, hold a valid license to practice medicine in the state in which the patient is located. We have established systems to assist the Affiliated Medical Groups in ensuring that providers are appropriately licensed under applicable state law and that their provision of telehealth to our customers occurs in each instance in compliance with applicable rules governing telehealth.

In response to the COVID-19 pandemic, some state and federal regulatory authorities lowered certain barriers to the practice of telehealth in order to make remote healthcare services more accessible. Due to our business model, these changes did not dramatically change our operations, but these changes did introduce many people to the practice of telehealth. It is unclear whether these changes will have a long-term impact on the adoption of telehealth services by the general public or legislative and regulatory authorities.

Corporate practice of medicine laws in the U.S.; Fee splitting

In certain jurisdictions, the corporate practice of medicine doctrine generally prohibits non-physicians from practicing medicine, including by employing physicians to provide clinical services, directing the clinical practice of physicians, or holding an ownership interest in an entity that employs physicians. Other practices, such as professionals splitting their professional fees with non-professional persons or entities, is also prohibited in some jurisdictions. These laws are intended to prevent unlicensed persons from interfering with or unduly influencing a physician’s professional judgment. State laws and enforcement activities related to the corporate practice of medicine and fee-splitting vary dramatically. In some states, even activities not directly related to the delivery of clinical services may be considered an element of the practice of medicine. For example, in some states the corporate practice of medicine restrictions may be implicated by non-clinical activities such as scheduling, contracting, setting rates and the hiring and management of non-clinical personnel.

Because of the restrictions on the corporate practice of medicine doctrine and fee-splitting in various jurisdictions, we do not employ the healthcare providers who provide clinical services on our platform. Instead, the Affiliated Medical Groups provide services on the platform and we contract with but do not own the Affiliated Medical Groups. The Affiliated Medical Groups and their providers maintain exclusive authority regarding the provision of healthcare services (including consults that may lead to the writing of prescriptions) and remain responsible for retaining and compensating their physicians and midlevel providers, credentialing decisions regarding their providers, maintaining professional standards, maintaining clinical documentation within medical records, establishing their own fee schedule, and submitting accurate information to us so that customers can be billed. Despite our care in structuring arrangements with the Affiliated Medical Groups, it is possible that a regulatory authority or another party, including providers affiliated with Affiliated Medical Groups, could assert that we (or other organizations with similar business models) is engaged in the corporate practice of medicine or that the contractual arrangements with Affiliated Medical Groups violate a state’s fee-splitting prohibition. Failure to comply with these state laws could lead to materially adverse consequences.

U.S. Federal and State fraud and abuse laws

Participants in the United States healthcare industry are subject to extensive federal and state regulation with respect to kickbacks, physician self-referral arrangements, false claims and other fraud and abuse issues. For example, the federal anti-kickback law (the “Anti-Kickback Law”) prohibits, among other things, knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program. The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government. The penalties for violating these laws can be severe, including criminal and civil penalties, imprisonment, and possible exclusion from the federal health care programs.

Given our current operations and the current state of this federal law, the Anti-Kickback Statute, federal False Claim Act and other laws that are tied to federal health care program or commercial insurer reimbursement should not apply to our business. If the scope of these laws is extended to include a broader spectrum of activities or if we change our business model to accept payments from third party payors such as a government program, we could become subject to these laws and need to modify our business model.

FDA regulation

The products available through our platform are regulated by the US Food and Drug Administration (the “FDA”) and are subject to the limitations placed by the FDA on the approved uses in the product prescribing information. The FDA regulates product promotion and noncompliance with the FDA’s regulations could result in the FDA requesting that we modify product promotion or subjecting us to regulatory and/or legal enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. Other federal, state or foreign enforcement authorities monitor product promotion and have the authority to levy significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement, if violations of applicable law or regulations occur.

U.S. State and Federal Health Information Privacy and Security Laws

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of health information. We believe that, because of our operating processes, we are not a covered entity or a business associate under the Health Insurance Portability and Accountability Act and the implementing regulations (“HIPAA”), which establishes a set of national privacy and security standards for the protection of protected health information by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Notwithstanding that we do not believe that we meet the definition of a covered entity or business associate under HIPAA, we have executed business associate agreements with certain other parties and have assumed obligations that are based upon HIPAA-related requirements. Because we need to use and disclose customers’ health and personal information in order to provide our services, we have developed and maintain policies and procedures to protect that information, including administrative, physical and technical safeguards.

In addition to HIPAA, numerous other federal, state, and foreign laws and regulations protect the confidentiality, privacy, availability, integrity and security of health information and other types of personal information. These laws and regulations can be more restrictive than, and may not be preempted by, HIPAA and its implementing rules. These laws and regulations are often uncertain, contradictory, and subject to changed or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future.

Corporate Information

OAC was incorporated on April 9, 2019 as a special purpose acquisition company and a Cayman Islands exempted company under the name Oaktree Acquisition Corp. On July 22, 2019, OAC completed its initial public offering. On January 20, 2021, OAC consummated the Business Combination with Hims pursuant to the Merger Agreement. In connection with the Business Combination, OAC changed its name to Hims & Hers Health, Inc.

Our address is 2269 Chestnut Street, #523, San Francisco, California 94123. Our telephone number is (415) 851-0195. Our website address is www.forhims.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Channels for Disclosure of Information

Investors, the media, and others should note that we announce material information to the public through filings with the SEC, the investor relations page on our website, blog posts on our website, press releases, public conference calls, webcasts, and our twitter feed (@wearehims).

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenues during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•

an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors.

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the end of the first fiscal year in which we are deemed to be a “large accelerated filer”; as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2024.

The Offering

Issuer	Hims & Hers Health, Inc. (f/k/a Oaktree Acquisition Corp.).

Issuance of Class A common stock

Shares of Class A common stock offered by us	10,612,401 shares of Class A common stock issuable upon exercise of the warrants, consisting of (i) 6,708,315 shares of Class A common stock that are issuable upon the exercise of the public warrants by the holders thereof, (ii) 3,012,500 shares of Class A common stock that are issuable upon the exercise of the private placement warrants by the holders thereof, and (iii) 891,586 shares of Class A common stock that are issuable upon the exercise of business combination warrants by the holders thereof other than the initial holders.

Shares of Class A common stock outstanding prior to exercise of all warrants	182,973,780 shares (as of March 15, 2021)

Shares of Class V common stock outstanding prior to exercise of all warrants	8,377,623 shares (as of March 15, 2021)

Exercise price of warrants	$11.50 per share, subject to adjustments as described herein

Use of proceeds	We will receive up to an aggregate of approximately $87.4 million from the exercise of the public warrants and business combination warrants outstanding immediately after the Business Combination, assuming the exercise in full of all of the warrants for cash and the cashless exercise of the private placement warrants. We expect to use the net proceeds from the exercise of the warrants for general corporate purposes. See “Use of Proceeds.”

Resale of Class A common stock and warrants

Shares of Class A common stock offered by the Selling Securityholders	174,516,077 shares, consisting of

•	7,500,000 PIPE shares;

•	3,773,437 sponsor shares;

•	136,191,471 merger consideration shares;

•	8,377,623 Class V conversion shares;

•	14,153,520 Earn Out Shares;

•	615,940 shares of Class A common stock that are issuable upon the exercise of warrants assumed by us in the Business Combination; and

•	3,904,086 shares of Class A common stock that are issuable upon exercise of the private placement warrants and the business combination warrants.

Warrants offered by the Selling Securityholders	3,904,086 warrants

Terms of the offering	The Selling Securityholders will determine when and how they will dispose of the shares of Class A common stock and warrants registered under this prospectus for resale.

Use of proceeds	We will not receive any proceeds from the sale of shares of Class A common stock or private placement warrants by the Selling Securityholders.

Lock-Up restrictions	Certain of our stockholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See “Description of Securities—Lock-Up Restrictions” for further discussion.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.
New York Stock Exchange Market symbols	Our Class A common stock and public warrants are listed on the New York Stock Exchange under the symbols “HIMS” and “HIMS WS,” respectively.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors,” that represent challenges that we face in connection with the successful implementation of our strategy and growth of our business. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may adversely affect our business, financial condition, results of operations, and prospects. Such risks include, but are not limited to:

•	Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects and increases the risk of your investment.

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Our quarterly results of operations, as well as our key metrics, may fluctuate on a quarterly and annual basis, which may result in us failing to meet the expectations of industry and securities analysts or our investors.

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If we are unable to expand the scope of our offerings, including the number and type of products and services that we offer, the number and quality of healthcare providers serving our customers and the number and types of conditions capable of being treated through our platform, our business, financial condition and results of operations may be materially and adversely affected.

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If we are unable to successfully market to new customers and retain existing customers, or if evolving privacy, healthcare or other laws prevent or limit our marketing activities, our business, financial condition, and results of operations could be harmed.

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We operate in highly competitive markets and face competition from large, well-established healthcare providers and more traditional retailers and pharmaceutical providers with significant resources, and, as a result, we may not be able to compete effectively.

•	Our brand is integral to our success. If we fail to effectively maintain, promote, and enhance our brand in a cost-effective manner, our business and competitive advantage may be harmed.

•	If we are unable to attract and retain high quality healthcare providers for our customers, our business, financial condition and results of operations may be materially and adversely affected.

•	The COVID-19 pandemic has increased interest in and customer use of telehealth solutions, including our platform, and we cannot guarantee that this increased interest will continue after the pandemic.

•	Our pharmacy business will subject us to regulations in addition to those we face with our core telehealth business.

•	Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

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If we fail to comply with applicable healthcare and other governmental regulations, we could face substantial penalties, our business, financial condition and results of operations could be adversely affected, and we may be required to restructure our operations.

•	Evolving government regulations and enforcement activities may require increased costs or adversely affect our results of operations.

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Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or customers, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

•	We may be subject to legal proceedings and litigation, including intellectual property disputes, which are costly to defend and could materially harm our business and results of operations.

•	We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

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Our dual class common stock structure will have the effect of concentrating approximately 90% of voting power with our Chief Executive Officer and Co-Founder, Andrew Dudum, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

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A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

RISK FACTORS

Investing in our securities involves risks. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding whether to purchase any of our securities. Our business, results of operations, financial condition, and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of these risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. Unless otherwise indicated, references in these risk factors to our business being harmed will include harm to our business, reputation, brand, financial condition, results of operations, and prospects. In such event, the market price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Hims’ Business

Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects and increases the risk of your investment.

Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects and plan for our future growth. We began offering products and services in 2017. Since that time, our business has expanded and we have increased the ways that we can address customer needs. We have encountered and will continue to encounter significant risks and uncertainties frequently experienced by new and growing companies in rapidly changing and heavily regulated industries, such as attracting new customers and healthcare providers (sometimes referred to herein as “providers”), to our platform, retaining our customers and encouraging them to utilize new offerings we make available, increasing the number of conditions that can be treated by providers through our platform, competition from other companies, whether online healthcare providers or traditional healthcare providers, hiring, integrating, training and retaining skilled personnel, verifying the identity of customers and credentials of providers serving our customers, developing new solutions, determining prices for our solutions, unforeseen expenses, challenges in forecasting accuracy, and new or adverse regulatory developments affecting the use of telehealth, pharmaceutical products, or other aspects of the healthcare industry. Additional risks include our ability to effectively manage growth and process, store, protect, and use personal data in compliance with governmental regulation, contractual obligations, and other legal obligations related to privacy and security. If our assumptions regarding these and other similar risks and uncertainties that relate to our business, which we use to plan our business, are incorrect or change as we gain more experience operating our platform or expand into the treatment of new conditions, or if we do not address these challenges successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

We may not be successful in our women’s health and wellness initiatives.

Our offerings originally catered towards men seeking treatment for conditions specifically affecting the male population, such as hair loss and erectile dysfunction. A substantial majority of our annual revenue to date has come from male customers. Although we recently began offering products and services for women as well, this part of our business is new and still developing. We have less experience marketing our platform and its capabilities to women as compared to men. As a result, our efforts to attract new female customers and to retain existing customers may not be as successful.

If we are unable to expand the scope of our offerings, including the number and type of products and services that we offer, the number and quality of healthcare providers serving our customers and the number and types of conditions capable of being treated through our platform, our business, financial condition and results of operations may be materially and adversely affected.

We provide customers with access to non-prescription products, telehealth-based medical consultations with providers, and applicable pharmaceutical products prescribed by the providers for specific medical conditions. In order for our business to continue growing and expanding, we need to continue expanding the scope of products and services we offer our customers, including telehealth consultations and prescription and non-prescription medication for additional conditions. The introduction of new products, services, or technologies by market participants, including us, can quickly make existing products and services offered by us obsolete and unmarketable. Additionally, changes in laws and regulations (or enforcement thereof) could impact the usefulness of our platform and could necessitate changes or modifications to our platform or offerings to accommodate such changes. We invest substantial resources in researching and developing new offerings and enhancing our solutions by incorporating additional features, improving functionality, and adding other improvements to meet our customers’ evolving demands. The success of any enhancements or improvements to our services or any new offerings depends on a number of factors, including timely completion, competitive pricing, adequate quality testing, integration with new and existing technologies and overall market acceptance. We may not succeed in developing, marketing, and delivering on a timely and cost-effective basis enhancements or improvements to our services or any new offerings that respond to continued changes in market demands or new customer requirements, and any enhancements or improvements to our services or any new offerings may not achieve market acceptance. Since developing enhancements to our services and the launch of new offerings can be complex, the timetable for the release of new offerings and enhancements to our existing services is difficult to predict, and we may not launch new offerings and updates as rapidly as our current or prospective customers require or expect. Any new offerings or service enhancements that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. Moreover, even if we introduce new offerings, we may experience a decline in revenue of our existing offerings that is not offset by revenue from the new offerings. In addition, we may lose existing customers who choose a competitor’s products and services. This could result in a temporary or permanent revenue shortfall and adversely affect our business.

If we are unable to successfully market to new customers and retain existing customers, or if evolving privacy, healthcare or other laws prevent or limit our marketing activities, our business, financial condition, and results of operations could be harmed.

We generate revenue from our platform by selling non-prescription health and personal care products to consumers and offering consumers access to telehealth consultations with providers and certain prescription medications that may be prescribed by the providers in connection with the telehealth consultations. We also rely on selling our products through wholesale partnerships. Unless we are able to attract new customers, retain existing customers, and maintain our wholesale partnerships, our business, financial condition, and results of operations may be harmed.

In order to attract new customers and incentivize existing customers to purchase more of our offerings, we use social media, emails, text messages, celebrity influencers, and other marketing strategies to reach new and existing customers. State and federal laws and regulations governing the privacy and security of personal information, including healthcare data, are evolving rapidly and could impact our ability to identify and market to potential and existing customers. Similarly, certain federal and state laws regulate, and in some cases limit, the use of discounts, promotions, and other marketing strategies in the healthcare industry. If federal, state, or local laws governing our marketing activities become more restrictive or are interpreted by governmental authorities to prohibit or limit these activities, our ability to attract new customers and retain customers would be affected and our business could be materially harmed. In addition, any failure, or perceived failure, by us, to comply with any federal, state, or local laws or regulations governing our marketing activities could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions against us by governmental entities, consumers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain marketing strategies.

Changes to social networking, advertising platforms’ or mobile device or other operating systems’ terms of use; terms of service or traffic algorithms that limit promotional communications, impose restrictions that would limit our ability or our customers’ ability to send communications through their platforms; disruptions or downtime experienced by these platforms or reductions in the use of or engagement with social networking or advertising platforms by customers and potential customers could also harm our business. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers or others. Any such inappropriate use of social media, emails and text messages could also cause reputational damage and adversely affect our business.

Additionally, we use emails and text messages to communicate with customers and we collect consumer data, including email addresses and phone numbers, to further our marketing efforts with such consenting consumers. If we fail to adequately or accurately collect such data or if our data collection systems are breached or information therein is misused, our business, financial condition and results of operations could be harmed. Further, any failure, or perceived failure, by us, or any third parties processing such data, to comply with privacy policies or with any federal or state healthcare, privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand, and business, and may result in claims, proceedings or actions against us by governmental entities, consumers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data sets.

If we are unable to expand our marketing infrastructure, we may fail to increase the usage of our platform to meet our forecasts.

We first launched our services in 2017. As a result, we have only limited experience marketing our offerings and engaging customers at our current scale. We derive a substantial majority of our revenue from customers’ subscription-based purchases of prescription products made available through our platform. We expect to expand the conditions for which customers can seek treatment from providers through our platform, including fulfillment of prescription medication, and, as a result, new customer acquisition is integral to our business. Our financial condition and results of operations are and will continue to be highly dependent on the ability of our marketing function to adequately promote, market, and attract customers to our platform and offerings in a manner that complies with applicable laws and regulations and at a cost that does not exceed our current budget allocated to marketing.

A key element of our business strategy is the continued expansion of our marketing infrastructure to drive customer enrollment. As we increase our marketing efforts in connection with the expansion of our platform offerings, we will need to further expand the reach of our marketing networks. Our future success will depend largely on our ability to continue to hire, train, retain, and motivate a skilled marketing workforce with significant industry-specific knowledge in various areas, including direct-to-consumer business models, ecommerce, technology, healthcare, and the regulatory restrictions related thereto, as well as the competitive landscape for our solutions.

If we are unable to expand our marketing capabilities, we may not be able to effectively expand the scope of our platform to attract new customers and give our existing customers additional treatment options. Relatedly, if any of our marketing platforms significantly increase their advertising fees, our ability to expand our marketing reach will be greatly impeded. Any such failure could adversely affect our reputation, revenue, and results of operations.

The failure of our offerings to achieve and maintain market acceptance could result in us achieving revenue below our expectations, which could cause our business, financial condition, and results of operation to be materially and adversely affected.

Our current business strategy is highly dependent on our platform and offerings achieving and maintaining market acceptance. Market acceptance and adoption of our model and the products and services we make available depend on educating potential customers who may find our services and these products and services useful, as well as potential partners, suppliers, and providers, as to the distinct features, ease-of-use, positive lifestyle impact, cost savings, and other perceived benefits of our offerings as compared to those of competitors. If we are not successful in demonstrating to existing and potential customers the benefits of our services, our revenue may decline or we may fail to increase our revenue in line with our forecasts.

Achieving and maintaining market acceptance of our model and our services could be negatively impacted by many factors, including, to the extent they arise:

•	perceived risks associated with the use of our platform, telehealth or similar technologies generally, including those related to privacy and customer data;

•	our inability to expand into new conditions and to attract providers qualified to treat those conditions;

•	regulatory developments that affect our business, including in healthcare, data privacy and security, and consumer protection;

•	competitors offering telehealth options or technologies for customers and the rate of acceptable of those solutions as compared to our platform;

•	perceived difficulty or complexity of obtaining a medical consultation or prescription on our platform; and

•	negative reviews of providers treating our customers.

In addition, our business model and the services and products we make available may be perceived by potential customers, providers, suppliers, and partners to be less trustworthy or effective than traditional medical care or competitive telehealth options, and people may be unwilling to change their current health regimens or adopt our offerings. Consumers who have healthcare insurance coverage may not wish to use the platform to access healthcare services or products for which insurance reimbursement is not available. Moreover, we believe that providers can be slow to change their treatment practices or approaches because of perceived liability risks or distrust of departures from traditional practice. Accordingly, we may face resistance to our offerings from brick-and-mortar providers until there is overwhelming evidence to convince them to alter their current approach.

The market for our model and services is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the United States is undergoing significant structural change and consolidation, which makes it difficult to forecast demand for our solutions.

The market for our model is new and rapidly evolving and we are expanding our business by offering access to consultation and treatment options for new conditions, and it is uncertain whether our offerings will achieve and sustain high levels of demand and market adoption. Our future financial performance depends in part on growth in this market, our ability to market effectively and in a cost-efficient manner, and our ability to adapt to emerging demands of our customers. It is difficult to predict the future growth rate and size of our target market. Negative publicity concerning telehealth generally, our offerings, customer success on our platform, or our market as a whole could limit market acceptance of our business model and services. If our customers do not perceive the benefits of our offerings, or if our offerings do not drive customer use and enrollment, then our market and our customer base may not continue to develop, or they may develop more slowly than we expect. Our success depends in part on the willingness of providers and healthcare organizations to partner with us, increase their use of telehealth, and our ability to demonstrate the value of our technology to providers, as well as our existing and potential customers. If providers, healthcare organizations or regulators work in opposition to us or if we are unable to reduce healthcare costs or drive positive health outcomes for our customers, then the market for our services may not continue to develop, or it might develop more slowly than we expect. Similarly, negative publicity regarding customer confidentiality and privacy in the context of telehealth could limit market acceptance of our business model and services.

The healthcare industry in the United States is continually undergoing or threatened with significant structural change and is rapidly evolving. We believe demand for our offerings has been driven in part by rapidly growing costs in the traditional healthcare system, difficulties accessing the healthcare system, patient stigma associated with sensitive medical conditions, the movement toward patient-centricity and personalized healthcare, and advances in technology. Widespread acceptance of personalized healthcare enabled by technology is critical to our future growth and success. A reduction in the growth of technology-enabled personalized healthcare could reduce the demand for our services and result in a lower revenue growth rate or decreased revenue. Additionally, the majority of our revenue is driven by products and services offered through our platform on a subscription basis, and the adoption of subscription business models is still relatively new, especially in the healthcare industry. If customers do not shift to subscription business models and subscription health management tools do not achieve widespread adoption, or if there is a reduction in demand for subscription products and services or subscription health management tools, our business, financial condition, and results of operations could be adversely affected.

Additionally, if healthcare or healthcare benefits trends shift or entirely new technologies are developed that replace existing offerings, our existing or future services could be rendered obsolete and require that we materially change our technology or business model. If we are unable to do so, our business could be adversely affected. In addition, we may experience difficulties with software development, industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new options on our platform and any enhancements thereto. Any such difficulties may have an adverse effect on our business, financial condition, and results of operations.

Competitive platforms or other technological breakthroughs for the monitoring, treatment or prevention of medical conditions may adversely affect demand for our offerings.

Our ability to achieve our strategic objectives will depend, among other things, on our ability to enable fast and efficient telehealth consultations, maintain comprehensive and affordable offerings, and deliver an accessible and reliable platform that is more appealing and user-friendly than available alternatives. Our competitors, as well as a number of other companies and providers, within and outside the healthcare industry, are pursuing new devices, delivery technologies, sensing technologies, procedures, treatments, drugs, and other therapies for the monitoring and treatment of medical conditions. Any technological breakthroughs in monitoring, treatment or prevention of medical conditions that we could not similarly leverage could reduce the potential market for our offerings, which could significantly reduce our revenue and our potential to grow certain aspects of our business.

The introduction by competitors of solutions or offerings that are or claim to be superior to our platform or offerings may create market confusion, which may make it difficult for potential customers to differentiate between the benefits of our offerings and competitive solutions. In addition, the entry of multiple new products may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of products and services we make available. If a competitor develops a product or business that competes with or is perceived to be superior to our offerings, or if a competitor employs strategies that place downward pressure on pricing within our industry, our revenue may decline significantly or may not increase in line with our forecasts, either of which could adversely affect our business, financial condition and results of operations.

We operate in highly competitive markets and face competition from large, well-established healthcare providers and more traditional retailers and pharmaceutical providers with significant resources, and, as a result, we may not be able to compete effectively.

The markets for healthcare are intensely competitive, subject to rapid change and significantly affected by new product and technological introductions and other market activities of industry participants. We compete directly not only with other established telehealth providers but also traditional healthcare providers, pharmacies, and large retailers that sell non-prescription products, including, for example, nutritional supplements, vitamins, and hair care treatments. Our current competitors include traditional healthcare providers expanding into the telehealth market, incumbent telehealth providers, as well as new entrants into our market that are focused on direct-to-consumer healthcare. Our competitors include enterprise-focused companies who may enter the direct-to-consumer healthcare industry, as well as direct-to-consumer healthcare providers. Many of our current and potential competitors may have greater name and brand recognition, longer operating histories, significantly greater resources than we do and may be able to offer products and services similar to those offered on our platform at more attractive prices than we can. Further, our current or potential competitors may be acquired by third parties with greater available resources, which has recently occurred in our industry. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, our competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace.

New competitors or alliances may emerge that have greater market share, a larger customer base, more widely adopted proprietary technologies, greater marketing expertise, and greater financial resources, which could put us at a competitive disadvantage. For example, some state and federal regulatory authorities lowered certain barriers to the practice of telehealth in order to make remote healthcare services more accessible in response to the COVID-19 pandemic. Although it is unclear whether these regulatory changes will be permanent or that they will have a long-term impact on the adoption of telehealth services by the general public or legislative and regulatory authorities, these changes may result in greater competition for our business. The lower barriers to entry may allow various new competitors to enter the market more quickly and cost effectively than before the COVID-19 pandemic. Additionally, we believe that the COVID-19 pandemic has introduced many new users to telehealth and further reinforced its benefits to potential competitors. We believe this may drive additional industry consolidation or collaboration involving competitors that may create competitors with greater resources and access to potential customers. The COVID-19 pandemic may also cause various traditional healthcare providers to evaluate and eventually pursue telehealth options that can be paired with their in-person capabilities. These industry changes could better position our competitors to serve certain segments of our current or future markets, which could create additional price pressure. In light of these factors, even if our offerings are more effective than those of our competitors, current or potential customers may accept competitive solutions in lieu of purchasing from us.

Our ability to compete effectively depends on our ability to distinguish our company and our offerings from our competitors and their products, and includes factors such as:

•	accessibility, ease of use and convenience;

•	price and affordability,

•	personalization,

•	brand recognition;

•	long-term outcomes;

•	breadth and efficacy of offerings;

•	market penetration;

•	marketing resources and effectiveness;

•	partnerships and alliances;

•	relationships with providers, suppliers and partners; and

•	regulatory compliance recourses.

If we are unable to successfully compete with existing and potential competitors, our business, financial condition, and results of operations could be adversely affected.

We have experienced rapid growth in recent periods and expect to continue to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service, or adequately address competitive challenges.

We have recently experienced a period of rapid growth in our headcount and operations. The historical revenue of Hims & Hers grew from $26.7 million for the year ended December 31, 2018, to $82.6 million for the year ended December 31, 2019, to $148.8 million for the year ended December 31, 2020. Our number of full-time employees has increased significantly over the last few years, from 41 employees as of December 31, 2018 to 181 employees as of December 31, 2020. During this period, we also established operations in the United Kingdom and significantly increased the size of our customer base.

We anticipate that we will continue to significantly expand our operations and headcount in the near term, including internationally. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational, and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively and execute our business plan. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls and our reporting systems and procedures, and we will need to ensure that we maintain high levels of customer support. Failure to effectively manage growth and execute our business plan could result in difficulty or delays in increasing the size of our customer base, declines in quality of customer support or customer satisfaction, increases in costs, difficulties in introducing new products or features, or other operational difficulties, and any of these difficulties could adversely affect our business performance and results of operations.

Our brand is integral to our success. If we fail to effectively maintain, promote, and enhance our brand in a cost-effective manner, our business and competitive advantage may be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing customers, providers, strategic partners, and partner pharmacies, and to our ability to attract new customers, providers, strategic partners, and partner pharmacies. The promotion of our brand may require us to make substantial investments, and we anticipate that, given the highly competitive nature of our market, these marketing initiatives may become increasingly difficult and expensive. Brand promotion and marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our customers, providers, or partners, could harm our reputation and brand and make it substantially more difficult for us to attract new customers, providers, and partners. If we do not successfully maintain and enhance our reputation and brand recognition in a cost-effective manner, our business may not grow and we could lose our relationships with customers, providers, and partners, which could harm our business, financial condition and results of operations.

We are dependent on our relationships with the Affiliated Medical Groups, which we do not own, to provide medical consultation services, and our business could be adversely affected if those relationships were disrupted.

In certain jurisdictions, the corporate practice of medicine doctrine generally prohibits non-physicians from practicing medicine, including by employing physicians to provide clinical services, directing the clinical practice of physicians, or holding an ownership interest in an entity that employs or contracts with physicians. Other practices, such as professionals splitting their professional fees with a non-professional, are also prohibited in some jurisdictions. Many states also limit the extent to which nurse practitioners and physician assistants can practice independently and require that they practice under the supervision of or in collaboration with a supervising physician.

Through our platform, our customers gain access to one or more licensed providers, including medical doctors, physician assistants, and nurse practitioners, for telehealth consultations conducted by video, phone, and/or store-and-forward technology. These providers are employed by or contracted with Affiliated Medical Groups to provide telehealth consultations and related services, including applicable physician supervision of nurse practitioners and physician assistants. We enter into certain contractual arrangements with the Affiliated Medical Groups and their physician owners, including an administrative services agreement with each Affiliated Medical Group for the exclusive provision by us of non-clinical services and support for the Affiliated Medical Groups. While we expect that these relationships with the Affiliated Medical Groups will continue, we cannot guarantee that they will. We believe that our arrangements with the Affiliated Medical Groups have been structured to comply with applicable law and allow the healthcare providers the ability to maintain exclusive authority regarding the provision of clinical healthcare services (including consults that may lead to the writing of prescriptions), but there can be no assurance that government entities or courts would find our approach to be consistent with their interpretation of, and enforcement activities or initiatives related to, these laws and the corporate practice of medicine doctrine. If our arrangements are deemed to be inconsistent with any applicable government entity’s interpretation of a law or regulation prohibiting the corporate practice of medicine or a fee-splitting law, we would need to restructure the arrangements with the Affiliated Medical Groups to create a compliant arrangement or terminate the arrangement. A material change in our relationships with the Affiliated Medical Groups, whether resulting from a dispute, a change in government regulation or enforcement patterns, a determination of non-compliance, or the loss of these agreements or business relationships, could impair our ability to provide products and services to our customers and could have a material adverse effect our business, financial condition and results of operations. Violations of the prohibition on corporate practice of medicine doctrine and fee-splitting may impose penalties (e.g., fines or license suspension) on healthcare providers, which could discourage professionals from entering into arrangements with the Affiliated Medical Groups and using our platform and could result in lawsuits by providers against the Affiliated Medical Groups and us. These laws and regulations are subject to change and enforcement based upon political, regulatory, and other influences. More restrictive treatment of healthcare professionals’ relationships with non-professionals such as our company in the healthcare services delivery context could have a material adverse effect on our business, financial condition and results of operations. For more information about Affiliated Medical Groups, see “Information About Hims—Affiliated Medical Groups and Providers.”

If we are unable to attract and retain high quality healthcare providers for our customers, our business, financial condition and results of operations may be materially and adversely affected.

Our success depends on our continued ability to maintain customer access to a network of qualified healthcare providers, which include medical doctors, physician assistants, and nurse practitioners. If the Affiliated Medical Groups are unable to recruit and retain licensed physicians and other qualified providers to perform services on our platform, it could have a material adverse effect on our business and ability to grow and could adversely affect our results of operations. In any particular market, providers could demand higher payments from the Affiliated Medical Groups or take other actions that could result in higher medical costs, less attractive service for our customers, or difficulty meeting regulatory requirements. Our ability to develop and maintain satisfactory relationships with providers and the Affiliated Medical Groups also may be negatively impacted by other factors not associated with us, such as pressures on healthcare providers, consolidation activity among hospitals, physician groups, and other healthcare providers, changes in the patterns of delivery and payment for healthcare services, and any perceived liability risks associated with the use of telehealth. The failure to maintain or to secure new cost-effective arrangements with the Affiliated Medical Groups that engage the providers on our platform may result in a loss of, or inability to grow, our customer base, higher costs, less attractive service for our customers and/or difficulty in meeting regulatory requirements, any of which could have a material adverse effect on our business, financial condition, and results of operations.

The activities and quality of healthcare providers treating our customers, including potentially unethical or illegal practices, could damage our brand, subject us to liability, and harm our business and financial results.

Our business entails the risk of professional liability claims against the Affiliated Medical Groups, the providers, and us. Although we carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful professional liability or other claims could result in substantial damage awards that exceed the limits of our insurance coverage. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand the scope of our services and the number of conditions for which we provide access to treatment. As a result, adequate professional liability insurance may not be available to the Affiliated Medical Groups, the providers, or to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management, Affiliated Medical Groups, and/or providers from our operations, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, claims against us, even if covered by insurance, may adversely affect our business, brand, or reputation and divert the attention of our management, Affiliated Medical Groups, and/or providers from our operations. If our customers have negative experiences on our platform as a result of the activities or quality of providers, including any allegations of potentially unethical or illegal practices, such negative experiences could subject us to liability and negatively affect our brand, our ability to attract new customers, and our ability to retain existing customers.

Any failure to offer high-quality support may adversely affect our relationships with customers and healthcare providers, and in turn our business, financial condition, and results of operations.

In using our platform, our customers depend on our customer support to resolve issues in a timely manner. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope, and delivery of our offerings or customer support to compete with changes in solutions provided by our competitors. Increased customer demand for support could increase costs and adversely affect our business, financial condition, and results of operations. Our revenue is highly dependent on our reputation and on positive recommendations from our customers, providers, and partners. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation, our ability to sell the offerings on our platform, and in turn our business, financial conditions, and results of operations.

Our business could be adversely affected if healthcare providers were classified as employees of the Affiliated Medical Groups instead of independent contractors.

The Affiliated Medical Groups with which we have relationships typically engage providers that perform services through our platform as independent contractors. The Affiliated Medical Groups believe that the providers are independent contractors because, among other things, they can choose whether, when, and where to provide services on our platform and are free to provide services on our competitors’ platforms. Nevertheless, recent legislative and judicial activity have in some jurisdictions created more restrictive standards or enforcement uncertainty with respect to the classification of workers within certain industries. The Affiliated Medical Groups may not be successful in defending the independent contractor status of providers in some or all jurisdictions in which we and/or they operate. Furthermore, the costs associated with defending, settling, or resolving pending and future lawsuits (including demands for arbitration) relating to the independent contractor status of providers could be material to the Affiliated Medical Groups. Foreign, state, and local laws governing the definition or classification of independent contractors, or changes thereto, or judicial decisions regarding independent contractor classification, could require classification of providers as employees (or workers or quasi-employees where those statuses exist) of the Affiliated Medical Groups. If the Affiliated Medical Groups are required to classify providers as employees (or as workers or quasi-employees where applicable), it could result in significant additional expenses, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes, and penalties. Further, any such reclassification could add significant complexity to our business model and could force us to have to modify or renegotiate our relationships with the Affiliated Medical Groups, which may not be possible on mutually agreeable terms, and could have an adverse effect on our business, financial condition, and results of operations.

Acquisitions and investments could result in operating difficulties, dilution and other harmful consequences that may adversely impact our business, financial condition, and results of operations. Additionally, if we are not able to identify and successfully acquire suitable businesses, our results of operations and prospects could be harmed.

We may, in the future, make acquisitions to add employees, complementary companies, products, solutions, technologies, or revenue. These transactions could be material to our results of operations and financial condition. We also expect to continue to evaluate and enter into discussions regarding a wide array of potential strategic transactions. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. The process of integrating an acquired company, business, or technology has created, and will continue to create, unforeseen operating difficulties and expenditures. The related areas where we face risks include, but are not limited to:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	loss of key employees of the acquired company and other challenges associated with integrating new employees into our culture, as well as reputational harm if integration is not successful;

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difficulties in integrating and managing the combined operations, technologies, technology platforms and products of the acquired companies, and realizing the anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical, or financial problems;

•	regulatory complexities of integrating or managing the combined operations or expanding into other industries or parts of the healthcare industry;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights, or increase our risk for liabilities;

•	failure to successfully further develop the acquired technology or realize our intended business strategy;

•	uncertainty of entry into markets in which we have limited or no prior experience or in which competitors have stronger market positions;

•	unanticipated costs associated with pursuing acquisitions;

•	failure to find commercial success with the products or services of the acquired company;

•	difficulty of transitioning the acquired technology onto our existing platforms and maintaining the security standards for such technology consistent with our other solutions;

•	failure to successfully onboard customers or maintain brand quality of acquired companies;

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responsibility for the liabilities of acquired businesses, including those that were not disclosed to us or exceed our estimates, as well as, without limitation, liabilities arising out of their failure to maintain effective data protection and privacy controls and comply with applicable regulations;

•	failure to generate the expected financial results related to an acquisition on a timely manner or at all; and

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potential accounting charges to the extent intangibles recorded in connection with an acquisition, such as goodwill, trademarks, client relationships, or intellectual property, are later determined to be impaired and written down in value.

Future acquisitions could also result in expenditures of significant cash, dilutive issuances of our equity securities, the incurrence of debt, restrictions on our business, contingent liabilities, amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. In addition, any acquisitions we announce could be viewed negatively by customers, providers, partners, suppliers, or investors.

Additionally, competition within our industry for acquisitions of business, technologies and assets may become intense. Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or the target may be acquired by another company. We may enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute acquisitions successfully, we may not be able to realize the benefits of these acquisitions, and our results of operations could be harmed. If we are unable to successfully address any of these risks, our business, financial condition, or results of operations could be harmed.

Expansion into international markets is important for our long-term growth, and as we expand internationally, we will face additional business, political, legal, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth.

Expanding our business to attract customers, providers and suppliers in countries other than the United States is an element of our long-term business strategy. An important part of targeting international markets is increasing our brand awareness and establishing relationships with partners internationally. Doing business internationally involves a number of risks, including:

•	uncertain legal and regulatory requirements applicable to telehealth and prescription medication;

•	our inability to replicate our domestic business structure consistently outside of the United States, especially as it relates to our contractual arrangement with affiliated professional entities;

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multiple, conflicting and changing laws and regulations such as tax laws, privacy and data protection laws and regulations, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	obtaining regulatory approvals or clearances where required for the sale of our offerings, products, devices and services in various countries;

•	requirements to maintain data and the processing of that data on servers located within the United States or in such countries;

•	protecting and enforcing our intellectual property rights;

•	logistics and regulations associated with prescribing medicine online and engaging with partner pharmacies to ship the prescribed medication;

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natural disasters, political and economic instability, including wars, terrorism, social or political unrest, including civil unrest, protests, and other public demonstrations, outbreaks of disease, pandemics or epidemics, boycotts, curtailment of trade, and other market restrictions; and

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regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the U.S. Foreign Corrupt Practices Act (the “FCPA”), and comparable laws and regulations in other countries.

Our ability to continue to expand our business and to attract talented employees, customers, providers, partners, and suppliers in various international markets will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute resolution systems, regulatory systems and commercial infrastructures. Entering new international markets will be expensive, our ability to successfully gain market acceptance in any particular market is uncertain and the distraction of our senior management team could harm our business, financial condition, and results of operations.

Economic uncertainty or downturns, particularly as it impacts particular industries, could adversely affect our business and results of operations.

In recent years, the United States and other significant markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. This was especially the case in 2020 as a result of the COVID-19 pandemic. Economic uncertainty and associated macroeconomic conditions make it extremely difficult for our partners, suppliers, and us to accurately forecast and plan future business activities, and could cause our customers to slow spending on our offerings and could limit the ability of our pharmacy partners to purchase sufficient quantities of pharmaceutical products from suppliers, which could adversely affect our ability to fulfill customer orders and attract new providers.

A significant downturn in the domestic or global economy may cause our customers to pause, delay, or cancel spending on our platform or seek to lower their costs by exploring alternative providers or our competitors. To the extent purchases of our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general healthcare spending. Also, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.

We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or any industry in particular. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition and results of operations could be materially adversely affected.

The COVID-19 pandemic has increased interest in and customer use of telehealth solutions, including our platform, and we cannot guarantee that this increased interest will continue after the pandemic.

In December 2019, COVID-19 surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak and then characterized it as a pandemic on March 11, 2020. The outbreak has spread globally, causing companies and various local, state, federal, and international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. The duration of the business disruptions, travel restrictions and related financial impact cannot be reasonably estimated at this time. As the COVID-19 pandemic is ongoing, the complete impact of the pandemic is still unknown and rapidly evolving.

Due to COVID-19, telehealth has seen a steep increase in use across the industry, in part due to governmental waivers of statutory and regulatory restrictions that have historically limited how telehealth may be used in delivering care in certain jurisdictions. We do not know if this relaxation of regulatory barriers resulting from COVID-19 will remain or for how long. There is renewed focus on telehealth among legislatures and regulators due to COVID-19 and the expanded use of telehealth that could result in regulatory changes inconsistent with or that place additional restrictions on our current business model or operations in certain jurisdictions. If customer adoption of telehealth generally or our platform in particular materially decreases as the COVID-19 restrictions are lifted, or if COVID-19 results in regulatory changes that limit our current activities, our industry, business, and results of operations could be adversely affected.

Our business depends on continued and unimpeded access to the internet and mobile networks.

Our ability to deliver our internet-based and mobile-application based services depends on the development and maintenance of the infrastructure of the internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. Our services are designed to operate without interruption. However, we may experience future interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems or those of our service providers, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers, providers, partners, and suppliers. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss, natural disasters, and other force majeure events outside our control;

•	communications failures;

•	software and hardware errors, failures, and crashes;

•	security breaches, computer viruses, hacking, denial-of-service attacks, and similar disruptive problems; and

•	other potential interruptions.

We also rely on software licensed from third parties in order to offer our services. These licenses are generally commercially available on varying terms. However, it is possible that this software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated. Furthermore, our use of additional or alternative third-party software would require us to enter into license agreements with third parties, and integration of our software with new third-party software may require significant work and require substantial investment of our time and resources. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our solution, result in a failure of our solution, and injure our reputation. The occurrence of any of the foregoing events could have an adverse impact on our business, financial condition, and results of operations.

Any disruption of service at Amazon Web Services, partner pharmacies or other third-party service providers could interrupt access to our platform or delay our customers’ ability to seek treatment.

We currently host our platform, serve our customers and support our operations in the United States using Amazon Web Services (“AWS”), a provider of cloud infrastructure services, and through partner pharmacies and other third-party service providers, including shipping providers and contract manufacturers. We do not have control over the operations of the facilities of partner pharmacies, AWS, or other third-party service providers. Such facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures, and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our ability to generate revenue through customer purchases on the platform. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism, and other misconduct. Our platform’s continuing and uninterrupted performance is critical to our success. Because our platform is used by our customers to engage with providers who can diagnose, manage, and treat medical conditions, and pharmacies who can fulfill and ship prescription medication, it is critical that our platform be accessible without interruption or degradation of performance. Customers may become dissatisfied by any system failure that interrupts our ability to provide our platform or access to the products and services offered through our platform to them. Outages and partner pharmacy closures could lead to claims of damages from our customers, providers, partners, suppliers, and others. We may not be able to easily switch our AWS operations to another cloud provider if there are disruptions or interference with our use of AWS. Sustained or repeated system failures could reduce the attractiveness of our offerings to customers and result in contract terminations, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our platform. Thus, any such disruptions could have an adverse effect on our business and results of operations.

None of our call centers, partner pharmacies, shipping providers, contract manufacturers nor AWS have an obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with these third-party service providers on commercially reasonable terms, if our agreements with these providers are prematurely terminated, or if in the future we add additional data, call center, or pharmacy providers, we may experience costs or downtime in connection with the transfer to, or the addition of, such new providers. If these third-party service providers were to increase the cost of their services, we may have to increase the price of our offerings, and our results of operations may be adversely impacted.

We depend on a number of other companies to perform functions critical to our ability to operate our platform, generate revenue from customers, and to perform many of the related functions.

We depend on the Affiliated Medical Groups and their providers to deliver quality healthcare consultations and services through our platform. Through our platform, providers are able to prescribe medication fulfilled by a partner pharmacy. Any interruption in the availability of a sufficient number of providers or supply from our partner pharmacies could materially and adversely affect our ability to satisfy our customers and ensure they receive consultation services and any medication that they have been prescribed. If we were to lose our relationship with one of the Affiliated Medical Groups, we cannot guarantee that we will be able to ensure access to a sufficient network of providers. Similarly, if we were to lose our relationship with one of our partner pharmacies in the near term before our own affiliated pharmacy is operational at scale and able to service all geographies, we cannot guarantee that we will be able to find, perform due diligence on, and engage with a replacement partner in a timely manner. Our ability to service customer requirements could be materially impaired or interrupted in the event that our relationship with an Affiliated Medical Group or partner pharmacy is terminated. We also depend on cloud infrastructure providers, payment processors, suppliers of non-prescription products and packaging, and various others that allow our platform to function effectively and serve the needs of our customers. Difficulties with our significant partners and suppliers, regardless of the reason, could have a material adverse effect on our business.

Our pharmacy business will subject us to regulations in addition to those we face with our core telehealth business.

We are currently in the process of opening an affiliated pharmacy dedicated to our operations, which will subject us to extensive federal, state, and local regulation. Pharmacies, pharmacists, and pharmacy technicians are subject to a variety of federal and state statutes and regulations governing various aspects of the pharmacy business, including the distribution of drugs; operation of mail order pharmacies; licensure of facilities and professionals, including pharmacists, technicians, and other healthcare professionals; packaging, storing, distributing, shipping and tracking of pharmaceuticals; repackaging of drug products; labeling, medication guides, and other consumer disclosures; interactions with prescribing professionals; compounding of prescription medications; counseling of patients; prescription transfers; advertisement of prescription products and pharmacy services; security; controlled substance inventory control and recordkeeping; and reporting to the U.S. Drug Enforcement Agency, the FDA, state boards of pharmacy, the U.S. Consumer Product Safety Commission, and other state enforcement or regulatory agencies. Many states have laws and regulations requiring out-of-state mail-order pharmacies to register with that state’s board of pharmacy. In addition, the FDA inspects facilities in connection with procedures to effect recalls of prescription drugs. The Federal Trade Commission also has requirements for mail-order sellers of goods. The U.S. Postal Service (the “USPS”) has statutory authority to restrict the transmission of drugs and medicines through the mail to a degree that may have an adverse effect on our mail-order operations. The USPS historically has exercised this statutory authority only with respect to controlled substances. If the USPS restricts our ability to deliver drugs through the mail, alternative means of delivery are available to us. However, alternative means of delivery could be significantly more expensive. The U.S. Department of Transportation has regulatory authority to impose restrictions on drugs inserted into the stream of commerce. These regulations generally do not apply to the USPS and its operations. Failure to successfully open our affiliated pharmacy or any failure or perceived failure by us or our affiliated pharmacy to comply with any applicable federal, state, and local laws and regulations could have a material adverse effect on our business, financial condition, and results of operations and may expose us to civil and criminal penalties.

Our payments system depends on third party service providers and is subject to evolving laws and regulations.

We have engaged third-party service providers to perform underlying card processing and currency exchange. If these service providers do not perform adequately or if our relationships with these service providers were to terminate, our ability to accept orders through the platform could be adversely affected and our business could be harmed. In addition, if these service providers increase the fees they charge us, our operating expenses could increase and if we respond by increasing the fees we charge to our customers, we could lose some of our customers.

The laws and regulations related to payments are complex and vary across different jurisdictions in the United States and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources, could result in liabilities, or could force us to stop offering third-party payment systems. As we expand the availability of payments via third parties or offer new payment methods to our customers in the future, we may become subject to additional regulations and compliance requirements.

Further, through our agreement with our third-party credit card processor, we are indirectly subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard. We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply. Any such difficulties or failures with respect to the payment systems we utilize may have an adverse effect on our business.

Our pricing decisions may adversely affect our ability to attract new customers, healthcare providers, and other partners.

We have limited experience determining the optimal prices for our offerings. As competitors introduce new solutions that compete with our offerings, especially in the telehealth market where we face significant competition, we may be unable to attract new customers, providers or other partners at the same price or based on the same pricing models as we have used historically. Pricing decisions may also impact the mix of adoption among our services and products and negatively impact our overall revenue. As a result, in the future we may be required to reduce our prices, which could adversely affect our revenue, gross profit, profitability, financial position and cash flows.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Our success depends largely upon the continued services of our key executive officers. These executive officers are at-will employees and therefore they may terminate employment with us at any time with no advance notice. We rely on our leadership team in the areas of marketing, legal and regulatory compliance, telehealth, operations, finance, public policy and government relations, and other general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate and retain our personnel, we may not be able to grow effectively.

Our success depends in large part on our ability to attract and retain high-quality management in marketing, engineering, operations, healthcare, regulatory, legal, finance and support functions. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could harm our results of operations and impair our ability to grow. To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and other employees. These measures may not be enough to attract and retain the personnel we require to operate our business effectively.

As we continue to grow, we may be unable to continue to attract or retain the personnel we need to maintain our competitive position. In addition to hiring new employees, we must continue to focus on retaining our best talent. Competition for these resources, particularly for engineers, is intense. We may need to invest significant amounts of cash and equity for new and existing employees and we may never realize returns on these investments. If we are not able to effectively increase and retain our talent, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed. The loss of one or more of our key employees, and any failure to have in place and execute an effective succession plan for key employees, could seriously harm our business. Employees may be more likely to leave us if the shares of our capital stock they own or the shares of our capital stock underlying their equity incentive awards have significantly reduced in value or the vested shares of our capital stock they own or vested shares of our capital stock underlying their equity incentive awards have significantly appreciated. Many of our employees may receive significant proceeds from sales of our equity in the public markets once the applicable lock-up restrictions expire, which may reduce their motivation to continue to work for us.

We also have a remote-first policy that permits most of our employees to work remotely should their particular positions allow. While we believe that most of our operations can be performed remotely, there is no guarantee that we will be as effective while working remotely because our team is dispersed and many employees may have additional personal needs to attend to or distractions in their remote work environment. To the extent our current or future remote work policies result in decreased productivity, harm our company culture, or otherwise negatively affect our business, our financial condition and results of operations could be adversely affected.

A significant portion of our non-prescription inventory is stored in our Ohio facility and any damage or disruption at this facility may harm our business.

A significant portion of our non-prescription inventory is located at a facility in Ohio. A natural disaster, fire, power interruption, work stoppage or other calamity at this facility would significantly disrupt our ability to deliver our products and operate our business. If any material amount of our facility, machinery, or inventory were damaged or unusable, we would be unable to meet our obligations to customers and wholesale partners, which could materially adversely affect our business, financial condition, and results of operations.

Risks Related to Governmental Regulation

Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

The healthcare industry is subject to changing political, economic and regulatory influences that may affect companies like ours. During the past several years, the healthcare industry has been subject to an increase in governmental regulation and subject to potential disruption due to legislative initiatives and government regulation, as well as judicial interpretations thereof. While these regulations may not directly impact us or our offerings in every instance, they will affect the healthcare industry as a whole and may impact customer use of our services. We currently accept payments only from our customers—not any third-party payors, such as government healthcare programs or health insurers. Because of this approach, we are not subject to many of the laws and regulations that impact many other participants in healthcare industry. If the government asserts broader regulatory control over companies like us or if we determine that we will facilitate payment from and/or participate in third-party payor programs, the complexity of our operations and our compliance obligations will materially increase.

If we fail to comply with applicable healthcare and other governmental regulations, we could face substantial penalties, our business, financial condition and results of operations could be adversely affected, and we may be required to restructure our operations.

The healthcare industry in general is subject to numerous federal, state and local laws and regulations that carry substantial criminal and civil fines and penalties. Under our current business model, we currently accept payments only from our customers, and not from any third party payors, such as government healthcare programs or health insurers. Because of this approach, we are not subject to many of the laws and regulations that impact many other participants in healthcare industry. If the government asserts broader regulatory control over companies like ours or if we determine that we will change our business model and accept payment from and/or participate in third-party payor programs, the complexity of our operations and our compliance obligations will materially increase. Failure to comply with any applicable federal, state and local laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Even within the narrowed band of applicable healthcare laws and regulations, because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our activities could be subject to challenge under one or more of such laws. Any action brought against us for violations of these laws or regulations, even if successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Although we have adopted policies and procedures designed to comply with these laws and regulations and conduct internal reviews of our compliance with these laws, our compliance is also subject to governmental review. The growth of our business and sales organization and our future expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil and administrative penalties, damages and fines, disgorgement, additional reporting requirements and oversight, imprisonment for individuals and exclusion from participation in government healthcare programs, such as Medicare and Medicaid, as well as contractual damages and reputational harm. We could also be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

Our ability to offer access to telehealth services internationally is subject to the applicable laws governing remote care and the practice of medicine in the applicable jurisdiction. Each country’s interpretation and enforcement of these laws is evolving and could vary significantly. We cannot provide assurance that we have accurately interpreted each such law and regulation. Moreover, these laws and regulations may change significantly as this manner of providing services and products evolves. New or revised laws and regulations (or interpretations thereof) could have a material adverse effect on our business, financial condition and results of operations.

If our business practices are found to violate federal or state anti-kickback, physician self-referral or false claims laws, we may incur significant penalties and reputations damage that could adversely affect our business.

The healthcare industry is subject to extensive federal and state regulation with respect to kickbacks, physician self-referral arrangements, false claims and other fraud and abuse issues. For example, the federal anti-kickback law (the “Anti-Kickback Law”) prohibits, among other things, knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal healthcare program. “Remuneration” is broadly defined under the Anti-Kickback Law to include anything of value, such as, for example, cash payments, gifts or gift certificates, discounts, or the furnishing of services, supplies, or equipment. The Anti-Kickback Law is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry.

The penalties for violating the Anti-Kickback Law can be severe. These sanctions include criminal and civil penalties, imprisonment, and possible exclusion from the federal healthcare programs. Many states have adopted laws similar to the Anti-Kickback Law, and some apply to items and services reimbursable by any payor, including private insurers.

In addition, the federal ban on physician self-referrals, commonly known as the “Stark Law,” prohibits, subject to certain exceptions, physician referrals of Medicare patients to an entity providing certain “designated health services” if the physician or an immediate family member of the physician has any financial relationship with the entity. A “financial relationship” is created by an investment interest or a compensation arrangement. Penalties for violating the Stark Law include the return of funds received for all prohibited referrals, fines, civil monetary penalties, and possible exclusion from the federal healthcare programs. In addition to the Stark Law, many states have their own self-referral bans, which may extend to all self-referrals, regardless of the payor.

Given our current operations and the current state of this federal law, the Anti-Kickback Law and False Claim Act should not apply to our business. If the scope of the Anti-Kickback Law, the Stark Law, or the False Claims Act changes or a state analog of the Anti-Kickback Law, the Stark Law, or the False Claims Act includes a broader spectrum of activities than the federal statutes or if we change our business model to accept payments from third-party payors such as a government program, our failure to comply with such laws, or an allegation that we have not complied, could have a material adverse effect on our business, financial condition and results of operations.

State-based laws governing kickbacks and physician self-referrals can apply in some cases regardless of whether it is a third-party payor or the customer paying. The interpretation, application, and enforcement of these laws by governmental authorities is a developing area, and there is little precedent to determine how these laws would be applied to companies like ours. Moreover, the safe harbors and exceptions to these laws are often not as well developed as they are at the federal level. Our business practices and marketing activities include certain components that are common among e-commerce and other technology companies, such as the use of social media influencers. While we have structured our business practices and marketing activities in ways that we believe comply with state laws governing kickbacks and physician self-referrals and the policies behind those laws, given the lack of healthcare regulatory precedent specific to these practices, a governmental authority could disagree with our position. If a governmental authority alleged or determined we are not in compliance with these laws, or if new laws or changes to these laws created additional limits on our business practices or marketing activities, we could face fines or other penalties or damages and we may need to modify or terminate certain arrangements, any of which could have a material adverse effect on our business, financial condition, and results of operations.

State legislative and regulatory changes specific to the area of telehealth law may present the Affiliated Medical Groups on our platform with additional requirements and state compliance costs, which may create additional operational complexity and increase costs.

The Affiliated Medical Groups and their providers’ ability to provide telehealth services to patients in a particular jurisdiction is dependent upon the laws that govern the provision of remote care, professional practice standards, and healthcare delivery in general in that jurisdiction. Laws and regulations governing the provision of telehealth services are evolving at a rapid pace and are subject to changing political, regulatory, and other influences. Some states’ regulatory agencies or medical boards may have established rules or interpreted existing rules in a manner that limits or restricts providers’ ability to provide telehealth services or for physicians to supervise nurse practitioners and physician assistants remotely. Additionally, there may be limitations placed on the modality through which telehealth services are delivered. For example, some states specifically require synchronous (or “live”) communications and restrict or exclude the use of asynchronous telehealth modalities, which is also known as “store-and-forward” telehealth. However, other states do not distinguish between synchronous and asynchronous telehealth services. Because this is a developing area of law and regulation, we continually monitor our compliance in every jurisdiction in which we operate. However, we cannot be assured that our or the Affiliated Medical Groups’ or providers’ activities and arrangements, if challenged, will be found to be in compliance with the law or that a new or existing law will not be implemented, enforced, or changed in manner that is unfavorable to our business model. We cannot predict the regulatory landscape for those jurisdictions in which we operate and any significant changes in law, policies, or standards, or the interpretation or enforcement thereof, could occur with little or no notice. The majority of the consultations provided through our platform are asynchronous consultations for customers located in jurisdictions that permit the use of asynchronous telehealth. If there is a change in laws or regulations related to our business, or the interpretation or enforcement thereof, that adversely affects our structure or operations, including greater restrictions on the use of asynchronous telehealth or remote supervision of nurse practitioners or physician assistants, it could have a material adverse effect on our business, financial condition, and results of operations.

Evolving government regulations and enforcement activities may require increased costs or adversely affect our results of operations.

In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. This risk is especially acute in the healthcare industry given the level of government spending, oversight and control over the industry as a whole. Compliance with these evolving laws, regulations and interpretations may require us to change our practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our results of operations.

There could be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us.

In the states in which we operate, we believe we are in material compliance with all applicable material regulations, but, due to the uncertain regulatory environment, certain states may determine that we are in violation of their laws and regulations. If we must remedy such violations, we may be required to modify our business and services in such states in a manner that undermines our platform’s attractiveness to customers, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such states are overly burdensome, we may elect to terminate our operations in such states. In each case, our revenue may decline and our business, financial condition, and results of operations could be adversely affected.

Additionally, the introduction of new products, services or solutions to our platform may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate federal, state, or local licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent our products or services from being offered to customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Changes in public policy that mandate or enhance healthcare coverage could have a material adverse effect on our business, operations and/or results of operations.

Our mission is to make healthcare accessible, affordable, and convenient for everyone. It is reasonably possible that our business operations and results of operations could be materially adversely affected by public policy changes at the federal, state, or local level, which include mandatory or enhanced healthcare coverage. Such changes may present us with new marketing and other challenges, which may, for example, cause use of our products and services to decrease or make doing business in particular states less attractive. If we fail to adequately respond to such changes, including by implementing effective operational and strategic initiatives, or do not do so as effectively as our competitors, our business, operations, and results of operations may be materially adversely affected.

We cannot predict the enactment or content of new legislation and regulations or changes to existing laws or regulations or their enforcement, interpretation or application, or the effect they will have on our business or results of operations, which could be materially adverse. Even if we could predict such matters, we may not be able to reduce or eliminate the potential adverse impact of public policy changes that could fundamentally change the dynamics of our industry.

Changes in insurance and healthcare laws, as well as the potential for further healthcare reform legislation and regulation, have created uncertainty in the healthcare industry and could materially affect our business, financial condition, and result of operations.

The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, each enacted in March 2010, generally known as the “Health Care Reform Law,” significantly expanded health insurance coverage to uninsured Americans and changed the way healthcare is financed by both governmental and private payers. Since then, the Health Care Reform Law has prompted legislative efforts to significantly modify or repeal the Health Care Reform Law, which may impact how the federal government responds to lawsuits challenging the Health Care Reform Law. We cannot predict what further reform proposals, if any, will be adopted, when they may be adopted, or what impact they may have on our business. While we currently only accept payments from customers—not any third parties or insurance providers—and our business model may not be directly impacted by healthcare reform, healthcare reform will impact the healthcare industry in which we operate. If we are required to comply with the Health Care Reform Law and fail to comply or are unable to effectively manage such risks and uncertainties, our financial condition and results of operations could be adversely affected.

The products we sell and our third-party suppliers are subject to FDA regulations and other state and local requirements and if we or our third party suppliers fail to comply with federal, state, and local requirements, our ability to fulfill customers’ orders through our platform could be impaired.

The products available through our platform, and the third-party suppliers and manufacturers of these products, are subject to extensive regulation by the FDA and state and local authorities, including pharmaceuticals, over-the-counter drugs, over-the-counter devices, cosmetics, and dietary supplements. These authorities can enforce regulations related to methods and documentation of the testing, production, compounding, control, quality assurance, labeling, packaging, sterilization, storage, and shipping of products. Government regulations specific to pharmaceuticals are wide ranging and govern, among other things: the ability to bring a pharmaceutical to market, the conditions under which it can be sold, the conditions under which it must be manufactured, and permissible claims that may be made for such product. Failure to meet—or significant changes to—any federal, state, or local requirements attendant to the sales and marketing of a regulated product could result in enforcement actions, impede our ability to provide access to affected products, and have a material adverse effect on our business, financial condition and results of operations.

We may be subject to fines, penalties, and injunctions if we are determined to be promoting the use of products for unapproved uses.

Certain of the products available through our platform require approval by the FDA and are subject to the limitations placed by FDA on the approved uses in the product prescribing information. Some of these products are prescribed by providers on the platform for “off-label” uses (i.e., for a use other than that specifically authorized by the FDA for the medication in question). While providers are legally permitted to prescribe medications for off-label uses, and although we believe our product promotion is conducted in material compliance with FDA and other regulations, if the FDA determines that our product promotion constitutes promotion of an unapproved use of an approved product or of an unapproved product, the FDA could request that we modify our product promotion or subject us to regulatory and/or legal enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine, and criminal penalties. It is also possible that other federal, state, or foreign enforcement authorities might take action if they consider the product promotion to constitute promotion of an unapproved use of an approved product or of an unapproved product, which could result in significant fines or penalties under other statutes, such as laws prohibiting false claims for reimbursement.

The information that we provide to healthcare providers, customers, and our partners could be inaccurate or incomplete, which could harm our business, financial condition, and results of operations.

We collect and transmit healthcare-related information to and from our customers, providers and partner pharmacies in connection with the telehealth consultations conducted by the providers and prescription medication fulfillment by our partner pharmacies. If the data that we provide to our customers, providers, or partner pharmacies are incorrect or incomplete or if we make mistakes in the capture or input of these data, our reputation may suffer and we could be subject to claims of liability for resulting damages. While we maintain insurance coverage, this coverage may prove to be inadequate or could cease to be available to us on acceptable terms, if at all. Even unsuccessful claims could result in substantial costs and the diversion of management resources. A claim brought against us that is uninsured or under-insured could harm our business, financial condition, and results of operations.

Our use, disclosure, and other processing of personally identifiable information, including health information, is subject to federal, state, and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our customers, providers, and revenue.

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of health information and other types of personal data or personally identifiable information (“PII”). We believe that, because of our operating processes, we are not a covered entity or a business associate under HIPAA, which establishes a set of national privacy and security standards for the protection of protected health information by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Notwithstanding that we do not believe that we meet the definition of a covered entity or business associate under HIPAA, we have executed business associate agreements with certain other parties and have assumed obligations that are based upon HIPAA-related requirements.

We have developed and maintained policies and procedures with respect to health information and personal information that we use or disclose in connection with our operations, including the adoption of administrative, physical and technical safeguards to protect such information.

In addition to HIPAA, numerous other federal, state, and foreign laws and regulations protect the confidentiality, privacy, availability, integrity and security of health information and other types of PII, including the California Confidentiality of Medical Information Act. These laws and regulations in many cases are more restrictive than, and may not be preempted by, HIPAA and its implementing rules. These laws and regulations are often uncertain, contradictory, and subject to changed or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future. This complex, dynamic legal landscape regarding privacy, data protection, and information security creates significant compliance issues for us, the Affiliated Medical Groups and the providers and potentially exposes us to additional expense, adverse publicity, and liability. While we have implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some health information and other PII or confidential information is transmitted to us by third parties, who may not implement adequate security and privacy measures, and it is possible that laws, rules, and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with our practices or those of third parties who transmit health information and other PII or confidential information to us. If we or these third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business.

We also publish statements to our customers through our privacy policy that describe how we handle health information or other PII. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims, and complying with regulatory or court orders. Any of the foregoing consequences could seriously harm our business and our financial results. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to us may limit customers’ use and adoption of, and reduce the overall demand for, our platform. Any of the foregoing consequences could have a material adverse impact on our business and our financial results.

Public scrutiny of internet privacy and security issues may result in increased regulation and different industry standards, which could deter or prevent us from providing services to our customers, thereby harming our business.

The regulatory framework for privacy and security issues worldwide is evolving and is likely to remain in flux for the foreseeable future. Various government and consumer agencies have also called for new regulation and changes in industry practices. Practices regarding the registration, collection, processing, storage, sharing, disclosure, use and security of personal and other information by companies offering an online service like our platform have recently come under increased public scrutiny.

For example, the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020, requires, among other things, covered companies to provide new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information. Similar legislation has been proposed or adopted in other states. Aspects of the CCPA and these other state laws and regulations, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), recently was certified by the California Secretary of State to appear on the ballot for the November 3, 2020 election. If this initiative is approved by California voters, the CPRA would significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses.

Our business, including our ability to operate and to expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our websites, mobile applications, solutions, features, or our privacy policies. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly gather and use data from data subjects. Therefore, our business could be harmed by any significant change to applicable laws, regulations, or industry standards or practices regarding the storage, use, or disclosure of data our customers or providers share with us, or regarding the manner in which the express or implied consent of customers or providers for such collection, analysis and disclosure is obtained. Such changes may require us to modify our platform, possibly in a material manner, and may limit our ability to develop new offerings, functionality or features.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or customers, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect, store, use and disclose sensitive data, including health information and other types of PII. We also process and store, and use additional third parties to process and store, confidential and proprietary information such as intellectual property and other proprietary business information, including that of our customers, providers and partners. Our customer information is encrypted but not always de-identified. We manage and maintain our platform and data utilizing a combination of managed data center systems and cloud-based computing center systems.

We are highly dependent on information technology networks and systems, including the internet, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, and employee or contractor error, negligence or malfeasance, can create system disruptions, shutdowns or unauthorized disclosure or modifications of information, causing sensitive, confidential or proprietary information to be accessed or acquired without authorization or to become publicly available. We utilize third-party service providers for important aspects of the collection, storage, transmission, and verification of customer information and other confidential, and sensitive information, and therefore rely on third parties to manage functions that have material cybersecurity risks. Because of the nature of the sensitive, confidential and proprietary information that we and our service providers collect, store, transmit, and otherwise process, the security of our technology platform and other aspects of our services, including those provided or facilitated by our third-party service providers, are important to our operations and business strategy. We take certain administrative, physical and technological safeguards to address these risks, such as requiring outsourcing subcontractors who handle customer, user, and patient information for us to enter into agreements that contractually obligate those subcontractors to use reasonable efforts to safeguard sensitive, confidential and proprietary information. Measures taken to protect our systems, those of our third-party service providers, or sensitive, confidential and proprietary information that we or our third-party service providers process or maintain, may not adequately protect us from the risks associated with the collection, storage and transmission of such information. Although we take steps to help protect sensitive, confidential and proprietary information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses, failures or breaches due to third-party action, employee negligence or error, malfeasance, or other disruptions.

A security breach or privacy violation that leads to disclosure or unauthorized use or modification of, or that prevents access to or otherwise impacts the confidentiality, security, or integrity of, sensitive, confidential, or proprietary information we or our third-party service providers maintain or otherwise process, could harm our reputation, compel us to comply with breach notification laws, and cause us to incur significant costs for remediation, fines, penalties, notification to individuals and governmental authorities, implementation of measures intended to repair or replace systems or technology and to prevent future occurrences, potential increases in insurance premiums, and forensic security audits or investigations. As a result, a security breach or privacy violation could result in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, or if it is perceived that we have been unable to do so, our operations could be disrupted, we may be unable to provide access to our platform, and could suffer a loss of customers or providers or a decrease in the use of our platform, and we may suffer loss of reputation, adverse impacts on customer, provider and partner confidence, financial loss, governmental investigations or other actions, regulatory or contractual penalties, and other claims and liability. In addition, security breaches and other inappropriate access to, or acquisition or processing of, information can be difficult to detect, and any delay in identifying such incidents or in providing any notification of such incidents may lead to increased harm.

Any such breach or interruption of our systems or any of our third-party information technology partners, could compromise our networks or data security processes and sensitive, confidential, or proprietary information could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost, or stolen. Any such interruption in access, improper access, disclosure or other loss of such information could result in legal claims or proceedings, liability under laws and regulations that protect the privacy of customer information or other personal information, such as the California Consumer Privacy Act or the General Data Protection Regulation, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform operate our platform and perform our services, provide customer assistance services, conduct research and development activities, collect, process, and prepare company financial information, provide information about our current and future offerings and engage in other user and clinician education and outreach efforts. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our business and competitive position. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA and other anti-corruption, anti-bribery, and anti-money laundering laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person or gain any improper advantage. The FCPA and similar applicable anti-bribery and anti-corruption laws also prohibit our third-party business partners, representatives, and agents from engaging in corruption and bribery. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible. Our exposure for violating these laws will increase as we expand internationally and as we commence sales and operations in foreign jurisdictions. Any violation of the FCPA or other applicable anti-bribery, anti-corruption, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, drop in stock price, or overall adverse consequences to our business, all of which may have an adverse effect on our reputation, business, financial condition, and results of operations.

Risks Related to Intellectual Property and Legal Proceedings

Failure to protect or enforce our intellectual property rights could harm our business and results of operations.

Our intellectual property includes the content of our website, our application, our software code, our electronic medical record system, our unregistered copyrights, and our trademarks. We believe that our intellectual property is an essential asset of our business. If we do not adequately protect our intellectual property, our brand and reputation could be harmed and competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could materially harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our technology and delay or render impossible our achievement of profitability. A failure to protect our intellectual property in a cost-effective and meaningful manner could have a material adverse effect on our ability to compete. We regard the protection of our trade secrets, copyrights, trademarks, trade dress, databases, and domain names as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights and other rights provided under foreign laws. These laws are subject to change at any time and could further restrict our ability to protect or enforce our intellectual property rights. In addition, the existing laws of certain foreign countries in which we operate may not protect our intellectual property rights to the same extent as do the laws of the United States. We also have a practice of entering into confidentiality and invention assignment agreements with our employees and contractors, and often enter into confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. In addition, from time to time we make our technology and other intellectual property available to others under license agreements, including open source license agreements and trademark licenses under agreements with our partners for the purpose of co-branding or co-marketing our products or services. However, these contractual arrangements and the other steps we have taken to protect our intellectual property rights may not prevent the misappropriation of our proprietary information, infringement of our intellectual property rights, disclosure of trade secrets, and other proprietary information, or deter independent development of similar or competing technologies or duplication of our technologies, and may not provide an adequate remedy in the event of such misappropriation or infringement.

Obtaining and maintaining effective intellectual property rights is expensive, as is the costs of defending our rights. We make business decisions about when to file applications or registrations to protect our intellectual property and rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. We are seeking or may seek to protect certain of our intellectual property rights through filing applications for copyrights, trademarks, and domain names in a number of jurisdictions, a process that is expensive and may not be successful in all jurisdictions. Even where we have intellectual property rights, they may later be found to be unenforceable or have a limited scope of enforceability. In addition, we may not seek to pursue such protection in every jurisdiction. In particular, we believe it is important to maintain, protect and enhance our brand.

Accordingly, we pursue the registration of domain names and our trademarks and service marks in the United States and in some jurisdictions outside of the United States. We may, over time, increase our investment in protecting innovations through investments in filings, registrations or similar steps to protect our intellectual property, and these processes are expensive and time-consuming.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. We may not always detect infringement of our intellectual property rights, and defending or enforcing our intellectual property rights, even if successfully detected, prosecuted, enjoined, or remedied, could result in the expenditure of significant financial and managerial resources. Litigation may be necessary to enforce our intellectual property rights, protect our proprietary rights, or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and results of operations. We may also incur significant costs in enforcing our trademarks against those who attempt to imitate our brand and other valuable trademarks and service marks. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, countersuits, and adversarial proceedings such as oppositions, inter partes review, post-grant review, re-examination, or other post-issuance proceedings, that attack the validity and enforceability of our intellectual property rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

If we fail to maintain, protect and enhance our intellectual property rights, our business, financial condition, and results of operations may be harmed.

We may be in the future subject to claims that we violated intellectual property rights of others, which are extremely costly to defend and could require us to pay significant damages and limit our ability to operate.

Companies in our industry, and other intellectual property rights holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. Our future success depends in part on not infringing upon the intellectual property rights of others. We have in the past and may in the future receive notices that claim we have misappropriated, infringed, or otherwise misused other parties’ intellectual property rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology. Because patent applications can take years to issue and are often afforded confidentiality for some period of time there may currently be pending applications, unknown to us, that later result in issued patents that could cover our technology.

Any intellectual property claim against us or parties indemnified by us, regardless of merit, could be time consuming and expensive to settle or litigate and could divert our management’s attention and other resources. These claims also could subject us to significant liability for damages and could result in our having to stop using technology, content, branding or business methods found to be in violation of another party’s rights. We might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense, be infeasible or make us less competitive in the market. Such disputes could also disrupt our business, which would adversely impact our customer satisfaction and ability to attract customers. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we cannot license or develop technology, content, branding or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively. Additionally, we may be obligated to indemnify our customers in connection with litigation and to obtain licenses or refund subscription fees, which could further exhaust our resources. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. Any of these results could harm our results of operations.

We may be subject to legal proceedings and litigation, including intellectual property disputes, which are costly to defend and could materially harm our business and results of operations.

We may be party to lawsuits and legal proceedings in the normal course of business. These matters are often expensive and disruptive to normal business operations. We may face allegations, lawsuits, and regulatory inquiries, audits, and investigations regarding data privacy, security, labor and employment, consumer protection, practice of medicine, and intellectual property infringement, including claims related to privacy, patents, publicity, trademarks, copyrights, and other rights. A portion of the technologies we use incorporates open source software, and we may face claims claiming ownership of open source software or patents related to that software, rights to our intellectual property or breach of open source license terms, including a demand to release material portions of our source code or otherwise seeking to enforce the terms of the applicable open source license. We may also face allegations or litigation related to our acquisitions, securities issuances or business practices, including public disclosures about our business. Litigation and regulatory proceedings, and particularly the healthcare regulatory and class action matters we could face, may be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our solution or require us to stop offering certain features, all of which could negatively impact our acquisition of customers and revenue growth. We may also become subject to periodic audits, which could likely increase our regulatory compliance costs and may require us to change our business practices, which could negatively impact our revenue growth. Managing legal proceedings, litigation and audits, even if we achieve favorable outcomes, is time-consuming and diverts management’s attention from our business.

The results of regulatory proceedings, litigation, claims, and audits cannot be predicted with certainty, and determining reserves for pending litigation and other legal, regulatory and audit matters requires significant judgment. There can be no assurance that our expectations will prove correct, even if these matters are resolved in our favor or without significant cash settlements. These matters, and the time and resources necessary to litigate or resolve them, could harm our reputation, business, financial condition and results of operations.

We face the risk of product liability claims and may not be able to maintain or obtain insurance.

Our business involves third-party medical providers performing medical consultations and, if warranted, prescribing medication to our customers. This activity, as well as the sale of other products on our platform, exposes us to the risk of product liability claims. We may be subject to product liability claims if products obtained or prescribed through our platform cause, or merely appear to have caused, an injury. Claims may be made by customers, third-party service providers or manufacturers of products and services we make available. Although we have product liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverages may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business.

We may be subject to claims against us even if the apparent injury is due to the actions of others or misuse of the prescribed medication or other product. These liabilities could prevent or interfere with our growth and expansion efforts. Defending a suit, regardless of merit, could be costly, could divert management attention, and may result in adverse publicity or result in reduced acceptance of our platform and offerings.

Our business could be disrupted by catastrophic events and man-made problems, such as power disruptions, data security breaches, and terrorism.

Our systems are vulnerable to damage or interruption from the occurrence of any catastrophic event, including earthquake, fire, flood, tsunami, or other weather event, power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war, terrorist attack, or incident of mass violence, which could result in lengthy interruptions in access to our platform. In addition, acts of terrorism, including malicious internet-based activity, could cause disruptions to the internet or the economy as a whole. Even with our disaster recovery arrangements, access to our platform could be interrupted. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver our platform and solution to our customers would be impaired or we could lose critical data. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business, financial condition, and results of operations could be harmed.

We have implemented a disaster recovery program that allows us to move website traffic to a backup data center in the event of a catastrophe. This allows us the ability to move traffic in the event of a problem, and the ability to recover in a short period of time. However, to the extent our disaster recovery program does not effectively support the movement of traffic in a timely or complete manner in the event of a catastrophe, our business and results of operations may be harmed.

We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business, financial condition and results of operations that may result from interruptions in access to our platform as a result of system failures.

Risks Related to Our Results of Operations and Additional Capital Requirements

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability.

Hims & Hers has incurred net losses on an annual basis since its inception. Hims & Hers incurred net losses of $75.2 million, $72.1 million, and $18.1 million in the years ended December 31, 2018, 2019, and 2020, respectively. Hims & Hers had an accumulated deficit of $171.3 million as of December 31, 2020. We expect our costs will increase substantially in the foreseeable future and we expect our losses will continue as we expect to invest significant additional funds towards growing our platform, growing our provider network, enhancing our pharmacy fulfillment system, operating as a public company and as we continue to invest in increasing our customer base, hiring additional employees, and developing new products and technological capabilities to enhance our customers’ experience on our platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. To date, we have financed our operations principally from the sale of our equity, revenue from our platform, and the incurrence of indebtedness. Hims & Hers’ historical cash flows from operations were negative for the years ended December 31, 2018, 2019, and 2020. We may not generate positive cash flows from operations or achieve profitability in any given period, and our limited operating history may make it difficult to evaluate our current business and our future prospects.

We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing and highly regulated industries, including increasing expenses as we continue to grow our business. If we are not able to achieve or maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all and/or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations, and financial condition would be adversely affected.

Our quarterly results of operations, as well as our key metrics, may fluctuate on a quarterly and annual basis, which may result in us failing to meet the expectations of industry and securities analysts or our investors.

Our results of operations have in the past and could in the future vary significantly from quarter-to-quarter and year-to-year and may fail to match the expectations of securities analysts because of a variety of factors, many of which are outside of our control and, as a result, should not be relied upon as an indicator of future performance. As a result, we may not be able to accurately forecast our results of operations and growth rate. Any of these events could cause the market price of our common stock to fluctuate. Factors that may contribute to the variability of our results of operations include:

•	new developments on our platform or in our product offerings;

•	our ability to attract and retain providers to our platform;

•	changes in our pricing policies and those of our competitors;

•	our ability to execute our plans to add treatment options and provider expertise for additional medical conditions;

•	long-term treatment outcomes of customers on our platform;

•	medical, technological, or other innovations in our industry or in connection with specific products that we make available on our platform;

•	our ability to maintain relationships with customers, partners, and suppliers;

•	our ability to retain key members of our executive leadership team;

•	breaches of security or privacy;

•	the amount and timing of operating costs and capital expenditures related to the expansion of our business;

•	costs related to litigation, investigations, regulatory enforcement actions, or settlements;

•

changes in the legislative or regulatory environment, including with respect to practice of medicine, telehealth, privacy or data protection, or enforcement by government regulators, including fines, orders, or consent decrees;

•	announcements by competitors or other third parties of significant new products or acquisitions or entrance into certain markets;

•	our ability to make accurate accounting estimates and appropriately recognize revenue for our platform and offerings for which there are no relevant comparable products;

•	instability in the financial markets;

•	global economic conditions;

•	the duration and extent of the COVID-19 pandemic; and

•	political, economic and social instability, including terrorist activities, and any disruption these events may cause to the global economy.

The impact of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, we believe that quarter-to-quarter comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of future performance.

We rely significantly on revenue from customers purchasing subscription-based prescription products and may not be successful in expanding our offerings.

To date, the vast majority of our revenue has been, and we expect it to continue to be, derived from customers who purchase subscription-based prescription products through the platform. In our subscription arrangements, customers select a cadence at which they wish to receive product shipments. These customers generate a substantial majority of our revenue. The introduction of competing offerings with lower prices for consumers, fluctuations in prescription prices, changes in consumer purchasing habits, including an increase in the use of mail-order prescriptions, changes in the regulatory landscape, and other factors could result in changes to our contracts or a decline in our revenue, which may have an adverse effect on our business, financial condition and results of operations. Because we derive a vast majority of our revenue from customers who purchase subscription-based prescription products, any material decline in the use of such offerings could have a pronounced impact on our future revenue and results of operations, particularly if we are unable to expand our offerings overall.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, results of operations, and financial condition.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the listing standards of the New York Stock Exchange (the “NYSE”), and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

The new rules and regulations applicable to public companies has made it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible than they have been in the past, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations, and financial condition.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products or services, or enhance our existing platform and associated offerings, enhance our operating infrastructure and acquire complementary businesses and technologies. In order to achieve these objectives, we may make future commitments of capital resources. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP and our key metrics require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes and amounts reported in our key metrics. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, valuation of warrant liability, fair value of stock-based compensation, and consolidation of variable interest entities. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors.

We may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that are applicable to us.

We are required to provide management’s attestation on internal controls pursuant to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those previously required of us as a privately-held company. If our Class A common stock held by non-affiliates exceeds $700 million as of June 30 in the upcoming five years, we will also be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and the relevant increased disclosure obligations.

Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that is now applicable to us after the Business Combination. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.

Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our customers, which could subject us to additional tax liability and related interest and penalties, increase the costs of our solution and adversely impact our business.

The application of federal, state, local, and international tax laws to services provided electronically is evolving. New income, sales, use, value-added, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services provided over the internet or could otherwise materially affect our financial position and results of operations.

In addition, state, local and foreign tax jurisdictions have differing rules and regulations governing sales, use, value-added and other taxes, and these rules and regulations can be complex and are subject to varying interpretations that may change over time. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect). If we are required to collect and pay back taxes and associated interest and penalties, and if the amount we are required to collect and pay exceeds our estimates and reserves, or if we are unsuccessful in collecting such amounts from our customers, we could incur potentially substantial unplanned expenses, thereby adversely impacting our results of operations and cash flows. Imposition of such taxes on our services going forward or collection of sales tax from our customers in respect of prior sales could also adversely affect our sales activity and have a negative impact on our results of operations and cash flows.

One or more states may seek to impose incremental or new sales, use, value added, or other tax collection obligations on us, including for past sales by us or our resellers and other partners. A successful assertion by a state, country or other jurisdiction that we should have been or should be collecting additional sales, use, value added, or other taxes on our solutions could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage users from utilizing our solutions or otherwise harm our business, results of operations, and financial condition.

Certain U.S. state tax authorities may assert that we have a state nexus and seek to impose state and local income taxes which could harm our results of operations.

There is a risk that certain state tax authorities where we do not currently file a state income tax return could assert that we are liable for state and local income taxes based upon income or gross receipts allocable to such states. States are becoming increasingly aggressive in asserting a nexus for state income tax purposes. If a state tax authority successfully asserts that our activities give rise to a nexus, we could be subject to state and local taxation, including penalties and interest attributable to prior periods. Such tax assessments, penalties and interest may adversely impact our results of operations.

Risks Related to Ownership of our Securities

Our dual class common stock structure will have the effect of concentrating voting power with our Chief Executive Officer and Co-Founder, Andrew Dudum, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

Shares of our Class V common stock have 175 votes per share, while shares of our Class A common stock have one vote per share. Mr. Dudum, our Chief Executive Officer, Co-Founder and a member of our Board of Directors, including his affiliates and permitted transferees, hold all of the issued and outstanding shares of Class V common stock. Accordingly, Mr. Dudum holds, directly or indirectly, approximately 90% of the outstanding voting power and will be able to control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Mr. Dudum may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale, and might ultimately affect the market price of shares of Class A common stock. For information about our dual class structure, see the section titled “Description of Securities.”

We cannot predict the impact our dual class structure will have on the price of our Class A common stock.

We cannot predict whether our dual class common stock structure will result in a lower or more volatile market price of Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our Class A common Stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our dual class structure, we will likely be excluded from certain of these indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make shares of our Class A common stock less attractive to other investors. As a result, the market price of shares of our Class A common stock could be adversely affected.

As a “controlled company” within the meaning of NYSE listing standards, we qualify for exemptions from certain corporate governance requirements. We have the opportunity to elect any of the exemptions afforded a controlled company.

Because Mr. Dudum controls more than a majority of the total voting power following the consummation of the Business Combination, we are a “controlled company” within the meaning of NYSE listing standards. Under NYSE Listing Rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with the following NYSE rules regarding corporate governance:

•	the requirement that a majority of its board of directors consist of independent directors;

•	the requirement to have a nominating and corporate governance committee composed entirely of independent directors and a written charter addressing the committee’s purpose and responsibilities;

•	the requirement to have a compensation committee composed entirely of independent directors and a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement of an annual performance evaluation of the nominating, corporate governance and compensation committees.

Currently, eight of our nine directors have been determined by our Board of Directors to be independent. We also have an independent compensation committee in addition to an independent audit committee. We do not have a nominating committee. The typical functions of this committee are addressed by our full Board of Directors. For as long as the “controlled company” exemption is available, our Board of Directors in the future may not consist of a majority of independent directors and may not have an independent nominating committee or compensation committee. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE rules regarding corporate governance.

Delaware law and our certificate of incorporation and bylaws contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our certificate of incorporation, bylaws and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors and therefore depress the trading price of our Class A common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our board of directors or taking other corporate actions, including effecting changes in our management. Among other things, our certificate of incorporation and/or bylaws include provisions regarding:

•	Class V common stock that is entitled to 175 votes per share;

•

the ability of our stockholders to take action by written consent in lieu of a meeting for so long as Mr. Dudum and his affiliates and permitted transferees beneficially own a majority of the voting power of the then-outstanding shares of our capital stock;

•

the ability of our board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the limitation of the liability of, and the indemnification of, our directors and officers;

•

the requirement that a special meeting of stockholders may be called only by a majority of the entire board of directors, the chairman of the board of directors or the chief executive officer which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•

the ability of our board of directors to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors, and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our board of directors or management.

In addition, our certificate of incorporation includes a provision substantially similar to Section 203 of the DGCL, which may prohibit certain stockholders holding 15% or more of our outstanding capital stock from engaging in certain business combinations with us for a specified period of time.

Our certificate of incorporation designates a state or federal court located within the State of Delaware as the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, stockholders, employees or agents.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent or stockholders, (iii) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The forgoing provisions will not apply to any claims arising under the Securities Act and, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act. Notwithstanding the foregoing, the provisions of Article XII of our certificate of incorporation will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.

These choice of forum provisions in our certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.

Our warrant agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants will be deemed to have notice of and to have consented to the forum provisions in our warrant agreement.

If any action, the subject matter of which is within the scope of the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The unaudited pro forma financial information included elsewhere in this prospectus may not be indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated.

The unaudited pro forma financial information in this prospectus is presented for illustrative purposes only and may not be indicative of what the combined company’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. As described in the “Unaudited Pro Forma Condensed Combined Financial Information,” the transaction will be accounted for as a reverse recapitalization.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and we have chosen to take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” which could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we have chosen to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years from OAC’s initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our Class A common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our Class A common stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

The price of our Class A common stock and warrants may be volatile.

The price of our Class A common stock and warrants may fluctuate due to a variety of factors, including:

•	changes in the industries in which we operate;

•	variations in our operating performance and the performance of our competitors in general;

•	material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy;

•	actual or anticipated fluctuations in our quarterly or annual results of operation;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	changes in laws and regulations affecting its business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of our Class A common stock available for public sale;

•	sales of shares of Class A common stock by the PIPE Investors; and

•

general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

These market and industry factors may materially reduce the market price of our Class A common stock and warrants regardless of our operating performance.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock or warrants.

Immediately following the completion of the Business Combination, (i) the Hims Stockholders owned approximately 82.1% of the total outstanding shares of Class A common stock and Class V common stock,

(ii) the Sponsor owned approximately 2.2% of the total outstanding shares of Class A common stock and Class V common stock, (iii) the PIPE Investors owned approximately 4.3% of the total outstanding shares of Class A common stock and Class V common stock and (iv) the public stockholders owned approximately 11.4% of the total outstanding shares of Class A common stock, in each case subject to the assumptions set forth in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

Although the Sponsor and the holders of more than 75% of the Class A common stock held by former Hims Stockholders are subject to certain lock-up restrictions regarding the transfer of shares of Class A common stock, these shares may be sold after the expiration of the respective applicable lock-ups under the Sponsor Agreement and the Amended and Restated Investors’ Rights Agreement, respectively, along with certain other lock-up agreements signed by Hims Stockholder that contain lock-up restrictions substantially similar to those in the Amended and Restated Investors’ Rights Agreement. The PIPE Investors are not subject to lock-up restrictions. This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus of up to 174,516,077 shares of Class A common stock and up to 3,904,086 warrants. As restrictions on resale end and this prospectus is available for use, the market price of our Class A common stock or warrants could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Warrants are exercisable for our Class A common stock, which could increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Warrants to purchase an aggregate of 10,608,958 shares of our Class A Common Stock became exercisable in accordance with the terms of the warrant agreement governing those securities. These warrants became exercisable 30 days after the completion of the Business Combination, subject to certain registration and other requirements in the warrant agreement. The exercise price of these warrants is $11.50 per share. To the extent such warrants are exercised, additional shares of our Class A common stock will be issued, which will result in dilution to the holders of our Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the prevailing market price of our Class A common stock. However, there is no guarantee that the public warrants will be in the money at a given time prior to their expiration, and as such, the warrants may expire worthless. See “—The public warrants may not be in the money at a given time, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment.”

The public warrants may not be in the money at a given time, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a warrant agreement between Continental, as warrant agent, and OAC prior to the Business Combination. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of shares of our Class A common stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

In addition, we may redeem your warrants at any time after they become exercisable and prior to their expiration at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption for a number of shares of Class A common stock determined based on the redemption date and the fair market value of our Class A common stock. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants. None of the private placement warrants will be redeemable by us, subject to certain circumstances, so long as they are held by our Sponsor or its permitted transferees.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Class A common stock.

Securities research analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of us, the market price and volume for shares of our Class A common stock could be adversely affected.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that will increase our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations will result in increased general and administrative expenses and a diversion of management time and attention.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

USE OF PROCEEDS

All of the securities offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

Assuming the exercise of all public warrants and business combination warrants outstanding immediately following the Business Combination for cash and the cashless exercise of the private placement warrants, we will receive an aggregate of approximately $87.4 million, but will not receive any proceeds from the sale of the shares of Class A common stock issuable upon such exercise. We expect to use the net proceeds from the exercise of the warrants, if any, for working capital and general corporate purposes. We will have broad discretion over the use of any proceeds from the exercise of the warrants. There is no assurance that the holders of the warrants will elect to exercise for cash any or all of such warrants. To the extent that any warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the warrants will decrease.

The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

MARKET INFORMATION FOR CLASS A COMMON STOCK AND DIVIDEND POLICY

Market Information

Our Class A common stock and public warrants are currently listed on the NYSE under the symbols “HIMS” and “HIMS WS,” respectively. Prior to the Closing, our Class A ordinary shares and public warrants were listed on the New York Stock Exchange under the symbols “OAC” and “OAC WS,” respectively. We do not currently intend to list the Class V common stock on any securities exchange. The closing price of our Class A common stock and the public warrants on March 19, 2021 was $14.45 and $5.19, respectively. On March 15, 2021, there were 154 holders of record of our Class A common stock and 84 holders of record of our public warrants. We believe a substantially greater number of beneficial owners hold shares of Class A common stock or warrants through brokers, banks or other nominees.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our Class A common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

In connection with the Business Combination, our shareholders approved the ESPP and the Incentive Equity Plan.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of Class A common stock issued or issuable under the ESPP and the Incentive Equity Plan and the assumed awards under the Hims, Inc. 2017 Stock Plan (the “2017 Plan”). Any such Form S-8 registration statement will become effective automatically upon filing. We expect that the initial registration statement on Form S-8 will cover shares of Class A common stock underlying the ESPP, the Incentive Equity Plan and the outstanding awards under the 2017 Plan. Once these shares are registered, they can be sold in the public market upon issuance, subject to applicable restrictions. See “Executive Compensation—Equity Plan,” “Executive Compensation—2020 Equity Incentive Plan” and “Executive Compensation—2020 Employee Stock Purchase Plan” for details about these plans and the number of shares reserved for issuance thereunder.

SUMMARY UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information has been derived from the unaudited pro forma condensed combined balance sheet as of December 31, 2020 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, included in “Unaudited Pro Forma Condensed Combined Financial Information.”

The summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations, and the accompanying notes. In addition, the unaudited condensed combined pro forma financial information was based on and should be read in conjunction with the historical financial statements of OAC and Hims, including the accompanying notes, which are included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. OAC and Hims have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The Business Combination will be accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, OAC is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Hims with the Business Combination being treated as the equivalent of Hims issuing stock for the net assets of OAC, accompanied by a recapitalization. The net assets of OAC are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of Hims.

The unaudited pro forma condensed combined financial information has been prepared assuming actual redemptions of 6,193 Class A ordinary shares of OAC for an aggregate redemption price of less than $0.1 million.

Pro Forma Combined
(in thousands, except per share data)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Year Ended December 31, 2020
Revenue	$148,757
Net loss per share, Class A – basic and diluted	$(0.30)
Weighted-average shares outstanding, Class A – basic and diluted	166,840,964
Net loss per share, Class V – basic and diluted	$(0.30)
Weighted-average shares outstanding, Class V – basic and diluted	8,377,623

Summary Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of December 31, 2020
Total assets	$350,892
Total liabilities	$17,132
Total stockholders’ equity	$333,760

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this prospectus.

The following unaudited pro forma condensed combined balance sheet of New Hims as of December 31, 2020 and the unaudited pro forma condensed combined statement of operations of New Hims for the year ended December 31, 2020. OAC and Hims are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination and the PIPE Financing, are referred to herein as “New Hims.”

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 gives pro forma effect to the Business Combination and PIPE Financing as if they had occurred on January 1, 2020. The unaudited pro forma condensed combined balance sheet as of December 31, 2020 gives pro forma effect to the Business Combination and PIPE Financing as if they were completed on December 31, 2020.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited historical financial statements of each of OAC and Hims and the notes thereto, as well as the disclosures contained in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this prospectus.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Hims’ financial condition or results of operations would have been had the Business Combination and PIPE Financing occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New Hims. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

On September 30, 2020, OAC entered into the Merger Agreement with Hims. On January 20, 2021, OAC completed the Domestication, upon which OAC changed its name to “Hims & Hers Health, Inc.” Immediately after the Domestication, OAC Merger Sub merged with and into Hims, with Hims as the surviving company in the Merger and, after giving effect to such Merger, Hims became a wholly-owned subsidiary of New Hims with Hims Equityholders holding the majority of the New Hims Common Stock. The Business Combination was consummated on January 20, 2021.

Introduction

New Hims is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of Hims becoming a wholly-owned subsidiary of New Hims as a result of the Business Combination. Following the Closing, the Hims Equityholders hold a majority of the New Hims Common Stock. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and presents New Hims on a pro forma basis.

OAC was incorporated as a Cayman Islands exempted company on April 9, 2019. OAC was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On July 22, 2019, OAC consummated its initial public offering generating gross proceeds of $201.3 million, inclusive of the exercise of an overallotment option. Simultaneously with the closing of the initial public offering, OAC consummated the private placement of warrants, generating gross proceeds of approximately $6.0 million. Upon the closing of the initial public offering and the private placement, the net proceeds of the initial public offering and certain of the proceeds of the private placement were placed in the trust account. As of December 31, 2020, there was $204.5 million held in the trust account. As a condition to consummation of the Business Combination, OAC changed its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, upon which OAC changed its name to “Hims & Hers Health, Inc.”

Hims, Inc. was incorporated in Delaware on December 30, 2013. Hims’ mission is to make healthcare accessible, affordable, and convenient for everyone. Hims designed and built a digitally native, cloud-based technology platform centered around the consumer, and the platform was designed with the consumer in mind. Hims’ proprietary websites, telehealth platform, electronic medical records system, pharmacy integration, and mobile accessibility combine to provide consumers with a seamless, easy-to-use, mobile-first experience. Hims is leading the transformation in healthcare by becoming the digital front door for healthcare consumers.

Hims believes the future of healthcare will be driven by consumer brands that empower people and give them full control over their healthcare. Hims has endeavored to build a healthcare model that squarely focuses on the needs of the healthcare consumer. To enable Hims’ mission of making healthcare accessible, affordable, and convenient for everyone, Hims offers a range of health and wellness products and services available for purchase on its websites directly by customers and through wholesale partners.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 combines the historical balance sheet of OAC and the historical consolidated balance sheet of Hims on a pro forma basis as if the Business Combination, summarized below, had been consummated on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, combines the historical statements of operations of OAC and Hims for such periods on a pro forma basis as if the Business Combination, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented:

•	the merger of Hims with and into OAC Merger Sub, a wholly-owned subsidiary of OAC, with Hims surviving the merger as a wholly-owned subsidiary of OAC;

•

the redemption of 6,193 Class A ordinary shares of OAC from OAC public shareholders who elected to have their shares redeemed in connection with the Business Combination for aggregate redemption price of less than $0.1 million;

•

the issuance and sale of 7,500,000 shares of New Hims Class A Common Stock for $10.00 per share and an aggregate purchase price of $75.0 million in the PIPE Financing pursuant to the Subscription Agreements, executed concurrently with the Merger Agreement;

•	the repurchase and cancellation of Hims Class A common stock at a price of $4.56 per share for an aggregate repurchase price of approximately $22.0 million;

•

the issuance of 1,053,708 shares of Hims’ Series C convertible preferred stock in October, November and December 2020 for exercised Series C convertible preferred stock warrants at an exercise price of $0.01 per share;

•

the issuance of 2,844,497 shares of Hims’ Class A common stock in November 2020, December 2020 and January 2021 for exercised Class A common stock warrants for aggregate proceeds of approximately $1.2 million; and

•

the conversion of 3,773,437 shares of OAC Class B ordinary shares into 3,773,437 shares of New Hims Class A Common Stock in connection with the Business Combination in accordance with terms of the Merger Agreement.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to events that are: (i) directly attributable to the Business Combination; (ii) factually supportable; and (iii) with respect to the statement of operations, expected to have a continuing impact on New Hims’ results following the completion of the Business Combination.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical audited financial statements of OAC for the year ended December 31, 2020, and the related notes, in each case, included elsewhere in this prospectus;

•	the historical audited consolidated financial statements of Hims as of and for the year ended December 31, 2020 and the related notes, in each case, included elsewhere in this prospectus; and

•

the disclosures and discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other information relating to OAC and Hims and the Business Combination contained in this prospectus.

Description of the Business Combination

On September 30, 2020, OAC and its wholly owned subsidiary, OAC Merger Sub, entered into the Merger Agreement with Hims with the Business Combination that was completed on January 20, 2021.

Subject to the terms and conditions of the Merger Agreement, OAC provided (1) Hims Equityholders aggregate consideration consisting of approximately 161.3 million shares of New Hims Common Stock, including shares issuable in respect to Hims outstanding warrants, options and restricted stock units, (the “Stock Consideration”), (2) up to 16.0 million shares of New Hims Class A Common Stock, in form of restricted shares of New Hims Class A Common Stock (“Earn Out Shares”) and earn out restricted stock unit awards (“Earn Out RSUs”), as contingent consideration (the “Earn Out Consideration”), and (3) approximately 1.0 million New Hims Class A Common Stock Warrants and Warrant RSUs (the “Warrant Consideration”). All of the price-based vesting conditions applicable to the Earn Out Shares have been satisfied in full as of the date of this prospectus.

The Stock Consideration was decreased by the number of shares of New Hims Class A Common Stock that would have been issued to Hims Stockholders pursuant to the Merger Agreement, but who instead elected to have their shares of Hims common stock purchased by Hims (the “Hims Pre-Closing Redemption”). The Stock Consideration was decreased by approximately 2.2 million shares of New Hims Class A Common Stock as a result of Hims Stockholders electing to participate in the Hims Pre-Closing Redemption for aggregate proceeds of approximately $22.0 million. Additionally, the Stock Consideration was increased by the number of shares of New Hims Class A Common Stock equal to the sum of the aggregate exercise prices of all Hims options and warrants outstanding and unexercised as of immediately prior to the closing divided by the reference price of $10.00 per share.

In connection with the Business Combination, New Hims adopted a dual class stock structure pursuant to which all stockholders of New Hims hold shares of New Hims Class A Common Stock, except for Andrew Dudum, the Chief Executive Officer and Co-Founder of Hims, including his affiliates and permitted transferees, who hold, directly or indirectly, shares of New Hims Class A Common Stock and shares of New Hims Class V Common Stock. Immediately following the consummation of the Business Combination, and by virtue of Mr. Dudum’s holdings of New Hims Class A Common Stock and New Hims Class V Common Stock, Mr. Dudum held (and continues to hold) approximately 90% of the voting power of New Hims.

In order to implement the dual class common stock structure that resulted in Mr. Dudum holding approximately 90% of the aggregate voting power of New Hims Common Stock immediately following the Business Combination, the board of directors and requisite Hims Stockholders approved a recapitalization (the “Hims Recapitalization”) pursuant to which all outstanding shares of Hims preferred stock and Class F common stock converted into shares of Hims Class A common stock at the then-effective conversion rate immediately prior to the Effective Time. As part of the Hims Recapitalization, approximately 33% of the outstanding shares of Hims Class A common stock and outstanding equity awards held by Mr. Dudum were exchanged for shares of

Hims Class V common stock, which have economic rights, including dividend and liquidation rights, equivalent to those of the shares of Hims Class A common stock, but carry additional voting rights.

Each share of Hims’ existing common stock, following the conversion of Hims preferred stock into Hims common stock as a result of the Hims Recapitalization, was converted into approximately 0.4530 shares of New Hims Class A Common Stock, with the exception of Mr. Dudum who received New Hims Class A and Class V Common Stock, based on the determined exchange ratio (the “Per Share Exchange Amount”). Additionally, each share of Hims common stock and preferred stock received warrants exercisable into New Hims Class A Common Stock based on an exchange ratio of 0.0028 (the “Warrant Exchange Amount”) and received Earn Out Shares based on an exchange ratio of 0.0443 (the “Earn Out Exchange Amount”). The vesting of Earn Out Shares was contingent on the trading price of New Hims Class A Common Stock exceeding certain trading price thresholds, as further described below. As of the date of this prospectus, the price-based vesting conditions applicable to the Earn Out Shares have been satisfied in full.

Each Hims common stock warrant and preferred stock warrant, outstanding immediately prior to the consummation, was assumed by New Hims and exchanged into warrants exercisable into New Hims Class A Common Stock determined based on multiplying the number of shares Hims common or preferred stock issuable for the warrants multiplied by the Per Share Exchange Amount. Additionally, upon exercise of such assumed warrant following the consummation, each outstanding Hims warrant will receive New Hims Class A Common Stock equal to the product of the number of shares Hims common or preferred stock issuable for such Hims warrant multiplied by the Warrant Exchange Amount, and the number of shares of Hims common or preferred stock issuable for such Hims warrant multiplied by the Earn Out Exchange Amount.

Each Hims option was converted into an option to purchase shares of New Hims Class A Common Stock with the number of shares of New Hims Class A Common Stock issuable for such Hims option determined by multiplying the number of Hims shares that were issuable upon exercise of such Hims option multiplied by the Per Share Exchange Amount, rounded down to the nearest whole share. Additionally, the exercise price of each converted option was determined by dividing the exercise price of the respective Hims options by the Per Share Exchange Amount, rounded up to the nearest whole cent. Additionally, holders of Hims options will receive Earn Out RSUs based on the Earn Out Exchange Amount with the Earn Out RSUs for Hims option holders to be granted as soon as practical following the completion of the Business Combination.

Each award of Hims restricted stock units was converted into restricted stock units of New Hims with the number of restricted stock units converted determined by multiplying the number of Hims shares underlying such Hims restricted stock units multiplied by the Per Share Exchange Amount. Additionally, holders of Hims restricted stock units received Earn Out RSUs with the number of Earn Out RSUs determined by multiplying the number of Hims restricted stock units by the Earn Out Exchange Amount.

Holders of Hims options and restricted stock units will also receive approximately 35 thousand restricted stock units (the “Warrant RSUs”) to be granted as soon as practical following the completion of the Business Combination. The number of Warrant RSUs to be issued was determined at the Closing, with a value equal to the difference between the average of price of OAC ordinary shares for the 10 trading days prior to the consummation of the Business Combination and $11.50, if such average price is in excess of $11.50, and a value equal to the Black-Scholes warrant model for a capped American call on Bloomberg as of the consummation if such average price is equal to or less than $11.50. Each such holder of a Hims option or Hims RSU must remain in continuous service through the grant date to receive such Warrant RSUs and the Earnout RSUs (as described above).

The following summarizes the consideration:

(in thousands, except per share amounts)
Shares transferred at closing(1),(2) (4)	160,059
Value Per Share	$10.00

Share consideration(3)	$1,600,590

(1)

The number of shares transferred to Hims Equityholders upon consummation of the Business Combination include (i) 144.7 million New Hims Common Stock of which approximately 0.4 million shares were used for settlement for certain Hims Promissory Notes upon consummation of the Business Combination, (ii) 14.0 million assumed options and restricted stock units, (iii) 0.4 million of assumed warrants, and (iv) 1.0 million of New Hims Class A Common Stock warrants included as part of Warrant Consideration, and excludes 16.0 million Earn Out Shares and Earn Out RSUs as the vesting condition has not been met and remain subject to forfeiture until vested. In the table above, the value allocable to assumed Hims options and assumed Hims warrants is determined based on the treasury stock method.

(2)

The number of shares of New Hims Common Stock, including the number of New Hims Common Stock underlying assumed options, restricted stock units and warrants, issued to Hims Equityholders was decreased by the number of Hims shares repurchased by Hims in conjunction with the Hims Pre-Closing Redemption. Additionally, the number of New Hims Common Stock issued, including the number of New Hims Common Stock underlying the assumed Hims options, restricted stock units, and warrants, to Hims Equityholders was be increased by the sum of the aggregate exercise prices of all Hims options and warrants outstanding and unexercised as of immediately prior to the consummation divided by the reference price of $10.00 per share.

(3)

Share consideration is calculated using a $10 reference price. The actual total number of shares is dependent on the value of the common stock at closing; however, no expected change from any change in New Hims Common Stock’s trading price on the pro-forma financial statements as the Business Combination will be accounted for as a reverse recapitalization. The closing share price on the day prior to the consummation of the Business Combination was $16.92. As the Business Combination will be accounted for as a reverse recapitalization, the value per share is disclosed for informational purposes only in order to indicate the fair value of shares transferred.

(4)	The shares transferred at Closing exclude shares that were repurchased in the Hims Pre-Closing Redemption for aggregate repurchase price of approximately $22.0 million.

The following summarizes the pro forma common stock ownership as of immediately following the consummation of the Business Combination.

	Pro Forma Combined
	Number of outstanding shares (in millions)	Percentage of Outstanding Shares
OAC public shareholders	20.1	11.4%
Sponsor	3.8	2.2%
PIPE Investors	7.5	4.3%
Hims Stockholders (1), (2), (3)	144.3	82.1%

	175.7	100.0%

(1)

The number of outstanding shares held by Hims Stockholders includes shares of New Hims Class V Common Stock issued to Hims’ CEO. Pursuant to the terms of the Merger Agreement, Hims’ CEO was issued shares of New Hims Class A Common Stock and shares of New Hims Class V Common Stock with such shares representing approximately 90% of the aggregate voting power of all outstanding stock of New Hims.

(2)

The number of outstanding shares held by Hims Stockholders excludes 16.0 million of Earn Out Shares and Earn Out RSUs. The Earn Out Shares and the Earn Out RSUs would further increase the ownership percentages of Hims Stockholders in New Hims and would dilute the ownership of all stockholders of New Hims, as further discussed below. The Earn Out Shares are issued and outstanding and have voting rights and all applicable price-based vesting conditions have been satisfied subsequent to December 31, 2020.

(3)

For pro forma presentation purposes, the number of outstanding shares to be held by Hims Stockholders excludes 0.4 million shares of New Hims Common Stock issuable upon consummation of the Business Combination with such shares settled upon consummation of the Business Combination to satisfy amounts due under certain Hims promissory notes.

After the consummation of the Business Combination, holders of Hims common stock and preferred stock immediately prior to consummation of the Business Combination received Earn Out Shares, and holders of Hims options and restricted stock units immediately prior to the consummation of the Business Combination will receive Earn Out RSUs. Additionally, the holders of Hims warrants immediately prior to the consummation of the Business Combination will, upon exercise of any assumed warrants received in the Business Combination, have the right to receive Earn Out Shares. The aggregate number of Earn Out Shares, including Earn Out Shares underlying the assumed warrants, and Earn Out RSUs is 16.0 million shares New Hims Class A Common Stock. The Earn Out Shares and the Earn Out RSUs will be issued or granted at consummation of the Business Combination or as soon as reasonably practical following the consummation of the Business Combination and all applicable price-based vesting conditions have been satisfied following December 31, 2020, as such conditions are described below. The Earn Out Shares, including such shares underlying the assumed Hims warrants, and the Earn Out RSUs represent approximately 14.2 million and 1.8 million, respectively, of the aggregate 16.0 million shares, subject to the Earn Out.

The Earn Out Shares and Earn Out RSUs become vested if, from the consummation of the Business Combination until the fifth anniversary thereof, the average price of New Hims Class A Common Stock exceeds certain thresholds. The vesting for the first tranche of Earn Out shares, and assuming service-period vesting conditions for the Earn Out RSUs are met, representing one-third of the aggregate Earn Out shares (and equivalent Earn Out RSUs), will occur if the average price of New Hims Class A Common Stock exceeds $15.00 for any 10 trading days within any 20 trading day period. The vesting for the second tranche of Earn Out Shares, and assuming service-period vesting conditions for the Earn Out RSUs are met, representing one-third of the aggregate Earn Out Shares (and equivalent Earn Out RSUs), will occur if the average price of New Hims Class A Common Stock exceeds $17.50 for any 10 trading days within any 20 trading day period. The vesting for the third tranche of Earn Out Shares, and assuming service-period vesting conditions for the Earn Out RSUs are met, representing one-third of the aggregate Earn Out shares (and equivalent Earn Out RSUs), will occur if the average price of New Hims Class A Common Stock exceeds $20.00 for any 10 trading days within any 20 trading day period. In addition to the share-price based vesting conditions, the Earn Out RSUs continue to be subject to service-based vesting conditions with such service-based vesting conditions reflecting service-based vesting conditions of the Hims options and RSUs, and the vesting of the Earn Out RSUs is subject to meeting both the share-price vesting and the service-based vesting conditions. The New Hims Class A Common Stock exceeded the $15.00, $17.50, and $20.00 thresholds for more than 10 trading days after the consummation of the Business Combination, and therefore the market condition for all three tranches has been met.

The issuance of such Earn Out Shares and Earn Out RSUs would dilute the value of all shares of New Hims Common Stock outstanding at that time, assuming that the service-based vesting conditions are also met for the Earn Out RSUs. Assuming the current capitalization structure, the approximately 5.3 million Earn Out Shares and Earn Out RSUs that became vested upon meeting the $15.00 earn out threshold, and assuming service-based vesting conditions are met for the Earn Out RSUs, represents approximately 3% of total shares outstanding. Assuming the current capitalization structure, the total shares of approximately 10.7 million Earn Out Shares and Earn Out RSUs that would become vested upon meeting the $17.50 earn out threshold, and assuming service-based vesting conditions are met for the Earn Out RSUs, would represent approximately 6% of total shares outstanding. Assuming the current capitalization structure, the total shares of approximately 16.0 million Earn Out Shares and Earn Out RSUs that would become vested upon meeting the $20.00 earn out threshold, and assuming service-based vesting conditions are met for the Earn Out RSUs, would represent approximately 8% total shares outstanding.

The management of New Hims has concluded that the Earn Out Shares and the warrants, which have the Earn Out Shares as the underlying shares, are equity-classified instruments. The management of New Hims has concluded that the Earn Out RSUs, which are subject to market-based and service-based vesting conditions, are accounted as share-based compensation under ASC 718 – Stock-Based Compensation. The unaudited pro forma condensed combined statement of operations reflects stock-based compensation for the period ending on December 31, 2020, relating to the Earn Out RSUs as further discussed in Note 2(AA) and Note 2(BB) below. Additionally, and as portion of the Earn Out RSUs related to vested Hims options, the pro forma condensed combined balance sheet reflects a one-time, catch-up expense, as further discussed in Note 2(J) and Note 2(K) below, representing incremental fair value of modified Hims options.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2020

(in thousands, except share and per share amounts)

	Oaktree Acquisition Corp (Historical)	Hims, Inc. (Historical)	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$1,058	$27,344	$235,016	(A)	$263,418
Available-for-sale securities	—	72,864	—		72,864
Inventories	—	3,543	—		3,543
Deferred Transaction Costs	—	3,929	(3,929	)(M)	—
Prepaid expenses and other current assets	50	5,404	—		5,454

Total current assets	1,108	113,084	231,087		345,279
Investments held in Trust Account	204,525	—	(204,525	)(B)	—
Long-term investments	—	—	—		—
Restricted cash, noncurrent	—	1,006	—		1,006
Other long-term assets	—	4,607	—		4,607

Total Assets	$205,633	$118,697	$26,562		$350,892

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$48	$8,066	$—		$8,114
Deferred revenue	—	1,272	—		1,272
Accrued expenses and other current liabilities	4,189	4,984	(2,467	)(N)	6,706
Accrued expenses due to related parties	60	—	—		60
Due to related parties	599	—	—		599
Warrant liabilities	—	906	(906	)(C)	—

Total current liabilities	4,896	15,228	(3,373)		16,751
Deferred rent, noncurrent	—	381	—		381
Deferred underwriting fees and other deferred issuance costs	7,194	—	(7,194	)(D)	—

Total liabilities	12,090	15,609	(10,567)		17,132

Mezzanine equity:
Redeemable Convertible Preferred Stock	—	249,962	(249,962	)(E)	—
Common shares subject to possible redemption	188,543	—	(188,543	)(F)	—
Stockholders’ deficit:
Oaktree Acquisition Corp Class A Ordinary Shares	—	—	—		—
Oaktree Acquisition Corp Class B Ordinary Shares	1	—	(1	)(G)	—
Oaktree Acquisition Corp Class A Common Stock	—	—	18	(H)	18
Oaktree Acquisition Corp Class V Common Stock	—	—	1	(I)	1
Hims, Inc. common stock	—	—	3		3
Additional paid-in capital	6,901	24,429	500,171	(J)	531,501
Accumulated other comprehensive loss	—	(11)	—		(11)
Retained earnings (accumulated deficit)	(1,902)	(171,292)	(24,558	)(K)	(197,752)

Total stockholders’ equity (deficit)	5,000	(146,874)	475,634		333,760

Total liabilities, mezzanine equity, and stockholders’ equity (deficit)	$205,633	$118,697	$26,562		$350,892

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2020

(in thousands, except share and per share amounts)

	Oaktree Acquisition Corp (Historical)	Hims, Inc. (Historical)	Pro Forma Adjustments		Pro Forma Combined
Revenue	$—	$148,757	$—		$148,757
Cost of Revenue	—	39,307	—		39,307

Gross profit	—	109,450	—		109,450
Operating Expenses
Marketing	—	58,989	1,169	(AA)	60,158
Selling, general, and administrative	4,792	65,605	30,754	(BB)	101,152

Total operating expenses	4,792	124,594	31,923		161,310

Loss from operations	(4,792)	(15,144)	(31,923)		(51,860)

Interest Expense	—	(10)	—		(10)
Interest earned on marketable securities held in trust account	1,743	—	(1,743	)(CC)	—
Other income (expense), net	—	(2,833)	3,101	(DD)	268

Loss before income taxes	(3,049)	(17,987)	(30,565)		(51,602)
Provision for income taxes	—	(127)	—		(127)

Net loss	(3,049)	(18,114)	(30,565)		(51,729)

Other comprehensive loss	—	(13)	—		(13)

Total comprehensive loss	$(3,049)	$(18,127)	$(30,565)		$(51,742)

Basic and diluted weighted average shares outstanding of Class A Common Stock	20,125,000				166,840,964
Basic and diluted net income per share, Class A	$0.07				$(0.30)
Basic and diluted weighted average shares outstanding of Class B ordinary shares	5,031,250
Basic and diluted net loss per share, Class B	$(0.89)
Basic and diluted weighted average shares outstanding of Class V Common Stock					8,377,623
Basic and diluted net loss per share, Class V					$(0.30)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The pro forma adjustments have been prepared as if the Business Combination had been consummated on December 31, 2020 in the case of the unaudited pro forma condensed combined balance sheet and on January 1, 2020, the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with U.S. GAAP.

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, OAC will be treated as the acquired company and Hims will be treated as the acquirer for financial statement reporting purposes. Hims has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•

Hims’ CEO received New Hims Class V Common Stock, and together with New Hims Class A Common Stock received by the Hims’ CEO, such shares represent approximately 90% of the aggregate voting power of all outstanding capital stock of New Hims.

•	Hims’ existing stockholders have the greatest ownership interest in New Hims with Hims Stockholders controlling 82% outstanding common stock of New Hims.

•	Hims’ directors represented all of New Hims’ board of directors immediately after the Closing.

•	Hims’ senior management is the senior management of New Hims.

Accordingly, for accounting purposes, the financial statements of New Hims will represent a continuation of the financial statements of Hims with the acquisition being treated as the equivalent of the Hims issuing stock for the net assets of OAC, accompanied by a recapitalization. The net assets of OAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the consummation are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to New Hims’ additional paid-in capital and are assumed to be cash settled, with the exception of certain fees paid in shares to Hims’ financial adviser in exchange for services provided in connection with the Business Combination.

Additionally, Hims paid a transaction bonus of $5.2 million (the “Bonus Plan”) to its management and employees that made significant contributions to the Business Combination. Such transaction bonus will result in an increase to compensation expenses of approximately $5.2 million. Additionally, Hims approved a bonus in the form of New Hims Class A Common Stock valued at approximately $4.6 million, to be issued to employees following the consummation of the Business Combination. Such issuance of shares of New Hims Class A Common Stock will dilute the ownership of all stockholders of New Hims.

New Hims has concluded that the issuance of New Hims Class V Common Stock in connection with the Business Combination did not result in additional fair value to the previous holders of Him’s common stock.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments. New Hims’ management believes this unaudited pro forma condensed combined financial information to not be meaningful given New Hims incurred significant losses during the historical periods presented.

New Hims’ management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined statement of operations is not necessarily indicative of what the actual results of operations would have been had the Business Combination taken place on the date indicated, nor is it indicative of the future consolidated results of operations of New Hims. The unaudited pro forma condensed combined statement of operations should be read in conjunction with the historical consolidated financial statements and notes thereto of Hims and OAC.

Based on its initial analysis, New Hims’ management did not identify any differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies. Upon consummation of the Business Combination, New Hims’ management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, New Hims’ management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New Hims.

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and the other transactions contemplated by the Merger Agreement and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the Business Combination, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of New Hims. OAC and Hims have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 reflects the following adjustments:

(A)	Represents pro forma adjustments to cash to reflect the following:

	(in thousands)
Investment held in trust account	$204,525	(1)
Proceeds from Subscription Agreements	52,973	(2)
Proceeds from exercises of Hims Series C preferred stock warrants	30	(3)
Proceeds from exercises of Hims common stock warrants	1,227	(4)
Proceeds from the settlement of promissory notes	1,194	(5)
Payment made to OAC public shareholders to redeem OAC common stock	(63	)(6)
Bonus payment made to Hims’ employees for significant contribution to close of Business Combination	(5,200	)(7)
Payment of deferred underwriter fees, deferred legal fees, and other transaction-related fees	(19,670	)(8)

	$235,016

(1)

Reflects the reclassification of cash equivalents held in the trust account inclusive of accrued interest and to reflect that the cash equivalents were available to effectuate the Business Combination or to pay redeeming OAC shareholders.

(2)

Reflects the proceeds of $75.0 million, net of $22.0 million used for purchase of Hims’ common stock, for $53.0 million from the issuance and sale of shares of New Hims Class A Common Stock at $10.0 per share in the PIPE Financing pursuant to the Subscription Agreements.

(3)	Reflects the proceeds of less than $0.1 million from exercises of Hims Series C preferred stock warrants during October, November and December 2020.
(4)	Reflects the proceeds of $1.2 million from exercises of Hims common stock warrants after September 30, 2020.
(5)	Reflects the proceeds of $1.2 million from the settlement of promissory notes with employees.
(6)	Reflects the less than $0.1 million that was paid to redeem 6,193 public shares of OAC.
(7)	Reflects the $5.2 million transaction-related bonus paid to Hims’ employees.
(8)

Reflects the payment of $7.2 million of deferred underwriter fees and deferred legal fees incurred during the OAC initial public offering due upon completion of the Business Combination, an estimated $11.9 million acquisition-related transaction costs. The acquisition-related transaction costs are accounted for as equity issuance costs and the unaudited pro forma condensed balance sheet reflects these costs as a reduction of cash with a corresponding decrease to additional paid in capital. As of December 31, 2020, OAC and Hims had accrued approximately $2.2 million and $0.6 million, respectively with such amounts reflected in accrued expenses. The pro forma financial statements reflect a corresponding adjustment to accrued expenses as noted in Note N.

(B)	Reflects the reclassification of $204.5 million of cash and investments held in the trust account that becomes available following the Business Combination.

(C)

Reflects exchange of Hims preferred stock warrants into New Hims Class A Common Stock warrants, pursuant to terms of the Merger Agreement, and exercises of Hims Series C Preferred Stock warrants during October, November and December 2020. Hims preferred stock warrants were previously contingently puttable or redeemable, resulting in Hims classifying such warrants as liabilities in its historical financial statements. New Hims has concluded that the New Hims Class A Common Stock warrants exchanged for Hims preferred stock warrants are equity-classified warrants and the adjustment reflects reclassification of the warrants from liability to additional paid-in capital, including the par value from the exercise of the warrants, as noted in Note 2(J) below.

(D)	Reflects the payment of $7.2 million of deferred underwriter fees and deferred legal fees incurred by OAC during the OAC initial public offering due upon consummation of the Business Combination.

(E)

Reflects conversion of Hims preferred stock into Hims common stock pursuant to the terms of the Merger Agreement, and as a result of the Hims Recapitalization, resulting in an adjustment of $250.0 million from temporary equity to additional paid-in capital. The unaudited pro forma condensed balance sheet reflects the conversion with a corresponding increase to additional paid-in capital.

(F)

Reflects the reclassification of $188.5 million of OAC public shares, subject to possible redemption, from mezzanine equity to permanent equity, assuming no redemptions. The unaudited pro forma condensed balance sheet reflects the reclassification with a corresponding increase of $188.5 million to additional paid in-capital and an increase of less than $0.1 million to New Hims Class A Common Stock.

(G)	Reflects the conversion of OAC Class B ordinary shares to New Hims Class A Common Stock pursuant to terms of the Merger Agreement.

(H)	Represents pro forma adjustments to New Hims Class A Common Stock balance to reflect the following:

(in thousands)
Issuance of New Hims Class A Common Stock from PIPE Financing per Subscription Agreements	$1
Recapitalization of Hims preferred stock and common stock to New Hims Class A Common Stock	14
Reclassification of OAC public shares subject to redemption, assuming no redemption, to permanent equity	2
Conversion of OAC Class B ordinary shares to New Hims Class A Common Stock in connection with the Business Combination	1

$18

(I)	Represents recapitalization of Hims common stock to New Hims Class V Common Stock.

(J)	Represents pro forma adjustments to additional paid-in capital balance to reflect the following:

	(in thousands)
Reclassification of OAC public shares to permanent equity, and increase in par value of common stock	$188,541
Issuance of New Hims Class A Common Stock from PIPE Financing per Subscription Agreements	52,972
Exchange of Hims liability-classified warrants to New Hims equity-classified warrants and exercise of warrants	936
Conversion of Hims preferred stock (mezzanine equity) to Hims common stock (permanent equity)	249,962
Record catch-up expense for Hims CEO’s performance-based options	3,270	(1)
Record catch-up expense for Earn Out RSUs and Warrant RSUs	11,888	(2)
Recapitalization between Hims Preferred Stock and Common Stock to OAC Class B Common Stock	(15)
Elimination of OAC’s historical retained earnings	311	(3)
Exercise of Hims common stock warrants	1,224
Settlement of Hims promissory notes	875
Record catch-up expense for certain Hims RSUs subject to service-based and performance-based vesting conditions	1,502	(2)
Record the redemption of OAC common stock	(63)
Bonus payment of New Hims Class A Common Stock made to Hims’ employees for significant contribution to close of Business Combination	4,600	(4)
Reduction in additional paid-in capital for acquisition-related transaction expenses	(15,832)

	$500,171

(1)

Represents stock-based compensation expense of approximately $3.3 million associated with performance stock options previously granted to Hims’ CEO. The performance condition is deemed to be probable of being met after consummation, resulting in New Hims recognizing a one-time catch-up expense. Because the expense does not have a continuing impact, it is reflected as an adjustment to accumulated deficit.
(2)

Represents stock-based compensation expense of approximately $11.9 million associated with Hims options, reflecting incremental fair value of certain vested Hims options being exchanged into right to receive the applicable merger consideration, including the Earn Out RSUs and Warrant RSUs. Additionally, Hims had granted certain RSUs subject to service-based vesting conditions and a performance-based vesting condition tied to achievement of a liquidity event. At completion of the business combination, the performance-based vesting condition was met and the catch-up expense reflects expense for the portion of the requisite service-based condition rendered prior to the completion of the Business Combination with the remaining expense to be recognized over the requisite service period. Because the expense does not have a continuing impact, it is reflected as an adjustment to accumulated deficit.

(3)

Represents the elimination of OAC’s retained earnings with a corresponding adjustment to accumulated deficit, as noted in Note 2(K), in connection with the reverse recapitalization, including the adjustment for accrued transaction expenses.

(4)

Represents the bonus payment of New Hims Class A Common Stock made to Hims’ employees. The related expense is not expected to have a continuing impact on the results of New Hims and therefore has only been reflected as an adjustment to additional-paid in capital and accumulated deficit.

(K)	Represents pro forma adjustments to Retained Earnings (Accumulated Deficit) balance to reflect the following:

(in thousands)
Elimination of OAC’s historical retained earnings	$(311)
Elimination of OAC’s accrued transaction expenses	2,213
Record catch-up stock-based compensation for earnout RSUs subject to service-based and performance-based vesting conditions	(11,888)
Record expense for one-time catch up of vested warrants and RSUs	(1,502)
Record catch-up expense for Hims CEO’s performance-based options	(3,270)
Bonus payment made to Hims’ employees in cash and New Hims Class A Common Stock for significant contribution to close of Business Combination	(9,800)

$(24,558)

(L)	Reflects the non-recurring transaction expenses incurred by Hims.

(M)	Reflects the non-recurring transaction expenses recorded by Hims and OAC, including $2.1 million of OAC accrued transaction expenses and $0.6 million of Hims transaction expenses accrued.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are as follows:

(AA)

Represents incremental stock-based compensation expenses relating to the Earn Out RSUs, Warrants RSUs and certain Hims RSUs subject to service-based and performance-based vesting conditions. As noted in Note 2(J) above, the performance-based vesting condition was met upon completion of the Business Combination with the remaining expense to be recognized over the requisite service period.

(BB)	Represents pro forma adjustments related to selling, general, and administrative expense as follows:

For the year ended December 31, 2020
CEO performance-based options(1)	$10,264
Earn Out RSUs(2)	11,365
Hims RSUs subject to service-based and performance-based vesting conditions(3)	11,403
Warrant RSUs	508
Elimination of OAC’s accrued transaction expenses	(2,786)

$30,754

(1)

The performance-based options for Hims’ CEO consist of two awards which will vest upon either (i) an acquisition of Hims with per share consideration equal to at least $10.41 and $17.35, respectively, with such share prices being referenced to Hims’ share prices prior to the effect of the Business Combination, or (ii) a per share price on a public stock exchange that is at least equal to $10.41 and $17.35, respectively, with such share prices being referenced to Hims’ share prices prior to the effect of the Business Combination. For accounting purposes, the awards have a performance-based vesting condition, based on achievement of a liquidity event, and a market-based vesting condition, based on the share price of Hims. The stock-based compensation expense for these awards will be recognized when it is probable that either of the performance criteria will be achieved with such performance-based vesting condition becoming probable of being met after the consummation of the Business Combination.

Based on current facts and circumstances, the market-based vesting condition was not met upon consummation of the Business Combination. Since the market condition is expected to be met subsequently after the performance-based vesting condition is met, New Hims will recognize a one-time, catch-up of stock-based compensation expense upon consummation of the Business Combination based on the proportion of the requisite service period completed prior to the consummation with such expense reflected as an adjustment in pro forma unaudited pro forma condensed combined balance sheet, as noted in Notes 2(J) and 2(K) as such expense is nonrecurring.

The remaining stock-based compensation relating to the awards will be recognized over the remaining derived service periods of each of the respective awards following the consummation of the Business Combination with the pro forma condensed combined statement of operations reflecting the expense to be recognized following the consummation of the Business Combination for the year ended on December 31, 2020, assuming that the Business Combination had been consummated on January 1, 2020.

(2)

The Earn-Out RSUs are subject to (i) service-based vesting condition with such service-based vesting condition reflecting the vesting condition of original Hims options and RSUs and (ii) market-based vesting conditions based on meeting the trading price thresholds with each trading price threshold representing a separate vesting tranche as further discussed in “Description of the Business Combination” section above. For accounting purposes, the expense for the Earn Out RSUs will be recognized on tranche-by-tranche basis over the longer of the service-based vesting condition and the derived vesting period for the market condition. The expense reflected reflects expense to be recognized following the consummation of the Business Combination for the year ended on December 31, 2020, assuming that the Business Combination had been consummated on January 1, 2020.

(3)

Certain Hims restricted stock units were subject to (i) service-vesting conditions and (ii) a performance-based condition tied to achievement of a liquidity event. Upon completion of the Business Combination, the performance-based vesting condition was met, resulting in a one-time catch-up expense relating to time-based vesting condition rendered prior to the completion of the Business Combination. The remaining expense will be recognized over the service-based vesting condition with the expense above reflecting the expense to be recognized following the consummation of the Business Combination for the years ended on December 31, 2020, assuming that the Business Combination had been consummated on January 1, 2020.

(CC)	Represents pro forma adjustment to eliminate interest income related to the investment held in the Trust Account.

(DD)	Reflects the elimination of remeasurement gains and losses on Hims redeemable convertible Preferred Stock warrant liability.

Loss per share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

Twelve Months Ended on December 31, 2020
Pro Forma Combined
Pro forma net loss	$(51,729)
Basic weighted average shares outstanding—Class A	166,840,964
Basic weighted average shares outstanding—Class V	8,377,623
Net loss per share—Basic and Diluted—Class A(1),(2)	$(0.30)
Net loss per share—Basic and Diluted—Class V	$(0.30)
Basic weighted average shares outstanding—Class A
OAC public shareholders	20,125,000
PIPE Investors	7,500,000
Sponsor	3,773,437
Hims Stockholders(3)	135,442,527

166,840,964

(1)	The per share pro forma net loss excludes the impact of outstanding and unexercised warrants and options, as the inclusion of these would have been anti-dilutive.
(2)

The per share pro forma net loss excludes the impact of the Earn Out Shares and the Earn Out RSUs, as the inclusion of the Earn Out Shares and the Earn Out RSUs would have been anti-dilutive; thus, the effect of these were not included in calculation of diluted loss per share.

(3)

The per share pro forma net loss excludes 492,751 shares of New Hims Class A Common Stock issued for early exercise of stock options with such shares being subject to New Hims’ repurchase right. Additionally, the inclusion of the shares subject to the repurchase right would have been anti-dilutive; thus, the effect of these shares was not included in calculation of diluted loss per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of Hims’ consolidated results of operations and financial condition. You should read the following discussion and analysis of Hims’ financial condition and results of operations together with Hims’ audited consolidated financial statements and notes thereto included elsewhere in this prospectus. This discussion and analysis should also be read together with the pro forma financial information as of and for the year ended December 31, 2020. See “Unaudited Pro Forma Condensed Combined Financial Information.” Certain of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “we,” “us,” “our,” and “Hims & Hers” refer to Hims & Hers Health, Inc., and references to “Hims” refer to Hims, Inc. and its subsidiaries.

Overview

Following the Merger, we offer a range of health and wellness products and services available for purchase on our websites directly by customers. Most of the offerings on the Hims & Hers websites are sold to customers on a subscription basis. Subscription plans provide an easy and convenient way for customers to get the ongoing treatment they need while simultaneously providing the company with predictability through a recurring revenue stream.

Hims was incorporated in Delaware on December 30, 2013 and first launched services in 2017. Our mission is to make healthcare accessible, affordable, and convenient for everyone. We designed and built our digitally native, cloud-based technology centered around the consumer, and design everything with the consumer in mind. Our proprietary websites, telehealth platform, electronic medical records system, pharmacy integration, and mobile accessibility combine to provide consumers with a seamless, easy-to-use, mobile-first experience. We are leading the transformation in healthcare by becoming the digital front door for healthcare consumers.

We believe the future of healthcare will be driven by consumer brands that empower people and give them full control over their healthcare. We have endeavored to build a healthcare model that squarely focuses on the needs of the healthcare consumer. To enable our mission of making healthcare accessible, affordable, and convenient for everyone, we offer a range of health and wellness products and services available for purchase on our websites directly by customers and through wholesale partners.

Our financial goal is to build an enduring high-growth, high-margin, and long-term profitable business. Financial metrics we track against our financial goals include: revenue and year-over-year revenue growth, gross profit and gross margin, and Adjusted EBITDA (as defined below).

Recent Developments

Warrant Exercises

On January 4, 2021, holders of Class A common stock vendor warrants exercised their warrants and purchased from Hims 840,537 shares of Class A common stock at an exercise price of $0.79 per share.

Pre-Closing Stock Repurchase

On January 20, 2021, Hims repurchased from its stockholders and cancelled 4,873,458 shares of Class A common stock, including certain stockholders who exercised outstanding stock options, for aggregate payment of $22.0 million.

Merger Transaction

In accordance with the Merger Agreement by and among Hims; OAC; and OAC Merger Sub, providing for, among other things, the combination of Hims and OAC pursuant to the merger of OAC Merger Sub with and into Hims with Hims continuing as the surviving entity and as a wholly-owned subsidiary of OAC (i.e., the Merger). Immediately prior to the Merger, each outstanding share of Hims’ Class F common stock and preferred stock converted into Class A common stock at the then-effective conversion rate.

As a result of the Merger, each outstanding share of Hims’ capital stock was converted into the right to receive newly issued shares of OAC’s Class A common stock and certain other securities, other than the shares of Hims’ Class V common stock issued to its Chief Executive Officer (“CEO”) immediately prior to the Closing, which were converted into the right to receive newly issued shares of OAC’s Class V common stock and certain other securities, in each case as described in and calculated pursuant to the terms of the Merger Agreement.

On the Closing Date, Hims consummated the Merger. The transaction is accounted for as a reverse recapitalization with Hims being the accounting acquirer. Hims received gross proceeds of $197.7 million and paid closing costs of $11.5 million. In connection with the Merger, OAC changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware and changed its name to Hims & Hers Health, Inc. As of December 31, 2020, Hims recorded $3.9 million of deferred transaction costs, which consist of legal, accounting, and other professional services directly related to the Merger. These costs are included in current assets on the consolidated balance sheet. The cash outflows related to these costs are presented as financing activities on Hims’ consolidated statement of cash flows. These costs will be offset against proceeds upon accounting for the consummation of the Merger.

On the Closing Date, each stockholder received approximately 0.4530 shares of Hims and Hers Class A common stock, par value $0.0001 per share, for each share of Class A common stock, par value $0.000001 per share, that such stockholder owned (with the CEO receiving 0.4530 shares of Hims and Hers Class V common stock, par value $0.0001 per share). Additionally, each stockholder also received 0.0028 warrants exercisable for Hims and Hers Class A common stock, for each share of Hims’ Class A or Class V common stock owned by such stockholder prior to the Merger.

All equity awards of Hims were assumed by OAC and converted into comparable equity awards that are settled or exercisable for shares of Hims & Hers Class A common stock. As a result, each stock option was converted into an option to purchase shares Hims & Hers Class A common stock based on an exchange ratio of 0.4530. Each award of Hims’ restricted stock units (“RSUs”) was converted into RSUs of Hims & Hers based on an exchange ratio of 0.4530. Subject to approval by the Board of Directors, holders of Hims’ options and RSUs also received approximately 35,000 Hims & Hers RSUs, which represented allocation of the Merger warrant consideration. Each such holder must remain in continuous service through the grant date to receive these RSUs.

Each warrant that was unexercised at the time of the Merger was assumed by OAC and represents the right to receive an applicable portion of the Merger consideration upon exercise of such warrant as if such warrant was exercised prior to the closing of the Merger.

PIPE Investment

On September 30, 2020, concurrently with the execution of the Merger Agreement, OAC entered into subscription agreements with certain investors pursuant to which such investors collectively subscribed for

7,500,000 shares of Hims & Hers Class A common stock at $10.00 per share for aggregate gross proceeds of $75,000,000 (i.e., the Pipe Financing). The PIPE Financing was consummated substantially concurrently with the closing of the Merger.

Earnout Shares

Following the closing of the Merger, holders of Hims’ legacy common stock and outstanding equity awards (including warrant, stock option and RSU holders) receive up to an aggregate amount of 16,000,000 Hims & Hers Class A common stock (or equivalent equity award) that will vest (in part) in equal thirds if the trading price of Hims & Hers Class A common stock is greater than or equal to $15.00, $17.50 and $20.00 for any 10 trading days within any 20-trading day period on or prior to the date that is five years following the Closing Date. The Hims & Hers common stock and equivalent equity awards will also vest in connection with an acquisition of Hims & Hers if the applicable thresholds are met in any Company sale (as defined in the Merger Agreement) but subject to the same five-year deadline. In February 2021, Hims & Hers met all earnout thresholds. Earnout awards related to option holders are subject to final approval by the Board of Directors.

Performance Stock Options and RSUs

As a result of the Merger, the liquidity event condition on Hims’ stock options granted to the CEO and RSUs granted to employees were met which resulted in recognition of $4.6 million of stock-based compensation expense upon the Closing Date.

Settlement of Nonrecourse Related-Party Promissory Notes

In connection with the Merger, the obligations due under all nonrecourse related-party promissory notes were satisfied through the payment of $1.2 million and the forfeiture of 370,734 shares of Hims & Hers Class A common stock.

Transaction Bonus

Upon Board of Director approval, the Company paid $5.2 million of transaction bonuses in February 2021 and, subject to registration of the Company’s stock plan, granted $4.6 million RSUs to management and employees that made significant contributions to the Merger in accordance with the Merger Agreement.

2020 Highlights

The table below reflects our year-over-year growth in revenue for the years ended December 31, 2020 and 2019, and the dollar and percentage change between such periods (dollars in thousands):

	Year Ended December 31,
	2020	2019	$ Change	% Change
Online Revenue	$140,728	$82,286	$58,442	71%
Wholesale Revenue	8,029	272	7,757	*

Total Revenue	$148,757	$82,558	$66,199	80%

*	Not meaningful

The table below reflects Hims’ gross profit, gross margins, net loss, and Adjusted EBITDA for the years ended December 31, 2020 and 2019 (dollars in thousands):

	Year Ended December 31,
	2020	2019
Gross profit	$109,450	$44,605
Gross margin %	74%	54%
Net loss	(18,114)	(72,064)
Adjusted EBITDA	(8,114)	(66,099)

See “Non-GAAP Financial Measures” below for a reconciliation of Adjusted EBITDA to net loss.

We achieved these financial results through a strategy of:

1)

Acquiring higher value online customers: Across the products and services available to customers online, we are able to analyze and determine which types of customers generate more revenue in their first purchase, generate more revenue over time and generate more gross profit from their purchases. This data helps us improve the products and services available online to better serve our customers and allows us to understand which marketing channels and campaigns are most effective at acquiring higher value customers. In the year ended December 31, 2020, we continued to implement strategies across our merchandising, online user experience and marketing functions that allowed us to target and acquire higher value customers. As a result, Hims’ Average Order Value (“AOV”, as defined below), was $62 in the year ended December 31, 2020 compared to $33 for the year ended December 31, 2019, a year-over-year increase of 88%. Our efforts to acquire higher value customers drove the expansion in AOVs. This directly contributed to Hims’ year-over-year total revenue growth of 80% for the year ended December 31, 2020.

2)

Enhancing online customer experience and subscriptions options: We continuously test and optimize the online customer experience and offerings to improve the customer experience, maximize sales and improve gross margin. Recent examples of customer experience improvements and new offerings include the following:

•

Multi-month subscriptions—In our subscription arrangements, customers select a cadence at which they wish to receive product shipments. In addition to a monthly cadence, we now offer customers the ability to select from a range of shipment cadences, from every two to twelve months, depending on the product. The customer is billed upon each shipment. Customers can cancel subscriptions in between billing periods to stop receiving additional products and can reactivate subscriptions to continue receiving additional products.

•

New product bundle and kit options—Our customers can purchase product bundles or defined product kits, either consisting of non-prescription over-the-counter products or non-prescription products together with prescription medications, for a single all-inclusive price.

Such new offerings and their uptake by customers have contributed to the expansion of AOVs over time. Additionally, the uptake of these offerings has resulted in higher gross profit and gross margin. For example, for multi-month subscriptions, we may incur shipping and fulfillment expenses two or four times per year (for six-month and three-month subscription cadences, respectively) versus twelve times per year for monthly subscriptions. The customer uptake of multi-month subscriptions results in lower recurring costs and higher gross margins as compared to monthly subscriptions. The introduction of the new offerings improved online customer experience and new subscription options contributed to the increase of Hims’ gross margins from 54% for the year ended December 31, 2019 to 74% for the year ended December 31, 2020.

3)

Improving marketing efficiency: As we shifted our strategy to acquiring higher value and higher AOV customers and introduced new customer offerings, we simultaneously refined our marketing strategy. As we recalibrated our marketing budgets to focus on different customer profiles and offerings, we also reduced our marketing expenses in order to learn what channels and campaigns would be most effective. As a result, for the year ended December 31, 2020, Hims’ total marketing expenses of $59.0 million represented a $4.2 million year-over-year decrease in marketing expenses as compared to $63.2 million for the year ended December 31, 2019. As Hims reduced marketing expenses year-over-year, Net Orders (as defined below) also declined. For the year ended December 31, 2020, Hims generated 2.3 million Net Orders as compared to 2.5 million Net Orders for the year ended December 31, 2019. However, this year-over-year decline in Net Orders was more than offset by the year-over-year increase in AOV, such that Online Revenue increased by 71% year-over-year for the year ended December 31, 2020 compared to the year ended December 31, 2019. Hims’ marketing expenses were more efficiently spent acquiring customers over time, as demonstrated by marketing expense as percentage of revenue, which was 40% for the year ended December 31, 2020, down from 76% for the year ended December 31, 2019. This improved marketing efficiency resulted in a year-over-year improvement in Hims’ net loss and Adjusted EBITDA to $(18.1) million and $(8.1) million, respectively, for the year ended December 31, 2020 as compared to $(72.1) million and $(66.1) million, respectively, for the year ended December 31, 2019.

The table below reflects Hims’ revenue, gross profit, gross margin, AOV, Net Orders, marketing, marketing expressed as a percent of revenue, net loss, and Adjusted EBITDA for Hims the year ended December 31, 2020 and December 31, 2019, along with the dollar and percentage change between such years (dollars and Net Orders in thousands):

	Year Ended December 31,
	2020	2019	Change	% Change
Revenue	$148,757	$82,558	$66,199	80%
Gross profit	$109,450	$44,605	$64,845	145%
Gross margin %	74%	54%	20%	37%
AOV	$62	$33	$29	88%
Net Orders	2,279	2,498	(219)	(9)%
Marketing	$58,989	$63,156	$(4,167)	(7)%
Marketing as a % of revenue	40%	76%	(36)%	(47)%
Net loss	$(18,114)	$(72,064)	$53,950	(75)%
Adjusted EBITDA	$(8,114)	$(66,099)	$57,985	(88)%

Focused efforts during the year ended December 31, 2020 allowed Hims to deliver continued revenue growth, expanded gross margin, increased efficiency from marketing and reduced Adjusted EBITDA losses.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared COVID-19 a global pandemic. We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business. We have taken measures in response to the ongoing COVID-19 pandemic, including closing our offices and implementing a work from home policy for our worldwide workforce; implementing additional safety policies and procedures for employees working in our warehouse; suspending employee travel and in-person meetings; and actively managing our fulfillment operations and inventory levels. We may take further actions that alter our business operations as may be required by federal, state, or local authorities or that we determine are in the best interests of our employees, customers, and stockholders. Hims’ financial performance through the year ended December 31, 2020 was in-line with management’s expectations through this period.

While the COVID-19 pandemic has not had a material adverse impact on our financial condition and results of operations to date, the future impact of the COVID-19 pandemic on our operational and financial performance will depend on certain developments, including the duration and spread of the pandemic, vaccine availability, the continued and expanded use of telehealth solutions as the pandemic subsides, the impact on our customers and their spending habits, the impact on our marketing efforts, and the effect on our suppliers, all of which are uncertain and cannot be predicted. Public and private sector policies and initiatives to reduce the transmission of COVID-19 and disruptions to our operations and the operations of our third-party suppliers, along with the related global slowdown in economic activity, may result in decreased revenue and increased costs. Any such impact on our revenue and costs may continue through the duration of this crisis and the widespread availability of vaccines. It is possible that the COVID-19 pandemic, the measures taken by the federal, state, or local authorities and businesses affected, and the resulting economic impact may materially and adversely affect our business, results of operations, cash flows and financial positions as well as our customers, suppliers, and partners. Despite such recent events, there are no existing conditions or events which raise substantial doubt regarding Hims’ ability to continue as a going concern.

Key Factors Affecting Results of Operations

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges.

New Customer Acquisition

Our ability to attract new customers is a key factor for our future growth. To date we have successfully acquired new customers through marketing and the development of our brands. As a result, revenue has increased each year since our launch. If we are unable to acquire enough new customers in the future, revenue might decline. New customer acquisition could be negatively impacted if our marketing efforts are less effective in the future. Increases in advertising rates could also negatively impact our ability to acquire new customers. Consumer tastes, preferences, and sentiment for our brands may also change and result in decreased demand for our products and services. Changes in law or regulatory enforcement could also negatively impact our ability to acquire new customers.

Retention of Customers

Our ability to retain customers is a key factor in our ability to generate revenue. Most of our customers purchase products through subscription-based plans, where customers are billed and sent products on a recurring basis. The recurring nature of this revenue provides us with a certain amount of predictability for future revenue if past customer behavior stays consistent in the future. If customer behavior changes, and customer retention decreases in the future, then future revenue will be negatively impacted. The ability of our customers to continue to pay for our products and services will impact the future results of our operations.

Investments in Growth

We expect to continue to focus on long-term growth through investments in product offerings and customer experience. We are working to enhance our offerings and expand the breadth of products and services offered on our websites. We expect to make significant investments in marketing to acquire new customers. Additionally, we intend to continue to invest in our fulfillment and operating capabilities, including by opening our own affiliated pharmacy dedicated to our operations. In the short term, we expect these investments to increase our operating expenses; however, in the long term, we anticipate that these investments will positively impact our results of operations. If we are unsuccessful at improving our offerings or are unable to generate additional demand for our offerings, we may not recover the financial investments we make into the business and revenue may not increase in the future.

Expansion into New Categories

We expect to expand into new categories with our offerings. Category expansion allows us to increase the number of customers for whom we can provide products and services. It also allows us to offer access to treatment of additional conditions that may already affect our current customers. Expanding into new categories will require financial investments in additional headcount, marketing and customer acquisition expenses, additional operational capabilities and may require the purchase of new inventory. If we are unable to generate sufficient demand in new categories, we may not recover the financial investments we make into new categories and revenue may not increase in the future.

Key Business Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the following metrics are useful in evaluating our business. The table below reflects key business metrics for Hims for the years presented (in thousands, except for AOV):

	Year Ended December 31,
	2020	2019
AOV	$62	$33
Net Orders	2,279	2,498
Online Revenue	140,728	82,286
Wholesale Revenue	8,029	272

Total revenue	$148,757	$82,558

•

Average Order Value (“AOV”) is defined as Online Revenue divided by Net Orders (each as defined below). Our Online Revenue is driven by a combination of AOV and Net Orders. Hims was historically able to increase AOV by making new offerings and subscription options available to customers. Hims has also increased AOV by more effectively acquiring higher AOV customers through marketing channels and campaigns. For the year ended December 31, 2020, Hims’ AOV was $62, up 88% year-over-year, compared to $33 for the year ended December 31, 2019.

•

Net Orders (“Net Orders”) are defined as the number of online customer orders minus transactions related to refunds, credits, chargebacks, and other negative adjustments. Net Orders represent transactions made on our platform during a defined period of time and exclude revenue recognition adjustments recorded pursuant to accounting principles generally accepted in the United States of America (“U.S. GAAP”) as discussed below. We monitor the absolute number of Net Orders as a key indicator of our performance. Our Online Revenue is driven by a combination of AOV and Net Orders. Net Orders are driven primarily by the number of new customers acquired and the number of returning customers that make additional purchases. In the third quarter of 2019, Hims began implementing a strategy to acquire higher value and higher AOV customers and to enhance the customer experience with new offerings and subscription options. As Hims implemented this strategy, it reduced marketing expenses in the year ended December 31, 2020 as compared to the year ended December 31, 2019. As a result, Hims’ Net Orders declined in the year ended December 31, 2020, as compared to the year ended December 31, 2019. Despite the decline in Net Orders, as a result of the new offerings and subscription options, our total subscriptions have increased to approximately 312,000 as of December 31, 2020 as compared to approximately 190,000 as of December 31, 2019. The increase in subscriptions is driven by growth in new customers and growth in multi-month subscriptions. The increase in multi-month subscriptions (i.e., which allow customers to receive two to twelve months of product in one order), decreases Net Orders and increases AOV compared to monthly subscriptions.

In order to reconcile the key business metrics described above to total revenue, Management tracks the following financial results:

•

Online Revenue (“Online Revenue”) represents the sales of products and services on our platform, net of refunds, credits, chargebacks and includes revenue recognition adjustments recorded pursuant to U.S. GAAP, primarily relating to deferred revenue and returns reserve.

•

Wholesale Revenue (“Wholesale Revenue”) represents non-prescription product sales to retailers through wholesale purchasing agreements. For the year ended December 31, 2020, Hims’ Wholesale Revenue represented approximately 5% of Hims’ total revenue for such period. For the year ended December 31, 2020, Hims’ Wholesale Revenue was $8.0 million, an increase of $7.7 million compared to $0.3 million for the year ended December 31, 2019. This increase was primarily because Hims began selling products to a new wholesale partner in March 2020.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with U.S. GAAP, we present Adjusted EBITDA, a non-GAAP financial measure. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA, when taken together with the corresponding U.S. GAAP financial measure, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. We consider Adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis. We believe that the use of Adjusted EBITDA is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance.

However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of Adjusted EBITDA as a tool for comparison. A reconciliation is provided below for Adjusted EBITDA to net loss, the most directly comparable financial measure stated in accordance with U.S. GAAP. Investors are encouraged to review Adjusted EBITDA and the reconciliation of Adjusted EBITDA to net loss, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes. “Adjusted EBITDA” is defined as net loss before depreciation and amortization, provision for income taxes, interest income, interest expense, amortization of debt issuance costs, stock-based compensation, and warrant mark-to-market expense (income).

The following table reconciles net loss to Adjusted EBITDA for Hims for the years ended December 31, 2020 and 2019, respectively (in thousands):

	Year Ended December 31,
	2020	2019
Net loss	$(18,114)	$(72,064)
Depreciation and amortization	1,057	260
Provision for income taxes	127	90
Interest income	(448)	(1,901)
Interest expense	10	369
Amortization of debt issuance costs	322	70
Stock-based compensation	5,831	8,028
Warrant mark-to-market expense (income)	3,101	(951)

Adjusted EBITDA	$(8,114)	$(66,099)

Some of the limitations of Adjusted EBITDA include (i) Adjusted EBITDA does not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. We compensate for these limitations by providing specific information regarding the U.S. GAAP items excluded from Adjusted EBITDA. When evaluating our performance, you should consider Adjusted EBITDA in addition to, and not a substitute for, other financial performance measures, including our net loss and other U.S. GAAP results.

Basis of Presentation

Currently, we conduct business through one operating segment. Substantially, all our long-lived assets are maintained in, and our losses are attributable to, the United States of America. The consolidated financial statements include the accounts of Hims, its wholly owned subsidiaries, and variable interest entities in which it holds a controlling financial interest. The variable interest entities are professional corporations or other professional entities owned by licensed physicians that engage licensed medical professionals to provide consultation services (“Affiliated Medical Groups”) and XeCare, LLC (“XeCare”) (a licensed mail order pharmacy which is expected to provide prescription fulfillment services solely to the Company’s customers). We determined that Hims is the primary beneficiary of the Affiliated Medical Groups and XeCare for accounting purposes because it has the ability to direct the activities that most significantly affect these entities’ economic performance and has the obligation to absorb the entities’ losses. Under the variable interest entity model, Hims presents the results of operations and the financial position of the entities as part of the Hims’ condensed consolidated financial statements as if the consolidated group were a single economic entity. See Note 1 and Note 2 in the Hims’ consolidated financial statements for more information on basis of presentation and operating segments.

Components of Results of Operations

Revenue

We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Our consolidated revenue primarily comprises of online sales of health and wellness products through our websites, including prescription and nonprescription products. In contracts that contain prescription products, revenue also includes fees related to medical consultation services. Additionally, revenue is generated through wholesale arrangements.

See “Critical Accounting Policies and Estimates” and “—Revenue Recognition” below for a more detailed discussion of our revenue recognition policy.

Cost of revenue

Cost of revenue consists of costs directly attributable to the products shipped and services rendered, including product costs, packaging materials, shipping costs, and labor costs directly related to revenue generating activities. Costs related to free products, where there is no expectation of future purchases from a customer, are considered to be SG&A (as defined below) and are excluded from cost of revenue.

Gross profit and gross margin

Our gross profit represents total revenue less our total cost of revenue, and our gross margin is our gross profit expressed as a percentage of our total revenue. Our gross profit and gross margin have been and will continue to be affected by a number of factors, including the prices we charge for our products and services, the costs we incur from our vendors for certain components of our cost of revenues, the mix of the various products and services we sell in a period, the mix of Online Revenue and Wholesale Revenue in a period, and our ability to sell our inventory. We expect our gross margin to increase over the long term, although gross margins may fluctuate from period to period depending on these and other factors.

Marketing expenses

The largest component of our marketing expenses consists of our discretionary customer acquisition expenses. Customer acquisition expenses are the advertising and media costs associated with our efforts to acquire new customers, promote our brands, and build awareness for our products and services. Customer acquisition expenses include advertising in digital media, social media, television, radio, out-of-home media, and various other media outlets. Marketing expenses also include overhead expenses including salaries, benefits, taxes, and stock-based compensation for personnel; agency, contractor, and consulting expenses; content production, software, and other marketing operating costs. Marketing is an important driver of growth and we intend to continue to make significant investments in customer acquisition and our marketing organization. As a result, we expect our marketing expenses to increase in absolute dollars for the foreseeable future. However, we expect our marketing expenses to decrease as a percentage of revenue over the long term, although our marketing expenses may fluctuate as a percentage of revenue from period to period due to the timing and amount of these expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses (“SG&A”) include the salaries, benefits, taxes, and stock-based compensation for personnel for our executive, engineering, finance, operations, and other administrative functions. SG&A also includes general operating expenses for professional services, third-party software and hosting, facilities, warehousing and fulfillment, customer service, payment processing, and depreciation and amortization. We expect SG&A to increase for the foreseeable future as we increase headcount with the growth of our business. We also expect SG&A to increase in the near term as a result of operating as a public company, including expenses associated with compliance with the rules and regulations of the SEC, and an increase in legal, audit, insurance, investor relations, professional services and other administrative expenses. However, we anticipate SG&A to decrease as a percentage of revenue over the long term, although it may fluctuate as a percentage of total revenue from period to period due to the timing and amount of these expenses.

We expect our stock-based compensation expense within marketing and SG&A to increase significantly, as a result of completing the Merger.

Interest expense

Interest expense primarily includes expense related to our borrowing arrangements with a leading financial institution.

Other income (expense), net

Other income (expense), net primarily consists of investment and interest income from short-term and long-term investments and our cash and cash equivalents. Other expense includes non-operating expenses and one-time charges classified outside of operating expenses. The caption also includes the impact of the remeasurement of the liability associated with preferred stock warrants.

Provision for income taxes

The income tax provision is primarily due to state taxes. Deferred tax assets are reduced by a valuation allowance to the extent management believes it is not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management makes estimates and judgments about future taxable income based on assumptions that are consistent with our plans and estimates.

Results of Operations

Comparisons for years ended December 31, 2020 and 2019

The following table sets forth Hims’ consolidated statement of operations for the years ended December 31, 2020 and 2019 and the dollar and percentage change between the two years (dollars in thousands):

	Year Ended December 31,
	2020	2019	$ Change	% Change
Revenue	$148,757	$82,558	$66,199	80%
Cost of revenue	39,307	37,953	1,354	4%

Gross profit	109,450	44,605	64,845	145%
Operating expenses:
Marketing(1)	58,989	63,156	(4,167)	(7)%
Selling, general, and administrative(1)	65,605	55,863	9,742	17%

Total operating expenses	124,594	119,019	5,575	5%
Loss from operations	(15,144)	(74,414)	59,270	(80)%
Other income (expense):
Interest expense	(10)	(369)	(359)	(97)%
Other (expense) income, net	(2,833)	2,809	(5,642)	(201)%

Loss before provision for income taxes	(17,987)	(71,974)	53,987	(75)%
Provision for income taxes	(127)	(90)	(37)	41%

Net loss	$(18,114)	$(72,064)	$53,950	(75)%

(1)	Includes stock-based compensation expense as follows (in thousands):

	Years Ended December 31,
	2020	2019
Marketing	$1,172	$571
Selling, general and administrative	4,659	7,457

Total stock-based compensation expense	$5,831	$8,028

The following table sets forth Hims’ results of operations as a percentage of total revenue for the years presented:

	Years Ended December 31,
	2020	2019
Revenue	100%	100%
Cost of revenue	26%	46%

Gross margin	74%	54%
Operating expenses:
Marketing	40%	76%
Selling, general, and administrative	44%	68%

Total operating expenses	84%	144%

Loss from operations	(10)%	(90)%
Other income (expense):
Interest expense	(0)%	(0)%
Other (expense) income, net	(2)%	3%

Loss before provision for income taxes	(12)%	(87)%

Provision for income taxes	(0)%	(0)%

Net loss	(12)%	(87)%

Revenue

Revenue was $148.8 million for the year ended December 31, 2020 compared to $82.6 million for the year ended December 31, 2019, representing an increase of $66.2 million, or 80%. Starting in March 2020, Hims began selling its non-prescription products to a new wholesale partner, which contributed to $7.7 million of the year-over-year increase. Online Revenue was $140.7 million for the year ended December 31, 2020, compared to $82.3 million for year ended December 31, 2019, representing an increase of $58.4 million, or 71%. The year-over-year growth in Online Revenue was driven by an 88% year-over-year increase in AOV to $62 for the year ended December 31, 2020 as compared to $33 for the year ended December 31, 2019. The year-over-year increase in AOV was driven by an increased uptake of higher AOV offerings by customers, targeted acquisition of higher AOV new customers from marketing and a reduction in discounts offered to customers. AOV growth was partially offset by a decrease in Net Orders of 9% year-over-year, partially driven by a year-over-year decrease in marketing expenses.

Cost of revenue and gross profit

Cost of revenue was $39.3 million for the year ended December 31, 2020, compared to $38.0 million for the year ended December 31, 2019, representing an increase of $1.4 million, or 4%. Gross profit was $109.5 million for the year ended December 31, 2020 compared to $44.6 million for the year ended December 31, 2019, representing an increase of $64.8 million or 145%. Correspondingly, Hims’ gross margin was 74% for the year ended December 31, 2020 compared to 54% for the year ended December 31, 2019.

The year-over-year increase in cost of revenue consists of increases in Hims’ product and packaging costs of approximately 27% which were offset by a decrease in costs associated with medical consultation services of 18% and decrease in shipping costs of 5% year-over-year. Costs associated with medical consultations services are a product of the number of consultations and the cost per consultation, both of which declined year-over-year for the year ended December 31, 2020. The increase in gross margin for the year ended December 31, 2020 compared to the prior year was primarily the result of a proportionately lower increase in cost of revenue than the increase in revenue.

Marketing expenses

Marketing expenses were $59.0 million for the year ended December 31, 2020, compared to $63.2 million for the year ended December 31, 2019, representing a decrease of $4.2 million or 7%. The most significant component of marketing expenses is customer acquisition costs, which were $44.0 million for the year ended December 31, 2020, compared to $51.6 million for the year ended December 31, 2019, representing a decrease of $7.6 million or 15%. Management decided to reduce customer acquisition costs year-over-year in order to focus on acquiring higher AOV customers in the period. This decrease was partially offset by an increase in other marketing expenses such as salaries and wages, and related benefits due to an increase in marketing-related headcount.

Selling, general and administrative expenses

SG&A was $65.6 million for the year ended December 31, 2020 compared to $55.9 million for the year ended December 31, 2019, representing an increase of $9.7 million or 17%. The increase in SG&A was driven by an increase in salaries and wages, benefits, taxes, and stock-based compensation expense to $23.9 million for the year ended December 31, 2020, compared to $19.7 million for the year ended December 31, 2019. Additionally, in 2020, consulting expenses related to professional services increased to $5.3 million for the year ended December 31, 2020 compared to $2.3 million for the year ended December 31, 2019 as a result of the Merger. During the period, we ceased use of our headquarters office facility and other offices, recording a lease termination fee of $1.4 million. In January 2020, we also entered into a new operating lease arrangement for a warehouse space in New Albany, Ohio, which contributed to an increase in rent expense of $0.6 million for the year ended December 31, 2020, compared to the corresponding period in the prior year.

Interest expense

Interest expense was less than $0.1 million for the year ended December 31, 2020, compared to $0.4 million for the year ended December 31, 2019, representing a decrease of approximately $0.4 million. The decrease in the interest expense was attributable to the repayment of outstanding debt during the year ended December 31, 2020. The outstanding debt was paid off in full in the second quarter of 2020.

Other income (expense), net

Other income (expense), net, was a $2.8 million expense for the year ended December 31, 2020, compared to $2.8 million of income for the year ended December 31, 2019, representing a change of $5.6 million. The change was driven primarily by a 2020 increase in the fair value of the preferred stock warrant liability as compared to a 2019 decrease in the fair value of this liability.

Provision of income taxes

Provision for income taxes was $0.1 million for each of the years ended December 31, 2020 and 2019, primarily attributable to state taxes.

Liquidity and Capital Resources

Since inception, Hims has financed its operations primarily from the sales of redeemable convertible preferred stock. As of December 31, 2020, Hims’ principal sources of liquidity were cash and cash equivalents in the amount of $27.3 million, which were primarily invested in money market funds; and short-term investments in the amount of $72.9 million, which were primarily invested in corporate, government and asset backed bonds. Subsequent to December 31, 2020, Hims received gross proceeds of $197.7 million from the Merger and $75.0 million from private investors. In connection with the Merger, Hims paid $11.5 million of closing costs as well as $22.0 million for the repurchase of Class A common stock.

Hims has historically incurred negative cash flows from operating activities and significant losses from operations in the past. We expect to continue to incur operating losses at least for the next 12 months due to the investments that we intend to make in our business. We believe our existing cash resources and funds raised from the closing of the Merger subsequent to December 31, 2020 are sufficient to support planned operations for the next 12 months. As a result, management believes that its current financial resources are sufficient to continue operating activities for at least one year past the issuance date of the financial statements.

We expect to purchase up to approximately $3 million in property and equipment for the purposes of building dedicated affiliated pharmacy operations and related facilities and capabilities, inclusive of $1.9 million invested as of December 31, 2020. We estimate initial annual selling, general, and administrative expenses of approximately $10 million to manage our own pharmacy, warehousing, and fulfillment operations. These expenses include labor for dispensing and fulfillment activities, facility and employee management, rent, utilities, maintenance, and other related overhead. These selling, general, and administrative expenses are expected to partially offset third-party pharmacy, warehousing, and fulfillment expenses that would have been otherwise incurred by Hims.

Our future capital requirements will depend on many factors, including the number of orders we receive, the size of our customer base, the timing and extent of spend to support the expansion of sales, marketing and development activities, and the impact of the COVID-19 pandemic. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations would be harmed. In order to support the growth of our business, we may need to incur additional indebtedness or seek capital through new equity or debt financings, which sources of additional capital may not be available to us on acceptable terms or at all.

Cash Flows

The following table provides a summary of Hims’ cash flow data (in thousands):

	Years Ended December 31,
	2020	2019
Net cash used in operating activities	$(2,479)	$(74,867)
Net cash used in investing activities	(39,701)	(39,299)
Net cash provided by financing activities	47,742	95,318

Cash Flows from Operating Activities

Our largest source of operating cash flows is cash collections from our customers. Our primary use of cash from operating activities includes marketing expenses and personnel-related expenditures to support the growth of our business.

Net cash used in operating activities was $2.5 million for the year ended December 31, 2020. The most significant component of Hims’ cash used was a net loss of $18.1 million. This included non-cash expense related to stock-based compensation of $5.8 million, non-cash losses for change in fair value of preferred stock warrants totaling $3.1 million, lease termination costs of $1.5 million, depreciation and amortization totaling $1.1 million, amortization of debt issuance costs of $0.3 million, and other noncash changes for $0.4 million. In addition, a cash inflow totaling $3.5 million was attributable to changes in operating assets and liabilities, primarily as a result of an increase in accounts payable and accrued liabilities of $3.2 million, a decrease in inventory of $0.7 million, an increase in deferred revenue of $0.5 million, an increase in deferred rent of $0.4 million, offset by an increase in prepaid expenses and other current assets of $0.7 million and an increase in other long-term assets of $0.7 million.

Net cash used in operating activities was $74.9 million for the year ended December 31, 2019. The most significant component of Hims’ cash used during this period was a net loss of $72.1 million. This included non-cash expense related to stock-based compensation of $8.0 million, and depreciation and amortization totaling to $0.3 million. This was partially offset by non-cash gains for change in fair value of Series C preferred stock warrants totaling $1.0 million, net change in unrealized gain on cash equivalents and investments of $0.2 million, and non-cash other income totaling $0.2 million. In addition, a cash outflow totaling $9.9 million was attributable to changes in operating assets and liabilities, primarily as a result of a decrease in accounts payable of $6.1 million, an increase in prepaid expenses and other current assets of $2.4 million, an increase in other long-term assets of $0.8 million, an increase in inventory of $0.5 million and a decrease in accrued liabilities of $0.3 million. This outflow was partially offset by an increase in deferred revenue of $0.2 million.

For the year ended December 31, 2020 compared to the year ended December 31, 2019, the decrease in cash used in operating activities primarily reflects the improving leverage, after excluding certain non-cash expenses, from increased revenues, while reducing cost of revenue and marketing expenses.

Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to our treasury operations of investing in available-for-sale investments, investment in website development and internal-use software, as well as purchase of property and equipment.

Net cash used in investing activities for the year ended December 31, 2020 was $39.7 million, which was primarily due to net investment cash outflows of $35.5 million, investment in website development and internal-use software of $2.5 million and purchase of property, equipment, and intangibles of $1.7 million.

Net cash used in investing activities for the year ended December 31, 2019 was $39.3 million, which was primarily due to net investment cash outflows of $37.5 million, investment in website development and internal-use software of $1.5 million and purchase of property and equipment of $0.3 million.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2020 was $47.7 million, which was primarily due to the sale of Series D redeemable convertible preferred stock, net of cash paid for issuance costs, totaling $51.9 million. Proceeds from exercise of warrants and stock options provided cash inflow totaling $0.7 million. These cash inflows were partially offset by payments for transaction costs associated with the Merger of $3.4 million and term loan repayments totaling $1.5 million.

Net cash provided by financing activities for the year ended December 31, 2019 was $95.3 million, which was primarily due to the sale of Series C redeemable convertible preferred stock, net of cash paid for issuance costs, totaling $102.6 million and term loan borrowings of $2.1 million. These cash inflows were partially offset by term loan repayments totaling $9.1 million and a cash outflow attributable to debt issuance costs totaling $0.4 million.

Indebtedness

Silicon Valley Bank

On November 27, 2019, Hims and Silicon Valley Bank (“SVB”) amended and restated the Amended and Restated Loan Agreement, dated as of May 16, 2018, by and between Hims and SVB (the “Second Amended and Restated Loan Agreement”), which accelerated the repayment of the existing loan over a six-month period, to be paid in full by May 1, 2020. Hims repaid the loan by May 1, 2020.

In the Second Amended and Restated Loan Agreement, SVB also provided a revolving debt facility (the “Revolving Line”), of up to $8.0 million, with a maturity date of December 31, 2020. Upon termination of the Revolving Line for any reason prior to its maturity date, Hims would have been required to pay, in addition to any payments owed, a termination fee equal to 1.00% of the Revolving Line. The interest rate for the Revolving Line is equal to the Prime Rate plus 0.50%, with a floor of 5.75%. Hims did not draw down from this Revolving Line and therefore, no amounts were required to be repaid by December 31, 2020.

As of December 31, 2020, SVB issued on Hims’ behalf a letter of credit in the amount of $0.8 million as a security deposit for a warehouse space in New Albany, Ohio. SVB required Hims to maintain $0.8 million as a collateral for the outstanding letter of credit. We expect to continue to renew the letter of credit through the duration of the lease. As this is for longer than one year, the $0.8 million is presented within restricted cash, noncurrent on Hims’ consolidated balance sheet.

Upon Hims’ request, SVB will issue letters of credit (the “Letters of Credit”) for Hims’ account in an aggregate amount not to exceed $2.0 million, which is reduced by the amount otherwise available with respect to the cash management services, which may include merchant services, direct deposit of payroll, business credit card, and check cashing services identified in SVB’s various agreements. Hims also has a business credit card as part of the cash management services offered by SVB. Hims may request an amount not to exceed $2.0 million, in connection with SVB’s cash management services, which amount is reduced by the amount utilized for any issuances of Letters of Credit. Any cash management services are treated as advances under the Revolving Line. On September 30, 2020, Hims entered into the First loan Modification Agreement (the “Loan Modification Agreement”) and the aggregate amount of the Letters of Credit and limit on cash management services were both amended to $3.5 million.

For Hims to continue to use the business credit card, SVB requires it to maintain $0.2 million in a collateralized money market account. We expect to continue to use the cash management services beyond 2020 and $0.2 million is presented within restricted cash on Hims’ consolidated balance sheet.

As of December 31, 2020 and 2019, Hims was in compliance with all of its covenants under the Second Amended and Restated Loan Agreement. As collateral, Hims has granted SVB a security interest in substantially all of its assets. In January 2021, Hims terminated the Second Amended and Restated Loan Agreement with SVB.

TriplePoint Venture Growth

On November 27, 2019, Hims entered into a Plain English Capital Growth and Security Agreement (the “2019 Capital Agreement”) with TriplePoint Venture Growth (“TPC”) consisting of a term loan in the aggregate principal amount of up to $50.0 million, with $25.0 million being available immediately through December 31, 2020 (the “Part 1 Commitment Amount”), and an additional $25.0 million becoming available upon utilization of the Part 1 Commitment Amount through December 31, 2020. There is no minimum advance amount. As of December 31, 2020, Hims had not drawn down from this term loan and the facility expired. The costs associated with issuing the debt facility are recorded as debt issuance costs within prepaid expenses and other current assets on the consolidated balance sheet with amortization recorded over the available period of the facility.

As collateral, Hims granted to TPC a second lien security interest in substantially all of its assets.

Contractual Obligations and Commitments

In January 2020, Hims entered into a 63-month noncancelable lease for 302,880 square feet of warehouse space in New Albany, Ohio. The lease commenced on June 1, 2020. Total minimum lease payments are $7.9 million, net of rent abatement for an initial three-month period and with annual escalation of 2.5%. We have the option to extend the lease term for a period of five years.

As of December 31, 2020, Hims had contractual obligations to make $0.8 million in purchases related to cloud-based software contracts used in operations. These obligations are associated with multi-year agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the services. Obligations under contracts that we can cancel without a significant penalty or agreements with a term of one year or less are not considered.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our audited consolidated financial statements and accompanying notes. We base our estimates on historical experience, current business factors and various other assumptions that we believe are necessary to consider forming a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses and the disclosure of contingent assets and liabilities. Our company is subject to uncertainties such as the impact of future events, economic and political factors, and changes in our business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of our audited consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to our audited consolidated financial statements.

On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

Hims’ significant accounting policies are described in Note 2 to Hims’ audited consolidated financial as of and for the year ending December 31, 2020. These are the policies that we believe are the most critical to aid in fully understanding and evaluating Hims’ consolidated financial condition and results of operations.

Revenue Recognition

Hims recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Hims adopted ASC 606 on January 1, 2017, at the inception of its operations.

For Online Revenue, Hims defines its customer as an individual who purchases products or services through the website. The transaction price in contracts with customers is the total amount of consideration to which Hims expects to be entitled in exchange for transferring products or access to services to the customer.

Contracts that contain prescription products include two performance obligations: access to (i) products and (ii) consultation services. Hims contracts that do not contain prescription products have a single performance obligation. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product to the customer and, in contracts that contain service, by the provision of consultation services to the customer. Hims satisfies its performance obligation for products at a point in time, which is upon delivery of the products to a third-party carrier. Hims satisfies its performance obligation for services over the period of the consultation service, which is typically a few days. The customer obtains control of the products and services upon the Hims’ completion of its performance obligations.

For contracts with multiple performance obligations, the transaction price is allocated to each performance obligation on a relative stand-alone selling price basis. The stand-alone selling price is based on the prices at which Hims separately sells the products and services, as well as market and cost-plus margin-based estimates. For the years ended December 31, 2020 and 2019, service revenue represents less than 10% of consolidated revenues.

To fulfill its promise to customers for contracts that include professional medical consultations, Hims maintains relationships with various Affiliated Medical Groups, which are professional corporations or other professional entities owned by licensed physicians that engage licensed medical professionals (medical doctors, physician assistants, and nurse practitioners; collectively referred to as “Providers”) to provide consultation services. Refer to Note 7 – Variable Interest Entities in Hims’ audited consolidated financial statements. Hims accounts for service revenue as a principal in the arrangement with its customers. This conclusion is reached because (i) Hims determines which Affiliated Medical Group and Provider provides the consultation to the customer; (ii) Hims is primarily responsible for the satisfactory fulfillment and acceptability of the services; (iii) Hims incurs costs for consultation services even for visits that do not result in a prescription and the sale of products; and (iv) Hims, at its sole discretion, sets all listed prices charged on its website for products and services.

Additionally, to fulfill its promise to customers for contracts that include professional medical consultations, Hims maintains relationships with third-party pharmacies to fill prescriptions that are ordered by the Hims’ customers. Hims made the judgement to account for prescription product revenue as a principal in the arrangement with its customers. This conclusion is reached because (i) it has sole discretion in determining which pharmacy fills a customer’s prescription; (ii) the pharmacy fills the prescription based on fulfillment instructions provided by Hims including using Hims branded packaging for generic products; (iii) Hims is primarily responsible to the customer for the satisfactory fulfillment and acceptability of the order; (iv) Hims is responsible for refunds of the prescription medication after transfer of control to the customer; and (v) Hims, at its sole discretion, sets all listed prices charged on its websites for products and services.

Hims estimates refunds using the expected value method based on historical refunds granted to customers. Hims updates its estimate at the end of each reporting period and recognizes the estimated amount as contra-revenue with a corresponding refund liability. Sales, value-added, and other taxes are excluded from the transaction price and, therefore, from revenue.

Hims has made an accounting policy election to account for shipping and handling activities performed after the control of a product has been transferred to the customer as fulfillment costs, with direct costs to ship products to customers included in cost of revenue. Contracts with customers do not contain costs to obtain or costs to fulfill contracts with customers in accordance with ASC 340-40, Other Assets and Deferred Costs—Contracts with Customers.

For online sales, payment for prescription medication and nonprescription products is typically collected from the customer a few days in advance of product shipment. Contract liabilities are recorded when payments have been received from the customer for undelivered products or services and are recognized as revenue when the performance obligations are later satisfied. Contract liabilities consisting of balances related to customer prepayments are recognized as current deferred revenue on the consolidated balance sheets of which substantially all of the balance is recognized in the following month. For wholesale arrangements, payments are collected in accordance with contract terms.

Warrant Liability

Hims classifies warrants to purchase shares of redeemable convertible preferred stock that are contingently puttable or redeemable as liabilities. Such warrants are measured and recognized at fair value and are subject to remeasurement at each balance sheet date.

As of December 31, 2020, the fair value of the preferred stock warrant liability is measured using a Black-Scholes-Merton (“BSM”) option-pricing model. Inputs to that model include the purchase right’s expected remaining term, expected volatility based on representative peer companies, the risk-free interest rate, and the estimated fair value of Hims’ common stock based on the publicly trading stock price of OAC. Changes to the fair value measurement are recognized within other income (expense), net on the consolidated statements of operations and comprehensive loss. In prior periods, fair value of the preferred stock warrant liability had been measured using the BSM option-pricing model, Monte Carlo simulation, and probability weighted expected return method (“PWERM”). The changes in valuation method prior to December 31, 2020 occurred as a result of the increased probability that Hims’ common shares would be publicly listed in the near-term. As of December 31, 2020, the valuation method changed as a result of Hims expecting to close the Merger after obtaining approval from the Securities Exchange Commission to file a proxy statement on December 29, 2020.

Hims adjusts the warrant liability for changes in the fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including completion of an initial public offering, at which time all such preferred stock warrants will be converted into warrants to purchase shares of common stock and the liability will be reclassified to additional paid-in capital.

Stock-Based Compensation

Hims accounts for stock-based compensation expense in accordance with the fair value recognition and measurement provisions of GAAP, which require compensation cost for the grant-date fair value of stock-based awards to be recognized over the requisite service period. Hims determines the fair value of stock-based awards granted or modified on the grant date or modification date using appropriate valuation techniques.

The fair value of employee and nonemployee stock options is determined using the BSM option-pricing model using various inputs, including estimates of expected term, volatility, risk-free rate, and future dividends. The fair value of the performance stock options granted to the CEO of Hims in June 2020 was measured using a Monte Carlo simulation model. Excluding performance-based stock options, Hims recognizes compensation costs on a straight-line basis over the requisite service period of the employee and nonemployee, which is generally the option vesting term of four years. For stock options with performance conditions, stock-based compensation expense will be recognized when it is probable that the performance criteria will be achieved. Hims accounts for forfeitures as they occur.

The fair value of RSUs is determined based on the fair value of Hims’ common stock at the grant date. The RSUs generally have a vesting term of four years in addition to performance-based vesting condition contingent on to achievement of a liquidity event which includes (i) an initial public offering, (ii) a business combination transaction or (iii) a sale event as defined by the 2017 Stock Plan. As of December 31, 2020, no compensation expense was recognized since the liquidity event performance condition was not met. The performance-based vesting condition is expected to become probable upon the completion of liquidity event, at which point we will immediately record cumulative stock-based compensation expense using the accelerated attribution method for the awards that have met the service-based vesting condition.

Changes in the following assumptions can materially affect the estimate of fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. We continue to use judgment in evaluating the expected term and expected volatility utilized in our stock-based compensation expense calculation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected term and expected volatility, which could materially impact our future stock-based compensation expense.

Fair Value of Common Stock—Given the absence of a public trading market as of December 31, 2020, the board of directors of Hims considered numerous objective and subjective factors to determine the fair value of common stock at each meeting at which awards are approved. These factors include, but are not limited to, (i) contemporaneous valuations of common stock performed by an independent valuation specialist; (ii) developments in the business and stage of development; (iii) operational and financial performance and condition; (iv) issuances of preferred stock and the rights and preferences of preferred stock relative to common stock; (v) current condition of capital markets and the likelihood of achieving a liquidity event, such as an initial public offering or sale of Hims; and (vi) the lack of marketability of the common stock.

The grant date fair value of our common stock was determined using valuation methodologies which utilize certain assumptions, including probability weighting events, volatility, time to liquidation, a risk-free interest rate, and an assumption for a discount for lack of marketability.

In 2019 and during 2020, Hims used the market approach to determine the fair value of its common stock. This approach measures the value of an asset or business through an analysis of recent sales or offerings of comparable investments or assets and gives consideration to the financial condition and operating performance of an entity relative to those of public entities operating in the same or similar lines of business. Hims applied the market approach by utilizing the subject company transaction method which examines prior transactions in the same or related equity of Hims. For purposes of allocating the fair value of our common stock, Hims used the PWERM and applied a weighted average of two different approaches, implying a value derived from the recent price paid by investors for our preferred stock, and, as Hims contemplated the Merger transaction, the committed price to be paid upon the closing of the PIPE transaction.

At December 31, 2020, Hims revised the approach in determining the value of its common stock as a result of the expectation that Hims would close the Merger with OAC. Accordingly, Hims determined the value of the Company’s equity based on the 10-day weighted average trading price of OAC, adjusted for the share exchange ratio as determined upon consummation of the Merger, and applied a discount for lack of marketability.

For financial reporting purposes, Hims considers the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. The determination includes an evaluation of whether the subsequent valuation indicates that any significant change in valuation had occurred between the previous valuation and the grant date.

Expected Term—Hims calculates the expected term using the simplified method based on the options vesting term and contractual terms as it did not have sufficient relevant historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Expected Volatility—The volatility is derived from the average historical stock volatilities of a peer group of public companies that Hims considers to be comparable to its business over a period equivalent to the expected term of the share-based grants.

Risk-free Interest Rate—Hims derives the risk-free interest rate assumption from the United States Treasury’s rates for the U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the awards being valued.

Dividend Yield—Hims bases the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. Consequently, the expected dividend yield used is zero.

Consolidation of Variable Interest Entities

U.S. GAAP requires variable interest entities to be consolidated if an entity’s interest in the variable interest entity is a controlling financial interest. Under the variable interest model, a controlling financial interest is determined based on which entity, if any, has (i) the power to direct the activities of the variable interest entity that most significantly impacts the variable interest entity’s economic performance and (ii) the obligations to absorb losses that could potentially be significant to the variable interest entity or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity.

Hims determined that it is the primary beneficiary of the Affiliated Medical Groups and XeCare for accounting purposes because it has the ability to direct the activities that most significantly affect the entities’ economic performance and has the obligation to absorb the entities’ losses.

We perform ongoing reassessments of whether changes in the facts and circumstances regarding our involvement with the Affiliated Medical Groups and XeCare would cause our consolidation conclusion to change. The consolidation status of the variable interest entities with which we are involved may change as a result of such reassessments. Changes in consolidation status are applied in accordance with applicable U.S. GAAP.

Emerging Growth Company Status

We are an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable Hims & Hers to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board; and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of our first fiscal year following the fifth anniversary of the closing of the Merger, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three-years.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest Rate Risk

Hims had cash and cash equivalents totaling $27.3 million and $22.6 million as of December 31, 2020 and 2019, respectively. This amount was invested primarily in money market funds. Cash and cash equivalents are held for working capital purposes.

Additionally, Hims had short-term investments totaling $72.9 million and $37.7 million as of December 31, 2020 and 2019, respectively. Short-term investments consist of available-for-sale securities, primarily invested in corporate bonds, government bonds and asset backed bonds. We do not enter into investments for trading or speculative purposes. All our investments are denominated in U.S. dollars.

Our cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.

We do not believe that an increase or decrease in interest rates of 100-basis points would have a material effect on our business, financial condition or results of operations. Fluctuations in the value of our money market funds caused by a change in interest rates (gains or losses on the carrying value) are recorded in other income and are realized only if we sell the underlying securities.

Foreign Currency Risk

There was no material foreign currency risk for the years ended December 31, 2020 and 2019 since Hims operates primarily in the United States of America. We have limited operations outside the United States. Our operations in the United Kingdom that are not considered significant. Accordingly, we believe we do not have a material exposure to foreign currency risk. We may choose to focus on international expansion in the future, which may increase our exposure to foreign currency exchange risk.

BUSINESS

Unless otherwise indicated or the context otherwise requires, references in this section to “Hims,” “Hims & Hers,” “we,” “us,” “our,” and other similar terms refer to Hims and its subsidiaries prior to the Business Combination and to New Hims and its consolidated subsidiaries after giving effect to the Business Combination.

We Are The Digital Front Door To The Healthcare System

Our mission is to make healthcare accessible, affordable, and convenient for everyone. We designed and built our digitally native, cloud-based technology centered around the consumer, and design everything with the consumer in mind. Hims’ proprietary websites, telehealth platform, electronic medical records system, pharmacy integration, and mobile accessibility combine to provide consumers with a seamless, easy-to-use, mobile-first experience. Our mobile-first approach makes our offerings easy to access and provides a meaningful advantage in a sector that is at the very early stages of the digital consumer-led transition. Hims & Hers is leading the transformation in healthcare by becoming the digital front door for healthcare consumers.

Hims & Hers has built a customer base of loyal brand ambassadors representing the future of the healthcare system. As of December 31, 2020, Hims & Hers had approximately 312,000 customer subscriptions. The majority of our customers are millennials, a brand-conscious and high-value generation poised to expand its purchasing power. Customers embrace our convenient, digitally native and mobile-first product, driving organic growth through word of mouth and user-generated content. This, in-turn, enhances brand awareness and lowers customer acquisition costs of an attractive cohort of customers that have limited loyalty to the traditional health system and are at the beginning of their lifetime value curve. Our solution is set up to serve these customers over the long-term by offering high-quality, evidence-based medicine paired with a customer-driven user experience. Feedback on the value proposition has been strong, as evidenced by our NPS score of +651, far above the +9 NPS score for the traditional health system.2

[1]	Based on score received from subscribers 180+ days from their initial subscription date.
[2]	According to Accenture Research.

Hims & Hers has built a comprehensive and vertically integrated solution that empowers people across the country with direct access to qualified healthcare providers and reliable treatments. We offer an integrated telehealth solution combining access to a distributed provider network, clinically-focused EMR system, digital prescriptions, cloud pharmacy, and innovative consumer engagement strategies, all delivered through simple and intuitive mobile and web interfaces. We believe that the combination of these distinct capabilities under a single unified brand is unique in healthcare and represents the first truly digital health system for consumers.

Today, we offer access to dozens of affordable medications with a 50-state prescription delivery network and 24/7 in-house coverage and support. A patient can start a consultation immediately, while a traditional appointment can take an average of 24 days to schedule, according to a 2017 survey by Merritt Hawkins, an AMN company. Our core offerings today fit into four categories—sexual health, hair loss & dermatology, primary care, and behavioral health. Erectile dysfunction and hair loss were our first offerings, proving the strength of our model with strong unit economics and patient outcomes. Our category expansion strategy leverages our existing knowledge and strong unit economics from these initial cohorts.

We built Hims & Hers so people could easily seek out treatment wherever and whenever they need it. Having proven the concept in certain categories, including sexual health and hair loss & dermatology, we are at an inflection point in our ability to scale. We have the management expertise, resources, and full technology stack in place to rapidly expand to new categories based on the current and evolving needs of our customers.

We provide consumers with access to medical care from vetted healthcare providers and medications that can be prescribed virtually and delivered in discreet packaging to the patient’s door. This is especially important for our customers who suffer from issues of sexual dysfunction and sexually-transmitted diseases. Approximately 1 in 3 men suffer from erectile dysfunction in their 30s, with that prevalence increasing 10% per decade of life, according to data available through the University of Wisconsin Urology website. Hair loss is also a sensitive condition, with 2 in 3 men by age 35 experiencing some degree of appreciable hair loss according to the American Hair Loss Association, which can bring about feelings of embarrassment or stress.

In skincare, we have partnered with leading dermatology experts to offer access to specifically-formulated topical creams for customers experiencing acne and signs of premature aging, such as wrinkles. Following a consultation with one of the providers on our platform and if determined by the provider to be appropriate, a customer can receive a customized regimen for the strength and frequency of the prescribed cream.

In March 2020, we launched a primary care solution to ease the burden on hospital systems and brick and mortar physician practices, now offered in all fifty states for just $39 per visit, compared to $200-$300 to visit a doctor in-person, according to the Agency for Healthcare Research and Quality. We provide access to primary care from qualified healthcare professionals for over 20 of the most common conditions such as sinus infections, migraines, and urinary tract infections, as well as at-home testing for COVID-19. We are able to send any resulting prescriptions for these conditions directly to the customer’s local pharmacy.

In June 2020, we launched Behavioral Health solutions making mental healthcare both affordable and accessible for consumers. We offer access to psychiatric evaluations and medications, anonymous support groups, and soon to be available individualized talk therapy. For $59, customers can be connected via live video with an online psychiatry provider who has been trained to be able to deliver mental healthcare virtually. If the provider determines medication is appropriate, it can be prescribed electronically and discreetly shipped directly to the customer.

The success and scalability of our offerings have been proven, unlocking substantial growth in less than three years since launch. Hims & Hers has powered over 2 million medical consultations and has grown revenues from $26.7 million in twelve months ended December 31, 2018 to $82.6 million in twelve months ended December 31, 2019, representing 209% growth year-over-year. Powered by the rich and proprietary learnings from our offerings, our roadmap includes several new chronic disease verticals including but not limited to sleep disorders, infertility, diabetes, cholesterol, and hypertension.

The Market Opportunity

Since our founding, we have been focused on changing the way patients access, interact with and consume healthcare. In the United States, healthcare spending is projected to exceed $4.0 trillion in 2020 and grow to $6.2 trillion by 2028, according to the Centers for Medicare & Medicaid Services. However, it is not always clear what the individual consumer receives in return for this massive spending. We believe that a new healthcare model, one that places the consumer at the center of the healthcare ecosystem, can help to improve health outcomes while reducing costs to all healthcare constituents.

The current healthcare system is broken for most people in the U.S.

Despite the vast spending on healthcare in the United States, the current system frequently fails the average consumer. According to the Centers for Medicare & Medicaid Services, per capita spend on healthcare in the United States has doubled in the last 20 years with total spending near $4 trillion; however, United States life expectancy and health indicators are falling behind those of other developed nations. Despite this significantly higher healthcare spending, America performed worst among developed nations in some common health metrics including life expectancy, infant mortality, and unmanaged diabetes, according to the Organization for Economic Co-operation and Development.

The existing healthcare system is highly fragmented and inefficient, lacks transparency, and is unfriendly to the consumer. In addition, myriad issues related to insurance coverage and other cost barriers stand in the way of too many Americans getting the treatment they need and deserve. The legacy system does not allow patients to receive proper care in a timely manner and ultimately drives poor health outcomes. We believe Americans deserve better.

Telehealth is the future and consumers are demanding it

Supported by increasing deregulation and broad societal shifts, demand for and provision of telehealth services is surging. Telehealth enables more efficient allocation and utilization of existing clinical resources that could otherwise go unused. With an aging population requiring more complex care and a younger generation that is accustomed to digital technology, telehealth offers an efficient way to leverage finite resources. In the coming years, the telehealth market is positioned for significant growth. The demand for telehealth services is clear among younger generations. Three out of four millennials would rather search for medical advice online versus seeing a doctor in-person, according to a survey by Harmony Healthcare IT. These younger generations represent the future of the healthcare system, and telehealth can be at the center of their care experience.

We sit at the nexus of the healthcare, technology, and consumer sectors

We provide people across the United States with the ability to take ownership of their health journey through a new digital front door to high-quality healthcare without the need for insurance coverage. We approach the challenges to the current system through two of the largest spend categories in healthcare, prescription drugs and primary care, representing $600 billion and $280 billion markets respectively, according to Deloitte and Grand View Research. We believe that we have the technical platform, distributed provider network, and access to clinical capabilities to lead the migration of routine office visits to a digital format. Our tailored offerings and the simplicity and convenience of our mobile app and websites have resulted in increased adoption of our products and services. We are expanding the market by eliminating cost and accessibility barriers, which previously prevented people from seeking medical care through traditional brick-and-mortar care.

The conditions we have targeted are generally chronic in nature and typically require continuous management through both medical and pharmaceutical means. Approximately 60% of adults in the U.S. have a chronic disease and 40% have two or more chronic conditions, according to the Centers for Medicare & Medicaid. Collectively, these chronic conditions are the leading cause of death and disability and are the leading drivers of over $3.5 trillion in annual health expenditures. This creates a significant opportunity for us to leverage our platform to disrupt a significant portion of the U.S. healthcare market.

We currently have offerings in sexual health, hair loss, dermatology, behavioral health, and primary care, categories representing an approximately $350 billion aggregate market opportunity per Grand View, Brand Essence Research, Market Research, Research and Markets, Arizton, Allied Market Research, Mordor Intelligence, and Market Research Future. Additionally, our expansion roadmap is clear and we believe there is an incremental opportunity of approximately $120 billion, per Allied Market Research, Research and Markets, Mordor Intelligence, and Grand View, as we launch offerings in categories that feature similar characteristics to the conditions currently treatable through the platform.

Our Competitive Advantage

We believe that we have multiple competitive advantages that will enable us to continue to disrupt the current healthcare system through consumer-centric telehealth. The current system is flawed and we believe that our value proposition allows us to compete favorably against existing healthcare incumbents with competitive offerings. At the same time, we have many assets and capabilities that we believe will help us win against new market entrants.

Brand—We are a consumer-first healthcare brand

Since our founding, we have endeavored to build a business that puts healthcare consumers at the center of our solutions, redefining their entire healthcare experience and reducing the confusion, complexity, and cost across a wide variety of health conditions. We operate without the typical dependencies on the existing healthcare system, and we seek to empower consumers to gain greater control of their health needs. Our single unified brand is unique in healthcare because we are pioneering one of the first truly digitally native, mobile-first, multi-condition health platform for consumers, placing us at the forefront of change in healthcare. Our strong brand and resultant satisfaction is supported by our Net Promoter Score (“NPS”) of +65, far above the +9 NPS for the traditional health system.

In addition, our unique in-house brand expertise has allowed us to build direct and trusted relationships with consumers in non-traditional ways, exemplified by our ability to engage and attract first-time consumers of specialized care. We believe that, in healthcare, establishing a trusted relationship with the future patient is invaluable. Our ability to build relationships with consumers is an expertise we have fostered throughout the Hims & Hers team.

Audience—Our customers represent the future of healthcare

Our solutions have been adopted and championed by customers who represent the future of the healthcare system, namely the millennial generation. The convenience of our mobile app and websites has allowed us to eliminate access and stigma-related barriers as evidenced by the fact that approximately 80% of our customers indicate they are seeking treatment for their particular condition for the first time. These customers represent a cohort that we believe will remain with us on a long-term basis and serve as ambassadors for our brand, building the Hims & Hers community and driving meaningful organic growth. Since our launch in 2017, we have powered over 2 million telehealth consultations. With 70% of the US population made up of Generation X or younger per the Pew Research Center, we believe our expertise in building direct and deep relationships with the millennial audience, who will make up the majority of future healthcare spend in the coming decades, is a core strategic asset.

Technology—Full-service vertically-integrated telehealth offering

Our platform includes access to a highly-qualified and technologically-capable provider network, a clinically-focused electronic medical record system, digital prescriptions, and cloud pharmacy fulfillment. We have built distribution channels and expertise around identifying and monetizing consumers that is enhanced by innovative engagement strategies delivered through simple and intuitive mobile and web interfaces. Our platform offers a streamlined patient and clinician experience facilitated by proprietary algorithms and a customizable and integrated technology stack, allowing us to give customers a seamless experience and to follow up programmatically and with precision. This creates a virtuous data cycle driven by the thousands of consultations performed on the platform on a daily basis and provides clarity on the healthcare needs of our customer base. This further allows us to better plan our roadmap of product and service offerings to match our customers’ evolving needs.

Scalability—Highly extensible business model with expanding unit economics

We are a leading consumer-first telehealth company offering a digitally native, fully verticalized multi-condition health solutions, empowering our customers through access to a high quality, diverse, and integrated suite of care offerings. We power this consumer experience from start to finish which positions us for success in the rapidly-emerging telehealth landscape. Our solutions can be quickly scaled, allows for transparent and affordable pricing to consumers, can be easily leveraged to serve meaningfully higher volumes, and is built to accommodate the seamless and quick addition of new products and services to the Hims & Hers solution suite. The combination of our brand, technology, and product diversification results in a virtuous flywheel that positions us favorably against competitors. Continued scaling allows us to invest a portion of our profit pool into new product development as well as to improve the quality of our current offerings. This, in turn, results in a higher lifetime value of our customers and lower customer acquisition costs, which lays the foundation for continued strong growth in the long-term, while also allowing us to move further along the path to profitability.

Quality—Improved experience for consumers and providers with clinical excellence

We have built a solution that offers a higher quality experience for both consumers and providers. Our offerings directly address consumers’ preference towards telehealth. Customers can access healthcare providers on their computers or mobile devices and can have prescribed medications delivered directly. Care accessed through Hims & Hers is subject to evidence-based clinical guidelines and delivered by highly-trained healthcare providers to ensure consistency and quality. Significant quality assurance measures are implemented to maintain safety and quality, and over 11,000 visit encounters have been reviewed by a clinical quality team to monitor quality of care and provider adherence to evidence-based principles. Our model also affords providers a significantly improved experience over the traditional healthcare setting, provides flexibility in their lives and schedules, offers superior technology that improves their clinical workflows, and allows them to have a greater impact on more patients. Provider satisfaction is evident in the low attrition rates of providers serving our customers, which, in turn, helps our customers to continue receiving high quality care over their lifetimes.

Hims & Hers delivers modern tools that allow providers to do their best work without being burdened by insurance, claims, and other inefficiencies that can adversely impact provider satisfaction and clinical quality. The value of this approach is evidenced by providers on our platform receiving 4.7/5.0 rating from patients and a 95% average provider quality score for reviewed encounters. Our solutions deliver a faster, more efficient, and more affordable care experience for all stakeholders.

Team—Founder-led with highly experienced management

Our founder and management team bring veteran leadership with the most highly-relevant healthcare, technology, and consumer expertise, and leverage a wealth of knowledge in management roles at both public and private organizations ranging from start-ups to Fortune 500 companies. Our leadership is comprised of industry veterans who have led some of the most beloved consumer and healthcare brands. We believe the experience of our leadership team is critical in navigating the future landscape of the healthcare system. The quality of our team and talent is representative of the opportunity we see ahead of us in shaping the future of healthcare.

Business Model

To enable our mission of making healthcare accessible, affordable, and convenient for everyone, we offer a range of health and wellness products and services available for purchase on our websites directly by customers. Our offerings generally focus on chronic conditions, where treatment typically involves use of prescription medication on a recurring basis and ongoing care from healthcare providers. We also offer over-the-counter drug and device products and cosmetics and supplement products, which are primarily focused on wellness, sexual health, skincare and hair care. These curated over-the-counter products include vitamin C, melatonin, biotin, collagen protein and teas in the wellness category, moisturizer, fragrances, face wash and anti-wrinkle cream in the skincare category, condoms and lubricants in the sexual health category and shampoos, conditioners, scalp scrubs and topical treatments such as minoxidil in the hair care category. The over-the-counter drug and device products and some of the cosmetics and supplement products we sell are “white-labeled” products, where we sell the manufacturer-developed product under our brand name or co-branded along with the manufacturer’s brand.

We have also developed several cosmetics and supplement products in partnership with the manufacturer. For these products, the manufacturer develops the formulation with input from our internal Product Research & Development team. In all cases, the manufacturer is responsible for obtaining and maintaining the FDA authorization, if required, and complying with current Good Manufacturing Processes (“cGMP”) adopted and enforced by the FDA. We maintain an internal quality program, under which we engage independent laboratories to test non-prescription products for compliance with quality standards, periodically evaluate our non-prescription product suppliers for compliance with cGMP and other quality standards, and address product complaints and adverse events reported by customers.

Most of the offerings on our websites are sold to customers on a subscription basis. Subscription plans provide an easy and convenient way for customers to get the ongoing treatment they need while simultaneously providing the company with predictability through a recurring revenue stream. For the year ended December 31, 2020 over 90% of our revenue came from subscription-based plans. In addition to our online customers, we offer non-prescription products through wholesale partnerships. For the year ended December 31, 2020 wholesale revenue represented 5% of our total revenue.

The subscription plans offered through our websites give customers an affordable, simple, all-inclusive price for their treatment. For subscription plans, customers select a desired cadence to receive products, which can range from every month to every two to twelve months, depending on the product. The customer is billed on a recurring basis based on the selected cadence and a specified quantity of product is shipped at each billing. Customers can cancel subscriptions in between billing periods to stop receiving additional products and can reactivate subscriptions to continue receiving additional products. Our integrated technology platform allows us to serve our customers efficiently from start to finish: initially from customer discovery and purchase of offerings on our websites, to connecting customers with medical providers for telehealth consultations, to the fulfilment and delivery of customer orders, and finally through ongoing clinical management by medical providers. This technology-driven efficiency provides cost advantages that allow us to offer customers affordable prices and to generate robust gross margins. For the year ended December 31, 2020 we generated a gross margin of 74% in accordance with GAAP (as defined and discussed in “Management’s Discussion and Analysis of Financial Reporting and Results of Operations”).

We acquire new customers and drive brand awareness through various marketing channels, including social media, online search, television, radio, and other media channels. Over time, we have leveraged our data and analytics capabilities to optimize our advertising campaigns in these marketing channels. These optimizations have not only increased the efficiency of our campaigns, but also allowed us to better target higher value customers. As a result, for the year ended December 31, 2020 our marketing expense as expressed as a percentage of revenue was 40% as compared to 76% for the year ended December 31, 2019.

We intend to invest in growth in our current offerings and additionally in new products and services. Our platform is purpose-built to scale efficiently and to accommodate the seamless addition of new products and services. We plan to launch new subscription-based offerings which we expect will have a similar margin profile and unit economics to our current offerings. As we implement our product roadmap, we expect to grow revenue through additional subscription-based recurring revenue offerings. The recent launches of new products and services in behavioral health, dermatology, and primary care, as well as non-prescription sexual health, skincare and haircare products, demonstrate the scalability of our platform.

Growth Opportunities

Continue to acquire more customers

As a leader in providing consumer-centric access to efficient, quality healthcare, we are confident in our ability to continue attracting new customers. Customers serve as ambassadors for our brand, further building out the Hims & Hers community and driving organic growth through word of mouth and user-generated content. The convenience of our mobile app and websites allows us to reduce stigma and access-related barriers that frequently prevent consumers from seeking medical care, expanding our market opportunity. Organic growth is enhanced by sophisticated omni-channel acquisition strategies meant to target future customers with condition specific on-ramps at profitable returns on investment. In addition, our brand positioning has afforded significant partnerships with leading talent whose promotional efforts drive meaningful awareness of the products and services we make available. As our portfolio of products and services grows across categories, our market presence and brand recognition will expand, driving more consumers to seek us out for their future healthcare needs.

Grow within our existing customer base

Our customer base represents the future of healthcare and differentiates us. Approximately 80% of customers to date indicate that they came to Hims & Hers to learn about and find options for their condition, and are seeking treatment for their particular conditions for the first time. In addition, the majority of our customers are millennials at the beginning of their healthcare journey and we intend to grow with them as their healthcare needs evolve. We believe this demographic will make up the majority of healthcare spend in the coming decades, and as such we have intentionally built our brand and technologies to align with the expectations of this consumer group.

As we continue to innovate and offer access to new products and services, we open the opportunity for additional cross-sale of products and services to our existing customers. We aim to provide a truly differentiated consumer experience in order to retain customers throughout their healthcare journey, expanding their lifetime value without any significant incremental acquisition costs.

Category expansion into new chronic conditions

We foresee a roadmap of rapid category expansion into new chronic and often stigmatized conditions that can be treated safely via telehealth, require ongoing and recurring customer relationships, and for which generic medication has been established as an effective means of treatment. Future chronic care opportunities that show high prevalence within our existing customer base and offer traits similar to our existing categories in terms of business model characteristics include sleep disorders, infertility, diabetes, cholesterol, and hypertension, which represent $15 billion, $15 billion, $70 billion, $21 billion, and $7 billion market opportunities respectively. With approximately 130 million individuals in the United States currently suffering from chronic conditions, we see a large market opportunity for our current and future offerings.

Our tools ideally position us to identify other medical issues and chronic conditions impacting our customers, which allows us to develop tailored offerings to meet customer needs. Understanding which chronic conditions may be prevalent within our existing customer base allows us to expand with confidence into a myriad of new categories with high customer cross-sale opportunity and lifetime value expansion. Our future categories for expansion in sleep disorders, infertility, diabetes, cholesterol and hypertension are expected to deliver opportunities for strong, sustainable future growth in the long-term.

Leverage existing capabilities to penetrate new sales channels and further improve operations

The strength of the Hims & Hers brand affords us numerous opportunities to partner with and offer new solutions to help transform existing healthcare stakeholders. We have relationships with leading health systems including Ochsner Health and Mount Sinai Health System to provide a clinically-focused, telehealth-enabled patient care collaboration, providing our customers with access to applicable in-person care within these systems to enhance their overall healthcare experience. These collaborations, which are intended to help Hims & Hers customers obtain in-person care not accessible through the Hims & Hers platform, are non-exclusive and do not involve any monetary exchange, compensation or other financial incentives between the parties.

We have also recently opened an approximately 300,000 square foot facility in Columbus, Ohio that will house a dedicated pharmacy, enable seamless drug delivery, and drive increased operating leverage across our platform. This pharmacy will also provide an opportunity to incorporate insurance reimbursement into our system, increasing drug coverage and allowing us to provide access to treatment for a broader range of conditions with enhanced treatment flexibility for our customers.

Expand into new geographies

Our strong brand and digital-first, cloud-based business model has driven rapid adoption in the U.S. Additionally, our model has been developed to be scalable and applicable across new markets and languages which would allow us to expand internationally. The global market for chronic diseases will grow to nearly $47 trillion by 2030, per a study by the World Economic Forum, and we believe the consumer-focused services we provide are applicable to a range of geographies across the world. Further international expansion will require us to enhance our infrastructure, increase headcount, and evaluate and navigate the regulatory frameworks applicable to our business, including those related to telehealth and data security, on a country-by-country basis. Evaluating and ultimately pursing international expansion opportunities is expected to be expensive and time consuming. As a result, we will selectively evaluate international expansion opportunities based on market size, investment costs, regulatory framework, available company resources, and other factors our management deems appropriate.

Marketing

We are building brands that represents the front door to the healthcare system for a new generation of healthcare customers. From the beginning, our brands have stood for de-stigmatization and access. Our creative assets, advertising imagery, brand positioning and marketing strategy have all been designed to encourage customers to engage with and seek treatment for conditions that are often embarrassing or stigmatized. This strategy has allowed us to engage with customer who may not otherwise be willing to or want to engage on their healthcare needs. We have positioned ourselves as a trusted guide and partner for our customers as they explore, learn about, and seek treatment for their health and wellness needs.

From the launch of the company, we have used a diverse marketing strategy to reach our customers. We advertise on social media, online search, television, radio, out-of-home, and other media channels. We believe advertising in a diversified set of media channels is important to prevent over reliance on any single channel and to maximize the exposure of our brands to our desired customers. We also reach our customers through our own social media accounts, press coverage and public relations, and internally developed educational and lifestyle content. This overall strategy drives significant customer traffic to our websites, including direct type-in traffic and organic online search traffic. We view our strategy as self-reinforcing: our engaging paid media builds brand awareness; which drives customers to engage with our social media, content and websites; which drives customers to share and refer our brands on social media and directly to friends; which makes our paid media more effective at driving customer awareness and traffic.

Our marketing strategy is underpinned by a focus on analytics and data. We have built the team and systems to measure consumer behavior: which types of consumers generate more revenue in their first purchase, generate more revenue over time, generate more gross profit from their purchases, and which types of consumers are most valuable over their lifetime. We also rigorously measure the effectiveness of our marketing budgets and the rate of return we generate from our marketing campaigns. Our marketing team is accountable for driving a sufficient rate of return from their budgets. Over time, we have been able to deliver increasing efficiency from our marketing activities. We have been able to acquire higher value customers and increase our customer Average Order Values, while driving increased efficiency from our marketing expense (as discussed in “Management’s Discussion and Analysis of Financial Reporting and Results of Operations”).

We view our marketing capabilities as a core strength of the company and key differentiator in the market. Our marketing and analytics capabilities have allowed us to grow quickly to-date will be a key driver of future growth.

Our People and Culture

Our people and culture

We strive to hire the best and brightest talent across our industry with a focus on like-minded individuals determined to improve the health of millions. Our team is highly diverse and as of December 31, 2020, is comprised of 181 full-time employees across various functions. The work environment we have built for our team is one of mutual trust, confidence, and inclusion to provide opportunity for growth and recognition, with the ultimate goal of delivering better healthcare to more consumers.

We have a strong focus on building a diverse and inclusive workforce and seek individuals who are differentiated in their excitement to be leading the charge into a consumer-focused healthcare future. We are also a remote-first organization that has heavily invested in the software, tools, and culture that allow us to be a leading force in the new remote-oriented work environment. Not only has this allowed us to maintain and enhance our commitment to quality, it has also provided a real competitive advantage by attracting top talent and garnering new geographic exposure.

Our leadership team is comprised of industry veterans across consumer and healthcare brands who have worked with some of the world’s largest organizations and are well-equipped to take our Company into the future.

Commitment to highest standards of provider quality

In addition to our employees, as of December 31, 2020, approximately 220 medical providers located throughout all 50 states in the U.S. provided services on our platform through medical groups affiliated with Hims & Hers (the “Affiliated Medical Groups”). These medical professionals adhere to a rigorous set of assessments and all credentials, licenses, and qualifications are cross-checked against federal, state, and other agencies. The Affiliated Medical Groups implement comprehensive processes, including written testing, to ensure adequate clinical skill and quality. Testing results are reviewed by an advisory board of physicians, with only the most qualified applicants approved by the Affiliated Medical Groups to provide consultations on our platform. This rigor in provider selection ensures a strong culture of high standards focused around improving healthcare outcomes for our customers.

Competition

Consumers have historically accessed the healthcare system in the U.S. through an antiquated model focused around brick-and-mortar healthcare providers and cost coverage through commercial and government payor programs. At the same time, many consumers are not aware of the relative affordability, convenience, and accessibility of care through the use of telehealth. Much of our marketing efforts since our founding have thus focused on consumer education around these capabilities and the underlying chronic and often stigmatized conditions that providers on our platform can help treat. The relatively low (albeit rapidly increasing) penetration of telehealth implies that there is a significant market opportunity as consumers continue to shift their behavior.

While we do not believe there are currently any direct competitors that offer the full suite of solutions and direct-to-consumer touch points as we do, there are several companies that offer components of telehealth or address chronic conditions that compete with our solutions.

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In direct to consumer healthcare, our competition is largely fragmented and consists of many competitors that are smaller than us in scale and are niche in focus with the ability to treat only one chronic condition. Within parts of the sexual health and hair loss market, we also compete mostly with private organizations with similar product offerings for consumers.

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In telehealth and chronic disease management, we compete with other providers that are larger in scale than us and generally provide telehealth on behalf of self-insured employers and insurance plans including Teladoc, Livongo, Amwell, and One Medical.

Compared to these competitors, we believe that our company and platform compete favorably with respect to each of the following key competitive factors in our industry:

•	direct-to-consumer focus;

•	ease of use, convenience and accessibility;

•	brand recognition;

•	breadth, depth, and efficacy of chronic care offerings;

•	access to broad network of qualified medical providers;

•	clinical quality;

•	affordability; and

•	customer satisfaction and value.

Intellectual Property

Our ability to obtain and maintain intellectual property protection for our proprietary technology platform, preserve the confidentiality of our trade secrets, and operate without violating the intellectual property rights of others is important to our success. We have a number of measures to protect our intellectual property and brand, including trademarks, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements, to establish and protect our proprietary rights. Despite these efforts, there can be no assurance that we will adequately protect our intellectual property. Nonetheless, while we do rely on our intellectual property, we believe that other differentiating factors such as the strength of the provider network serving the platforms, our consumer-focused model, and the quality of our team are key contributors to value notwithstanding any potential risks to our intellectual property.

As of December 31, 2020, we held 10 registered trademarks in the U.S. and 10 in non-U.S. jurisdictions, and 13 pending trademarks in the U.S. and eight in non-U.S. jurisdictions, including pending trademarks for our brand, Hims & Hers. In addition, we have registered domain names for websites that we use in our business, such as www.forhims.com and www.forhers.com. We hold no patents at this time. For more information regarding risks related to intellectual property, please see “Risk Factors—Risks Related to Intellectual Property and Legal Proceedings.”

Affiliated Medical Groups and Providers

Due to the prohibition on the corporate practice of medicine adopted by a majority of states in the U.S., we have contractual arrangements with the Affiliated Medical Groups to enable their provision of clinical services to our customers. The Affiliated Medical Groups are separate professional entities owned solely by licensed physicians. We are prohibited from owning a professional entity such as the Affiliated Medical Groups under the rules prohibiting the corporate practice of medicine. However, the Affiliated Medical Groups were incorporated and established with our assistance for the specific purpose of providing clinical services to patients through our platform and have no other operations or activities outside of the provision of services through our platform.

The Affiliated Medical Groups contract with or employ physicians, nurse practitioners, and physician assistants to provide telehealth consultations and related services on our platform. We enter into certain contractual agreements with the Affiliated Medical Groups and their physician owners, including administrative services agreements and continuity agreements, under which we serve as an administrative services manager for the Affiliated Medical Groups for the non-clinical aspects of their operations and receive a fixed administrative fee from each Affiliated Medical Group for these services. The administrative services and support we provide include IT products and support, including our platform and electronic medical record system, billing and collection services, non-clinical personnel, customer service support, administrative support for provider credentialing and quality assurance, and other non-clinical items and services, including access to a line of credit we make available to the Affiliated Medical Groups as necessary to support their operations. The Affiliated Medical Groups retain sole control of clinical decision-making and the practice of medicine and pay the providers on an hourly basis for clinical services provided through the platform. We are the exclusive administrative services provider for the Affiliated Medical Groups, and the Affiliated Medical Groups provide services to patients exclusively through our platform. Our arrangements with the Affiliated Medical Groups generally have initial 10 year terms with renewal options. The arrangements between us and the Affiliated Medical Groups are reviewed and updated periodically to address changing regulatory or market conditions. We consolidate all of the financial results of the Affiliated Medical Groups with ours based upon our determination that the Affiliated Medical Groups are variable interest entities for accounting purposes.

Partner Pharmacies

We have entered into contractual arrangements with two licensed pharmacies, PostMeds, Inc. (dba TruePill) and EHT Pharmacy, LLC (dba Curexa Pharmacy) for fulfillment and distribution of certain prescription and non-prescription products available through our platform. We are not bound by any exclusivity or minimum order requirements with respect to our use of either pharmacy, and we have the ability to utilize other pharmacies at our discretion. The contractual arrangements with the pharmacies are typically for one year terms with automatic renewals, subject to standard termination rights of the parties. The pharmacies’ rates are fixed in the contractual arrangements and changes require the mutual agreement of the parties.

Regulatory Environment

As a consumer-driven healthcare organization delivering comprehensive telehealth technologies and services, in addition to the typical legal and regulatory considerations faced by a technology based company, we are required to comply with complex healthcare laws and regulations at both the state and federal level. Our business and our operations are subject to extensive regulation, including with respect to the practice of medicine, the use of telehealth, relationships with healthcare providers, and privacy and security of personal health information.

Government regulation of healthcare

Generally speaking, the healthcare industry is one of the most highly regulated industries in the United States. Healthcare businesses are subject to a broad array of governmental regulation at the federal, state and local levels. While portions of our business are subject to significant regulations, some of the more well-known healthcare regulations do not apply to us because of the way our current operations are structured. We currently accept payments only from our customers—not any third-party payors, such as government healthcare programs or health insurers. Because of this approach, we are not subject to many of the laws and regulations that impact other participants in healthcare industry.

Irrespective of our business model, the healthcare industry is subject to changing political, economic and regulatory influences that may affect healthcare companies like ours. During the past several years, the healthcare industry has been subject to an increase in governmental regulation and subject to potential disruption due to legislative initiatives and government regulation, as well as judicial interpretations thereof. While these regulations may not directly impact us or our offerings in any given case, they will affect the healthcare industry as a whole and may impact customer use of our solutions. If the government asserts broader regulatory control over companies like us or if we determine that we will accept payment from and/or participate in third party payor programs, the complexity of our operations and our compliance obligations will materially increase.

Government regulation of the practice of medicine and telehealth

The practice of medicine is subject to various federal, state and local certification and licensing laws, regulations, approvals and standards, relating to, among other things, the qualifications of the provider, the practice of medicine (including specific requirements when providing health care utilizing telehealth technologies and the provision of remote care), the continuity and adequacy of medical care, the maintenance of medical records, the supervision of personnel, and the prerequisites for the prescription of medication and ordering of tests. Because the practice of telehealth is relatively new and rapidly developing, regulation of telehealth is evolving and the application, interpretation and enforcement of these laws, regulations and standards can be uncertain or uneven. For example, some states have incorporated modality and consent requirements for certain telehealth encounters. Because of this environment, we must continually monitor legislative, regulatory and judicial developments regarding the practice of medicine and telehealth in order to support the Affiliated Medical Groups.

Physicians and midlevel providers (e.g., physician assistants, nurse practitioners) who provide professional medical services via telehealth must, in most instances, hold a valid license to practice medicine in the state in which the patient is located. We have established systems to assist our Affiliated Medical Groups in ensuring that approximately 220 providers are appropriately licensed under applicable state law and that their provision of telehealth to our customers occurs in each instance in compliance with applicable rules governing telehealth. If a provider fails to comply with applicable state licensing laws and regulations, the provider could face disciplinary actions and the services that the provider renders could be found to be ineligible for reimbursement (or subject to refund). In some cases, these actions could give rise to civil, criminal or administrative penalties.

In response to the COVID-19 pandemic, some state and federal regulatory authorities lowered some of the barriers to the practice of telehealth in order to make remote healthcare services more accessible. Due to our business model, these changes did not dramatically change our operations, but these changes did introduce many people to the practice of telehealth. It is unclear whether these changes will have a long-term impact on the adoption of telehealth services by the general public or legislative and regulatory authorities.

Corporate practice of medicine laws in the U.S.; Fee splitting

In certain jurisdictions, the corporate practice of medicine doctrine generally prohibits non-physicians from practicing medicine, including by employing physicians to provide clinical services, directing the clinical practice of physicians, or holding an ownership interest in an entity that employs physicians. Other practices, such as professionals splitting their professional fees with non-professional persons or entities, is also prohibited in some jurisdictions. These laws are intended to prevent unlicensed persons from interfering with or unduly influencing a physician’s professional judgment. State laws and enforcement activities related to the corporate practice of medicine and fee-splitting vary dramatically. In some states, even activities not directly related to the delivery of clinical services may be considered an element of the practice of medicine. For example, in some states the corporate practice of medicine restrictions may be implicated by non-clinical activities such as scheduling, contracting, setting rates and the hiring and management of non-clinical personnel.

Because of the restrictions on the corporate practice of medicine doctrine and fee-splitting in various jurisdictions, we do not employ the healthcare providers who provide clinical services on our platform. Instead, we have created a network of health care providers to provide services on our platform through the Affiliated Medical Groups. Through our platform, providers employed by or contracting with the Affiliated Medical Groups are able to conduct telehealth consultations with our customers through telephone, video or store-and-forward technology. We enter into an administrative services agreement with each Affiliated Medical Group for the provision by us of non-clinical services and support necessary for them to provide the telehealth consultations through our platform, including providing: use of the online platform that allows the providers to see patients, support personnel, intellectual property, equipment, and accounts payable and collection services. We collect revenue from customers directly for their entire encounter, including each consultation performed on our telehealth platform by a provider, if any. Importantly, the Affiliated Medical Groups and their providers maintain exclusive authority regarding the provision of healthcare services (including consults that may lead to the writing of prescriptions) and remain responsible for retaining and compensating their physicians and midlevel providers, credentialing decisions regarding their providers, maintaining professional standards, maintaining clinical documentation within medical records, establishing their own fee schedule, and submitting accurate information to us so that we can bill customers.

Further, the corporate practice of medicine doctrine and fee-splitting prohibitions are subject to broad powers of interpretation, enforcement discretion by state regulators (e.g., state medical boards) and, in some jurisdictions, very old, but not invalidated case law or governmental guidance. Despite our care in structuring these arrangements, it is possible that a regulatory authority or another party, including providers within our own affiliated physician practices, could assert that we (or other organizations with similar business models) are engaged in the corporate practice of medicine or that the contractual arrangements with Affiliated Medical Groups violate a state’s fee-splitting prohibition. Failure to comply with these state laws could lead to: adverse judicial or administrative action against us and/or the providers in our affiliated physician practices, civil or criminal penalties, discipline of the affiliated providers (including loss or suspension of licenses), refunds of amounts paid for services, or the need to modify the arrangements with our affiliated physician practices. Any of these consequences would disrupt our operations or could prompt other materially adverse consequences.

U.S. Federal and State fraud and abuse laws

Participants in the United States healthcare industry are subject to extensive federal and state regulation with respect to kickbacks, physician self-referral arrangements, false claims and other fraud and abuse issues. For example, the federal anti-kickback law (the “Anti-Kickback Law”) prohibits, among other things, knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program. The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government. The penalties for violating these laws can be severe, including criminal and civil penalties, imprisonment, and possible exclusion from the federal health care programs.

That said, given our current operations and the current state of this federal law, the Anti-Kickback Statute, federal False Claim Act and other laws that are tied to federal health care program or commercial insurer reimbursement should not apply to our business. If the scope of these laws is extended to include a broader spectrum of activities or if we change our business model to accept payments from third party payors such as a government program, we could become subject to these laws and need to modify our business model.

Several states and the foreign jurisdictions in which we operate have adopted or may adopt similar fraud and false claims laws as described above. The scope and interpretation of these laws vary by jurisdiction and are enforced by local courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to healthcare items or services regardless of whether they are subject to reimbursement by a third-party payor or are paid out of pocket by a patient. A violation of these laws could result in fines and penalties and restrictions on our ability to operate our business in these jurisdictions. Oftentimes, these laws are invoked by whistleblowers who can financially benefit from a finding of a violation of the applicable law.

FDA regulation

The products available through our platform are regulated by the FDA and are subject to the limitations placed by the FDA on the approved uses in the product prescribing information. The FDA regulates product promotion and noncompliance with the FDA’s regulations could result in the FDA requesting that we modify our product promotion or subjecting us to regulatory and/or legal enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. Other federal, state or foreign enforcement authorities monitor product promotion and have the authority to levy significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement, if violations of applicable law or regulations occur.

U.S. State and Federal Health Information Privacy and Security Laws

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of health information. We believe that, because of our operating processes, we are not a covered entity or a business associate under HIPAA and its implementing regulations, which establishes a set of national privacy and security standards for the protection of protected health information by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Notwithstanding that we do not believe that we meet the definition of a covered entity or business associates under HIPAA, we have executed business associate agreements with certain other parties and have assumed obligations that are based upon HIPAA-related requirements. Because we need to use and disclose our customers’ health and personal information in order to provide our services, we have developed and maintain policies and procedures to protect that information, including administrative, physical and technical safeguards.

In addition to HIPAA, numerous other federal, state, and foreign laws and regulations protect the confidentiality, privacy, availability, integrity and security of health information and other types of personal information. These laws and regulations can be more restrictive than, and may not be preempted by, HIPAA and its implementing rules. These laws and regulations are often uncertain, contradictory, and subject to changed or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future. This complex, dynamic legal landscape regarding privacy, data protection, and information security creates significant compliance issues for us and our clients and potentially exposes us to additional expense, adverse publicity and liability. Our data privacy and security policies, procedures and practices with respect to health and personal information will be monitored in light of the rapidly changing laws and regulations relating to privacy and data protection.

In addition to HIPAA and state health information privacy laws, we may be subject to other state and federal data breach laws, including laws that prohibit unfair privacy and security acts or practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting. The FTC and states’ attorneys general have brought enforcement actions and prosecuted some data breach cases as unfair and/or deceptive acts or practices under the FTC Act and similar state laws. State laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject. Our data privacy and security policies, procedures and practices with respect to health and personal information will be monitored in light of these rapidly changing laws and regulations.

Pharmacy and professional licensure and regulation

Our partner pharmacies and our affiliated pharmacy currently being developed are subject to a variety of federal and state statutes and regulations governing various aspects of the pharmacy business, including the distribution of drugs; operation of mail order pharmacies; licensure of facilities and professionals, including pharmacists, technicians and other health care professionals; packaging, storing, shipping and tracking of pharmaceuticals; repackaging of drug products; labeling, medication guides and other consumer disclosures; interactions with prescribing professionals; compounding of prescription medications; counseling of patients; prescription transfers; advertisement of prescription products and pharmacy services; security; controlled substance inventory control and recordkeeping; and reporting to the DEA, the FDA, state boards of pharmacy, the U.S. Consumer Product Safety Commission, and other state enforcement or regulatory agencies. Like other healthcare industry participants, pharmacies and the professional practice of pharmacy are highly regulated and are subject oversight by large number of federal, state and local agencies that have the power to investigate and inspect operations, audit or solicit information, and enforce laws and regulations including and the DEA, the FDA, the Department of Justice, Department of Health and Human Services, state boards of pharmacy, state boards of nursing and others. Many of these agencies have broad enforcement powers and conduct audits on a regular basis. Upon findings of noncompliance, these agencies may impose substantial fines and penalties, and/or revoke the license, registration or program enrollment of a facility, a pharmacy professional or a prescribing professional.

Legal Proceedings

From time to time, we are party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows, or financial position. We are not presently party to any legal proceedings that, in the opinion of management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows.

Corporate Information

Hims was incorporated in Delaware on December 30, 2013 and completed the Business Combination with OAC on January 20, 2021.

The mailing address for Hims is 2269 Chestnut Street, #523, San Francisco, California 94123 and its telephone number is (415) 851-0195. Its corporate website address is https://www.forhims.com/. The information on, or that can be accessed through, Hims’ website is not part of this prospectus. The website address is included as an inactive textual reference only. For more information about Hims, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

MANAGEMENT

Executive Officers and Directors

The following table provide information regarding our executive officers and directors:

Name	Age	Position
Executive Officers
Andrew Dudum	32	Chief Executive Officer and Chairman
Spencer Lee	42	Chief Financial Officer
Dr. Patrick Carroll, M.D.	63	Chief Medical Officer
Melissa Baird	43	Chief Operating Officer
Soleil Boughton	42	Chief Legal Officer
Non-Employee Directors
Alex Bard(2)	46	Director
Dr. Toby Cosgrove, M.D.	80	Director
Kirsten Green(1)(2)	49	Director
Jules Maltz(2)	41	Director
Lynne Chou O’Keefe(1)	43	Director
David Wells(1)	49	Director
Ambar Bhattacharyya	38	Director
Andrea Perez	40	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.

Executive Officers

Andrew Dudum. Since the consummation of the Business Combination, Mr. Dudum has served as our Chief Executive Officer and Chairman of our board of directors. Mr. Dudum is a co-founder of Hims and has been the Chief Executive Officer and a director of Hims since September 2016. Mr. Dudum is a Co-Founder and General Partner of startup studio and investment fund Atomic Labs, LLC where he has co-founded over a dozen companies including Bungalow, Homebound, TalkIQ, and Terminal, since 2013. Mr. Dudum is a serial founder, active angel investor and advisor to various startup companies. Mr. Dudum is an advisor to Cherubic Ventures, a China and U.S. based early-stage venture capital firm and in 2020 was named to Fortune’s 40 Under 40 list. Mr. Dudum received a B.A. in Management and Economics from the Wharton School at the University of Pennsylvania.

Spencer Lee. Since the consummation of the Business Combination, Mr. Lee has served as our Chief Financial Officer. Mr. Lee has served as Hims’ Chief Financial Officer and Treasurer since March 2019. Previously, from March 2015 to March 2019, Mr. Lee served as Chief Financial Officer of Minted, Inc. From 2013 to 2015, he served as Chief Financial Officer of Julep Beauty, Inc. Mr. Lee holds a B.A. in Economics from Pomona College.

Dr. Patrick Carroll, M.D. Since the consummation of the Business Combination, Dr. Patrick Carroll has served as our Chief Medical Officer and will oversee all matters pertaining to provision of care, clinical outcomes, patient safety, healthcare information systems and strategic initiatives and programs that will enhance the Hims & Hers care model. Prior to joining Hims in June 2019, Dr. Carroll was the Group Vice President and Chief Medical Officer of Walgreens Company from May 2014 to June 2019. Prior to joining Walgreen’s in May 2014, Dr. Carroll served as the Chief Medical Officer of Integrated Care Partners, Hartford HealthCare’s clinical integration organization. He was also the Medical Director for Hartford HealthCare’s Medicare Shared Savings Program. From 2010 to 2012, Dr. Carroll served as the Chief Medical Officer for the Granite Medical Group, a 40-provider Multispecialty/Primary Care Group that is part of Atrius Health. Dr. Carroll received his bachelor’s degree from the College of the Holy Cross and his medical degree from Dartmouth Medical School. He completed his residency training at Middlesex Hospital in family practice, where he served as Chief Resident. Dr. Carroll is Board Certified in Family Practice and in Adolescent Medicine.

Melissa Baird. Since the consummation of the Business Combination, Ms. Baird has served as our Chief Operating Officer. Ms. Baird has served as Hims’ Chief Operating Officer since February 2018. Ms. Baird brings more than nine years of operations and technology management in the consumer space to us as well as over 10 years of scientific research experience. Prior to serving as the Chief Operating Officer of Hims, from July 2016 to January 2018 Ms. Baird was Vice President of Systems and Procedures for Draper James. From December 2015 to July 2016, Ms. Baird served as the General Manager of Onefinestay. Prior to that, Ms. Baird was with Bonobos from September 2013 to November 2015 ultimately serving as the Vice President of Operations and Product Management. During her tenure, she was responsible for strategies related to the website, ecommerce platform, product management, fulfillment and customer service. From May 2011 to September 2013, Ms. Baird served as the Product Manager of Supply Chain Operations for Zulily, holding responsibility for internalizing Zulily’s fulfillment operations and scaling operations through technology programs. From January 2001 to May 2011, Ms. Baird served in a variety of scientific research roles spanning from Lab Technician to Geneticist. Ms. Baird obtained a B.S. in Biological Sciences from the University of Missouri.

Soleil Boughton. Since the consummation of the Business Combination, Ms. Boughton has served as our Chief Legal Officer and Corporate Secretary. Ms. Boughton joined Hims in October 2018 to oversee the company’s legal department and public policy activities and currently serves as Chief Legal Officer and Corporate Secretary. Ms. Boughton brings 16 years of healthcare law experience to the company, and has represented digital health companies, hospitals, health systems and other healthcare and life sciences companies across all aspects of a company’s life cycle. Ms. Boughton was in-house healthcare counsel for Google’s Cloud Healthcare & Life Sciences from October 2017 to October 2018. Prior to that, Ms. Boughton was a Partner in the Healthcare & Life Sciences group of Jones Day from January 2015 to October 2017, where she primarily represented direct-to-consumer telehealth and other digital health companies. Ms. Boughton obtained a B.A. from Pomona College and a J.D. from the UCLA School of Law.

Non-Employee Directors

Alex Bard. Since the consummation of the Business Combination, Mr. Bard has served on our board of directors. Mr. Bard has been a member of the board of directors of Hims since December 2017. Since July 2017, Mr. Bard has served as a Managing Director at Redpoint Ventures. From September 2014 to July 2017, Mr. Bard served as Chief Executive Officer at Campaign Monitor. From September 2011 to September 2014, Mr. Bard served as Executive Vice President & General Manager of the Service Cloud business at Salesforce.com, which acquired Assistly, Inc., where Mr. Bard served as Founder and Chief Executive Officer from October 2009 to September 2011. Mr. Bard currently serves as a member of the board of directors of several privately held companies. Mr. Bard received a Bachelor of Arts degree from Stony Brook University. We believe Mr. Bard is qualified to serve on our board of directors because of his extensive operational and management experience, as well as his expertise as a venture capital investor and advisor to technology companies.

Dr. Toby Cosgrove, M.D. Since the consummation of the Business Combination, Dr. Cosgrove has served on our board of directors. Dr. Cosgrove has served as a board observer from October 2019 until formally becoming a member of the board of directors of Hims in September 2020. Dr. Cosgrove also currently serves as the Executive Advisory for The Cleveland Clinic and has since December 2017. Prior to that, from January 2004 to December 2017 Dr. Cosgrove served as the President and Chief Executive Officer of the Cleveland Clinic. Dr. Cosgrove obtained a B.A. in Biology from Williams College and M.D. from University of Virginia School of Medicine. After medical school Dr. Cosgrove served as Chief of USAF in the Casualty Staging Flight in Da Nang, Republic of Vietnam and as a surgeon at Hamilton AFB in California. He also received medical training at various hospitals including Strong Memorial Hospital in New York, Massachusetts General Hospital, Brook General Hospital in England and Boston Children’s Hospital in Massachusetts. We believe Dr. Cosgrove is qualified to serve on our board of directors because of his vast medical training and experience working in management and advisory roles.

Kirsten Green. Since the consummation of the Business Combination, Ms. Green has served on our board of directors. Ms. Green has served as a board observer from June 2018 until formally becoming been a member of the board of directors of Hims in September 2020. Ms. Green is currently the Founder and Managing Director of Forerunner Ventures and has been in this role since Forerunner’s inception in 2010. Currently, Ms. Green also serves on the board of directors of Nordstrom, Inc., Glossier, Draper James, Rockets of Awesome, Ritual, Prose, Faire, the Yes, Curated and Modern Fertility. Prior to founding Forerunner 2010, Ms. Green served as a Senior Accountant at Deloitte for three years, an Associate at Donaldson, Lufkin & Jenrette for one year and Vice President of Banc of America Securities for five years. Ms. Green obtained a B.A. in Business Economics from UCLA and holds a CPA license and CFA certification. We believe Ms. Green is qualified to serve on our board of directors because of her experience with and knowledge of the business of Hims and her experience as a venture capital investor and advisor.

Jules Maltz. Since the consummation of the Business Combination, Mr. Maltz has served on our board of directors. Mr. Maltz has been a member of the board of directors of Hims since April 2019. Mr. Maltz joined Institutional Venture Partners in August 2008 and is currently a General Partner. He has over 15 years of venture capital and start-up experience. Mr. Maltz focuses on later-stage venture investments in rapidly growing software and Internet companies. Mr. Maltz is currently a board member of G2, Hopin, Indiegogo and Tala, and was previously a board member of NerdWallet, Oportun, RetailMeNot, TuneIn, Buddy Media and Yext. Prior to joining Institutional Venture Partners in 2008, Mr. Maltz worked for 3i, a leading global venture capital firm. Mr. Maltz received a Bachelor of Arts degree in economics from Yale University and received an M.B.A. from Stanford University. We believe Mr. Maltz is qualified to serve on our board of directors because of his extensive experience investing in and advising rapidly growing emerging growth companies.

David Wells. Since the consummation of the Business Combination, Mr. Wells has served on our board of directors. Mr. Wells has been a member of the board of directors of Hims since September 2020. Mr. Wells is considered a financial expert, having served as a public company Chief Financial Officer and Audit Committee Chair. He most recently served as the CFO of Netflix for 8 years from December 2010 to January 2019. During his time at Netflix, Mr. Wells served as overall head of Financial Planning & Analysis and spent two years, from July 2015 to July 2017, living in and performing his role from the Netherlands as part of building up Netflix’s European operations. He currently serves on the board of directors of The Trade Desk, a public company that provides a technology platform for advertising buyers, joining in December 2015 and serving as the chair of the audit committee and a member of the compensation committee, and Transferwise, a private technology company, joining in January 2019, where he is co-chairperson of the board of directors. Mr. Wells received a B.S. in Commerce and English from the University of Virginia and an M.B.A./M.P.P. Magna Cum Laude from the University of Chicago. We believe Mr. Wells is qualified to serve on our board of directors because of his experience as a public company Chief Financial Officer and financial expertise.

Lynne Chou O’Keefe. Since the consummation of the Business Combination, Mrs. O’Keefe has served on our board of directors. Mrs. O’Keefe has been a member of the board of directors of Hims since November 2020. Mrs. O’Keefe’s experience includes both healthcare operating and investing roles over the past 16 years. Mrs. O’Keefe has served as the Founder and Managing Partner of Define Ventures since October 2018 and serves on the boards of private companies including Lightship, Tia, and Folx Health. Previously, Mrs. O’Keefe was a Partner in the Life Sciences Group of Kleiner Perkins from June 2013 to October 2018, and served on the boards of private companies including Livongo, Lumeris, Mango Health, and multiple other companies. Mrs. O’Keefe received a B.S. in Industrial Engineering from Stanford University and an M.B.A. from Harvard Business School. We believe Mrs. O’Keefe is qualified to serve on our board of directors because of her experience in both operational and investing roles in the healthcare space and her knowledge of and experience with other telehealth businesses.

Ambar Bhattacharyya. Mr. Bhattacharyya joined our board of directors in March 2021. Since 2015, Mr. Bhattacharyya has served as a managing director of Maverick Ventures, which serves as the private investment arm of Maverick Capital, a venture capital fund. Prior to joining Maverick Ventures, Mr. Bhattacharyya worked at Bessemer Venture Partners and Bain Capital Ventures. Mr. Bhattacharyya received a B.S. in Finance and a B.A. in Management from the University of Pennsylvania and an M.B.A. from Harvard Business School. We believe Mr. Bhattacharyya is qualified to serve as a director given his significant experience advising rapidly growing technology companies and his knowledge of and experience in corporate finance.

Andrea Perez. Ms. Perez joined our board of directors in March 2021. Ms. Perez is the Global Vice President and General Manager for Brand Jordan’s Women’s Division at Nike, a position she has held since October 2017. Prior to this role, she held several other positions at Nike including VP/GM for Jordan Kids from October 2017 to June 2020; General Manager for North America Soccer from November 2014 to October 2017; and Senior Brand Director for Global Football (soccer) and Global Brand Director for Tennis from December 2011 to November 2014. Prior to joining Nike, Ms. Perez held various positions at several leading sports and fitness companies. Ms. Perez was a co-founder of the Women of Nike employee group, and currently serves as chair of the governance committee for the Women’s Sport Foundation. She also serves on several advisory boards for local and global start-ups in the food and technology sector. Ms. Perez received a B.A. in Marketing from Tecnologico de Monterrey and an M.B.A. from Dartmouth’s Tuck School of Business, with a Julia Stell Award for Outstanding Leadership. We believe Ms. Perez is qualified to serve as a director given her experience at high profile consumer brands and her years of leadership experience running a division focused on women’s products.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Since the consummation of the Business Combination, our board of directors has been comprised of the seven directors described above.

Director Independence

Our board of directors has determined that each of the directors other than Andrew Dudum qualifies as an independent director, as defined under the listing rules of the NYSE. In addition, we are subject to the rules of the SEC and NYSE relating to the memberships, qualifications, and operations of the audit committee, as discussed below.

Controlled Company

Because Mr. Dudum controls a majority of the outstanding voting power of our capital stock, we are a “controlled company” under the corporate governance rules of the NYSE. Therefore, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. Despite being a “controlled company,” our board of directors has a majority of independent directors and an independent compensation committee. Our board of directors has not established an independent nominating committee.

Board Oversight of Risk

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight. For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting, and auditing matters; our compensation committee oversees the management of risks associated with compensation policies and programs.

Board Committees

Our board of directors has established an audit committee and a compensation committee. Our board of directors does not have a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. Our board of directors and its committees will set schedules for meetings throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors delegated various responsibilities and authority to its committees as generally described below. The committees regularly report on their activities and actions to the full board of directors. Each member of the audit and compensation committees of our board of directors qualifies as an independent director in accordance with the listing standards of the NYSE. Each committee of our board of directors has a written charter approved by our board of directors. Copies of each charter are posted on our website at www.forhims.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of the audit committee are Kirsten Green, Lynne Chou O’Keefe and David Wells, each of whom can read and understand fundamental financial statements. Our board of directors has determined that each of Ms. Green, Ms. Chou O’Keefe and Mr. Wells is independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to audit committee members. Mr. Wells is the chair of the audit committee. Our board of directors has determined that each of Ms. Green and Ms. Chou O’Keefe and Mr. Wells qualifies as an audit committee financial expert within the meaning of SEC regulations and meet the financial sophistication requirements of the NYSE. Our audit committee assists the board of directors with its oversight of the following: the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; and the design and implementation of our internal audit function and risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee will also discuss with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, will initiate inquiries into certain aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. Our audit committee reviews and oversees all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our compensation committee are Mr. Maltz, Mr. Bard, and Ms. Green and Mr. Maltz is the chair of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to compensation committee members. Our compensation committee assists the board of directors in discharging certain of our responsibilities with respect to compensating our executive officers, and the administration and review of our incentive plans for employees and other service providers, including our equity incentive plans, and certain other matters related to our compensation programs.

Code of Conduct

Our board of directors has adopted a Code of Conduct. The Code of Conduct applies to all of our employees, officers, and directors, as well as all of our contractors, consultants, suppliers, and agents in connection with their work for us. The full text of our Code of Conduct is posted on our website at www.forhims.com under the Investor Relations section. We intend to disclose future amendments to, or waivers of, our Code of Conduct, as and to the extent required by SEC regulations, at the same location on our website identified above or in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or the compensation committee thereof. Certain members of the compensation committee may be deemed to have an interest in certain transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act that are disclosed in “Certain Relationships and Related Person Transactions” which disclosure is hereby incorporated by reference in this section.

EXECUTIVE COMPENSATION

Unless the context otherwise requires, any reference in this section of this prospectus to the “Hims,” “we,” “us” or “our” refers to Hims and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Hims and its consolidated subsidiaries following the Business Combination.

2020 Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed during the years ended December 31, 2019, and December 31, 2020.

Name and Principal Position	Year	Salary ($)	Stock Awards$)(1)		Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Andrew Dudum	2020	527,187	2,842,399	(3)	23,106,043	(4)	100,203	—		26,575,833
Chief Executive Officer and Director	2019	253,750	—		—		—	—		253,750
Spencer Lee	2020	452,813	1,289,200	(5)	1,454,319	(6)	84,787	—		3,281,119
Chief Financial Officer	2019	290,545			1,798,561		87,164	—		2,176,270
Melissa Baird	2020	434,219	1,289,200	(5)	2,522,193	(7)	80,933	20,848	(8)	4,346,962
Chief Operating Officer

(1)

Represents the aggregate grant date fair value of options granted to the officer, computed in accordance with FASB ASC Topic 718. See Note 8 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards. Please note that the share numbers in the footnotes below are presented on a pre-Business Combination basis, reflecting such awards as of December 31, 2020.

(2)

Represents cash amounts earned under our annual bonus plans with respect to 2020 performance payable in February 2021. Incentive cash amounts were earned equal to 103% of each executive’s target bonus.

(3)

Represents restricted stock units covering 646,000 shares of our common stock granted on December 23, 2020, with an aggregate grant date fair value of $2,842,399, vesting over four years of continuous service following December 16, 2020, in 16 substantially equal quarterly installments.

(4)

Represents the sum of (i) $3,246,159, the aggregate grant date fair value of an option to purchase 3,583,091 shares of our common stock granted on June 17, 2020, which vests over four years of continuous service following March 13, 2020, in 48 substantially equal monthly installments; (ii) $11,322,568, the aggregate grant date fair value of an option to purchase 7,166,182 shares of our common stock granted on June 17, 2020, which vests in full if the per share closing trading price of our common stock on a public stock exchange is at least equal to $10.41 while Mr. Dudum remains in our continuous service; (iii) $5,338,806, the aggregate grant date fair value of an option to purchase 3,583,091 shares of our common stock granted on June 17, 2020, which vests in full if the per share closing trading price of our common stock on a public stock exchange is at least equal to $17.35 while Mr. Dudum remains in our continuous service; and (iv) $3,198,510, the aggregate grant date fair value of an option to purchase 1,291,000 shares of our common stock granted on December 23, 2020, which vests over four years of continuous service following December 16, 2020, in 48 substantially equal monthly installments. The grant date fair value with respect to the two performance options is based on the probable outcome of the condition as of such grant date.

(5)

Represents restricted stock units covering 293,000 shares of our common stock granted on December 23, 2020, with an aggregate grant date fair value of $1,289,200, vesting over four years of continuous service following December 16, 2020, in 16 substantially equal quarterly installments.

(6)

Represents $1,454,319, the aggregate grant date fair value of an option to purchase 587,000 shares of our common stock granted on December 23, 2020, which vests over four years of continuous service following December 16, 2020, in 48 substantially equal monthly installments.

(7)

Represents the sum of (i) $1,067,874 the aggregate grant date fair value of an option to purchase 1,719,884 shares of our common stock granted on May 13, 2020, which vests over four years of continuous service following February 12, 2020, in 48 substantially equal monthly installments and (ii) $1,454,319, the aggregate grant date fair value of an option to purchase 587,000 shares of our common stock granted on December 23, 2020, which vests over four years of continuous service following December 16, 2020, in 48 substantially equal monthly installments.

(8)	Represents cash payments to Ms. Baird to supplement her housing expenses. Such payments terminated when we converted to a work-from-home policy effective in April 2020.

Narrative Explanation of Compensation Arrangements with Our Named Executive Officers

We have entered into employment agreements with each of Messrs. Dudum and Lee and Ms. Baird. Our employment agreements set forth each such named executive officer’s annual base salary and, where applicable, target bonus opportunity, as well as the terms of the executive’s equity awards (see also below under “—Outstanding Equity Awards at 2020 Year-End”).

The annual base salary of each named executive officer, and such officer’s incentive bonus opportunity, are expected to be reviewed from time to time and adjusted when our board of directors or compensation committee determines an adjustment is appropriate. During the year ended December 31, 2020, the annual base salary for Mr. Dudum was $552,500; the annual base salary for Mr. Lee was $467,500; and the annual base salary for Ms. Baird was $446,250, in each case following increases approved in February 2020. For our 2020 fiscal year, the target bonus opportunity for each of our named executive officers was 17.6% of their respective base salary. The incentive bonus for our 2020 fiscal year was earned based on achievement of our corporate revenue target.

Certain Changes Occurring Following Completion of the 2020 Fiscal Year

Upon the closing of the Business Combination, Mr. Dudum’s base salary increased to $575,000, and Mr. Lee’s and Ms. Baird’s to $468,000. Mr. Dudum will have a target incentive bonus of 100% of his base salary effective beginning with our 2021 fiscal year, and the target incentive bonus for Mr. Lee and Ms. Baird will increase to 50% of their base salary.

Severance and Change in Control Benefits

Pursuant to Change in Control and Severance Agreements with each of our named executive officers, if an officer is subject to a termination without cause or resigns for certain good reasons (an involuntary termination), such individual will be eligible to receive, for the nine-month period (or other period noted below) following such involuntary termination continued payment of base salary and target bonus (at 100% of goal), continued payment of the employer’s portion of insurance premiums under COBRA, and vesting acceleration of all outstanding equity awards (unless our board of directors or compensation committee provides otherwise at the time an award is granted) as if the individual had provided continuous service through the end of such period (and the opportunity to vest into certain performance awards during the specified period following such involuntary termination).

Such nine-month period is extended to 12 months if an involuntary termination occurs during the period beginning three months prior to, and ending on the date that is 12 months after, our change in control (except with respect to Mr. Dudum, where a 12-month period applies at all times). Further, in the event of an involuntary termination that occurs in connection with, or within 12 months after, our change in control, all of the executive’s then-unvested equity awards shall become vested (unless our board of directors or compensation committee provides otherwise at the time an award is granted), except for certain performance awards which will fully vest and become exercisable only if the applicable performance goals are satisfied within the 12-month period following such involuntary termination.

All such payments and benefits are contingent on the officer’s execution and non-revocation of a general release of claims against us and satisfaction of other typical conditions.

For purposes of the executives’ Change in Control and Severance Agreements:

“Change in Control” means any person becoming the beneficial owner of securities representing more than 50% of the total voting power of our then-outstanding securities; a sale or disposition of all or substantially all of our assets; certain mergers or consolidations with or into another entity; or a change in the majority of our board of directors over a period of 12 months not approved or recommended by a majority vote of the incumbent board members then still in office. For the avoidance of doubt, neither the Business Combination nor the Hims Recapitalization will constitute a Change in Control.

“Cause” means an unauthorized use or disclosure of our confidential information or trade secrets which use or disclosure causes material harm to us; a material breach of any agreement with us; material failure to comply with our written policies or rules (including without limitation our ethics or insider trading policies); conviction of, or plea of guilty or no contest to, a felony under the laws of the United States or of any state thereof; gross negligence or willful misconduct in the performance of an officer’s duties (with financial accounting improprieties deemed to constitute gross negligence or willful misconduct); continuing failure to perform reasonable assigned duties in accordance with the individual’s position with us after receiving written notification of such failure; or failure to cooperate in good faith with a governmental or internal investigation of the company or of our directors, officers or employees, if so requested. In general, Cause will not be deemed to exist absent written notice from us within 30 days after the condition arises and failure by the individual to cure such condition within 30 days of receipt of such notice.

“Good Reason” means a resignation within 12 months after one of the following conditions has come into existence or an officer becomes aware of such condition, without an officer’s consent: a material diminution in base salary or target bonus (other than in connection with an across-the-board reduction applicable to all senior executives of the company), provided that a reduction of less than 10% will not be considered material; a material diminution of authority, duties or responsibilities (including a change in position) or of those of the individual to whom the officer reports (subject to certain exceptions); a material change in the geographic location at which the officer must perform services for us that increases their one-way commute by more than 35 miles; a change in reporting to anyone other than the Chief Executive Officer; or a breach by us of the change in control and severance agreement. In general, a resignation for good reason will only be effective if the officer provides written notice of the event constituting good reason within 90 days after its occurrence (or, if later, within 90 days after the officer becomes aware of such event or conditions) and then only if the company does not cure such event within 30 days of receipt of such notice.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as are our other full-time employees generally. We generally do not provide our named executive officers with perquisites or other personal benefits. However, we do reimburse our named executive officers for their necessary and reasonable business and travel expenses incurred in connection with their services to us.

Our named executive officers are also eligible to participant in the 401(k) plan we maintain for our employees generally. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Service Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by us, if any, will be deductible by us when made. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and to have the amount of such reduction contributed to their 401(k) plans. We did not make any matching contributions or other Company contributions to or on behalf of any employee, including our named executive officers.

Pension Benefits and Nonqualified Deferred Compensation

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan or non-qualified deferred compensation plan sponsored by us during the year ended December 31, 2020.

Equity Compensation

We offer equity and equity-based awards to our named executive officers as the long-term incentive component of our compensation program. We typically grant equity-based awards to new hires upon their commencing employment with us. Stock options allow employees to purchase shares of Class A common stock of Hims at a price per share at least equal to the fair market value of our common stock on the date of grant and may or may not be intended to qualify as “incentive stock options” for U.S. federal income tax purposes. Restricted stock units allow employees to receive shares of our common stock upon satisfaction of specified vesting criteria. Generally, our equity-based awards vest over four years, subject to the employee’s continued employment with us on each vesting date; however, we may grant, and have granted, awards with different vesting schedules from time to time, including awards that vest upon achievement of performance-based milestones.

As described above under “Severance and Change in Control Benefits,” equity awards granted to our named executive officers are eligible for accelerated vesting under certain circumstances.

Outstanding Equity Awards at 2020 Year-End

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2020. The number of shares subject to each award and, where applicable, the exercise price per share, reflect all changes as a result of our capitalization adjustments prior to the Hims Recapitalization and the Business Combination.

Except as otherwise noted below, options to purchase shares of our common stock are exercisable at any time, with unvested shares acquired subject to repurchase by us at the lower of the then-fair market value or the exercise price per share, in each case following termination of the individual’s continuous service with us.

The vesting schedule applicable to each outstanding award is described in the footnotes to the table below. Please note that the share numbers and exercise prices (where applicable) in the table below are presented on a pre-Business Combination basis, reflecting such awards as of December 31, 2020.

As described above under “Severance and Change in Control Benefits,” equity awards granted to our named executive officers are subject to accelerated vesting under certain circumstances.

		Option Awards							Stock Awards
Name	Vesting Commencement Date	Equity Incentive Plan Awards: Securities Underlying Unearned, Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#) Vested		Number of Securities Underlying Unexercised Options (#) Unvested	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(1)($)
Andrew Dudum	N/A	3,583,091	(2)				1.10	6/16/2030
	N/A	7,166,182	(3)				1.10	6/16/2030
	3/13/2020			671,829	(4)	2,911,262	1.10	6/16/2030
	12/16/2020			0	(4)	1,291,000	4.26	12/22/2030
	12/16/2020								646,000	(5)	9,967,780
Spencer Lee	3/4/2019			1,634,937	(6)	2,102,063	0.79	5/1/2029
	12/16/2020			0	(4)	587,000	4.26	12/22/2030
	12/16/2020								293,000	(5)	4,520,990
Melissa Baird	2/6/2018			1,640,996	(6)	758,058	0.18	3/28/2028
	10/1/2019			72,916	(4)	177,084	0.79	11/5/2029
	2/12/2020			358,309	(4)	1,361,575	1.10	5/12/2030
	12/16/2020			0	(4)	587,000	4.26	12/22/2030
	12/16/2020								293,000	(5)	4,520,990

(1)	As there was no public market for our common stock on December 31, 2020, we have assumed that the fair value on such date was $15.43, the closing price of our common stock on January 21, 2021.
(2)	The option vests in full if the per share closing trading price of our common stock on a public stock exchange is at least equal to $17.35 while Mr. Dudum remains in our continuous service.
(3)	The option vests in full if the per share closing trading price of our common stock on a public stock exchange is at least equal to $10.41 while Mr. Dudum remains in our continuous service.
(4)

The option vests over a four-year period based on the officer’s continuous service with us, with 1/48th of the shares vesting following completion of each month of service after the vesting commencement date indicated above.

(5)

The restricted stock units vest over a four-year period based on the officer’s continuous service with us, with 6.25% of the restricted stock units vesting following completion of each period of three months of service on each of March 15, June 15, September 15 and December 15 (each, a “Company Quarterly Vesting Date”), with the first such vesting date to be the next occurring Company Quarterly Vesting Date that occurs on or after the vesting commencement date set indicated above.

(6)

The option vests over a four-year period based on the officer’s continuous service with us, with 25% of the shares vesting following completion of one year of service after the vesting commencement date indicated above, and 1/48th of the shares vesting following the completion of each month of continuous service thereafter.

Equity Plan

2017 Stock Plan

General. The Hims board of directors adopted the 2017 Plan in July 2017, and it has been approved by the Hims stockholders. The Hims board terminated the 2017 Plan in January 2021. No further awards will be made under our 2017 Plan; however, awards outstanding under the 2017 Plan will continue to be governed by their existing terms.

Share Reserve. As of February 4, 2021, 2,150,693 RSUs and options to purchase 16,354,142 shares of our Class A common stock, at exercise prices ranging from $0.06 to $9.83 per share, or a weighted-average exercise price of $2.67 per share, were outstanding under the 2017 Plan, and no shares of our Class A common stock remained available for future issuance under the 2017 Plan.

Administration. Our compensation committee administers the 2017 Plan. The administrator has complete discretion to make all decisions relating to the 2017 Plan and outstanding awards.

Eligibility. Employees, non-employee members of the Hims board of directors, consultants and advisors are eligible to participate in the 2017 Plan.

Types of Awards. The 2017 Plan originally provided for the following types of awards:

•	incentive and nonstatutory stock options (ISOs and NSOs, respectively); and

•	restricted shares.

In October 2020, Hims amended the 2017 Plan to also permit the grant of restricted stock units.

Options. In general, the exercise price for stock options granted under the 2017 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price in cash or cash equivalents or in one, or by any combination of, the following forms of payment, as permitted by the administrator in its sole discretion:

•	by delivery of a full-recourse promissory note, with the shares pledged as security against the principal and accrued interest on the note;

•	with shares of common stock that the optionee already owns;

•	by an immediate sale of the shares through a broker approved by Hims, if shares of Class A common stock of Hims are publicly traded;

•

through a net exercise arrangement pursuant to which we will reduce the number of shares issued upon exercise by the largest whole number of shares having an aggregate fair market value that does not exceed the aggregate exercise price or the sum of such aggregate exercise price plus all or a portion of the minimum amount required to be withheld under applicable law; or

•	by other methods permitted by applicable law.

Options vest as determined by the administrator. In general, we have granted options that vest over a four-year period. Options may be granted that are immediately exercisable, subject to our right to repurchase unvested shares. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionee’s service terminates earlier.

Restricted Shares. Restricted shares may be awarded or sold under the 2017 Plan in return for cash or cash equivalents or, as permitted by the administrator in its sole discretion, in exchange for services rendered to us, by delivery of a full-recourse promissory note or through any other means permitted by applicable law. Restricted shares vest as determined by the administrator.

Restricted Stock Units. Restricted stock units may be awarded under the 2017 Plan in exchange for services rendered to us. Restricted stock units vest and settle (in cash, shares of Class A common stock, or any combination thereof) as determined by the administrator. Such awards will not have voting rights. Prior to settlement, such awards may, at the discretion of the administrator, provide for dividend equivalents by which the holder will be credited with an amount equal to all cash dividends paid on a share of our Class A common stock while the restricted stock unit award is outstanding. Settlement of dividend equivalents may be in the form of cash, shares of Class A common stock, or a combination.

Corporate Transactions. In the event that we are a party to a merger or consolidation, or in the event of a sale of all or substantially all of our stock or assets, all shares acquired under the 2017 Plan and all options and other plan awards outstanding on the effective date of the transaction will be treated as described in the definitive transaction agreement (or if such transaction does not entail a definitive agreement to which we are a party, as determined by our board of directors in its capacity as 2017 Plan administrator). Such agreement or determination may include, without limitation, one or more of the following with respect to outstanding options and other plan awards:

•	the continuation, assumption or substitution of the award by the surviving entity or its parent;

•

cancellation of an option in exchange for a payment with respect to the vested portion of such option equal to the excess, if any, of the value that the holder of a share of our common stock receives in the transaction over the exercise price per share of the option, with such payment subject to any escrow, earn-out, holdback or similar provision described in the transaction agreement, to the same extent and in the same manner as apply to holders of our stock; or

•	cancellation of the option without payment of any consideration to the optionee.

The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award granted under the 2017 Plan will vest on an accelerated basis if we are subject to a change of control or if the participant is subject to an involuntary termination.

Changes in Capitalization. In the event of certain specified changes in the capital structure of our common stock, such as a stock split, reverse stock split, stock dividend, reclassification or any other increase or decrease in the number of issued shares of stock effective without receipt of consideration by us, proportionate adjustments will automatically be made in each of the number of shares available for future grants under the 2017 Plan, the number of shares covered by each outstanding award and the exercise price or purchase price per share subject to each outstanding award (and the repurchase price applicable to any unvested acquired shares). In the event of a declaration of an extraordinary dividend payable in a form other than shares in an amount that has a material effect on the fair market value of our common stock, a recapitalization, a spin-off, or a similar occurrence, the administrator at its sole discretion may make appropriate adjustments in one or more of the items described in the preceding sentence; provided, however, that the administrator will make any adjustments required by Section 25102(o) of the California Corporations Code.

Amendments or Termination. The administrator may at any time amend, suspend or terminate the 2017 Plan, subject to stockholder approval if the amendment increases the number of shares available for issuance or materially changes the class of persons eligible to receive incentive stock options. The 2017 Plan was terminated in January 2021.

2020 Equity Incentive Plan

General. The Incentive Equity Plan was adopted by the OAC board of directors and approved by OAC shareholders prior to the Closing of the Business Combination. The Incentive Equity Plan became effective upon the Closing. The Incentive Equity Plan allows us to make equity and equity-based incentive awards to officers, employees, directors and consultants.

Stock Awards. The Incentive Equity Plan provides for the grant of ISOs, NSOs, restricted stock awards, restricted stock unit awards and stock appreciation rights (collectively, stock awards), any of which may be granted, without limitation, subject to vesting over time, upon satisfaction of specified performance criteria or a combination of both. ISOs may be granted only to New Hims’ employees, including officers, and the employees of New Hims’ parent or subsidiaries. All other stock awards may be granted to New Hims’ employees, officers, New Hims’ non-employee directors, and consultants and the employees and consultants of New Hims’ parent, subsidiaries, and affiliates.

Share Reserve. The aggregate number of shares of Class A common stock that may be issued pursuant to awards under the Incentive Equity Plan will not exceed the sum of (x) 21,000,000 shares plus (y) 19,000,000 shares subject to awards granted under the Hims, Inc. 2017 Stock Plan (the “Predecessor Plan”) on the Effective Date and that subsequently are forfeited, expire or lapse unexercised or unsettled and shares issued pursuant to awards granted under the Predecessor Plan that are outstanding on the Effective Date and that are subsequently forfeited to or reacquired by New Hims plus (z) plus an additional number of shares to be reserved annually on the first day of each fiscal year beginning on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) five percent (5%) of the sum of the shares of Class A common stock plus the shares of Class V common stock issued and outstanding on the last day of the immediately preceding fiscal year or (ii) such lesser amount of shares (including zero) that the compensation committee of New Hims (the “compensation committee”) or the New Hims Board determines.

In general, to the extent that any stock awards under the Incentive Equity Plan or the Predecessor Plan are forfeited, cancelled, expire, or lapse without the issuance of shares, or if New Hims repurchases the shares subject to stock awards granted under the Incentive Equity Plan or the Predecessor Plan, those shares will become available for issuance under the Incentive Equity Plan, as will shares applied to pay the exercise or purchase price of an award or to satisfy tax withholding obligations related to any award.

Shares issued under the Incentive Equity Plan may be authorized but unissued shares or treasury shares. As of February 4, 2021, no awards have been granted and no shares of Class A common stock have been issued under the Incentive Equity Plan.

Incentive Stock Option Limit. The maximum number of shares of Class A common stock that may be issued upon the exercise of ISOs under the Incentive Equity Plan is 200,000,000 shares.

Grants to Outside Directors. The fair value of any awards granted under the Incentive Equity Plan to an outside director as compensation for services as an outside director during any one fiscal year may not exceed $1,000,000, provided that the limitation that will apply in the fiscal year in which an outside director is initially appointed or elected to the Board will instead be $2,000,000. For purposes of this limitation, grant date fair value of an Award shall be determined in accordance with the assumptions that the Company uses to estimate the value of share-based payments for financial reporting purposes. For the sake of clarity, awards granted to an individual while they were an employee or consultant, but not an outside director, shall not count towards this limitation, nor will awards granted in the form of equity in lieu of a cash retainer.

Administration. The Incentive Equity Plan will be administered by the compensation committee. Subject to the limitations set forth in the Incentive Equity Plan, the compensation committee will have the authority to determine, among other things, to whom awards will be granted, the number of shares subject to awards, the term during which an option or stock appreciation right may be exercised and the rate at which the awards may vest or be earned, including any performance criteria to which they may be subject. The compensation committee also will have the authority to determine the consideration and methodology of payment for awards.

Repricing; Cancellation and Re-Grant of Stock Awards. The compensation committee will have the authority to modify outstanding awards under the Incentive Equity Plan. Subject to the terms of the Incentive Equity Plan, the compensation committee will have the authority cancel any outstanding stock award in exchange for new stock awards, cash, or other consideration, without stockholder approval but with the consent of any adversely affected participant. The compensation committee may also modify outstanding options or stock appreciation rights to lower the exercise price or may assume or accept the cancellation of outstanding options in return for cash or the grant of new awards.

Stock Options. A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under the Incentive Equity Plan, ISOs and NSOs are granted pursuant to stock option agreements adopted by the compensation committee. The compensation committee determines the exercise price for a stock option, within the terms and conditions of the Incentive Equity Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Class A common stock on the date of grant. Options granted under the Incentive Equity Plan vest at the rate specified by the compensation committee.

Stock options granted under the Incentive Equity Plan generally must be exercised by the optionee before the earlier of the expiration of such option or, to the extent addressed in an award agreement, the expiration of a specified period following the optionee’s termination of employment. Each stock option agreement will set forth the extent to which the option recipient will have the right to exercise the option following the termination of the recipient’s service with us, and the right to exercise the option of any executors or administrators of the award recipient’s estate or any person who has acquired such options directly from the award recipient by bequest or inheritance.

Payment of the exercise price may be made in cash or, if provided for in the stock option agreement evidencing the award, (1) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (2) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to New Hims in payment of the aggregate exercise price, (3) by a “net exercise” arrangement, or (4) by any other form that is consistent with applicable laws, regulations, and rules.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of Class A common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of New Hims’ stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New Hims’ total combined voting power or that of any of New Hims’ affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. The terms of any awards of restricted shares under the Incentive Equity Plan will be set forth in a restricted share agreement to be entered into between the Company and the recipient. The compensation committee will determine the terms and conditions of the restricted share agreements, which need not be identical. A restricted share award may be subject to vesting requirements or transfer restrictions or both. Restricted shares may be issued for such consideration as the compensation committee may determine, including cash, cash equivalents, promissory notes, past services and future services. Award recipients who are granted restricted shares generally have all of the rights of a stockholder with respect to those shares, provided that dividends and other distributions will not be paid in respect of unvested shares unless and until the underlying shares vest.

Stock Unit Awards. Stock unit awards give recipients the right to acquire a specified number of shares of stock (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the compensation committee and as set forth in a stock unit award agreement. A stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the compensation committee. Recipients of stock unit awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the compensation committee’s discretion and as set forth in the stock unit award agreement, stock units may provide for the right to dividend equivalents. Dividend equivalents may not be distributed prior to settlement of the stock unit to which the dividend equivalents pertain and the value of any dividend equivalents payable or distributable with respect to any unvested stock units that do not vest will be forfeited.

Stock Appreciation Rights. Stock appreciation rights generally provide for payments to the recipient based upon increases in the price of Class A common stock over the exercise price of the stock appreciation right. The compensation committee determines the exercise price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of Class A common stock on the date of grant. A stock appreciation right granted under the Incentive Equity Plan vests at the rate specified in the stock appreciation right agreement as determined by the compensation committee. The compensation committee determines the term of stock appreciation rights granted under the Incentive Equity Plan, up to a maximum of ten years. Upon the exercise of a stock appreciation right, we will pay the participant an amount in stock, cash, or a combination of stock and cash as determined by the compensation committee, equal to the product of (1) the excess of the per share fair market value of Class A common stock on the date of exercise over the exercise price, multiplied by (2) the number of shares of Class A common stock with respect to which the stock appreciation right is exercised.

Other Stock Awards. The compensation committee may grant other awards based in whole or in part by reference to Class A common stock. The compensation committee will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event of a subdivision of shares, a declaration of a dividend paid in shares of Common Stock, a combination or consolidation of the outstanding Common Stock (by reclassification or otherwise) into a lesser number of shares of Common Stock or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by New Hims, the compensation committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the Incentive Equity Plan, the number of shares that can be issued as incentive stock options, the number of shares subject to outstanding awards and the exercise price under each outstanding option or stock appreciation right. In the event of a declaration of an extraordinary dividend payable in a form other than Common Stock in an amount that has a material effect on the price of Common Stock, a recapitalization, a spin-off or a similar occurrence, the compensation committee may make such adjustments as it, in its sole discretion, deems appropriate.

Transactions. If New Hims is involved in a merger, consolidation or certain change in control transactions, outstanding awards and shares acquired under the Incentive Equity Plan will be subject to the transaction agreement or as otherwise determined by the compensation committee. Subject to compliance with applicable tax laws, such agreement may provide for, without limitation, (1) the continuation of the outstanding awards by New Hims, if New Hims is the surviving corporation, (2) the assumption or substitution of the outstanding awards by the surviving corporation or its parent or subsidiary, (3) immediate vesting, exercisability, and settlement of the outstanding awards followed by their cancellation, (4) settlement of the value of the outstanding awards in cash, cash equivalents, or equity (including deferral subject to satisfaction of any contingencies provided for in the transaction agreement such as an escrow or earnout) followed by cancellation of such awards or (5) with respect to restricted stock awards, the assignment of any reacquisition or repurchase rights to the surviving entity or its parent, with corresponding proportionate adjustments made to the price per share to be paid upon exercise of any such reacquisition or repurchase rights.

Unless an award agreement provides otherwise, each outstanding award held by a participant who remains a service provider at the effective time of such transaction will become fully vested and, if applicable, exercisable, and any performance-based vesting conditions will be deemed satisfied, unless such award is continued, assumed or substituted.

Change of Control. The compensation committee may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to acceleration of vesting and exercisability in the event of a change of control.

Transferability. Unless the compensation committee provides otherwise, no award granted under the Incentive Equity Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), except by will, the laws of descent and distribution, or pursuant to a domestic relations order.

Amendment and Termination. The New Hims Board will have the authority to amend or terminate the Incentive Equity Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date the New Hims Board adopted the Incentive Equity Plan.

Recoupment. All awards granted under the Incentive Equity Plan, all amounts paid under the Incentive Equity Plan and all shares of Common Stock issued under the Incentive Equity Plan shall be subject to recoupment, clawback or recovery by New Hims in accordance with applicable law and with New Hims policy (whenever adopted) regarding same, whether or not such policy is intended to satisfy the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, or other applicable law, as well as any implementing regulations and/or listing standards thereunder.

Certain Federal Income Tax Aspects of Awards Under the Incentive Equity Plan

This is a brief summary of the federal income tax aspects of awards that may be made under the Incentive Equity Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the Incentive Equity Plan depend upon the type of award.

Incentive Stock Options. The recipient of an incentive stock option generally will not be taxed upon grant of the option. Ordinary federal income taxes are generally imposed only when the shares of Class A common stock from exercised incentive stock options are disposed of, by sale or otherwise. The amount by which the fair market value of the Class A common stock on the date of exercise exceeds the exercise price is, however, included in determining the option recipient’s liability for the alternative minimum tax. If the incentive stock option recipient does not sell or dispose of the shares of Class A common stock until more than one year after the receipt of the shares and two years after the option was granted, then, upon sale or disposition of the shares, the difference between the exercise price and the market value of the shares of Class A common stock as of the date of exercise will be treated as a long-term capital gain, and not ordinary income. If a recipient fails to hold the shares for the minimum required time the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the Class A common stock on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. New Hims will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.

Nonstatutory Stock Options. The recipient of stock options not qualifying as incentive stock options generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of nonstatutory stock options when the stock options are exercised. The excess of the fair market value of the Class A common stock purchased on such date over the exercise price of the option is taxed as ordinary income. Thereafter, the tax basis for the acquired shares is equal to the amount paid for the shares plus the amount of ordinary income recognized by the recipient. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.

Other Awards. Recipients who receive restricted stock unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards in an amount equal to the fair market value of the shares at that time. Recipients who receive awards of restricted shares subject to a vesting requirement will generally recognize ordinary income at the time vesting occurs in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, a recipient who receives restricted shares that are not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the U.S. Internal Revenue Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive stock appreciation rights will generally recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying shares of Class A common stock on the exercise date over the exercise price. New Hims will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

2020 Employee Stock Purchase Plan

General. The ESPP is intended to qualify as an “employee stock purchase plan” under Code Section 423. During regularly scheduled “offerings” under the ESPP, participants will be able to request payroll deductions and then apply the accumulated deductions to purchase a number of shares of Class A common stock at a discount to the market value of the shares as of the purchase date and in an amount determined in accordance with the ESPP’s terms.

Shares Available for Issuance. The ESPP will have 4,000,000 of authorized but unissued or reacquired shares of Class A common stock reserved for issuance under the ESPP, plus an additional number of shares to be reserved annually on the first day of each fiscal year for a period of not more than 20 years, beginning on January 1, 2022 and ending on (and including) January 1, 2041, in an amount equal to the lesser of (i) one percent (1%) of the sum of the outstanding shares of Class A common stock plus Class V common stock on the last day of the immediately preceding fiscal year, (ii) 12,000,000 shares of Class A common stock or (iii) an amount determined by the New Hims Board.

Administration. Except as noted below, the ESPP will be administered by the New Hims board or its compensation committee. The compensation committee has the authority to construe, interpret and apply the terms of the ESPP, to determine eligibility, to establish such limitations and procedures as it determines are consistent with the ESPP and to adjudicate any disputed claims under the ESPP.

Eligibility. Each full-time and part-time employee, including our officers and employee directors and employees of participating subsidiaries, who is employed by OAC on the day preceding the start of any offering period will be eligible to participate in the ESPP, unless the compensation committee determines otherwise. For this purpose, and to the extent permitted by applicable law, employees who have been employed less than two years (or any shorter period of time established for an Offering Period), employees who are customarily employed 20 or fewer hours per week (or any lesser number of hours per week established for an Offering Period), employees who are customarily employed for five or fewer months in a calendar year (or any lesser number of months in a calendar year established for an Offering Period) and certain highly compensated employees may be excluded. The ESPP will permit an eligible employee to purchase New Hims Common Stock through payroll deductions, which may not be more than 15% of the employee’s compensation, or such lower limit as may be determined by the compensation committee from time to time. However, no employee is eligible to participate in the ESPP if, immediately after electing to participate, the employee would own stock of the company (including stock such employee may purchase under this plan or other outstanding options) representing 5% or more of the total combined voting power or value of all classes of New Hims’ stock. No employee will be able to purchase more than two thousand five hundred (2,500) shares, or such number of shares as may be determined by the compensation committee with respect to a single offering period, or purchase period, if applicable. In addition, no employee is permitted to accrue, under the ESPP and all similar purchase plans of New Hims or its subsidiaries, a right to purchase stock of New Hims having a value in excess of $25,000 of the fair market value of such stock (determined at the time the right is granted) for each calendar year. Participants may withdraw from an offering period by filing a prescribed form with New Hims by a deadline determined by New Hims prior to a purchase date and accrued payroll contributions will be refunded to the participant in accordance with the terms of the ESPP. Participation in the ESPP will end automatically on termination of employment.

Offering Periods and Purchase Price. The ESPP will be implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, the compensation committee may specify offerings with a duration of not more than 27 months and may specify shorter purchase periods within each offering. During each purchase period, payroll deductions will accumulate, without interest. On the last day of the purchase period, accumulated payroll deductions will be used to purchase Class A common stock for employees participating in the offering.

The purchase price will be specified pursuant to the offering, but cannot, under the terms of the ESPP, be less than 85% of the fair market value per share of Class A common stock on either the offering date or on the purchase date, whichever is less. The fair market value of Class A common stock for this purpose will generally be the closing price on the NYSE (or such other exchange as the Class A common stock may be traded at the relevant time) for the date in question, or if such date is not a trading day, for the last trading day before the date in question.

Changes to Capital Structure. In the event that there is a specified type of change in New Hims’ capital structure, such as a stock split, appropriate adjustments will be made to (1) the number of shares reserved under the ESPP, (2) the individual and aggregate participant share limitations described in the ESPP, and (3) the price of shares that any participant has elected to purchase.

International Participation. To provide New Hims with greater flexibility in structuring New Hims’ equity compensation programs for New Hims’ non-U.S. employees, the ESPP may permit participation in the ESPP by employees of New Hims’ non-U.S. subsidiary entities, and such participation may be subject to other offering rules or sub-plans adopted by the compensation committee in order to achieve tax, securities law or other compliance objectives. While the ESPP is intended to be a qualified “employee stock purchase plan” within the meaning of Code Section 423, any such international sub-plans or offerings are not required to satisfy those U.S. tax code requirements and therefore may have terms that differ from the ESPP terms applicable in the U.S. However, any international sub-plans or offerings are subject to the ESPP terms limiting the overall shares available for issuance, the maximum payroll deduction rate, maximum purchase price discount and maximum offering period length.

Corporate Reorganization. Immediately before a corporate reorganization, any outstanding rights to purchase Class A common stock under any offering period then in progress may be continued, assumed or substituted by the surviving entity or its parent, and if such acquirer refuses to continue, assume or substitute for any such rights, then unless the New Hims Board or the compensation committee determines otherwise, a new purchase date will be set prior to the effective time of the corporate reorganization and the accumulated payroll deductions will be used to purchase Class A common stock. Following such purchase, the offering period then in effect will be cancelled. The terms of the ESPP shall in no event be construed to restrict in any way the right to undertake a dissolution, liquidation, merger, consolidation or other reorganization.

Amendment and Termination. The New Hims Board and the compensation committee will each have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of shares of stock to be issued under the ESPP is subject to stockholder approval. Any other amendment is subject to stockholder approval only to the extent required under applicable law or regulation.

Certain Federal Income Tax Consequences of Participating in the ESPP.

The following is a brief summary of the general U.S. federal income tax consequences to U.S. taxpayers and to us of shares purchased under the statutory plan, which is a sub-plan of the ESPP. This summary is not complete and does not discuss the tax consequences of a participant’s death or the income tax laws of any state or foreign country in which the participant may reside. Tax consequences for any particular individual may be different.

The statutory plan and the options granted under the statutory plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an “employee stock purchase plan” that qualifies under provisions of Section 423 of the Code. Under a plan that so qualifies, there are no U.S. federal income tax consequences to us by reason of the grant or exercise of options under the ESPP. Amounts of a participant’s compensation withheld for the purchase of shares of our common stock under the statutory plan will be subject to regular income and employment tax withholding as if such amounts were actually received by the employee. Other than this, no income will be taxable to a participant until sale or other disposition of the acquired shares. Under current law, no other withholding obligation applies to the events under the statutory plan.

Upon sale or other disposition of the purchased shares, a participant will recognize ordinary income. If the shares were held at least two years from the start of the offering period in which the shares were acquired and one year from the date the shares were purchased, then the amount of ordinary income recognized will be equal to the lesser of the difference between the fair market value of the shares on the date of disposition and the purchase price paid for the shares or 15% of the fair market value of the shares on the last trading day before the offering period in which the shares were purchased began. If a sale or other disposition of the purchased shares is made before the later of two years after the start of the offering period in which such shares were acquired or one year after the shares are purchased, then a participant will recognize ordinary income equal to the excess of the fair market value of the shares on the purchase date over the purchase price paid for the shares. We will be entitled to an income tax deduction equal to the amount of income recognized. In no other instance will we be allowed a deduction with respect to the participant’s disposition of the purchased shares. Any additional gain or loss recognized upon the disposition of the shares will be a capital gain, which will be long-term if the shares have been held for more than one year following the date of purchase under the ESPP.

We may also grant options under non-statutory plans to employees of our designated subsidiaries and affiliates that do not participate in the statutory plan. The specific terms of such non-statutory plans are not yet known, accordingly it is not possible to discuss with certainty the relevant tax consequences of these non-statutory plans. The non-statutory plans will be sub-plans of the ESPP that are generally not intended to qualify under the provisions of Sections 421 and 423 of the Code. Therefore, it is likely that at the time of the exercise of an option under a non-statutory plan, an employee subject to tax under the Code would recognize ordinary income equal to the excess of the fair market value of the stock on the date of exercise and the purchase price, we would be able to claim a tax deduction equal to this difference, and we would be required to withhold employment taxes and income tax at the time of the purchase.

DIRECTOR COMPENSATION

Unless the context otherwise requires, any reference in this section of this prospectus to “Hims,” “we,” “us” or “our” refers to Hims and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Hims and its consolidated subsidiaries following the Business Combination.

With respect to the year ended December 31, 2020, except as noted in the table below our non-employee directors did not receive cash compensation for their service on our board of directors and we did not have a formal non-employee director compensation program in 2020. Mr. Dudum, our Chief Executive Officer during fiscal year 2020, did not and does not receive any additional compensation for his service as a member of our board of directors.

Our board of directors approved the following non-employee director compensation program that became effective upon the closing of the Business Combination.

Each non-employee director is eligible to receive annual cash retainers for their service on our board of directors and committees as follows. In addition, we reimburse reasonable expenses incurred by our non-employee directors in connection with attendance at Board or committee meetings.

Position	Retainer ($)
Board Member	40,000
Lead Independent Director	10,000
Non-Executive Chair of the Board	30,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nominating and Corporate Governance Committee Chair	8,000
Audit Committee Member	10,000
Compensation Committee Member	7,500
Nominating and Corporate Governance Committee Member	4,000

The Compensation Committee will grant to each non-employee director who first becomes a member of the board of directors on or after the closing of the Business Combination an initial award of restricted stock units valued at $350,000 (the “Initial Equity Award”). The Initial Equity Award will be granted on or as soon as reasonably practicable after the date of their election. Subject to the director’s continuous service, the Initial Equity Award will vest with respect to one-third of the restricted stock units on each of the first three anniversaries of the date of grant of the Initial Equity Award.

Further, in each year, the Compensation Committee will grant to each non-employee director who continues serving on our board of directors after our annual stockholder meeting an award of restricted stock units valued at $175,000 (the “Annual Equity Award”). The Annual Equity Award will be granted on or as soon as reasonably practicable after the date of our annual stockholder meeting. Subject to the director’s continuous service, the Annual Equity Award will vest in full on the earlier of (x) the date that is 12 months following the date of grant of the Annual Equity Award or (y) the date of our next-occurring annual stockholder meeting.

If a new non-employee director joins our board of directors on a date other than the date of our annual stockholder meeting, then such non-employee director will be granted a pro rata portion of the Annual Equity Award based on the period of service completed beginning on such non-employee director’s appointment or election to our board of directors and ending on the date of our next occurring annual stockholder meeting.

Both the Initial Equity Award and each Annual Equity Award will vest in full if we are subject to a change in control prior to the termination of the non-employee directors’ continuous service.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)		Total ($)
Jack Abraham*	—		—		—
Alex Bard	—		—		—
Dr. Toby Cosgrove, M.D.**	50,000	(2)	—		50,000
Kirsten Green**.	—		—		—
Jules Maltz	—		—		—
Lynne Chou O’Keefe***	—		1,419,497	(3)	1,419,497
David Wells**	—		1,367,879	(4)	1,367,879

*	Mr. Abraham resigned from our board of directors effective as of October 21, 2020
**	Dr. Cosgrove, Ms. Green and Mr. Wells were elected to our board of directors effective as of September 30, 2020.
***	Ms. O’Keefe was elected to our board of directors effective as of November 13, 2020.
(1)

The amounts in this column include the aggregate grant date fair value of restricted stock units granted to the director during the year ended December 31, 2020, computed in accordance with FASB ASC Topic 718. See Note 8 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards, for a discussion of the assumptions made by us in determining the grant date fair values of our equity awards.

(2)

Reflects amounts paid to Dr. Cosgrove pursuant to our letter agreement with him dated September 18, 2019. Such arrangement terminated upon the closing of the Business Combination, following which Dr. Cosgrove will be eligible to receive compensation pursuant to our non-employee director compensation program, described above. During our fiscal year 2019, Dr. Cosgrove received $8,333 in cash fees.

(3)

Represents restricted stock units covering 322,613 shares of our common stock granted on December 23, 2020, with an aggregate grant date fair value of $1,419,497, vesting over four years of continuous service following December 15, 2020, in 16 substantially equal quarterly installments. The share numbers in this footnote are presented on a pre-Business Combination basis.

(4)

Represents restricted stock units covering 322,613 shares of our common stock granted on November 13, 2020, with an aggregate grant date fair value of $1,367,879, vesting over four years of continuous service following December 15, 2020, in 16 substantially equal quarterly installments. The share numbers in this footnote are presented on a pre-Business Combination basis.

As of December 31, 2020, Dr. Cosgrove held an outstanding option to purchase 200,000 shares of our common stock, and each of Ms. O’Keefe and Mr. Wells held restricted stock units covering 322,613 shares of our common stock. In January 2021, and prior to the our non-employee director compensation program becoming effective, each of Kirsten Green, Jules Maltz and Alex Bard were granted 78,651 restricted stock units, with such awards vesting over four years of continuous service provided by each director. The share numbers referenced in this paragraph are presented on a pre-Business Combination basis.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Relationships and Related Person Transactions—OAC

Class B Ordinary Shares

In April 2019, prior to OAC’s initial public offering, OAC issued 4,312,500 founder shares to Sponsor in exchange for a capital contribution of $25,000, or approximately $0.006 per share. On June 26, 2019, OAC effected a pro rata share capitalization resulting in an increase in the total number of Class B ordinary shares outstanding from 4,312,500 to 5,031,250.

Pursuant to the Sponsor Agreement, which was entered into concurrently with the execution of the Merger Agreement by and among OAC, the Sponsor and Hims, the Sponsor, among other things, surrendered and forfeited for no consideration 25.0% of the Class B ordinary shares for no consideration in connection with the consummation of the Business Combination. A number of securities equal to such surrendered and forfeited Class B ordinary shares was issued to Hims Equityholders as Class A common stock (or equivalent equity awards in respect thereof) in the Business Combination.

Private Placement Warrants

Simultaneous with the consummation of OAC’s initial public offering, OAC consummated a private placement pursuant to which Sponsor purchased 4,016,667 private placement warrants at a price of $1.50 per private placement warrant, generating total proceeds of $6,025,000.

Pursuant to the Sponsor Agreement, the Sponsor, among other things, surrendered and forfeited for no consideration 25.0% of the private placement warrants for no consideration and as a capital contribution to OAC in connection with the consummation of the Business Combination. A number of securities equal to such surrendered and forfeited private placement warrants was issued to Hims Equityholders as warrants to acquire shares of Class A common stock (or equivalent equity awards in respect thereof) in the Business Combination. As of the date of this prospectus, the Sponsor has exercised in full on a cashless basis its remaining private placement warrants.

Related Party Loans

On March 2, 2019, the Sponsor agreed to loan OAC an aggregate of up to $300,000 to cover expenses related to OAC’s initial public offering pursuant to an expense reimbursement agreement (the “Expense Reimbursement Agreement”). On November 18, 2019, OAC repaid this advance in full.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of our officers and directors could have, but are not obligated to, loan OAC funds as may be required. Upon completion of the initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. Otherwise, such loans would be repaid only out of funds held outside the trust account. In the event that OAC’s initial business combination did not occur, we were permitted to use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from OAC’s trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans were convertible into warrants of the post-business combination company at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants. To date, OAC had no outstanding borrowings under any arrangement. Pursuant to the Merger Agreement, OAC waived the right to convert any such loans into our warrants.

Administrative Services Agreement

Effective June 4, 2020, OAC entered into an agreement to pay monthly expenses of $10,000 for office space, administrative services, and support services to an affiliate of the Sponsor. The agreement terminated upon the completion of the Business Combination.

OAC Registration and Shareholder Rights Agreement

OAC has previously entered into a registration and shareholder rights agreement pursuant to which its initial shareholders and their permitted transferees, if any, are entitled to certain registration rights with respect to the private placement warrants, the securities issuable upon conversion of working capital loans (if any), and the Class A ordinary shares issuable upon exercise of the foregoing and upon conversion of the founder shares.

Sponsor Registration Rights Agreement

At the Closing, we entered into the Sponsor Registration Rights Agreement, pursuant to which, among other things, the Sponsor was granted certain registration rights with respect to its shares of Class A common stock. In particular, the Sponsor Registration Rights Agreement provides for the following registration rights:

•

Demand registration rights. At any time after the Closing Date, we will be required, upon the written request of the Sponsor, to file a registration statement and use reasonable best efforts to effect the registration of all or part of their registrable securities. We are not obligated to effect (i) more than one demand registration during any six-month period or (ii) any demand registration if a registration statement on Form S-3 or its successor form, or, if we are ineligible to use Form S-3, a registration statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time pursuant to any method or combination of methods legally available to, and requested by, the Investors of all of the registrable securities then held by such Investors that are not covered by an effective resale registration statement (the “Resale Shelf Registration Statement”). In order to be effected, any underwritten demand registration must result in aggregate proceeds to the selling shareholders of at least $25,000,000.

•

Shelf registration rights. No later than forty five (45) days following the Closing Date, we are required to file a Resale Shelf Registration Statement. New Hims shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as practicable after filing, but in any event no later than the earlier of (i) ninety (90) days (or one hundred twenty (120) days if the SEC notifies the Company that it will “review” the registration statement) after the date of the Sponsor Registration Rights Agreement and (ii) the tenth (10th) business day after we are notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review, and, once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period (as defined in the Sponsor Registration Rights Agreement).

•

Piggyback registration rights. At any time after the Closing Date, if we propose to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the Sponsor is entitled to include its registrable securities in such registration statement.

•

Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by us and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Sponsor Registration Rights Agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and holders of registrable securities are obligated to indemnify us for material misstatements or omissions attributable to them.

•

Registrable securities. Securities of New Hims shall cease to be registrable securities when a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, such securities shall have been transferred pursuant to Rule 144 or such securities shall have ceased to be outstanding.

•

Lock-up. Notwithstanding the foregoing, the Sponsor, New Hims and New Hims’ directors and officers shall, if requested, deliver a customary lock-up agreement in connection with any underwritten public offering, subject to certain customary exceptions.

Certain Relationships and Related Person Transactions—Hims

References to share numbers and prices per share are to Hims capital stock and the prices thereof before the Business Combination. Adjustments to such share numbers and prices per share have not been made to give effect to the Business Combination.

In addition to the compensation arrangements, including employment, termination of employment, change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	Hims was, or will be, a participant;

•	the amount involved exceeded, or will exceed, $120,000; and

•

any director, executive officer, holder of 5% or more of any class of its capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Hims Recapitalization

In order to implement the dual class common stock structure that resulted in Andrew Dudum, including his affiliates and permitted transferees, holding approximately 90% of the aggregate voting power of our capital stock on a fully-diluted basis immediately following the Business Combination, the board of directors and requisite stockholders of Hims approved the Hims Recapitalization pursuant to which each share of Hims preferred stock and Hims Class F common stock converted into Hims Class A common stock at the applicable then-effective conversion rate immediately prior to the Effective Time. As part of the Hims Recapitalization, a portion of the outstanding shares of Hims Class A common stock held by Mr. Dudum and his affiliates and permitted transferees representing approximately 33% of the sum of (a) the number of shares of Hims capital stock held by Mr. Dudum and his affiliates and permitted transferees plus (b) the underlying vested and unvested Hims equity awards held by Mr. Dudum were exchanged for shares of Hims Class V common stock. This exchange of Hims Class A common stock for Hims Class V common stock occurred pursuant to a share exchange agreement between Mr. Dudum and his affiliates, Hims and New Hims. Under the terms of this share exchange agreement, New Hims agreed to treat the share exchange as a tax-free transaction and agreed to indemnify Mr. Dudum for taxes and any applicable penalties and associated costs if such exchange is not tax free. In accordance with the Merger Agreement, the Hims Class V common stock received by Mr. Dudum and his affiliates in the exchange converted into the right to receive shares of Class V common stock.

The Class V common stock will be entitled to dividends and will rank equally to the Class A common stock upon any liquidation. Each share of Class V common stock is entitled to 175 votes per share. Immediately following the Closing, and by virtue of his holdings of Class A common stock and Class V common stock, Mr. Dudum is expected to hold, directly or indirectly, approximately 90% of the voting power of the capital stock of New Hims on a fully-diluted basis.

Equity Financings

Sale of Series A Preferred Stock

In July and September 2017, Hims sold an aggregate of 41,495,593 shares of its Series A Preferred Stock at a purchase price of $0.1259 per share to accredited investors for an aggregate purchase price of approximately

$5.2 million. Additionally, in July 2020, Hims issued 12,676,074 shares of Series A-1 Preferred Stock to Atomic Labs I, L.P. and Atomic Labs I-B, L.P. upon the conversion of approximately $0.8 million in indebtedness. Andrew Dudum and Jack Abraham, a former member of the Hims board of directors and its prior president, are affiliated with Atomic Labs and its associated entities. Each share of Series A Preferred Stock and Series A-1 Preferred Stock converted into shares of Hims Class A common stock in connection with the Hims Recapitalization and then exchanged for Class A common stock upon completion of the Business Combination, as provided in the Merger Agreement.

The following table summarizes purchases of shares of Hims’ Series A Preferred Stock by its executive officers, directors and holders of more than 5% of its capital stock.

	Shares of Series A Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Consideration ($)
Thrive Capital Partners V, L.P.(1)	19,431,609	$2,446,440
Claremount V Associates, L.P.(2)	359,232	$45,227
Forerunner Partners III, L.P.(3)	4,362,949	$549,295

Total	24,153,790	$3,040,962

(1)	Thrive Capital Partners V, L.P. held more than 5% of the capital stock of Hims.
(2)	Claremount V Associates, L.P. is an affiliate of Thrive Capital Partners V, L.P., which held more than 5% of the capital stock of Hims.
(3)	Forerunner Partners III, L.P. held more than 5% of the capital stock of Hims. Kirsten Green, a member of the Hims and New Hims board of directors, is affiliated with Forerunner Partners III, L.P.

Sale of Series B Preferred Stock

In December 2017 and January 2018, Hims sold an aggregate of 29,269,174 shares of its Series B Preferred Stock at a purchase price of $0.8397 per share to accredited investors for an aggregate purchase price of approximately $24.6 million. Each share of Series B Preferred Stock was converted into shares of Hims Class A common stock in connection with the Hims Recapitalization and then exchanged for Class A common stock upon completion of the Business Combination, as provided in the Merger Agreement.

The following table summarizes purchases of shares of Hims’ Series B Preferred Stock by its executive officers, directors, and holders of more than 5% of its capital stock.

	Shares of Series B Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Consideration ($)
Thrive Capital Partners V, L.P.(1)	3,507,854	$2,945,545
Claremount V Associates, L.P.(2)	64,850	$54,455
Forerunner Partners III, L.P.(3)	3,572,704	$3,000,000
Redpoint Ventures VI, L.P.(4)	17,327,617	$14,550,000
Redpoint Associates VI, L.L.C.(5)	535,905	$449,999

Total	25,008,930	$20,999,999

(1)	Thrive Capital Partners V, L.P. held more than 5% of the capital stock of Hims.
(2)	Claremount V Associates, L.P. is an affiliate of Thrive Capital Partners V, L.P., which held more than 5% of the capital stock of Hims.
(3)	Forerunner Partners III, L.P. held more than 5% of the capital stock of Hims. Kirsten Green, a member of the board of directors or Hims and New Hims, is affiliated with Forerunner Partners III, L.P.

(4)	Redpoint Ventures VI, L.P. held more than 5% of the capital stock of Hims. Alex Bard, a member of the board of directors of Hims and New Hims, is affiliated with Redpoint Ventures.
(5)

Redpoint Associates VI, L.L.C. is affiliated with Redpoint Ventures, which held more than 5% of the capital stock of Hims. Alex Bard, a member of the board of directors of Hims and New Hims, is affiliated with Redpoint Ventures.

Sale of Series B-1 Preferred Stock

In January 2018, Hims sold an aggregate of 16,239,038 shares of its Series B-1 Preferred Stock at a purchase price of $0.9237 per share to accredited investors for an aggregate purchase price of approximately $15 million. Each share of Series B-1 Preferred Stock was converted into shares of Hims Class A common stock in connection with the Hims Recapitalization and then exchanged for Class A common stock upon completion of the Business Combination, as provided in the Merger Agreement.

The following table summarizes purchases of shares of Hims’ Series B-1 Preferred Stock by its executive officers, directors, and holders of more than 5% of its capital stock.

	Shares of Series B-1 Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Consideration ($)
Institutional Venture Partners XV, L.P.(1)	8,076,551	$7,460,311
Institutional Venture Partners XVI, L.P.(2)	8,119,519	$7,499,999
Institutional Venture Partners XV Executive Fund, L.P.(3)	42,968	$39,690

Total	16,239,038	$15,000,000

(1)

Institutional Venture Partners XV, L.P. held more than 5% of the capital stock of Hims. Jules Maltz, a member of the board directors of Hims and New Hims, is affiliated with Institutional Venture Partners.

(2)

For Institutional Venture Partners XVI, L.P. held more than 5% of the capital stock of Hims. Jules Maltz, a member of the board directors of Hims and New Hims, is affiliated with Institutional Venture Partners.

(3)

Institutional Venture Partners XV Executive Fund, L.P. is an affiliate of Institutional Venture Partners XV, L.P. and Institutional Venture Partners XVI, L.P., which both held more than 5% of the capital stock of Hims. Jules Maltz, a member of the board directors of Hims and New Hims, is affiliated with Institutional Venture Partners.

Sale of Series B-2 Preferred Stock

In June and July 2018, Hims sold an aggregate of 28,931,833 shares of its Series B-2 Preferred Stock at a purchase price of $1.7282 per share to accredited investors for an aggregate purchase price of approximately $50 million. Each share of Series B-2 Preferred Stock converted into shares of Hims Class A common stock in connection with the Hims Recapitalization and then exchanged for Class A common stock upon completion of the Business Combination, as provided in the Merger Agreement.

The following table summarizes purchases of shares of Hims’ Series B-2 Preferred Stock by its executive officers, directors, and holders of more than 5% of its capital stock.

	Shares of Series B-2 Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Consideration ($)
Atomic Labs II, L.P.(1)	6,171,136	$10,664,957
Redpoint Ventures VI, L.P.(2)	1,998,032	$3,452,999
Redpoint Associates VI, L.L.C.(3)	61,794	$106,792
Forerunner Partners III, L.P. (4)	1,820,611	$3,146,380
Institutional Venture Partners XVI, L.P.(5)	7,232,959	$12,500,000
Institutional Venture Partners XV, L.P.(6)	7,194,683	$12,433,851
Institutional Venture Partners XV Executive Fund, L.P.(7)	38,276	$66,149

Total	24,517,491	$42,371,128

(1)

Atomic Labs II, L.P. held more than 5% of the capital stock of Hims. Andrew Dudum, chief executive officer and director of Hims and New Hims, and Jack Abraham, a former member of the Hims board of directors and its prior president, are both affiliated with Atomic Labs II, L.P.

(2)	Redpoint Ventures VI, L.P. held more than 5% of the capital stock of Hims. Alex Bard, a member of the board directors of Hims and New Hims, is affiliated with Redpoint Ventures.
(3)

Redpoint Associates VI, L.L.C. is affiliated with Redpoint Ventures, which held more than 5% of the capital stock of Hims. Alex Bard, a member of the board directors of Hims and New Hims, is affiliated with Redpoint Ventures.

(4)	Forerunner Partners III, L.P. held more than 5% of the capital stock of Hims. Kirsten Green, a member of the board directors of Hims and New Hims, is affiliated with Forerunner Partners III, L.P.
(5)

Institutional Venture Partners XVI, L.P. held more than 5% of capital stock in Hims. Jules Maltz, a member of the board directors of Hims and New Hims, is affiliated with Institutional Venture Partners.

(6)

Institutional Venture Partners XV, L.P. held more than 5% of capital stock in Hims. Jules Maltz, a member of the board directors of Hims and New Hims, is affiliated with Institutional Venture Partners.

(7)

Institutional Venture Partners XV Executive Fund is an affiliate of Institutional Venture Partners XVI, L.P., which held more than 5% of the capital stock of Hims. Jules Maltz, a member of the board directors of Hims and New Hims, is affiliated with Institutional Venture Partners.

Sale of Series C Preferred Stock

In March April, June and August 2019, Hims sold an aggregate of 29,623,203 shares of its Series C Preferred Stock at a purchase price of $3.47 per share to accredited investors for an aggregate purchase price of approximately $102.8 million. Each share of Series C Preferred Stock was converted into shares of Hims Class A common stock in connection with the Hims Recapitalization and then exchanged for Class A common stock upon completion of the Business Combination, as provided in the Merger Agreement.

The following table summarizes purchases of shares of Hims’ Series C Preferred Stock by its executive officers, directors, and holders of more than 5% of its capital stock.

	Shares of Series C Convertible Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Consideration ($)
Disruptive Technology Solutions XI, LLC(1)	12,307,918	$42,708,475
Forerunner Partners III, L.P.(2)	288,184	$999,998
Redpoint Ventures VI, L.P.(3)	559,078	$1,940,001
Redpoint Associates VI, LLC(4)	17,291	$60,000
Thrive Capital Partners V, L.P.(5)	70,738	$245,461
Claremount V Associates, L.P.(6)	1,308	$4,539
Institutional Venture Partners XV, L.P.(7)	1,433,298	$4,973,544
Institutional Venture Partners XVI, L.P.(8)	1,440,922	$4,999,999
Institutional Venture Partners XV Executive Fund, L.P.(9)	7,624	$26,456
Define Ventures Fund I, L.P. (10)	288,184	$999,998

Total	16,414,545	$56,958,471

(1)	Disruptive Technology Solutions XI, LLC holds more than 5% of capital stock in Hims.
(2)	Forerunner Partners III, L.P. holds more than 5% of capital stock in Hims, Kirsten Green a member of Hims’ board of directors, is affiliated with Forerunner Partners III, L.P.
(3)	Redpoint Ventures VI, L.P. holds more than 5% of the capital stock of Hims. Alex Bard, a member of Hims’ board of directors, is affiliated with Redpoint Ventures.
(4)

Redpoint Associates VI, L.L.C. is affiliated with Redpoint Ventures, which holds more than 5% of the capital stock of Hims. Alex Bard, a member of Hims’ board of directors, is affiliated with Redpoint Ventures.

(5)	Thrive Capital Partners V, L.P. holds more than 5% of the capital stock of Hims.
(6)	Claremount V Associates, L.P. is an affiliate of Thrive Capital Partners V, L.P. holds more than 5% of the capital stock of Hims.
(7)	Institutional Venture Partners XV, L.P. holds more than 5% of capital stock in Hims. Jules Maltz, a member of Hims’ board directors, is affiliated with Institutional Venture Partners.
(8)	Institutional Venture Partners XVI, L.P. holds more than 5% of capital stock in Hims. Jules Maltz, a member of Hims’ board directors, is affiliated with Institutional Venture Partners.
(9)

Institutional Venture Partners XV Executive Fund, L.P. Fund is an affiliate of Institutional Venture Partners XVI, L.P., which holds more than 5% of capital stock in Hims. Jules Maltz, a member of Hims’ board directors, is affiliated with Institutional Venture Partners.

(10)	Lynne Chou O’Keefe, a member of Hims’ board directors, is affiliated with Define Ventures Fund I, L.P.

Sale of Series D Preferred Stock

In March, April and July 2020, Hims sold an aggregate of 16,495,335 shares of its Series D Preferred Stock at a purchase price of $3.1545 per share to accredited investors for an aggregate purchase price of approximately $52 million. Each share of Series D Preferred Stock was converted into shares of Hims Class A common stock in connection with the Hims Recapitalization and then exchanged for Class A common stock upon completion of the Business Combination, as provided in the Merger Agreement.

The following table summarizes purchases of shares of Hims’ Series D Preferred Stock by its executive officers, directors, and holders of more than 5% of its capital stock.

	Shares of Series D Convertible Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Consideration ($)
Disruptive Technology Solutions XI, LLC(1)	2,219,052	$7,000,000
Institutional Venture Partners XV, L.P.(2)	835,625	$2,635,979
Institutional Venture Partners XVI, L.P.(3)	840,070	$2,650,001
Institutional Venture Partners XV Executive Fund, L.P.(4)	4,445	$14,022
Redpoint Ventures VI, L.P.(5)	307,497	$969,999
Redpoint Associates VI, L.L.C.(6)	9,510	$29,999
NewView Capital Fund I, L.P.(7)	1,585,037	$4,999,999
Forerunner Builders II, L.P.(8)	1,664,289	$5,250,000

Total	7,465,525	$23,549,999

(1)	Disruptive Technology Solutions XI, LLC held more than 5% of capital stock in Hims.
(2)

Institutional Venture Partners XV, L.P. held more than 5% of capital stock in Hims. Jules Maltz, a member of the board directors of Hims and New Hims, is affiliated with Institutional Venture Partners.

(3)

Institutional Venture Partners XVI, L.P. held more than 5% of capital stock in Hims. Jules Maltz, a member of the board directors of Hims and New Hims, is affiliated with Institutional Venture Partners.

(4)

Institutional Venture Partners XV Executive Fund, L.P. Fund is an affiliate of Institutional Venture Partners XVI, L.P., which held more than 5% of capital stock in Hims. Jules Maltz, a member of the board directors of Hims and New Hims, is affiliated with Institutional Venture Partners.

(5)	Redpoint Ventures VI, L.P. held more than 5% of the capital stock of Hims. Alex Bard, a member of the board directors of Hims and New Hims, is affiliated with Redpoint Ventures.
(6)

Redpoint Associates VI, L.L.C. is affiliated with Redpoint Ventures, which held more than 5% of the capital stock of Hims. Alex Bard, a member of the board directors of Hims and New Hims, is affiliated with Redpoint Ventures.

(7)	NewView Capital Fund I, L.P. is affiliated with NewView HMS SPV, LLC, which held more than 5% of the capital stock of Hims.
(8)

Forerunner Builders II, L.P. is an affiliate of Forerunner Partners III, L.P., which held more than 5% of capital stock in Hims, Kirsten Green, a member of the board directors of Hims and New Hims, is affiliated with Forerunner Partners III, L.P.

Amended and Restated Investors’ Rights Agreement

In October 2020, Hims entered into an Amended and Restated Investors’ Rights Agreement (the “A&R IRA” and together with the Sponsor Registration Rights Agreement, the “Registration Rights Agreements”) that became effective upon the completion of the Business Combination. Under the terms of the A&R IRA, Hims assigned its obligations under the A&R IRA to New Hims such that New Hims is obligated to take steps to register the shares of Class A common stock held by the former Hims Stockholders after the Closing. The following former holders of more than 5% of Hims’ capital stock are party to the A&R IRA: entities affiliated with Thrive Capital Partners V, L.P., entities affiliated with F41 Investments, LLC, entities affiliated with Atomic Labs II, L.P., entities affiliated with Institutional Venture Partners XVI, L.P., entities affiliated with Redpoint Ventures VI, L.P., entities affiliated with NewView HMS SPV, LLC, Disruptive Technology Solutions XI, LLC, and entities affiliated with Forerunner Partners III, L.P. Certain of our directors are affiliated with these stockholders, as set forth in the footnotes in the “—Equity Financings” section below. These stockholders are entitled to rights with respect to the registration of their shares of Class A common stock. In particular, the A&R IRA provides such Hims Stockholders with the following rights and obligations:

•

Shelf registration rights. Certain holders of Class A common stock will be entitled to include such shares in the Resale Shelf Registration Statement to be filed by New Hims no later than forty five (45) days following the Closing Date, subject to the terms described above in “Sponsor Registration Rights Agreement—Shelf Registration Rights.”

•

Piggyback registration rights. At any time after the Closing Date, if New Hims proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, parties to the Amended and Restated Investors’ Rights Agreement are entitled to include their registrable securities in such registration statement.

•

Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by New Hims and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The A&R IRA contains customary cross-indemnification provisions, under which New Hims is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to New Hims, and holders of registrable securities are obligated to indemnify New Hims for material misstatements or omissions attributable to them.

•

Termination of Registration Rights. A party to the A&R IRA is no longer entitled to exercise registration rights under that agreement (i) at a time that is more than five years after the Closing Date, (ii) as to a particular party, such earlier time at which such party (a) can sell all of its securities in compliance with Rule 144(b)(1)(i) or (b) holds one percent (1%) or less of New Hims’ outstanding capital stock and all registrable securities held by such party can be sold under Rule 144 without restriction during any three month period.

•

Lock-up. Each party to the Amended and Restated Investor Rights Agreement agreed that it will not, without the prior written consent of New Hims, during the period commencing on the Closing Date and ending on the date that is one hundred eighty (180) days after the Closing Date (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock issued or issuable to such party pursuant to the Merger Agreement (collectively, the “Lock-Up Shares”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares. Notwithstanding the foregoing, if, at any time beginning 90 days after the Closing Date (the “Earliest Release Date”), the closing price of the Class A common stock equals or exceeds 133% of the closing price per share of Class A common stock on the Closing Date (as adjusted for stock splits, reverse splits, recapitalizations, reorganizations, and any similar transaction) for any 10 trading days within any 20 trading day period (with the calculation including the 20 trading day period immediately prior to the Earliest Release Date), then 25% of each party’s Lock-Up Shares (which, for purposes of holders of options, shall only include options that have vested as of such date) will be automatically released from the lock-up restrictions as of the last day of such 20 trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.

Indemnification Agreements

The New Hims certificate of incorporation contains provisions limiting the liability of directors, and the New Hims bylaws provides that New Hims will indemnify each of its directors and officers to the fullest extent permitted under Delaware law. New Hims’ certificate of incorporation and bylaws provide its board of directors with discretion to indemnify its employees and other agents when determined appropriate by the board. In addition, New Hims has entered into an indemnification agreement with each of its directors and executive officers, which require it to indemnify them. For more information regarding these agreements, see the section titled “Description of Securities—Limitation on Liability and Indemnification of Officers and Directors.” As a matter of practice, prior to the completion of the Business Combination, Hims entered into comparable agreements to indemnify its directors.

Loans to Executive Officers and Directors

In May 2018, Hims entered into a partial-recourse promissory note with Jack Abraham, its prior president and a former member of the Hims board of directors. The note was entered into with Mr. Abraham in connection with his exercise of an option to purchase 3,563,676 shares of Hims Class A common stock at a purchase price of $0.18 per share. The aggregate original principal amount of the note was $641,462. The loan bore interest at a rate of 2.94% per annum, compounded annually. As of September 30, 2020, the outstanding balance of the loan was approximately $687,699, including principal of approximately $641,462 and total accrued unpaid interest of approximately $46,207. Repayment of the note was secured by a stock pledge agreement. Mr. Abraham repaid $693,771.20, all amounts due under the promissory note, prior to the Closing. Mr. Abraham has no further obligations under the promissory note.

In May 2018, Hims entered into a partial-recourse promissory note with Andrew Dudum, its Chief Executive Officer and a member of the Hims board of directors. The note was entered into with Mr. Dudum in connection with his exercise of an option to purchase 28,412,741 shares of Hims Class A common stock at a purchase price of $0.18 per share. The aggregate original principal amount of the note was $5,114,293. The loan bore interest at a rate of 2.94%, per annum, compounded annually. As of September 30, 2020, the outstanding balance of the loan was approximately $5,482,699 including principal of approximately $5,114,293 and total accrued unpaid interest of approximately $368,406. Repayment of the note was secured by a stock pledge agreement. Mr. Dudum forfeited 3285,466 shares of Class A common stock in full satisfaction of the amounts due under the note. Mr. Dudum has no further obligations under the promissory note.

In September 2018, Hims entered into a partial-recourse promissory note with Soleil Boughton, its Chief Legal Officer. The note was entered into with Ms. Boughton in connection with her option to purchase 350,000 shares of Hims Class A common stock at a purchase price of $0.70 per share. The aggregate original principal amount of the note was $245,000. The loan bore interest at a rate of 3.02%, per annum, compounded annually. As of September 30, 2020, the outstanding balance of the loan was approximately $260,492, including principal of approximately $245,000 and total accrued unpaid interest of approximately $15,492. Repayment of the note was secured by a stock pledge agreement. Ms. Boughton repaid $262,865.30, all amounts due under the promissory note, prior to the Closing. Ms. Boughton has no further obligations under the promissory note.

In September 2019, Hims entered into another partial-recourse promissory note with Ms. Boughton. The note was entered into with Ms. Boughton in connection with her exercise of an option to purchase 400,000 shares of Hims Class A common stock at a purchase price of $0.79 per share. The aggregate original principal amount of the note was $316,000. The loan bore interest at a rate of 2.21%, per annum, compounded annually. As of September 30, 2020, the outstanding balance of the loan was approximately $323,110, including principal of approximately $316,000 and total accrued unpaid interest of approximately $7,110. Repayment of the note was secured by a stock pledge agreement. Ms. Boughton repaid $237,178.13 prior to Closing and forfeited 5,232 shares of Class A common stock in full satisfaction of all amounts due under the note. Ms. Boughton has no further obligations under the promissory note.

In August 2019, Hims loaned Melissa Waters, its then-Chief Marketing Officer, $1,422,000 pursuant to a partial-recourse promissory note for the purpose of financing the acquisition by her of 1,800,000 shares of Hims Class A common stock underlying a stock option. The loan accrues interest at a rate of 2.33% per annum and is due in full on the earlier of (i) August 21, 2029 or (ii) Hims’ consummation of a liquidity event as defined in our restated certificate of incorporation as in effect from time to time. As of September 30, 2020, the aggregate outstanding balance of the loan was approximately $547,115, including aggregate principal of $533,250 and aggregate accrued and unpaid interest of $13,865. Ms. Waters’ employment with Hims terminated in May 2020 and she is no longer an executive officer of Hims. Upon Ms. Waters’ departure from Hims, Hims repurchased approximately $888,750 worth of shares through the cancellation of $888,750 of Ms. Waters’ outstanding principal pursuant to this promissory note. To satisfy the remaining amounts due under the promissory note, Ms. Waters forfeited 32,719 shares of Class A common stock. Ms. Waters has no further obligations under this promissory note.

Warrants

On February 12, 2020, Hims issued warrants to Institutional Venture Partners XV, L.P. (“IVP”), a holder of greater than 5% of the capital stock of Hims, in relation to IVP’s $4,973,544 investment in Hims’ Series C Preferred Stock financing. This warrant was exercisable until February 12, 2027 for shares of Hims Series C Preferred Stock at a per-share price of $0.01 (subject to equitable adjustment in the event of any further stock split, stock dividend, reverse stock split or similar recapitalization event). In October 2020, IVP exercised the warrants by electing to purchase 288,183 shares of Hims Series C Preferred Stock.

On February 12, 2020, Hims issued a warrant to Forerunner Partners III, L.P. (“Forerunner”), a holder of greater than 5% of the capital stock of Hims, in relation to Forerunner’s investment in Hims’ Series C Preferred Stock financing. This warrant was exercisable until February 12, 2027 for shares of Series C Preferred Stock of Hims at a per-share price of $0.01 (subject to equitable adjustment in the event of any further stock split, stock dividend, reverse stock split or similar recapitalization event) (the “Forerunner Warrant”). On September 15, 2020, Forerunner exercised the Forerunner Warrant by electing to purchase 28,818 shares of Hims Series C Preferred Stock pursuant to the terms of the Forerunner Warrant.

On February 12, 2020, Hims issued a warrant to Disruptive Technology Solutions XI, LLC (“DTA”), a holder of greater than 5% of the capital stock of Hims, in relation to DTA’s investment in Hims’ Series C Preferred Stock financing. This warrant was exercisable until February 12, 2027 for shares of Series C Preferred Stock of Hims at a per-share price of $0.01 (subject to equitable adjustment in the event of any further stock split, stock dividend, reverse stock split or similar recapitalization event) (the “DTA Warrant”). On June 2, 2020, DTA exercised the DTA Warrant by electing to purchase 1,230,791 shares of Hims Series C Preferred Stock pursuant to the terms of the DTA Warrant.

On February 12, 2020, Hims issued a warrant to Redpoint Ventures VI, L.P. (“Redpoint Ventures”), a holder of greater than 5% of the capital stock of Hims, in relation to Redpoint Ventures’ investment in Hims’ Series C Preferred Stock financing. This warrant was exercisable until February 12, 2027 for shares of Series C Preferred Stock of Hims at a per-share price of $0.01 (subject to equitable adjustment in the event of any further stock split, stock dividend, reverse stock split or similar recapitalization event) (the “Redpoint Ventures Warrant”). On June 24, 2020, Redpoint Ventures exercised the Redpoint Ventures Warrant by electing to purchase 55,907 shares of Hims Series C Preferred Stock pursuant to the terms of the Redpoint Ventures Warrant.

On February 12, 2020, Hims issued a warrant to Define Ventures Fund I, L.P. (“Define Ventures”), in relation to Define Ventures’ investment in Hims’ Series C Preferred Stock financing. Lynne Chou O’Keefe, a member of the board directors of Hims and New Hims, is affiliated with Define Ventures. This warrant was exercisable until February 12, 2027 for shares of Series C Preferred Stock of Hims at a per-share price of $0.01 (subject to equitable adjustment in the event of any further stock split, stock dividend, reverse stock split or similar recapitalization event) (the “Define Ventures Warrant”). On October 20, 2020, Define Ventures exercised the Define Ventures Warrant by electing to purchase 28,818 shares of Hims Series C Preferred Stock pursuant to the terms of the Define Ventures Warrant.

Each share of Hims’ Series C Preferred Stock converted automatically into shares of Hims Class A common stock in connection with the Hims Recapitalization and ultimately into merger consideration pursuant to the Merger Agreement.

Secondary Sales

On September 23, 2019, Andrew Dudum, Hims’ Chief Executive Officer and a member of its board of directors, sold 1,627,132 shares of Hims Class A common stock to third party purchasers at $2.7656 per share for aggregate consideration of $4,499,996 pursuant to Class A Common Stock Purchase Agreements. Under the terms of that certain Master Collaboration Agreement between Hims and such third party purchasers, the purchasers were granted a put right entitling them to sell the shares purchased from Mr. Dudum to Hims at $2.7656 per share for a defined period. The put right expired on March 23, 2020 without the purchasers exercising their rights to sell the shares purchased from Mr. Dudum to Hims.

Hims Pre-Closing Redemption

Prior to Closing, Hims offered to repurchase and cancel up to $75.0 million of its capital stock from certain eligible Hims Stockholders for a per share amount of cash, payable concurrently with or immediately following the Closing, equal to $4.56 (the “Hims Pre-Closing Redemption”). Only eligible Hims Stockholders were permitted to participate in the Hims Pre-Closing Redemption. A Hims Stockholder was eligible to sell shares of Hims capital stock in the Hims Pre-Closing Redemption if such stockholder was (i) a current employee of Hims (excluding consultants and advisors) that had been employed by Hims for one year or more as of the date that the Hims Pre-Closing Redemption was launched or (ii) a holder of Hims capital stock that together with its affiliates, including affiliated funds, held less than 5% of the issued and outstanding shares of Hims capital stock as of the date that the Hims Pre-Closing Redemption was launched. Hims Stockholders participating in the Hims Pre-Closing Redemption were subject to participation caps. No eligible participant was permitted sell more than 10% of the outstanding shares of Hims capital stock held by such participant in the Hims Pre-Closing Redemption. Directors, officers and members of Hims’ senior management team were further restricted and not permitted to sell more than 7% of their outstanding shares of Hims capital stock in the Hims Pre-Closing Redemption. Hims, subject to the consent of OAC, could elect to waive the eligibility criteria and participation caps set forth above in order to repurchase all outstanding shares from certain Hims Stockholders who do not qualify as “Accredited Investors,” as defined pursuant to the rules and regulations promulgated under the Securities Act. To the extent eligible based on the criteria set forth above, the executive officers of Hims and certain funds affiliated with directors were permitted to participate in the Hims Pre-Closing Redemption. See “Management” for a list of Hims’ executive officers, all of which serve New Hims following the Business Combination.

Hims repurchased and cancelled approximately $22.0 million of shares of Hims Class A common stock at a price of $4.56 per share in the Hims Pre-Closing Redemption. A trust affiliated with the Chief Executive Officer, Andrew Dudum, sold 3,038,723 shares of Hims Class A Common Stock in the Hims Pre-Closing Redemption for gross proceeds of approximately $13.9 million. Spencer Lee, the Chief Financial Officer of New Hims, exercised an option to purchase 108,995 shares of Hims Class A Common Stock and sold the underlying shares in the Hims Pre-Closing Redemption for net proceeds of approximately $0.4 million.

Post-Closing Incentive Bonus

Prior to the Business Combination, we announced that our Board or a committee thereof may award bonuses to certain Hims employees, including members of management, after the Closing of the Business Combination in an aggregate amount of up to $10.0 million. The bonuses are intended to reward employees who made significant contributions in connection with the Business Combination. Up to 50% of such bonuses may be allocated in the form of Class A common stock or other equity awards exercisable or settleable for Class A common stock. Such equity awards may be subject to specified vesting conditions. Our Board or a committee thereof has complete discretion whether or not to award these bonuses and how such bonuses are allocated among eligible employees. Our Board or a committee thereof will also determine the mix of cash and equity bonus awards. On February 5, 2021, our Board, following a recommendation by our compensation committee, awarded a total of approximately $5.2 million in cash bonuses to our executive officers and certain other employees who made significant contributions in connection with the Business Combination.

Dudum Family Relationships

In addition to serving as Chief Executive Officer of Hims, Mr. Dudum is an employee at Atomic Labs, LLC (“Atomic Labs”), a venture capital startup studio that launched Hims and provided initial capital and governance support. He also serves as managing member of Atomic GP II, LLC, which is the general partner of Atomic Labs II, L.P. Atomic Labs provided Hims with office space, back-office professional services, and administrative operating expenses. Additionally, an entity affiliated with Atomic Labs (such entity, the “Atomic Affiliate”) provided professional services to Hims, primarily to support engineering and operations functions. All services were provided at cost. For the years ended December 31, 2019 and 2018, Hims recorded a total of $3.2 million and $3.5 million, respectively, for payments made to Atomic Labs and the Atomic Affiliate for services performed and costs incurred on behalf of Hims. The accounts payable balances related to Atomic Labs and the Atomic Affiliate were less than $0.1 million and $0.2 million as of December 31, 2019 and 2018, respectively.

Elena Dudum, sister of Andrew Dudum, served as a product manager beginning in April 2018 through January 2020. During the years ended December 31, 2017, 2018 and 2019, Ms. Dudum had total cash compensation, including base salary, bonus and other compensation, of $0, $93,388, and $139,298, respectively. Ms. Dudum resigned from her employment with Hims in January 2020 and, in exchange for executing a general release and waiver of claims against Hims, received a lump-sum cash payment of $200. In connection with the commencement of her employment, in April 2018 Ms. Dudum was granted an option to purchase 175,000 shares of Hims Class A common stock, of which she had vested into 72,916 shares as of her resignation date, all of which she exercised.

John Jack Dudum, Jr., cousin of Andrew Dudum, previously served as an advisor to Hims, but his compensation did not exceed the disclosure threshold in any of the past three fiscal years.

Danielle Dudum, sister of Andrew Dudum, is affiliated with Cherubic Ventures Fund III, L.P. and Cherubic Ventures SSG VII Ltd. (together, “Cherubic Ventures”). Cherubic Ventures Fund III, L.P. purchased 3,971,405 shares of Series A Preferred Stock in a transaction with another stockholder of Hims. This stockholder purchased 1,190,901 shares of Series B Preferred Stock from Hims for aggregate consideration equal to approximately $1.0 million. Cherubic Ventures SSG VII Ltd. Purchased from Hims 720,460 shares of Series C Preferred Stock and a warrant to purchase 72,046 shares of Series C Preferred Stock at $0.01 per share for consideration equal to approximately $2.5 million. Mr. Dudum is also an advisor to Cherubic Ventures.

Miscellaneous

The spouse of Hims’ Chief Operating Officer, Melissa Baird, is the Chief Executive Officer and a stockholder of an entity that licenses certain commercially available software used by Hims in the ordinary course of its business. Amounts paid by Hims to this entity have not exceeded $120,000 in any completed fiscal year. Hims is currently negotiating a new agreement with this entity that may involve payments in excess of $120,000 in future reporting periods.

Policies and Procedures for Related Party Transactions

New Hims has adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which New Hims or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds the lesser of $120,000 or one percent of the average of New Hims’ total assets at year end for the last two completed fiscal years, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of New Hims’ officers or one of New Hims’ directors;

•	any person who is known by New Hims to be the beneficial owner of more than five percent (5%) of its voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

New Hims has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee has the responsibility to review related party transactions.

All of the transactions described in this section were entered into prior to the adoption of this policy.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A common stock and Class V common stock as of February 4, 2021 by:

•	each person known by us to be the beneficial owner of more than 5% of outstanding Class A common stock;

•	each of our current named executive officers and directors; and

•	all of our current executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of our Class A common stock is based on 181,487,235 shares of Class A common stock issued and outstanding as of February 4, 2021.

Unless otherwise indicated, we believe that each person named in the table below has sole voting and investment power with respect to all shares of common stock beneficially owned by him.

Name and Address of Beneficial Owners(1)	Number of Shares of New Hims Class A Common Stock(2)%		Number of Shares of New Hims Class V Common Stock	%	% of Total Voting Power(3)
Directors and current named executive officers:
Andrew Dudum(4)	26,575,868	14.1%	8,377,623	100%	90.1%
Spencer Lee(5)	1,909,313	1.0%	—	—	*
Melissa Baird(6)	2,344,954	1.3%	—	—	*
Alex Bard(7)	10,438,673	5.8%	—	—	*
Toby Cosgrove(8)	90,596	*	—	—	*
Kirsten Green(9)	9,796,827	5.4%	—	—	*
Jules Maltz(10)	20,486,981	11.3%	—	—	1.2%
Lynne Chou O’Keefe(11)	158,520	*	—	—	*
David Wells	—	—	—	—	—
All directors and executive officers as a group (11 persons) (12)	73,003,119	37.6%	8,377,623	100%	92.2%
Entities affiliated with Atomic Labs(13)	10,883,142	6.0%	—	—	*
Entities affiliated with Forerunner Ventures(14)	9,796,827	5.4%	—	—	*
Entities affiliated with Institutional Venture Partners(15)	20,486,981	11.3%	—	—	1.2%
Entities affiliated with NewView Capital(16)	14,777,289	8.1%	—	—	*
Entities affiliated with Redpoint Ventures(17)	10,438,673	5.8%	—	—	*
Entities affiliated with Thrive Capital Partners V, L.P.(18)	15,389,541	8.5%	—	—	*
Jack Abraham(19)	24,205,808	13.3%	—	—	1.5%
Disruptive Technology Solutions XI, LLC(20)	9,237,917	5.1%	—	—	*

*	Less than 1%
1.	Unless otherwise noted, the business address of each executive officer and director is 2269 Chestnut Street, #523, San Francisco, California 94123.
2.

Beneficial ownership as of February 4, 2021 is based on (A) 181,487,235 shares of our Class A common stock outstanding as of such date and (B) 8,377,623 shares of our Class V common stock outstanding as of such date. For purposes of calculating shares outstanding and the beneficial ownership of each stockholder in the table above, shares of our Class A Common Stock underlying assumed RSUs and Earn Out RSUs were excluded because such shares may not be settled or exercisable within 60 days.

3.

Percentage of total voting power represents voting power with respect to all shares of Class A common stock and Class V common stock, held beneficially as a single class. The holders of Class V common stock are entitled to 175 votes per share, and holders of Class A common stock are entitled to one vote per share.

4.

Includes (i) 9,310,945 shares of Class A common stock held by trusts affiliated with Mr. Dudum, (ii) 8,377,623 shares of Class V common stock held by a trust affiliated with Mr. Dudum, (iii) 1,762,436 Earn Out Shares held by trusts affiliated with Mr. Dudum, (iv) 7,077,074 shares of Class A common stock underlying stock options exercisable within 60 days, (v) 110,610 warrants exercisable for shares of Class A common stock held by trusts affiliated with Mr. Dudum, (vi) 7,531,800 shares of Class A common stock held by Atomic Labs II, L.P., (vii) 736,765 Earn Out Shares held by Atomic Labs II, L.P. and (viii) 46,238 warrants exercisable for shares of Class A common stock held by Atomic Labs II, L.P. Mr. Dudum may be deemed to share voting or dispositive power over the shares held by Atomic Labs II, L.P.

5.	Includes 1,909,313 shares of Class A common stock underlying stock options exercisable within 60 days.
6.

Includes (i) 90,596 shares of Class A common stock, (ii) 8,862 Earn Out Shares, (iii) 556 warrants exercisable for shares of Class A common stock and (iv) 2,244,940 shares of Class A common stock underlying stock options exercisable within 60 days.

7.	Includes the shares of Class A common stock referenced in footnote 17.
8.	Includes 90,596 shares of Class A common stock underlying a stock option exercisable within 60 days.
9.	Includes the shares of Class A common stock referenced in footnote 14.
10.	Includes the shares of Class A common stock referenced in footnote 15.
11.

Includes (i) 143,594 shares of Class A common stock held by Define Ventures Fund I, L.P., (ii) 881 warrants exercisable for shares of Class A common stock held by Define Ventures Fund I, L.P. and (iii) 14,045 Earn Out Shares held by Define Ventures Fund I, L.P. Ms. Chou O’Keefe may be deemed to share voting or dispositive power over the shares held by Define Ventures Fund I, L.P.

12.

Includes (i) 54,299,121 shares of Class A common stock, (ii) 6,163,697 Earn Out Shares, (iii) 12,183,490 shares of Class A common stock underlying stock options exercisable within 60 days, (iv) 386,811 warrants exercisable for shares of Class A common stock and (v) 8,377,623 shares of Class V common stock.

13.

Includes (i) 1,185,965 shares of Class A common stock, 116,011 Earn Out Shares and 7,280 warrants exercisable for shares of Class A common stock held by Atomic Labs I, L.P., (ii) 886,494 shares of Class A common stock, 86,717 Earn Out Shares and 5,442 warrants exercisable for shares of Class A common stock held by Atomic Labs I-B, L.P., (iii) 7,531,800 shares of Class A common stock, 736,765 Earn Out Shares and 46,238 warrants exercisable for shares of Class A common stock held by Atomic Labs II, L.P. and (iv) 254,023 shares of Class A common stock, 24,848 Earn Out Shares and 1,559 warrants exercisable for shares of Class A common stock held by Atomic Incentives, LLC. Jack Abraham is the majority member and sole manager of Atomic Labs, LLC, which is the sole member and manager of Atomic Incentives, LLC. In addition, Jack Abraham is the sole member of Atomic Labs GP I, LLC, which is the general partner and manager of Atomic Labs I, L.P. and Atomic Labs, I-B, L.P. Atomic Labs GP I, LLC has designated its management rights as manager of Atomic Labs I, L.P. and Atomic Labs I-B, L.P. to Atomic Labs, LLC. Both Jack Abraham and Andrew Dudum, who serves as Chief Executive Officer and as a director of New Hims, are managing members of Atomic GP II, LLC. Atomic GP II, LLC is the general partner and manager of Atomic Labs II, L.P. Atomic GP II, LLC has designated its management rights as manager of Atomic Labs II, L.P. to Atomic Labs, LLC. As majority member and sole manager of Atomic Labs, LLC, Jack Abraham may be deemed to have voting and dispositive power over the shares held by Atomic Labs I, L.P., Atomic Labs I-B, L.P., Atomic Labs II, L.P. and Atomic Incentives, LLC. The business address of each of the entities identified in this footnote is c/o Atomic Labs, LLC, 1 Letterman Drive, Suite C-3500, San Francisco, CA 94129.

14.

Includes (i) 753,889 shares of Class A common stock, 73,745 Earn Out Shares and 4,628 warrants exercisable for shares of Class A common stock held by Forerunner Builders II, L.P. and (ii) 8,120,380 shares of Class A common stock, 794,335 Earn Out Shares and 49,850 warrants exercisable for shares of Class A common stock held by Forerunner Partners III, L.P. Forerunner Ventures GP III, LLC is the general partner of Forerunner Builders II, L.P. and Forerunner Partners III, L.P. Kirsten Green and Eurie Kim are the managing members of Forerunner Ventures GP III, LLC and may be deemed to share voting and dispositive power over the shares held by Forerunner Builders II, L.P. and Forerunner Partners III, L.P. The

business address of each of the entities identified in this footnote is c/o Forerunner Ventures, 1161 Mission Street, Suite 300, San Francisco, CA 94103.
15.

Includes (i) 49,097 shares of Class A common stock, 4,798 Earn Out Shares and 297 warrants exercisable for shares of Class A common stock held by Institutional Venture Partners XV Executive Fund, L.P. (“IVP XV Executive Fund”), (ii) 9,229,772 shares of Class A common stock, 902,859 Earn Out Shares and 56,659 warrants exercisable for shares of Class A common stock held by Institutional Venture Partners XV Fund, L.P. (“IVP XV”) and (iii) 9,278,875 shares of Class A common stock, 907,663 Earn Out Shares and 56,961 warrants exercisable for shares of Class A common stock held by Institutional Venture Partners XVI Fund, L.P. (“IVP XVI”). Institutional Venture Management XV LLC is the general partner of IVP XV Executive Fund and IVP XV. Institutional Venture Management XVI LLC is the general partner of Institutional Venture Management XVI LLC. Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, Jules A. Maltz, J. Sanford Miller and Dennis B. Phelps are the managing directors of Institutional Venture Management XV LLC and Institutional Venture Management XVI LLC and may be deemed to share voting and dispositive power over the shares held by IVP XV Executive Fund, IVP XV and IVP XVI. The business address of each of the entities identified in this footnote is c/o Institutional Venture Partners, 3000 Sand Hill Road, Building 2 Suite 250, Menlo Park, CA 94025.

16.

Includes (i) 4,596,532 shares of Class A common stock, 449,633 Earn Out Shares and 28,216 warrants exercisable for shares of Class A common stock held by NewView Capital Fund I, L.P. (“NewView Fund I”) and (ii) 8,789,186 shares of Class A common stock, 859,764 Earn Out Shares and 53,958 warrants exercisable for shares of Class A common stock held by NewView HMS SPV, LLC (“NewView SPV”). NewView Capital Partners I, LLC is the general partner of NewView Fund I and NewView HMS Partners, LLC is the managing member of NewView SPV. Ravi Viswanathan is the managing member of NewView Capital Partners I, LLC and the manager of NewView HMS Partners, LLC and therefore may be deemed to hold voting and dispositive power over the shares held by NewView Fund I and NewView SPV. The business address of each of the entities identified in this footnote is c/o NewView Capital, 1201 Howard Avenue, Suite 101, Burlingame, CA 94010.

17.

Includes (i) 9,172,003 shares of Class A common stock, 897,210 Earn Out Shares and 56,307 warrants exercisable for shares of Class A common stock held by Redpoint Ventures VI, L.P. (“RV VI”) and (ii) 283,667 shares of Class A common stock, 27,747 Earn Out Shares and 1,739 warrants exercisable for shares of Class A common stock held by Redpoint Associates VI, L.L.C. (“RA VI”). Redpoint Ventures VI, LLC (“RV VI LLC”) is the sole general partner of RV VI. Voting and dispositive decisions with respect to the shares held by RV VI and RA VI are made by the managers of RV VI LLC and RA VI: Alexander Bard, Jeffrey D. Brody, Satish Dharmaraj, Christopher B. Moore, Scott C. Raney, Tomasz Tunguz and David Yuan. The business address of each of the entities identified in this footnote is c/o Redpoint Ventures, 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, CA 94025.

18.

Includes (i) 13,687,284 shares of Class A common stock, 1,338,897 Earn Out Shares and 84,027 warrants exercisable for shares of Class A common stock held by Thrive Capital Partners V, L.P. (“Thrive V”) and (ii) 253,034 shares of Class A common stock, 24,748 Earn Out Shares and 1,551 warrants exercisable for shares of Class A common stock held by Claremount V Associates, L.P. (“Claremount V”). Thrive Partners V GP, LLC (“Thrive V GP”) is the general partner of each of Thrive V and Claremount V. Joshua Kushner is the sole managing member of Thrive V GP (the “Managing Member”) and, in his capacity as Managing Member of Thrive V GP, has voting and dispositive power over the shares held by Thrive V and Claremount V. The business address of each of the entities identified in this footnote is c/o Thrive Capital, 295 Lafayette Street, Suite 701, New York, NY 10012.

19.

Includes (i) the shares held by the entities affiliated with Atomic Labs referenced in footnote 13, (ii) 7,432,017 shares of Class A common stock, 727,004 Earn Out Shares and 45,626 warrants exercisable for shares of Class A common stock held by F41 Investments LLC, (iii) 653,593 shares of Class A common stock, 63,934 Earn Out Shares and 4,012 warrants exercisable for shares of Class A common stock held by Jack Abraham and (iv) 3,982,464 shares of Class A common stock, 389,567 Earn Out Shares and 24,449 warrants exercisable for shares of Class A common stock held by The Jack Abraham 2020 Irrevocable

Trust A. Mr. Abraham may be deemed to hold voting and dispositive power over all of these shares. The address of Mr. Abraham is Atomic Labs, LLC, 1 Letterman Drive, Suite C-3500, San Francisco, CA 94129.
20.

Includes 8,367,995 shares of Class A common stock, 818,556 Earn Out Shares and 51,366 warrants exercisable for shares of Class A common stock held by Disruptive Technology Solutions XI, LLC (“DTS XI”). Disruptive Technology Advisers LLC (“DTA”) is the investment adviser to DTS XI. Alexander Davis is the Chief Executive Officer of DTA and has sole voting and investment power with respect to the common stock held by DTS XI. The address for DTS XI is 1801 Century Park East, Suite 2220, Los Angeles, California 90067.

SELLING SECURITYHOLDERS

This prospectus relates to the offer and sale from time to time by the Selling Securityholders of (A) up to 174,516,077 shares of Class A common stock, consisting of (i) up to 7,500,000 shares of Class A common stock issued in the PIPE Financing; (ii) up to 3,773,437 shares of Class A common stock issued upon consummation of the Business Combination, in exchange for Class B ordinary shares originally issued in a private placement to the Sponsor; (iii) up to 136,191,471 shares of Class A common stock issued to former stockholders and advisors of Hims, Inc.; (iv) up to 8,377,623 shares of Class A common stock reserved for issuance by us upon conversion of Class V common stock held by trusts affiliated with Andrew Dudum, our Chief Executive Officer; (v) up to 14,153,520 Earn Out Shares; (vi) up to 615,940 shares of Class A common stock reserved for issuance by us upon exercise of assumed warrants to purchase Class A common stock held by former warrant holders of Hims, Inc. and (vii) up to 3,904,086 shares of Class A common stock that are issuable upon exercise of the private placement warrants and business combination warrants; and (B) up to 3,904,086 warrants.

In addition, this prospectus relates to the offer and sale of up to 6,708,315 shares of Class A common stock that are issuable by us upon the exercise of 6,708,315 public warrants that were previously registered by the holders thereof. Additionally, this prospectus relates to the offer and sale of (i) up to 3,012,500 shares of Class A common stock issuable by us upon exercise of 3,012,500 private placement warrants to purchase shares of Class A common stock originally issued to the Sponsor in a private placement by the holders thereof and (ii) up to 891,586 shares of Class A common stock issuable by us upon exercise of 891,586 business combination warrants to purchase shares of Class A common stock issued or issuable to former stockholders of Hims, Inc. by the holders thereof other than the initial holders.

The Selling Securityholders may from time to time offer and sell any or all of the shares of Class A common stock and warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Securityholders’ interest in the Class A common stock or warrants other than through a public sale.

The following table sets forth, as of February 12, 2021, the names of the Selling Securityholders, and the aggregate number of shares of Class A common stock and business combination and private placement warrants that the Selling Securityholders may offer pursuant to this prospectus. The table does not include the issuance by us of up to 6,708,315 shares of Class A common stock upon the exercise of the public warrants, each of which is also covered by this prospectus. For purposes of this table, we have assumed that the Selling Securityholders will have sold all of the securities covered by this prospectus upon the completion of the offering.

We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such securities. In particular, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Any changed or new information given to us by the Selling Securityholders, including regarding the identity of, and the securities held by, each Selling Securityholder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary.

Please see the section entitled “Plan of Distribution” for further information regarding the Selling Securityholders’ method of distributing these securities.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

For information regarding transactions between us and the Selling Securityholders, see the section titled “Certain Relationships and Related Person Transactions.”

	Common Stock Beneficially Owned Prior to Offering				% of Total Voting Power Prior to Offering(3)	Number of shares of Class A Common Stock Registered for Sale Hereby(4)		Common Stock Beneficially Owned After Offering				% of Total Voting Power After Offering	Business Combination and Private Placement Warrants					% Beneficially Owned After Offering
	Class A		Class V					Class A		Class V			Number Beneficially Owned Prior to Offering	% Beneficially Owned Prior to Offering	Number of Warrants Registered for Sale Hereby		Number Beneficially Owned After Offering
	Shares(2)%		Shares	%				Shares	%	Shares	%
Selling Securityholders(1)
Andrew Dudum(5)	26,575,868	14.1%	8,377,623	100%	90.1%	19,561,614	(5)	7,077,074	3.6%	—	—	3.6%	156,848	4.0%	110,610	(5)	—	—
Melissa Baird(6)	2,344,954	1.3%	—	—	*	100,014		2,244,940	1.2%	—	—	1.2%	556	*	556		—	—
Soleil Boughton(7)	816,005	*	—	—	*	369,820		446,185	*	—	—	*	2,085	*	2,085		—	—
Entities affiliated with Atomic Labs(8)	10,883,142	6.0%	—	—	*	10,883,142		—	—	—	—	—	60,519	1.6%	60,519		—	—
Entities affiliated with Forerunner Ventures(9)	9,796,827	5.4%	—	—	*	9,796,827		—	—	—	—	—	54,478	1.4%	54,478		—	—
Entities affiliated with Institutional Venture Partners(10)	20,486,981	11.3%	—	—	1.2%	20,486,981		—	—	—	—	—	113,917	2.9%	113,917		—	—
Entities affiliated with NewView Capital(11)	14,777,289	8.1%	—	—	*	14,777,289		—	—	—	—	—	82,174	2.1%	82,174		—	—
Entities affiliated with Redpoint Ventures(12)	10,438,673	5.7%	—	—	*	10,438,673		—	—	—	—	—	58,046	1.5%	58,046		—	—
Entities affiliated with Thrive Capital Partners V, L.P.(13)	15,389,541	8.5%	—	—	*	15,389,541		—	—	—	—	—	85,578	2.2%	85,578		—	—
Jack Abraham(14)	24,205,808	13.3%	—	—	1.5%	13,322,666	(14)	—	—	—	—	—	134,606	3.4%	134,606	(14)	—	—
Disruptive Technology Solutions XI, LLC(15)	9,237,917	5.1%	—	—	*	9,237,917		—	—	—	—	—	51,366	1.3%	51,366		—	—
Oaktree Acquisition Holdings, L.P.(16)	6,785,937	3.7%	—	—	*	6,785,937		—	—	—	—	—	3,012,500	77.2%	3,012,500		—	—
Alyeska Master Fund, L.P.(17)	400,000	*	—	—	*	400,000		—	—	—	—	—	—	*	—		—	—
Berlyson Master Fund LP(18)	200,000	*	—	—	*	200,000		—	—	—	—	—	—	*	—		—	—
Hongshan Limited(19)	1,000,000	*	—	—	*	1,000,000		—	—	—	—	—	—	*	—		—	—

	Common Stock Beneficially Owned Prior to Offering				% of Total Voting Power Prior to Offering(3)	Number of shares of Class A Common Stock Registered for Sale Hereby(4)	Common Stock Beneficially Owned After Offering				% of Total Voting Power After Offering	Business Combination and Private Placement Warrants				% Beneficially Owned After Offering
	Class A		Class V				Class A		Class V			Number Beneficially Owned Prior to Offering	% Beneficially Owned Prior to Offering	Number of Warrants Registered for Sale Hereby	Number Beneficially Owned After Offering
	Shares(2)%		Shares	%			Shares	%	Shares	%
Franklin Strategic Series—Franklin Small Cap Growth Fund(20)	1,000,000	*	—	—	*	1,000,000	—	—	—	—	—	—	*	—	—	—
Franklin Templeton Investment Funds—Franklin Technology Fund(21)	2,500,000	1.4%	—	—	*	2,500,000	—	—	—	—	—	—	*	—	—	—
Hess Partners 2017 LLC(22)	400,000	*	—	—	*	400,000	—	—	—	—	—	—	*	—	—	—
Hess Partners LP(23)	300,000	*	—	—	*	300,000	—	—	—	—	—	—	*	—	—	—
SS3H Ventures LLC(24)	300,000	*	—	—	*	300,000	—	—	—	—	—	—	*	—	—	—
Entities affiliated with Hudson Bay Capital Management LP(25)	606,267	*	—	—	*	400,000	206,267	*	—	—	*	—	*	—	—	—
Simsima Investments III Limited(26)	250,000	*	—	—	*	250,000	—	—	—	—	—	—	*	—	—	—
Maverick Fund II, Ltd.(27)	102,788	*	—	—	*	102,788	—	—	—	—	—	—	*	—	—	—
Maverick Fund USA, Ltd.(28)	129,965	*	—	—	*	129,965	—	—	—	—	—	—	*	—	—	—
Maverick Fund, L.D.C.(29)	117,247	*	—	—	*	117,247	—	—	—	—	—	—	*	—	—	—
Nineteen77 Global Multi-Strategy Alpha Master Limited(30)	184,600	*	—	—	*	184,600	—	—	—	—	—	—	*	—	—	—
Nineteen77 Global Merger Arbitrage Opportunity Fund(31)	30,800	*	—	—	*	30,800	—	—	—	—	—	—	*	—	—	—
Nineteen77 Global Merger Arbitrage Master Limited(32)	184,600	*	—	—	*	184,600	—	—	—	—	—	—	*	—	—	—
LionTree Advisors LLC(33)	250,000	*	—	—	*	250,000	—	—	—	—	—	—	*	—	—	—
7 Global Capital S.C.S(34)	1,274,047	*	—	—	*	1,274,047	—	—	—	—	—	7,084	*	7,084	—	—
Entities associated with 8VC(35)	2,314,876	1.3%	—	—	*	2,314,876	—	—	—	—	—	12,872	*	12,872	—	—

	Common Stock Beneficially Owned Prior to Offering				% of Total Voting Power Prior to Offering(3)	Number of shares of Class A Common Stock Registered for Sale Hereby(4)	Common Stock Beneficially Owned After Offering				% of Total Voting Power After Offering	Business Combination and Private Placement Warrants				% Beneficially Owned After Offering
	Class A		Class V				Class A		Class V			Number Beneficially Owned Prior to Offering	% Beneficially Owned Prior to Offering	Number of Warrants Registered for Sale Hereby	Number Beneficially Owned After Offering
	Shares(2)%		Shares	%			Shares	%	Shares	%
Entities associated with A-Fund(36)	158,518	*	—	—	*	158,518	—	—	—	—	—	879	*	879	—	—
Amity Supply LLC(37)	1,010,944	*	—	—	*	1,010,944	—	—	—	—	—	5,621	*	5,621	—	—
Andy Salamon(38)	451,352	*	—	—	*	451,352	—	—	—	—	—	2,510	*	2,510	—	—
AROD H/H, LLC(39)	497,248	*	—	—	*	497,248	—	—	—	—	—	2,764	*	2,764	—	—
Benjamin West(40)	182,291	*	—	—	*	182,291	—	—	—	—	—	1,013	*	1,013	—	—
CAVU Venture Partners II, L.P.(41)	868,075	*	—	—	*	868,075	—	—	—	—	—	4,827	*	4,827	—	—
Cherubic Ventures Fund III, L.P.(42)	2,581,522	1.4%	—	—	*	2,581,522	—	—	—	—	—	14,355	*	14,355	—	—
Cherubic Ventures SSG VII Ltd.(43)	396,306	*	—	—	*	396,306	—	—	—	—	—	2,203	*	2,203	—	—
Chester Ng(44)	1,276,653	*	—	—	*	1,276,653	—	—	—	—	—	7,099	*	7,099	—	—
Christopher Hiestand(45)	373,200	*	—	—	*	203,453	169,747	*	—	—	—	1,131	*	1,131	—	—
CPP Investment Board (USRE III) Inc.(46)	1,585,264	*	—	—	*	1,585,264	—	—	—	—	—	8,815	*	8,815	—	—
Define Ventures Fund I, L.P.(47)	158,520	*	—	—	*	158,520	—	—	—	—	—	881	*	881	—	—
Derris Brand LLC(48)	158,364	*	—	—	*	158,364	—	—	—	—	—	880	*	880	—	—
Donald Holly(49)	178,402	*	—	—	*	65,158	113,244	*	—	—	—	362	*	362	—	—
Ellen DaSilva(50)	226,408	*	—	—	*	55,506	170,902	*	—	—	—	308	*	308	—	—
Emily Kereiakes(51)	115,395	*	—	—	*	115,395	—	—	—	—	—	640	*	640	—	—
Gorilla Untact US, LLC(52)	1,131,014	*	—	—	*	1,131,014	—	—	—	—	—	6,289	*	6,289	—	—
HAH Investors, LLC(53)	771,655	*	—	—	*	771,655	—	—	—	—	—	4,291	*	4,291	—	—
Hayden Mills(54)	168,509	*	—	—	*	56,507	112,002	*	—	—	—	314	*	314	—	—
Hims Series D, a series of 7GC Hims Partners LLC(55)	256,336	*	—	—	*	256,336	—	—	—	—	—	1,425	*	1,425	—	—
IRONGREY(56)	792,618	*	—	—	*	792,618	—	—	—	—	—	4,407	*	4,407	—	—
John Meeks(57)	158,524	*	—	—	*	158,524	—	—	—	—	—	881	*	881	—	—
Jonathan Mumm(58)	184,744	*	—	—	*	65,158	119,586	*	—	—	—	362	*	362	—	—
Jonathan Sills(59)	575,650	*	—	—	*	320,213	255,437	*	—	—	—	1,780	*	1,780	—	—
Joseph Spector(60)	1,011,831	*	—	—	*	943,884	67,947	*	—	—	—	5,249	*	5,249	—	—

	Common Stock Beneficially Owned Prior to Offering				% of Total Voting Power Prior to Offering(3)	Number of shares of Class A Common Stock Registered for Sale Hereby(4)	Common Stock Beneficially Owned After Offering				% of Total Voting Power After Offering	Business Combination and Private Placement Warrants				% Beneficially Owned After Offering
	Class A		Class V				Class A		Class V			Number Beneficially Owned Prior to Offering	% Beneficially Owned Prior to Offering	Number of Warrants Registered for Sale Hereby	Number Beneficially Owned After Offering
	Shares(2)%		Shares	%			Shares	%	Shares	%
Maverick Advisors Fund, L.P.(61)	613,902	*	—	—	*	613,902	—	—	—	—	—	3,412	*	3,412	—	—
Maverick Ventures Investment Fund, L.P.(62)	1,104,742	*	—	—	*	1,104,742	—	—	—	—	—	6,140	*	6,140	—	—
MCF Gift Fund, Inc.(63)	477,248	*	—	—	*	477,248	—	—	—	—	—	2,654	*	2,654	—	—
McKesson Ventures, LLC(64)	1,585,249	*	—	—	*	1,585,249	—	—	—	—	—	8,814	*	8,814	—	—
Melissa Waters(65)	281,199	*	—	—	*	281,199	—	—	—	—	—	1,745	*	1,745	—	—
Mojo SPV 2, LLC(66)	164,115	*	—	—	*	164,115	—	—	—	—	—	912	*	912	—	—
Mojo SPV 3, LLC(67)	38,614	*	—	—	*	38,614	—	—	—	—	—	214	*	214	—	—
Mojo SPV 4, LLC(68)	39,630	*	—	—	*	39,630	—	—	—	—	—	220	*	220	—	—
National Philanthropic Trust(69)	317,820	*	—	—	*	317,820	—	—	—	—	—	1,766	*	1,766	—	—
Nima Abdolahzadehnasoody(70)	977,530	*	—	—	*	977,530	—	—	—	—	—	5,460	*	5,460	—	—
NPC Hims, LLC(71)	150,596	*	—	—	*	150,596	—	—	—	—	—	837	*	837	—	—
Nuyorican Productions, Inc.(72)	707,074	*	—	—	*	707,074	—	—	—	—	—	3,931	*	3,931	—	—
Pattern Brands, Inc.(73)	197,431	*	—	—	*	197,431	—	—	—	—	—	1,097	*	1,097	—	—
Quentin Lacornerie(74)	175,309	*	—	—	*	33,753	141,556	*	—	—	—	187	*	187	—	—
Radianx Capital, L.P.(75)	317,044	*	—	—	*	317,044	—	—	—	—	—	1,762	*	1,762	—	—
Radianx Plus Capital, L.P.(76)	317,044	*	—	—	*	317,044	—	—	—	—	—	1,762	*	1,762	—	—
Rome 1997 Capital Fund, LP(77)	530,275	*	—	—	*	530,275	—	—	—	—	—	2,948	*	2,948	—	—
Series C, a series of 7GC HIMS PARTNERS LLC(78)	374,395	*	—	—	*	374,395	—	—	—	—	—	2,081	*	2,081	—	—
SharesPost 100 Fund(79)	420,314	*	—	—	*	420,314	—	—	—	—	—	2,337	*	2,337	—	—
Sound Ventures II, L.P.(80)	812,068	*	—	—	*	812,068	—	—	—	—	—	4,516	*	4,516	—	—
SV Angel VI LP(81)	1,670,878	*	—	—	*	1,670,878	—	—	—	—	—	9,290	*	9,290	—	—

	Common Stock Beneficially Owned Prior to Offering				% of Total Voting Power Prior to Offering(3)	Number of shares of Class A Common Stock Registered for Sale Hereby(4)	Common Stock Beneficially Owned After Offering				% of Total Voting Power After Offering	Business Combination and Private Placement Warrants				% Beneficially Owned After Offering
	Class A		Class V				Class A		Class V			Number Beneficially Owned Prior to Offering	% Beneficially Owned Prior to Offering	Number of Warrants Registered for Sale Hereby	Number Beneficially Owned After Offering
	Shares(2)%		Shares	%			Shares	%	Shares	%
SVB Financial Group(82)	510,457	*	—	—	*	510,457	—	—	—	—	—	2,837	*	2,837	—	—
The Alex Rodriguez Revocable Trust Dated January 5, 1998(83)	294,229	*	—	—	*	294,229	—	—	—	—	—	1,636	*	1,636	—	—
Entities associated with The Founders Fund.(84)	2,818,266	1.6%	—	—	*	2,818,266	—	—	—	—	—	15,663	*	15,663	—	—
The Lopez Living Trust Dated April 7, 1999(85)	420,327	*	—	—	*	420,327	—	—	—	—	—	2,337	*	2,337	—	—
Valiant Employee Investment Fund, LLC(86)	158,520	*	—	—	*	158,520	—	—	—	—	—	881	*	881	—	—
W67 Investments LLC(87)	567,817	*	—	—	*	567,817	—	—	—	—	—	3,157	*	3,157	—	—
AROD Corporation(88)	210,163	*	—	—	*	210,163	—	—	—	—	—	1168	*	1168	—	—
All other Selling Stockholders(89)	1,795,624	*	—	—	*	1,655,555	—	—	—	—	—	9,164	*	9,164	—	—

*	Less than 1%
(1)	Unless otherwise noted, the business address of each executive officer and director of Hims & Hers Health, Inc. is 2269 Chestnut Street, #523, San Francisco, California 94123.
(2)

Beneficial ownership as of February 4, 2021 is based on (i) 181,487,235 shares of Class A common stock outstanding as of such date and (B) 8,377,623 shares of Class V common stock outstanding as of such date. Beneficial ownership of the warrants is based on a total of 3,904,086 private placement and business combination warrants outstanding as of February 4, 2021.

(3)

Percentage of total voting power represents voting power with respect to all shares of Class A Common Stock and Class V Common Stock, held beneficially as a single class. The holders of New Hims Class V Common Stock are entitled to 175 votes per share, and holders of Class A Common Stock are entitled to one vote per share. For more information about the voting rights of Common Stock, see the section below titled “Description of Securities.”

(4)	Excludes shares of Class A Common Stock underlying stock options exercisable within 60 days held by the Beneficial Owner
(5)

Includes (i) 9,310,945 shares of Class A Common Stock held by trusts affiliated with Mr. Dudum, (ii) 8,377,623 shares of Class V Common Stock held by a trust affiliated with Mr. Dudum, (iii) 1,762,436 Earn Out Shares held by trusts affiliated with Mr. Dudum, (iv) 7,077,074 shares of Class A Common Stock underlying stock options exercisable within 60 days, (v) 110,610 warrants held by trusts affiliated with Mr. Dudum (vi) 7,531,800 shares of Class A Common Stock held by Atomic Labs II, L.P., (vii) 736,765 Earn Out Shares held by Atomic Labs II, L.P. and (viii) 46,238 warrants held by Atomic Labs II, L.P. Mr. Dudum may be deemed to share voting or dispositive power over the shares held by Atomic Labs II, L.P. The number of shares registered for sale by Mr. Dudum excludes 7,077,074 shares of Class A Common Stock underlying stock options and all securities held by Atomic Labs II, L.P., but includes 8,377,623 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class V Common Stock. The number of warrants registered for sale by Mr. Dudum excludes the 46,238 warrants held by Atomic Labs II, L.P. The shares of Class A Common Stock and warrants held by Atomics Labs II, L.P. are registered for sale pursuant to footnote 8.

(6)

Includes (i) 90,596 shares of Class A Common Stock, (ii) 8,862 Earn Out Shares, (iii) 556 warrants and (iv) 2,244,940 shares of Class A Common Stock underlying stock options exercisable within 60 days.

(7)

Includes (i) 334,503 shares of Class A Common Stock, (ii) 33,232 Earn Out Shares, (iii) 2,085 warrants and (iv) 446,185 shares of Class A Common Stock underlying stock options exercisable within 60 days.

(8)

Includes (i) 1,185,965 shares of Class A Common Stock, 116,011 Earn Out Shares and 7,280 warrants held by Atomic Labs I, L.P., (ii) 886,494 shares of Class A Common Stock, 5,442 Earn Out Shares and 5,442 warrants held by Atomic Labs I-B, L.P., (iii) 7,531,800 shares of Class A Common Stock, 736,765 Earn Out Shares and 46,238 warrants held by Atomic Labs II, L.P. and (iv) 254,023 shares of Class A Common Stock, 24,848 Earn Out Shares and 1,559 warrants held by Atomic Incentives, LLC. Jack Abraham is the majority member and sole manager of Atomic Labs, LLC, which is the sole member and manager of Atomic Incentives, LLC. In addition, Jack Abraham is the sole member of Atomic Labs GP I, LLC, which is the general partner and manager of Atomic Labs I, L.P. and Atomic Labs, I-B, L.P. Atomic Labs GP I, LLC has designated its management rights as manager of Atomic Labs I, L.P. and Atomic Labs I-B, L.P. to Atomic Labs, LLC. Both Jack Abraham and Andrew Dudum, who serves as Chief Executive Officer and as a director of New Hims, are managing members of Atomic GP II, LLC. Atomic GP II, LLC is the general partner and manager of Atomic Labs II, L.P. Atomic GP II, LLC has designated its management rights as manager of Atomic Labs II, L.P. to Atomic Labs, LLC. As majority member and sole manager of Atomic Labs, LLC, Jack Abraham may be deemed to have voting and dispositive power over the shares held by Atomic Labs I, L.P., Atomic Labs I-B, L.P., Atomic Labs II, L.P. and Atomic Incentives, LLC. The business address of each of the entities identified in this footnote is c/o Atomic Labs, LLC, 1 Letterman Drive, Suite C-3500, San Francisco, CA 94129.

(9)

Includes (i) 753,889 shares of Class A Common Stock, 73,745 Earn Out Shares and 4,628 warrants held by Forerunner Builders II, L.P. and (ii) 8,120,380 shares of Class A Common Stock, 794,335 Earn Out Shares and 49,850 warrants held by Forerunner Partners III, L.P. Forerunner Ventures GP III, LLC is the general partner of Forerunner Builders II, L.P. and Forerunner Partners III, L.P. Kirsten Green and Eurie Kim are the managing members of Forerunner Ventures GP III, LLC and may be deemed to share voting and dispositive power over the shares held by Forerunner Builders II, L.P. and Forerunner Partners III, L.P. The business address of each of the entities identified in this footnote is c/o Forerunner Ventures, 1161 Mission Street, Suite 300, San Francisco, CA 94103.

(10)

Includes (i) 49,097 shares of Class A Common Stock, 4,798 Earn Out Shares and 297 warrants held by Institutional Venture Partners XV Executive Fund, L.P. (“IVP XV Executive Fund”), (ii) 9,229,772 shares of Class A Common Stock, 902,859 Earn Out Shares and 56,659 warrants held by Institutional Venture Partners XV Fund, L.P. (“IVP XV”) and (iii) 9,278,875 shares of Class A Common Stock, 907,663 Earn Out Shares and 56,961 warrants held by Institutional Venture Partners XVI Fund, L.P. (“IVP XVI”). Institutional Venture Management XV LLC is the general partner of IVP XV Executive Fund and IVP XV. Institutional Venture Management XVI LLC is the general partner of Institutional Venture Management XVI LLC. Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, Jules A. Maltz, J. Sanford Miller and Dennis B. Phelps are the managing directors of Institutional Venture Management XV LLC and Institutional Venture Management XVI LLC and may be deemed to share voting and dispositive power over the shares held by IVP XV Executive Fund, IVP XV and IVP XVI. The business address of each of the entities identified in this footnote is c/o Institutional Venture Partners, 3000 Sand Hill Road, Building 2 Suite 250, Menlo Park, CA 94025.

(11)

Includes (i) 4,596,532 shares of Class A Common Stock, 449,633 Earn Out Shares and 28,216 warrants held by NewView Capital Fund I, L.P. (“NewView Fund I”) and (ii) 8,789,186 shares of Class A Common Stock, 859,764 Earn Out Shares and 53,958 warrants held by NewView HMS SPV, LLC (“NewView SPV”). NewView Capital Partners I, LLC is the general partner of NewView Fund I and NewView HMS Partners, LLC is the managing member of NewView SPV. Ravi Viswanathan is the managing member of NewView Capital Partners I, LLC and the manager of NewView HMS Partners, LLC and therefore may be deemed to hold voting and dispositive power over the shares held by NewView Fund I and NewView SPV. The business address of each of the entities identified in this footnote is c/o NewView Capital, 1201 Howard Avenue, Suite 101, Burlingame, CA 94010.

(12)

Includes (i) 9,224,260 shares of Class A Common Stock, 897,184 Earn Out Shares and 1,739 warrants held by Redpoint Ventures VI, L.P. (“RV VI”) and (ii) 285,285 shares of Class A Common Stock, 27,747 Earn Out Shares and 56,307 held by Redpoint Associates VI, L.L.C. (“RA VI”). Redpoint Ventures VI, LLC (“RV VI LLC”) is the sole general partner of RV VI. Voting and dispositive decisions with respect to the shares held by RV VI and RA VI are made by the managers of RV VI LLC and RA VI: Alexander Bard, Jeffrey D. Brody, Satish Dharmaraj, Christopher B. Moore, Scott C. Raney, Tomasz Tunguz and David Yuan. The business address of each of the entities identified in this footnote is c/o Redpoint Ventures, 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, CA 94025.

(13)

Includes (i) 13,687,284 shares of Class A Common Stock, 1,338,897 Earn Out Shares and 84,027 warrants held by Thrive Capital Partners V, L.P. (“Thrive V”) and (ii) 253,034 shares of Class A Common Stock, 24,748 Earn Out Shares and 1,551 warrants held by Claremount V Associates, L.P. (“Claremount V”). Thrive Partners V GP, LLC (“Thrive V GP”) is the general partner of each of Thrive V and Claremount V. Joshua Kushner is the sole managing member of Thrive V GP (the “Managing Member”) and, in his capacity as Managing Member of Thrive V GP, has voting and dispositive power over the shares held by Thrive V and Claremount V. The business address of each of the entities identified in this footnote is c/o Thrive Capital, 295 Lafayette Street, Suite 701, New York, NY 10012.

(14)

Includes (i) the shares held by the entities affiliated with Atomic Labs referenced in footnote 8, (ii) 7,432,017 shares of Class A Common Stock, 727,004 Earn Out Shares and 45,626 warrants held by F41 Investments LLC, (iii) 653,593 shares of Class A Common Stock, 63,934 Earn Out Shares and 4,012 warrants held by Jack Abraham and (iv) 3,982,464 shares of Class A Common Stock, 389,567 Earn Out Shares and 24,449 warrants held by The Jack Abraham 2020 Irrevocable Trust A. Mr. Abraham may be deemed to hold voting and dispositive power over all of these shares. The number of shares registered for sale excludes all securities held by entities affiliated with Atomic Labs, as such securities are registered for sale pursuant to footnote 8. The address of Mr. Abraham is Atomic Labs, LLC, 1 Letterman Drive, Suite C-3500, San Francisco, CA 94129.
(15)

Includes 8,367,995 shares of Class A Common Stock, 818,556 Earn Out Shares and 51,366 warrants held by Disruptive Technology Solutions XI, LLC (“DTS XI”). Disruptive Technology Advisers LLC (“DTA”) is the investment adviser to DTS XI. Alexander Davis is the Chief Executive Officer of DTA and has sole voting and investment power with respect to the common stock held by DTS XI. The address for DTS XI is 1801 Century Park East, Suite 2220, Los Angeles, California 90067.

(16)

Includes (i) 3,773,437 Class A Common Shares and (ii) 3,012,500 warrants held by Oaktree Acquisition Holdings, L.P., a Cayman Islands exempted limited partnership (the “Sponsor”). The general partner of the Sponsor is Oaktree Acquisition Holdings GP Ltd. (“GP”), which has the ability to direct the management of the Sponsor, including the power to vote and dispose of securities held by the Sponsor. Oaktree Capital Management, L.P. (“LP”), in its capacity as the director of GP, has the ability to direct the management of GP’s business. Oaktree Capital Management GP, LLC (“Management GP”), in its capacity as the general partner of LP, has the ability to direct the management of LP’s business. Atlas OCM Holdings, LLC (“Atlas”), in its capacity as the sole managing member of Management GP, has the ability to direct the management of Management GP’s business. Oaktree Capital Group Holdings GP, LLC (“OCGH GP”), in its capacity as the indirect owner of Atlas’ class B units, has the ability to ability to appoint and remove certain directors of Atlas and, as such, may indirectly control the decisions of Atlas regarding the vote and disposition of securities held by the Sponsor. Brookfield Asset Management, Inc. (“BAM”), in its capacity as the indirect owner of each of OCGH GP’s and Atlas’ class A units, has the ability to appoint and remove certain directors of Atlas and, as such, may indirectly control the decisions of Atlas regarding the vote and disposition of securities held by the Sponsor. Partners Limited (“Partners”), in its capacity as the sole owner of BAM’s Class B limited voting shares, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by the Sponsor. Therefore, GP, Oaktree, Management GP, Atlas, OCGH GP, BAM and Partners may be deemed to have indirect beneficial ownership of the Class A Common Shares held by the Sponsor. The business address of each of GP, Oaktree, Management GP, Atlas, OCGH GP, BAM and Partners is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(17)

Includes 400,000 PIPE shares held by Alyeska Master Fund, L.P. Alyeska Investment Group, L.P. is the investment manager of Alyeska Master Fund, L.P. and as such, has voting and investment control of the shares held by Alyeska Master Fund, L.P. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska Master Fund, L.P.

(18)

Includes 200,000 PIPE shares held by Berylson Master Fund L.P. Berylson Capital Partners, LLC (“Berylson”) serves as the investment manager of Berylson Master Fund L.P. and as such, has voting and investment control of the shares held by Berylson Master Fund L.P. James Berylson is the sole owner and managing member of Berylson Capital and may be deemed to be the beneficial owner of such shares. However, each of Berylson and Mr. Berylson disclaims beneficial ownership of the shares held by Berylson Master Fund except to the extent of its or his pecuniary interest therein.

(19)	Includes 1,000,000 PIPE shares held by Hongshan Limited. Wu Yongming is the sole shareholder of Hongshan Limited and may be deemed the beneficial owner of such shares.
(20)	Includes 1,000,000 PIPE shares held by Franklin Strategic Series—Franklin Small Cap Growth Fund (“Franklin Small Cap”). Franklin Advisers, Inc. is the investment manager of Franklin Small Cap.
(21)

Includes 2,500,000 PIPE shares held by Franklin Templeton Investment Funds—Franklin Technology Fund (“Franklin Technology Fund”). Franklin Advisers, Inc. is the investment manager of Franklin Technology Fund.

(22)	Includes 400,000 PIPE shares held by Hess Partners 2017 LLC.
(23)	Includes 300,000 PIPE shares held by Hess Partners LP.
(24)	Includes 300,000 PIPE shares held by SS3H Ventures LLC.
(25)

Includes 400,000 PIPE shares held by Tech Opportunities LLC, 30,557 shares of Class A common stock held by Hudson Bay Master Fund Ltd. and 175,710 shares of Class A common stock underlying 175,710 public warrants held by Hudson Bay Master Fund Ltd. that are expected to be exercisable within 60 days. Only the 400,000 PIPE shares held by Tech Opportunities LLC are registered for resale pursuant to this prospectus. Hudson Bay Capital Management LP, the investment manager of Tech Opportunities LLC and Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Tech Opportunities LLC, Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities. The address of Tech Opportunities LLC is c/o Hudson Bay Capital Management LP, 777 Third Avenue, 30th Floor, New York, NY 10017.

(26)	Includes 250,000 PIPE shares held by Simsima Investments III Limited (“Simsima”). Mohammed Al Thani is deemed the beneficial owner of those shares held by Simsima.
(27)	Includes 102,788 PIPE shares held by Maverick Fund II, Ltd. (“Maverick Fund II”). Maverick Capital, Ltd. is the investment manager of Maverick Fund II.
(28)	Includes 129,965 PIPE shares held by Maverick Fund USA, Ltd. (“Maverick Fund USA”). Maverick Capital, Ltd. is the investment manager of Maverick Fund USA.
(29)	Includes 117,247 PIPE shares held by Maverick Fund, L.D.C. (“Maverick Fund LDC”). Maverick Capital, Ltd. is the investment manager of Maverick Fund LDC.
(30)

Includes 184,600 PIPE shares held by Nineteen77 Global Merger Arbitrage Master Limited (“Nineteen77 Alpha Master”). UBS O’Connor LLC (“O’Connor”) is the investment manager of Nineteen77 Alpha Master and, accordingly, has voting control and investment discretion over the securities described herein held by Nineteen77 Alpha Master. Kevin Russell, the Chief

Investment Officer of O’Connor, also has voting control and investment discretion over the securities described herein held by Nineteen77 Alpha Master. As a result, each of O’Connor and Mr. Russell may be deemed to have beneficial ownership of the securities described herein held by Nineteen77 Alpha Master.
(31)

Includes 30,800 PIPE shares held by Nineteen77 Global Merger Arbitrage Opportunity Fund (“Nineteen77 Arbitrage Opportunity Fund”). O’Connor is the investment manager of Nineteen77 Arbitrage Opportunity Fund and, accordingly, has voting control and investment discretion over the securities described herein held by Nineteen77 Arbitrage Opportunity Fund. Kevin Russell, the Chief Investment Officer of O’Connor, also has voting control and investment discretion over the securities described herein held by Nineteen77 Arbitrage Opportunity Fund. As a result, each of O’Connor and Mr. Russell may be deemed to have beneficial ownership of the securities described herein held by Nineteen77 Arbitrage Opportunity Fund.

(32)

Includes 184,600 PIPE shares held by Nineteen77 Global Merger Arbitrage Master Limited (“Nineteen77 Arbitrage Master”). O’Connor is the investment manager of Nineteen77 Arbitrage Master and, accordingly, has voting control and investment discretion over the securities described herein held by Nineteen77 Arbitrage Master. Kevin Russell, the Chief Investment Officer of O’Connor, also has voting control and investment discretion over the securities described herein held by Nineteen77 Arbitrage Master. As a result, each of O’Connor and Mr. Russell may be deemed to have beneficial ownership of the securities described herein held by Nineteen77 Arbitrage Master.

(33)

Includes 250,000 shares of Class A Common Stock beneficially owned by LionTree Advisors LLC (“LionTree”). LionTree is a registered broker-dealer that served as exclusive financial advisor to Hims, Inc. in connection with the Business Combination. LionTree had the right to acquire such shares as partial consideration for such services.

(34)	Includes (i) 1,154,073 shares of Class A Common Stock, (ii) 112,890 Earn Out Shares and (iii) 7,084 warrants.
(35)

Includes (i) 39,840 shares of Class A Common Stock, 3,897 Earn Out Shares and 244 warrants held by 8VC Entrepreneurs Fund II, L.P. (“8VC Entrepreneurs Fund”) and (ii) 2,057,046 shares of Class A Common Stock, 201,221 Earn Out Shares and 12,628 held by 8VC Fund II, L.P. (“8VC Fund”). 8VC GP II, LLC (“8VC GP II”) has sole voting and dispositive power with regard to the shares held by 8VC Fund and 8VC Entrepreneurs Fund (collectively, the “8VC Funds”). The managing member of 8VC GP II, LLC, is Joe Lonsdale. Mr. Lonsdale disclaims beneficial ownership of the shares held by the 8VC Funds except to the extent of his pecuniary interests therein.

(36)

Includes (i) 8,884 shares of Class A Common Stock, 889 Earn Out Shares and 83 Warrants held by A-Fund III Affiliates Fund, L.P. (“A-Fund III Affiliates”) and (ii) 134,710 shares of Class A common Stock, 13,176 Earn Out Shares and 826 Warrants held by A-Fund III, L.P. (“A-Fund III”). A-Fund Investment Management III is the general partner of A-Fund III Affiliates and A-Fund III (collectively, the “A-Funds”), and A-Fund International III, Ltd is the general partner of A-Fund Investment Management III.

(37)

Includes (i) 915,745 shares of Class A Common Stock, (ii) 89,578 Earn Out Shares and (iii) 5,621 warrants held by Amity Supply LLC. Jesse Derris has voting and investment control of the shares held by Amity Supply LLC and may be deemed to be the beneficial owner of such shares.

(38)	Includes (i) 408,849 shares of Class A Common Stock, (ii) 39,993 Earn Out Shares and (iii) 2,510 warrants.
(39)

Includes (i) 2,264 shares of Class A Common Stock, (ii) 221 Earn Out Shares and (iii) 13 warrants held by AROD H/H, LLC (“AROD”). Alex Rodriguez has voting and investment control over the shares held by AROD and as such, may be deemed to be the beneficial owner of the shares.

(40)	Includes (i) 165,126 shares of Class A Common Stock, (ii) 16,152 Earn Out Shares and (iii) 1,013 warrants.
(41)

Includes (i) 915,745 shares of Class A Common Stock, (ii) 89,578 Earn Out Shares and (iii) 5,621 warrants held by CAVU Venture Partners II, L.P. (“CAVU”). Brett Thomas is the Managing Partner of CAVU and has voting and investment control of the shares held by CAVU and as such, may be deemed to be the beneficial owner of such shares.

(42)	Includes (i) 2,338,422 shares of Class A Common Stock, (ii) 228,745 Earn Out Shares and (iii) 14,355 warrants held by Cherubic Ventures Fund III, L.P.
(43)	Includes (i) 358,988 shares of Class A Common Stock, (ii) 35,115 Earn Out Shares and (iii) 2,203 warrants held by Cherubic Ventures SSG VII Ltd.
(44)	Includes (i) 1,156,432 shares of Class A Common Stock, (ii) 113,122 Earn Out Shares and (iii) 7,099 warrants.
(45)

Includes (i) 184,295 shares of Class A Common Stock, (ii) 18,027 Earn Out Shares, (iii) 1,131 warrants and (iv) 169,747 shares of Class A Common Stock underlying stock options exercisable within 60 days.

(46)	Includes (i) 1,435,981 shares of Class A Common Stock, (ii) 140,468 Earn Out Shares and (iii) 8,815 warrants held by CPP Investment Board (USRE III) Inc.
(47)

Includes (i) 143,594 shares of Class A Common Stock held by Define Ventures Fund I, L.P. (ii) 881 warrants held by Define Ventures Fund I, L.P. (ii) 14,045 Earn Out Shares held by Define Ventures Fund I, L.P. Ms. Chou O’Keefe may be deemed to share voting or dispositive power over the shares held by Define Ventures Fund I, L.P.

(48)

Includes (i) 915,745 shares of Class A Common Stock, (ii) 14,032 Earn Out Shares and (iii) 880 warrants owned by Derris Brand LLC. Jesse Derris has voting and investment control of the shares held by Derris Brand LLC and may be deemed to be the beneficial owner of such shares.

(49)	Includes (i) 59,023 shares of Class A Common Stock, (ii) 5,773 Earn Out Shares, (iii) 362 warrants and (iv) 113,244 shares of Class A Common Stock underlying stock options exercisable within 60 days.
(50)	Includes (i) 50,280 shares of Class A Common Stock, (ii) 4,918 Earn Out Shares, (iii) 308 warrants and (iv) 170,902 shares of Class A Common Stock underlying stock options exercisable within 60 days.
(51)	Includes (i) 104,531 shares of Class A Common Stock, (ii) 10,224 Earn Out Shares and (iii) 640 warrants.
(52)

Includes (i) 1,024,507 shares of Class A Common Stock, (ii) 100,218 Earn Out Shares and (iii) 6,289 warrants held by Gorilla Untact US, LLC (“Gorilla”). Chang Yel Park has voting and investment control of the shares held by Gorilla and may be deemed to be the beneficial owner of such shares.

(53)

Includes (i) 698,989 shares of Class A Common Stock, (ii) 68,375 Earn Out Shares and (iii) 4,291 warrants held by HAH Investors, LLC (“HAH”). Brett Thomas has voting and investment control of the shares held by HAH and may be deemed to be the beneficial owner of such shares.

(54)	Includes (i) 51,186 shares of Class A Common Stock, (ii) 5,007 Earn Out Shares, (iii) 314 warrants and (iv) 112,002 shares of Class A Common Stock underlying stock options exercisable within 60 days.
(55)	Includes (i) 232,198 shares of Class A Common Stock, (ii) 22,713 Earn Out Shares and (iii) 1,425 warrants held by Hims Series D, a series of 7GC Hims Partners LLC.
(56)	Includes (i) 717,979 shares of Class A Common Stock, (ii) 70,232 Earn Out Shares and (iii) 4,407 warrants held by IRONGREY.
(57)	Includes (i) 143,597 shares of Class A Common Stock, (ii) 14,046 Earn Out Shares and (iii) 881 warrants.
(58)	Includes (i) 59,023 shares of Class A Common Stock, (ii) 5,773 Earn Out Shares, (iii) 362 warrants and (iv) 119,586 shares of Class A Common Stock underlying stock options exercisable within 60 days.
(59)

Includes (i) 290,060 shares of Class A Common Stock, (ii) 28,373 Earn Out Shares, (iii) 1,780 warrants and (iv) 255,43 shares of Class A Common Stock underlying stock options exercisable within 60 days.

(60)

Includes (i) 854,999 shares of Class A Common Stock, (ii) 83,636 Earn Out Shares, (iii) 5,249 warrants and (iv) 67,947 shares of Class A Common Stock underlying stock options exercisable within 60 days.

(61)	Includes (i) 556,094 shares of Class A Common Stock, (ii) 54,396 Earn Out Shares and (iii) 3,412 warrants shares held by Maverick Advisors Fund, L.P.
(62)	Includes (i) 1,000,715 shares of Class A Common Stock, (ii) 97,887 Earn Out Shares and (iii) 6,140 warrants shares held by Maverick Ventures Investment Fund, L.P.
(63)

Includes (i) 432,306 shares of Class A Common Stock, (ii) 42,288 Earn Out Shares and (iii) 2,654 warrants shares held by MCF Gift Fund, Inc. (“MCF”). Steven A. Hartman has voting and investment control of the shares held by MCF and may be deemed to be the beneficial owner of such shares.

(64)	Includes (i) 1,435,969 shares of Class A Common Stock, (ii) 140,466 Earn Out Shares and (iii) 8,814 warrants shares held by McKesson Ventures, LLC (“McKesson”).
(65)	Includes (i) 251,639 shares of Class A Common Stock, (ii) 27,815 Earn Out Shares and (iii) 1,745 warrants.
(66)	Includes (i) 148,661 shares of Class A Common Stock, (ii) 14,542 Earn Out Shares and (iii) 912 warrants held by Mojo SPV 2, LLC.
(67)	Includes (i) 34,979 shares of Class A Common Stock, (ii) 3,421 Earn Out Shares and (iii) 214 warrants held by Mojo SPV 3, LLC.
(68)	Includes (i) 35,899 shares of Class A Common Stock, (ii) 3,511 Earn Out Shares and (iii) 220 warrants held by Mojo SPV 4, LLC.
(69)	Includes (i) 287,893 shares of Class A Common Stock, (ii) 28,161 Earn Out Shares and (iii) 1,766 warrants shares held by National Philanthropic Trust (“NPT”).
(70)	Includes (i) 885,070 shares of Class A Common Stock, (ii) 87,000 Earn Out Shares and (iii) 5,460 warrants.
(71)	Includes (i) 136,415 shares of Class A Common Stock, (ii) 13,344 Earn Out Shares and (iii) 837 warrants held by NPC Hims, LLC.
(72)

Includes (i) 368,529 shares of Class A Common Stock, (ii) 36,049 Earn Out Shares, (iii) 2,262 warrants, (iv) 271,962 assumed warrants, (v) 26,603 Earnout Shares issuable upon exercise of assumed warrants and (vi) 1,669 warrants issuable upon exercise of assumed warrants held by Nuyorican Productions, Inc.

(73)	Includes (i) 178,840 shares of Class A Common Stock, (ii) 17,494 Earn Out Shares and (iii) 1,097 warrants held by Pattern Brands, Inc.
(74)	Includes (i) 30,576 shares of Class A Common Stock, (ii) 2,990 Earn Out Shares, (iii) 187 warrants and (iv) 141,556 shares of Class A Common Stock underlying stock options exercisable within 60 days.
(75)	Includes (i) 287,190 shares of Class A Common Stock, (ii) 28,092 Earn Out Shares and (iii) 1,762 warrants held by Radianx Capital, L.P.
(76)	Includes (i) 287,190 shares of Class A Common Stock, (ii) 28,092 Earn Out Shares and (iii) 1,762 warrants held by Radianx Plus Capital, L.P.
(77)

Includes (i) 480,340 shares of Class A Common Stock, (ii) 46,987 Earn Out Shares and (iii) 2,948 warrants held by Rome 1997 Capital Fund, LP (“Rome 1997”). Rome 1997 Capital Group (GP), LLC is the general partner of the Rome 1997 and has voting and dispositive power over the shares held by Rome 1997. Jeremy Green is an authorized person of Rome 1997 Capital Group (GP), LLC.

(78)	Includes (i) 339,140 shares of Class A Common Stock, (ii) 33,174 Earn Out Shares and (iii) 2,081 warrants held by Series C, a series of 7GC HIMS PARTNERS LLC
(79)	Includes (i) 380,734 shares of Class A Common Stock, (ii) 37,243 Earn Out Shares and (iii) 2,337 warrants held by Series C, a series of SharesPost 100 Fund.
(80)

Includes (i) 735,596 shares of Class A Common Stock, (ii) 71,956 Earn Out Shares and (iii) 4,516 warrants held by Series C, a series of Sound Ventures II, L.P. Efrat Epstein may be deemed to hold voting or dispositive power over the shares held by Sound Ventures II, L.P.

(81)	Includes (i) 1,513,535 shares of Class A Common Stock, (ii) 148,053 Earn Out Shares and (iii) 9,290 warrants held by Series C, a series of SV Angel VI LP.
(82)	Includes (i) 462,390 shares of Class A Common Stock, (ii) 45,230 Earn Out Shares and (iii) 2,837 warrants held by Series C, a series of SVB Financial Group.
(83)	Includes (i) 266,522 shares of Class A Common Stock, (ii) 26,071 Earn Out Shares and (iii) 1,636 warrants held by Series C, a series of The Alex Rodriguez Revocable Trust Dated January 5, 1998.
(84)

Includes (i) 25,194 shares of Class A Common Stock, 2,462 Earn Out Shares and 151 warrants held by The Founders Fund VI Entrepreneurs Fund, L.P., (ii) 501,106 shares of Class A Common Stock, 49,015 Earn Out Shares and 3,073 warrants held by The Founders Fund VI Principals Fund, L.P., and (iii) 2,026,587 shares of Class A Common Stock, 198,239 Earn Out

Shares and 12,439 warrants held by The Founders Fund VI, L.P. Peter Thiel, Brian Singerman and Keith Rabois may be deemed to share voting or dispositive power over the shares held by the The Founders Fund VI Entrepreneurs Fund, L.P., The Founders Fund VI Principals Fund, L.P. and The Founders Fund VI, L.P.
(85)	Includes (i) 380,734 shares of Class A Common Stock, (ii) 37,243 Earn Out Shares and (iii) 2,337 warrants held by Series C, a series of The Lopez Living Trust Dated April 7, 1999.
(86)	Includes (i) 143,594 shares of Class A Common Stock, (ii) 14,045 Earn Out Shares and (iii) 881 warrants held by Valiant Employee Investment Fund, LLC.
(87)	Includes (i) 514,347 shares of Class A Common Stock, (ii) 50,313 Earn Out Shares and (iii) 3,157 warrants held by W67 Investments LLC.
(88)

Includes (i) 190,373 assumed warrants, (ii) 18,622 Earnout Shares issuable upon exercise of assumed warrants and (iii) 1,168 warrants issuable upon exercise of assumed warrants held by AROD Corporation.

(89)

The disclosure with respect to the remaining Selling Securityholders is being made on an aggregate basis, as opposed to an individual basis, because their aggregate holdings are less than 1% of the outstanding shares of our Class A common stock.

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the certificate of incorporation (for purposes of this section, the “Certificate of Incorporation”), the bylaws (for purposes of this section, the “Bylaws”), the Registration Rights Agreements and the warrant-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge to you read each of the Certificate of Incorporation, the Bylaws, the Registration Rights Agreements and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.

Authorized Capitalization

General

The total amount of our authorized capital stock consists of 2,750,000,000 shares of Class A common stock, par value $0.0001 per share, 10,000,000 shares of Class V common stock, par value $0.0001 per share, and 275,000,000 shares of preferred stock, par value $0.0001 per share. We have approximately 181,487,235 shares of Class A common stock and 8,377,623 shares of Class V common stock outstanding as of March 19, 2021. No shares of preferred stock were outstanding as of February 4, 2021.

The following summary describes the material provisions of our capital stock. We urge you to read the Certificate of Incorporation and the Bylaws (copies of which are exhibits to the registration statement of which this prospectus is a part).

Common Stock

Class A Common Stock

Voting rights. Each holder of Class A common stock is entitled to one (1) vote for each share of Class A common stock held of record by such holder on all matters voted upon by our stockholders, provided, however, that, except as otherwise required in the Certificate of Incorporation, as provided by law or by the resolution(s) or any certificate of designation providing for the issue of any preferred stock, the holders of Class A common stock will not be entitled to vote on any amendment to our Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) or pursuant to the DGCL.

Dividend rights. Subject to the rights of holders of preferred stock, if any, holders of shares of Class A common stock and Class V common stock are entitled to receive ratably, on a per share basis, dividends and other distributions in cash, stock or property as may be declared and paid from time to time by our Board out of any of our assets legally available therefor; provided that in the event a dividend is paid in the form of shares of Class A common stock or Class V common stock (or rights to acquire such shares), then the holders of Class A common stock will receive shares of Class A common stock (or rights to acquire such shares, as the case may be) and the holders of Class V common stock will receive shares of Class V common stock (or rights to acquire such shares, as the case may be), with the holders of shares of Class A common stock and Class V common stock receiving, on a per share basis, the same number of shares of Class A common Stock or Class V common stock, as applicable.

Rights upon liquidation. Subject to the rights of holders of preferred stock, if any, holders of shares of Class A common stock and Class V common stock are entitled to receive ratably the assets and funds available for distribution in the event of any liquidation, dissolution or winding up of New Hims, whether voluntary or involuntary, unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by holders of a majority of the outstanding shares of Class A common stock and the holders of a majority of the outstanding shares of Class V common stock, each voting separately as a class.

Other rights. No holder of shares of Class A common stock is entitled to preemptive or subscription rights contained in the Certificate of Incorporation or in the Bylaws. There are no redemption or sinking fund provisions applicable to our Class A common stock. The rights, preferences and privileges of holders of our Class A common stock are subject to those of the holders of any shares of preferred stock that we may issue in the future.

Class V Common Stock

Issuance of Class V Common Stock. Shares of Class V common stock may be issued only to, and registered in the name of, Mr. Dudum and any entities wholly-owned (directly or indirectly) by Mr. Dudum, or any trust for the benefit of Mr. Dudum, or of which Mr. Dudum is a trustee or has sole or shared voting power such that Mr. Dudum has Voting Control (as defined in the Certificate of Incorporation) over the shares held therein; provided that, in each case, Mr. Dudum has sole dispositive power and the exclusive right to direct the voting of all of the shares of our Class V common stock held by such entity and the transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such entity) to Mr. Dudum (collectively, “Permitted Class V Owners”).

Voting rights. Each holder of Class V common stock is entitled to 175 votes for each share of Class V common stock held of record by such holder on all matters voted upon by our stockholders, provided, however, that, except as otherwise required in the Certificate of Incorporation, as provided by law or by the resolution(s) or any certificate of designation providing for the issue of any preferred stock, the holders of Class V common stock will not be entitled to vote on any amendment to our Certificate of Incorporation that relates solely to the terms of one or more outstanding series of our preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Certificate of Incorporation (including any certificate of designation relating to any series of our preferred stock) or pursuant to the DGCL.

Dividend rights. Subject to the rights of holders of preferred stock, if any, holders of shares of Class A common stock and Class V common stock are entitled to receive ratably, on a per share basis, dividends and other distributions in cash, stock or property as may be declared and paid from time to time by our Board out of any of our assets legally available therefor; provided that in the event a dividend is paid in the form of shares of our Class A common stock or Class V common stock (or rights to acquire such shares), then the holders of our Class A common stock will receive shares of Class A common stock (or rights to acquire such shares, as the case may be) and the holders of our Class V common stock will receive shares of Class V common stock (or rights to acquire such shares, as the case may be), with the holders of shares of Class A common stock and Class V common stock receiving, on a per share basis, the same number of shares of our Class A common stock or Class V common stock, as applicable.

Rights upon liquidation. Subject to the rights of holders of preferred stock, if any, holders of shares of Class A common stock and Class V common stock are entitled to receive ratably the assets and funds available for distribution in the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by holders of a majority of the outstanding shares of Class A common stock and the holders of a majority of the outstanding shares of Class V common stock, each voting separately as a class.

Transfers. Pursuant to the Certificate of Incorporation, holders of Class V common stock are generally restricted from transferring such shares, other than to a Permitted Class V Owner or in connection with a divorce or domestic relations order or decree.

Mandatory Conversion. Each share of Class V common stock will be (1) automatically converted into an equal number of fully paid and nonassessable shares of Class A common stock upon any Transfer (as defined in the Certificate of Incorporation) of such shares of Class V common stock, except for a Permitted Transfer (as defined in the Certificate of Incorporation) and (2) subject to conversion into an equal number of fully paid and nonassessable shares of Class A common stock at the determination of our Board one year after the date (the “Termination Anniversary Date”) that both of the following conditions apply: (a) the earliest to occur of (i) Mr. Dudum’s employment as our Chief Executive Officer being terminated for cause or due to death or permanent disability and (ii) Mr. Dudum resigns (other than for good reason) as our Chief Executive Officer and (b) either (i) Mr. Dudum no longer serves as a member of our Board or (ii) Mr. Dudum serves as a member of our Board, but his service to our Board is not his primary business occupation. In the event that Mr. Dudum is reinstated as our Chief Executive Officer or is reelected or reappointed to serve as a member of our Board prior to the Termination Anniversary Date (each, a “Reset Event”), then the shares of Class V common stock will not be converted pursuant to clause (2) unless and until the one-year anniversary of the date that both of the foregoing conditions are subsequently met; provided that in the event of a subsequent Reset Event, the next Termination Anniversary Date will extend until the one-year anniversary of the date that both of the foregoing conditions are subsequently met without a Reset Event occurring prior to such anniversary.

Other rights. No holder of shares of Class V common stock is entitled to preemptive or subscription rights contained in the Certificate of Incorporation or in the Bylaws. There are no redemption or sinking fund provisions applicable to our Class V common stock. The rights, preferences and privileges of holders of our Class V common stock are subject to those of the holders of any shares of our preferred stock that we may issue in the future.

Preferred Stock

Our Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of preferred stock could have the effect of decreasing the trading price of Class A common stock, restricting dividends on our capital stock, diluting the voting power of our Class A common stock and/or Class V common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control.

Election of Directors and Vacancies

Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the number of directors of our Board may be fixed solely and exclusively by resolution duly adopted from time to time by our Board. Under the Bylaws, at all meetings of stockholders called for the election of directors, a majority of the votes properly cast is sufficient to elect such directors to our Board.

Following the date on which shares of Class V common stock shall be converted into shares of Class A common stock in accordance with the “sunset” provision set forth in the Certificate of Incorporation, the directors on our Board shall become divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively.

Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of preferred stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on our Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified.

Subject to the rights, if any, of any series of preferred stock, any director may be removed from office only with cause and only by the affirmative vote of the holders of not less than two-thirds of our outstanding voting stock entitled to vote at an election of directors, voting together as a single class.

Notwithstanding the foregoing, any director elected pursuant to the right, if any, of the holders of preferred stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designations related to the preferred stock.

Quorum

The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by our Board in its sole discretion, or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the Certificate of Incorporation or Bylaws; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of our capital stock issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by our Board in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. If, however, such quorum will not be present or represented at any meeting of the stockholders, (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Anti-takeover Effects of the Certificate of Incorporation and the Bylaws

The Certificate of Incorporation and the Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NYSE, which apply so long as our Class A common stock (or warrants) remains listed on NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our Class A common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Dual Class Stock

As described above in “—Common Stock—Class A Common Stock—Voting Rights” and “—Common Stock—Class V Common Stock—Voting Rights,” our Certificate of Incorporation provides for a dual class common stock structure, which provides Mr. Dudum with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of outstanding Class A and Class V common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of us or our assets.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of preferred stock, special meetings of our stockholders, for any purpose or purposes, may be called only by a majority of our Board, the Chairman of our Board or our Chief Executive Officer. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.

The Bylaws also provide that unless otherwise restricted by the Certificate of Incorporation or the Bylaws, any action required or permitted to be taken at any meeting of our Board or of any committee thereof may be taken without a meeting, if all members of our Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of our Board or committee.

In addition, the Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Certificate of Incorporation provides that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66-2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon and the affirmative vote of at least 66-2/3% of the outstanding shares of each class entitled to vote thereon as a class:

•	the provisions prohibiting stockholder actions without a meeting, from and after the time that Mr. Dudum or his affiliates or permitted transferees beneficially own less than a majority of the voting power of all of the then-outstanding shares of our capital stock entitled to vote at an annual or special meeting duly noticed and called in accordance with the Certificate of Incorporation;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding removal of directors;

•	the provisions regarding the limited liability and indemnification of our directors;

•	the provisions regarding the selection of exclusive forum;

•	the provisions regarding the waiver of corporate opportunity doctrine; and

•	the provisions regarding the election not to be governed by Section 203 of the DGCL.

The Bylaws may be amended or repealed (A) by the affirmative vote of a majority of our Board or (B) without the approval of our Board, by the affirmative vote of the holders of 66-2/3% of our outstanding voting stock entitled to vote on such amendment or repeal, voting as a single class, provided that if our Board recommends that stockholders approve such amendment or repeal at such meeting of stockholders, then such amendment or repeal shall only require the affirmative vote of the majority in voting power of our stock entitled to vote on such amendment, alteration or repeal.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless:

(1)	the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder;

(2)

the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or

(3)

the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under the Certificate of Incorporation, we opted out of Section 203 of the DGCL and therefore are not subject to Section 203. However, the Certificate of Incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

The Certificate of Incorporation provides that any person whose ownership of shares in excess of the 15% limitation set forth therein is the result of any action taken solely by us (provided, that such person shall be an “interested stockholder” if such thereafter such person acquires additional shares of voting stock, except as a result of further corporate actions not caused by such person) does not constitute an “interested stockholder” for purposes of this provision.

Classified Board and Stockholder Action by Written Consent

For so long as the shares of Class V common stock held by Mr. Dudum and his affiliates and permitted transferees continue to remain outstanding, the Certificate of Incorporation provides that our Board will not be classified into three classes of directors. Following the date on which all shares of Class V common stock “sunset” and convert into shares of Class A common stock on a one-for-one basis, our Board will be classified into three classes of directors, each of which will hold office for a three-year term. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us at a time when there is a classified board as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

Under the Certificate of Incorporation, our stockholders are permitted to take action by written consent in lieu of a meeting for so long as Mr. Dudum and his affiliates and permitted transferees beneficially own a majority of the voting power of the then-outstanding shares of our capital stock. After the ownership of Mr. Dudum and his affiliates and permitted transferees fall below this threshold, stockholders will be required to take action at an annual or special meeting of our stockholders. Once in effect, this provision may have the effect of delaying or preventing hostile stockholder action designed to effect a change in control.

Limitations on Liability and Indemnification of Officers and Directors

The Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and the Bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of such indemnification agreements, we are required to indemnify each of our directors, officers and other employees party to such an agreement, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director, officer, employee or agent of ours or any of our subsidiaries or was serving at our request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges, judgments, fines, amounts paid in settlement and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days (or 10 days in any action brought by the indemnitee for indemnification under the indemnification agreement) of such request all reasonable fees, expenses, charges and other costs that such director, officer or other employee party to such an agreement incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors, officers or other employees may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Exclusive Jurisdiction of Certain Actions

The Certificate of Incorporation requires, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, that derivative actions brought in our name, actions against current or former directors, officers, employees and agents for breach of fiduciary duty, actions asserting a claim arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws and actions asserting a claim against us governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware and any stockholder will be deemed to have consented to such provision. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

In addition, the Certificate of Incorporation requires that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act. Notwithstanding the foregoing, the provisions of Article XII of the Certificate of Incorporation will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.

Warrants

Public Warrants

Each whole warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units, and only whole warrants will trade. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise if the registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is no longer effective or if the prospectus relating thereto is not current. In such event, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

If our Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of our public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants for Cash

We may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the reported closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of Warrants for Class A common stock

Commencing ninety days after the warrants became exercisable, we may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our shares of Class A common stock, except as otherwise described below;

•

if, and only if, the last reported sale price of the shares of Class A common stock equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders;

•

if, and only if, the private placement warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A common stock) as the outstanding public warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants (or such other security as the warrants may be exercisable for at the time of redemption) and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given, or an exemption from registration is available.

The numbers in the table below represent the number of shares of Class A common stock that a warrant holder will receive upon exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined based on the average of the last reported sale price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares of Class A common stock issuable upon exercise of a warrant is adjusted as set forth in the first three paragraphs under the heading “—Anti-dilution Adjustments” below. The adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Common Stock
	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A common stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the last reported sale price of the shares of Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the last reported sale price of the shares of Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of Class A common stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.365 shares of Class A common stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Class A common stock.

This redemption feature differs from the typical warrant redemption features used in other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the shares of Class A common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of Class A common stock are trading at or above $10.00 per share, which may be at a time when the trading price of our shares of Class A common stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “—Redemption of Warrants for Cash.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares representing “fair value” for their warrants based on a Black-Scholes option pricing model with a fixed volatility input. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the shares of Class A common stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the shares of Class A common stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of Class A common stock than they would have received if they had chosen to wait to exercise their warrants for shares of Class A common stock if and when such shares were trading at a price higher than the exercise price of $11.50.

No fractional shares of Class A common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Class A common stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of Class A common stock pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of Class A common stock, we will use commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption Procedures and Cashless Exercise

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” will mean the average reported closing price of the shares of Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after the Business Combination. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of Class A common stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a stock split involving our shares of Class A common stock or other similar event, then, on the effective date of such share dividend, stock split or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a share dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Class A common stock) and (ii) the quotient of (x) the price per share of Class A common stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for shares of Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of shares of Class A common stock on account of such shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of Class A common stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Class A common stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, or (c) to satisfy the redemption rights of the holders of shares of Class A common stock in connection with a stockholder vote to amend the Certificate of Incorporation or the Bylaws with respect to any provision relating to the rights of holders of our Class A common stock, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of Class A common stock in such a transaction is payable in the form of shares of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants. The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Class A common stock. After the issuance of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by common stock.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Class A common stock to be issued to the warrant holder.

Private Placement Warrants

The private placement warrants (including the shares of Class A common stock issuable upon exercise of the private placement warrants) are not redeemable by us, except as described above when the price per share of Class A common stock equals or exceeds $10.00, so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” will mean the average reported closing price of the shares of Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor and permitted transferees is because it was not known whether they will be affiliated with us following a business combination. If they remained affiliated with us, their ability to sell our securities in the open market will be significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the Class A common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans were convertible into warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would have been identical to the private placement warrants. Pursuant to the Merger Agreement, OAC waived the right to convert any such loans into warrants.

Registration Rights

Sponsor Registration Rights Agreement and Amended and Restated Investor Rights Agreement

Following the Business Combination, the Sponsor and certain permitted transferees are entitled to the registration rights set forth in the Sponsor Registration Rights Agreement. For description of such rights, please see the section entitled “Certain Relationships and Related Person Transactions—OAC—Sponsor Registration Rights Agreement.”

Following the Business Combination, certain former holders of Hims preferred stock are entitled to the registrations rights set forth in the Amended and Restated Investors’ Rights Agreement. For description of such rights, please see the section entitled “Certain Relationships and Related Person Transactions—Hims—Amended and Restated Investors’ Rights Agreement.”

As described above under “—Warrants,” we also agreed pursuant to the warrant agreement to file a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants.

In connection with the Business Combination, we entered into Subscription Agreements (the “Subscription Agreements”) the PIPE Investors, pursuant to which the PIPE Investors purchased an aggregate of 7,500,000 shares of Class A common stock at a price of $10.00 per share, for aggregate gross proceeds of $75,000,000. The shares of Class A common stock issued pursuant to the Subscription Agreements were not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in

Section 4(a)(2) of the Securities Act. We granted the PIPE Investors certain registration rights in the Subscription Agreements. We agreed that, within forty-five (45) calendar days after the consummation of the Business Combination, we would file with the SEC a registration statement registering the resale of the Class A common stock purchased by the PIPE Investors. We agreed to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or ninety (90) calendar days after the filing thereof if the SEC notifies us that it will “review” the registration statement) and (ii) ten (10) business days after we are notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”). We agreed to cause such registration statement, or another shelf registration statement that includes the PIPE shares to be sold pursuant to the Subscription Agreements, to remain effective until the earliest of (i) the second anniversary of the Closing, (ii) the date on which a particular PIPE Investor ceases to hold any shares of Class A common stock issued pursuant to the Subscription Agreements, or (iii) on the first date on which a particular PIPE Investor is able to sell all of its shares issued pursuant to the Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act within 90 days without limitation as to the amount of such securities that may be sold.

Lock-Up Restrictions

Pursuant to the Amended and Restated Investor Rights Agreement and other lock-up agreements containing substantially similar terms, the holders of more than 75% of the Class A common stock held by former Hims Stockholders agreed that they will not, without our prior written consent and subject to certain exceptions, during the period commencing on the Closing Date and ending on the date that is one hundred eighty (180) days after the Closing Date (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock issued or issuable to such party pursuant to the Merger Agreement (collectively, the “Lock-Up Shares”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares. Notwithstanding the foregoing, if, at any time beginning 90 days after the Closing Date (the “Earliest Release Date”), the closing price of the Class A common stock equals or exceeds 133% of the closing price per share of the Class A common stock on the Closing Date (as adjusted for stock splits, reverse splits, recapitalizations, reorganizations, and any similar transaction) for any 10 trading days within any 20 trading day period (with the calculation including the 20 trading day period immediately prior to the Earliest Release Date), then 25% of each party’s Lock-Up Shares (which, for purposes of holders of options, shall only include options that have vested as of such date) will be automatically released from the lock-up restrictions as of the last day of such 20 trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.

Pursuant to the Sponsor Agreement, the shares of Class A common stock held by the sponsor may not be transferred, assigned or sold until the earliest to occur of: (i) the termination of the Merger Agreement, (ii) one year after the Closing Date or (iii) the date following the Closing Date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our stockholders having the right to exchange their Class A common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 10 trading days within any 20-trading day period commencing at least 150 days after the Closing Date, the Sponsor’s shares of Class A common stock will be released from these lock-up restrictions.

Transfer Agent and Warrant Agent

The transfer agent for our Class A common stock and warrant agent for the Public Warrants and private placement warrants is Continental Stock Transfer & Trust Company.

Listing of Common Stock and Warrants

Our Class A common stock and the Public Warrants are listed on the NYSE under the symbols “HIMS” and “HIMS WS,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF OUR SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Class A common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and (ii) New Hims is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted Class A common stock for at least six months but who are affiliates of ours at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of our Class A common stock then outstanding; or

•	the average weekly reported trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell its Class A common stock and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after the filing of our “Super” Form 8-K with Form 10 type information, which was filed on January 26, 2021. Absent registration under the Securities Act, other stockholders, including Hims Equityholders who received restricted securities in the Business Combination, will not be permitted to sell their restricted securities under Rule 144 earlier than one year after the filing of the “Super” Form 8-K.

We are no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

PLAN OF DISTRIBUTION

The Selling Securityholders, which as used herein includes donees, pledgees, transferees, distributees or other successors-in-interest selling shares of our Class A common stock or warrants or interests in our Class A common stock or warrants received after the date of this prospectus from the Selling Securityholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer, distribute or otherwise dispose of certain of their shares of Class A common stock or warrants or interests in our Class A common stock or warrants on any stock exchange, market or trading facility on which shares of our Class A common stock or warrants, as applicable, are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Securityholders may use any one or more of the following methods when disposing of their shares of common stock or warrants or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more underwritten offerings;

•

block trades in which the broker-dealer will attempt to sell the shares of Class A common stock or warrants as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	distributions to their members, partners or shareholders;

•	short sales effected after the date of the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•	directly to one or more purchasers;

•	through agents;

•	broker-dealers may agree with the Selling Securityholders to sell a specified number of such shares of Class A common stock or warrants at a stipulated price per share or warrant; and

•	a combination of any such methods of sale.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some shares of our Class A common stock or warrants owned by them and, if a Selling Securityholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of Class A common stock or warrants, as applicable, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the Selling Securityholders to include the pledgee, transferee or other successors in interest as the Selling Securityholders under this prospectus. The Selling Securityholders also may transfer shares of our Class A common stock or warrants in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of shares of our Class A common stock or warrants or interests therein, the Selling Securityholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our Class A common stock or warrants in the course of hedging the positions they assume. The Selling Securityholders may also sell shares of our Class A common stock or warrants short and deliver these securities to close out their short positions, or loan or pledge shares of our Class A common stock or warrants to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares of our Class A common stock or warrants offered by this prospectus, which shares or warrants such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Securityholders from the sale of shares of our Class A common stock or warrants offered by them will be the purchase price of such shares of our Class A common stock or warrants less discounts or commissions, if any. The Selling Securityholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of share of our Class A common stock or warrants to be made directly or through agents. We will not receive any of the proceeds from any offering by the Selling Securityholders.

The Selling Securityholders also may in the future resell a portion of our Class A common stock or warrants in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act.

The Selling Securityholders and any underwriters, broker-dealers or agents that participate in the sale of shares of our Class A common stock or warrants or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of shares of our Class A common stock or warrants may be underwriting discounts and commissions under the Securities Act. If any Selling Securityholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, then the Selling Securityholder will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and the Selling Securityholders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

To the extent required, our Class A common stock or warrants to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable discounts, commissions, concessions or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

To facilitate the offering of shares of our Class A common stock and warrants offered by the Selling Securityholders, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock or warrants. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares of Class A common stock or warrants than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our Class A common stock or warrants by bidding for or purchasing shares of Class A common stock or warrants in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares of Class A common stock or warrants sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our Class A common stock or warrants at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Under the Registration Rights Agreements, we have agreed to indemnify the Selling Securityholders party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the Selling Securityholders may be required to make with respect thereto. In addition, we and the Selling Securityholders may agree to indemnify any underwriter, broker-dealer or agent against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.

We have agreed to maintain the effectiveness of this registration statement until all such securities have been sold under this registration statement or Rule 144 under the Securities Act or are no longer outstanding. We have agreed to pay all expenses in connection with this offering, other than underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses. The Selling Securityholders will pay, on a pro rata basis, any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses relating to the offering.

Selling Securityholders may use this prospectus in connection with resales of shares of our Class A common stock and warrants. This prospectus and any accompanying prospectus supplement will identify the Selling Securityholders, the terms of our Class A common stock or warrants and any material relationships between us and the Selling Securityholders. Selling Securityholders may be deemed to be underwriters under the Securities Act in connection with shares of our Class A common stock or warrants they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in a prospectus supplement, the Selling Securityholders will receive all the net proceeds from the resale of shares of our Class A common stock or warrants.

A Selling Securityholder that is an entity may elect to make an in-kind distribution of Class A common stock or warrants to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus, as amended or supplemented. To the extent that such transferees are not affiliates of ours, such transferees will receive freely tradable shares of Class A common stock or warrants pursuant to the distribution effected through this registration statement.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.

EXPERTS

The financial statements of Oaktree Acquisition Corp. as of December 31, 2020 and 2019, for the year ended December 31, 2020 and for the period from April 9, 2019 (inception) through December 31, 2019, appearing herein have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Hims, Inc. as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

In connection with the Business Combination, Hims requested its independent registered public accounting firm, KPMG LLP (“KPMG”), to affirm its independence relative to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and the Public Company Accounting Oversight Board (“PCAOB”). During KPMG’s independence evaluation, KPMG identified several contingent fee arrangements that are impermissible under SEC independence rules, involving a KPMG member firm of KPMG International Cooperative (“KPMG Member Firm”) and certain entities that were, at the time of entering into the contingent fee arrangements, under common control with and affiliates (“Sister Affiliates”) of Hims, Inc. (“Hims”). Hims and the Sister Affiliates were only under common control, and thus affiliates, for a period of approximately six months in 2018. The underlying engagements with impermissible contingent fee arrangements were for permissible tax services, existed in 2018 and concluded in September 2019. The KPMG Member Firm referenced above does not participate in the audit engagement of Hims and the services provided by the KPMG Member Firm had no effect on Hims’ consolidated financial statements or on KPMG’s audit engagements of such consolidated financial statements. KPMG considered whether the matters noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditor and concluded that there has been no impairment of KPMG’s objectivity and ability to exercise impartial judgment on all matters encompassed within its audits. After taking into consideration the facts and circumstances of the above matters and KPMG’s determination, Hims’ Board of Directors also concluded that KPMG’s objectivity and ability to exercise impartial judgment has not been impaired.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock and warrants offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company, its Class A common stock and warrants, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the SEC’s website referred to above. We also maintain a website at www.forhims.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements of

Hims & Hers Health, Inc. (f/k/a Oaktree Acquisition Corp.)

Page No.

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2020 and 2019	F-3

Statement of Operations for the year ended December 31, 2020 and for the period from April 9, 2019 (inception) through December 31, 2019	F-4

Statement of Changes in Shareholders’ Equity for the year ended December 31, 2020 and for the period from April 9, 2019 (inception) through December 31, 2019	F-5

Statement of Cash Flows for the year ended December 31, 2020 and for the period from April 9, 2019 (inception) through December 31, 2019	F-6

Notes to Financial Statements	F-7

Audited Consolidated Financial Statements of Hims, Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Hims & Hers Health, Inc. (f/k/a Oaktree Acquisition Corp.)

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Hims & Hers Health, Inc. (f/k/a Oaktree Acquisition Corp.) (the “Company”), as of December 31, 2020 and 2019, the related statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2020 and for the period from April 9, 2019 (inception) through December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and for the period from April 9, 2019 (inception) through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2019.

New York, New York

March 18, 2021

HIMS & HERS HEALTH, INC. (f/k/a Oaktree Acquisition Corp.)

BALANCE SHEETS

DECEMBER 31, 2020 and 2019

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$1,058,267	$1,510,341
Prepaid expenses	50,100	147,500

Total current assets	1,108,367	1,657,841
Investments held in Trust Account	204,525,055	203,107,342

Total assets	$205,633,422	$204,765,183

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$48,194	$18,475
Accrued expenses	4,189,620	478,577
Accrued expenses – related party	60,000	54,839
Due to related parties	598,833	427,503

Total current liabilities	4,896,647	979,394
Deferred underwriting commissions	7,043,750	7,043,750
Deferred legal fees	150,000	150,000

Total liabilities	12,090,397	8,173,144

Commitments and contingencies
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized, 18,854,302 and 19,159,203 shares subject to possible redemption at $10.00 per share as of December 31, 2020 and 2019, respectively	188,543,020	191,592,030
Shareholders’ equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 1,270,698 and 965,797 shares issued and outstanding (excluding 18,854,302 and 19,159,203 shares subject to possible redemption) as of December 31, 2020 and 2019, respectively	127	97
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,031,250 shares issued and outstanding as of December 31, 2020 and 2019	503	503
Additional paid-in capital	6,901,127	3,852,147
(Accumulated deficit) retained earnings	(1,901,752)	1,147,262

Total shareholders’ equity	5,000,005	5,000,009

Total liabilities and shareholders’ equity	$205,633,422	$204,765,183

The accompanying notes are an integral part of these financial statements.

HIMS & HERS HEALTH, INC. (f/k/a Oaktree Acquisition Corp.)

STATEMENTS OF OPERATIONS

	For the Year Ended December 31,	For the Period from April 9, 2019 (inception) through December 31,
	2020	2019
General and administrative expenses	$4,791,727	$710,080

Loss from operations	(4,791,727)	(710,080)
Gain on investments (net), dividends and interest, held in Trust Account	1,742,713	1,857,342

Net (loss) income	$(3,049,014)	$1,147,262

Basic and diluted weighted average shares outstanding of Class A ordinary shares	20,125,000	20,125,000

Basic and diluted net income per share, Class A	$(0.07)	$0.08

Basic and diluted weighted average shares outstanding of Class B ordinary shares	5,031,250	5,031,250

Basic and diluted net income per share, Class B	(0.89)	(0.08)

The accompanying notes are an integral part of these financial statements.

HIMS & HERS HEALTH, INC. (f/k/a Oaktree Acquisition Corp.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	(Accumulated Deficit) Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance – April 9, 2019 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	5,013,250	503	24,497	—	25,000
Sale of units in initial public offering, gross	20,125,000	2,013	—	—	201,247,987	—	201,250,000
Offering costs	—	—	—	—	(11,855,223)	—	(11,855,223)
Sale of private placement warrants to Sponsor in private placement	—	—	—	—	6,025,000	—	6,025,000
Shares subject to possible redemption	(19,159,203)	(1,916)	—	—	(191,590,114)	—	(191,592,030)
Net income	—	—	—	—	—	1,147,262	1,147,262

December 31, 2019	965,797	$97	5,013,250	$503	$3,852,147	$1,147,262	$5,000,009

Shares subject to possible redemption	304,901	30	—	—	3,048,980	—	3,049,010
Net Loss	—	—	—	—	—	(3,049,014)	(3,049,014)

December 31, 2020	1,270,698	$127	5,013,250	$503	6,901,127	(1,901,752)	5,000,005

The accompanying notes are an integral part of these financial statements.

HIMS & HERS HEALTH, INC. (f/k/a Oaktree Acquisition Corp.)

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2020	For the Period from April 9, 2019 (inception) through December 31, 2019
Cash flows from operating activities:
Net (loss) income	$(3,049,014)	$1,147,262
Adjustments to reconcile net loss to net cash (used in) operating activities:
Unrealized gain on investments (net), dividends and interest, held in Trust Account	(1,742,713)	(1,857,342)
Changes in operating assets and liabilities:
Prepaid expenses	97,400	(147,500)
Accounts payable	(6,645)	450,081
Accrued expenses	4,171,145	18,475
Accrued expenses – related party	(418,577)	54,839
Due to related parties	171,330	92,503

Net cash used in operating activities	(777,074)	(241,682)
Cash flows from investing activities:
Proceeds received from sales; redemptions of marketable securities held in Trust Account	325,000	—
Principal deposited in Trust Account	—	(201,250,000)

Net cash provided by (used in) investing activities	325,000	(201,250,000)
Cash flows from financing activities:
Proceeds received from initial public offering, gross	—	201,250,000
Proceeds received from private placement	—	6,025,000
Payment of offering costs	—	(4,211,257)
Repayment of advances from related parties	—	(61,720)

Net cash provided by financing activities	—	203,002,023
Net change in cash	(452,074)	1,510,341
Cash, beginning of period	1,510,341	—

Cash, end of period	$1,058,267	$1,510,341

Non-cash investing and financing activities:
Change in value of Class A ordinary shares subject to possible redemption	$(3,049,010)	$191,592,030
Offering costs included in accrued expenses	—	28,496
Offering costs paid by related parties	—	396,720
Deferred underwriting commissions in connection with the initial public offering	—	7,043,750
Deferred legal fees in connection with the initial public offering	—	150,000
Offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	—	25,000

The accompanying notes are an integral part of these financial statements.

Note 1—Description of Organization, Business Operations and Basis of Presentation

Oaktree Acquisition Corp. (now known as Hims & Hers Health, Inc.) (the “Company”) was incorporated as a Cayman Islands exempted company on April 9, 2019. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating its Business Combination, the Company intends to capitalize on the ability of its management team to identify, acquire and manage a business in the industrial and consumer sectors. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from April 9, 2019 (inception) through December 31, 2020 relates to the Company’s formation, the preparation for its initial public offering (the “Initial Public Offering”), as described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Oaktree Acquisition Holdings, L.P., a Cayman Islands exempted limited partnership (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on July 17, 2019. On July 22, 2019, the Company consummated its Initial Public Offering of 20,125,000 units (the “Units”), including 2,625,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, which is discussed in Note 3, generating gross proceeds of $201.25 million, and incurring offering costs of approximately $11.9 million, inclusive of approximately $7.04 million in deferred underwriting commissions (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (the “Private Placement”) of 4,016,667 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of approximately $6.03 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $201.25 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in a trust account (the “Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the assets held in the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company provides the holders (the “Public Shareholders”) of its Class A ordinary shares, par value $0.0001 (the “Class A ordinary shares”), sold in the Initial Public Offering (the “Public Shares”), with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares were classified as temporary equity upon the completion of the Initial Public Offering. In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company adopted prior to the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem the Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem its Public Shares irrespective of whether such Public Shareholder votes for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) have agreed to vote their Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial shareholders have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares acquired by them in connection with the completion of a Business Combination. Prior to the Business Combination, 6,193 Class A ordinary shares were redeemed for an aggregate redemption price of less than $0.1 million.

Notwithstanding the foregoing, the Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), is restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial shareholders”) have agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination within 24 months from the closing of the Initial Public Offering, or July 22, 2021, (the “Combination Period”) or (b) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to fund the Company’s regulatory compliance requirements and other costs related thereto (a “Regulatory Withdrawal”), subject to an annual limit of $325,000, and/or to pay the Company’s income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then outstanding Public Shares, which redemption will completely extinguish

Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The initial shareholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party, including any vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, including vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Liquidity

As of December 31, 2020, the Company had approximately $1.1 million in its operating bank account and approximately $3.0 million of interest income available in the Trust Account for Regulatory Withdrawal (subject to an annual limit of $325,000) and for the Company’s tax obligations, if any, and a working capital deficit of approximately $3.8 million.

The Company’s liquidity needs to date have been satisfied through receipt of a $25,000 capital contribution from the Sponsor in exchange for the issuance of the Founder Shares to the Sponsor, the advancement of funds by the Sponsor of approximately $62,000 to the Company to cover for offering costs in connection with the Initial Public Offering, and the proceeds from the consummation of the Private Placement not held in the Trust Account. On November 18, 2019, the Company repaid the advance in full to the Sponsor. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). As of December 31, 2020 and 2019, there were no amounts outstanding under any Working Capital Loan.

Based on the foregoing, management believes that the Company has sufficient cash available due to consummation of a Business Combination (discussed below) and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Merger

On January 20, 2021, the Company consummated the merger that the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Rx Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Hims, Inc., a Delaware corporation (“Hims”) on September 30, 2020. The Merger Agreement provides for, among other things, the following transactions on the closing date: (i) the Company will become a Delaware corporation (the “Domestication”) and, in connection with the Domestication, (A) the Company’s name will be changed to “Hims & Hers Health, Inc.”, (B) each outstanding Class A ordinary share of the Company and each outstanding Class B ordinary share of the Company will become one share of Class A common stock of the Company (the “New Hims Class A Common Stock”), and (C) each outstanding warrant of the Company will become one warrant to purchase one share of New Hims Class A Common Stock; and (ii) following the Domestication, Merger Sub will merge with and into Hims, with Hims as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of the Company (the “Merger”). The Domestication, the Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Proposed Business Combination”. See the Form 8-K and the prospectus filed by the Company with the SEC on October 1, 2020.

In connection with the Merger, the Company adopted a dual class stock structure pursuant to which all stockholders of the Company will hold only shares of New Hims Class A Common Stock, except for Andrew Dudum, the Chief Executive Officer and Founder of Hims, who will hold, directly or indirectly, shares of New Hims Class A Common Stock and shares of Class V common stock of the Company (the “New Hims Class V Common Stock”). Immediately following the closing of the Merger, and by virtue of Mr. Dudum’s holdings of New Hims Class A Common Stock and New Hims Class V Common Stock, Mr. Dudum is expected to hold approximately 90% of the voting power of the capital stock of the Company on a fully diluted basis. The New Hims Class V Common Stock will also be subject to a “sunset” and conversion to New Hims Class A Common Stock if Mr. Dudum (i) no longer serves in a senior executive or board role, or (ii) transfers any shares of New Hims Class V Common Stock (except for permitted transfers).

In accordance with the terms and subject to the conditions of the Merger Agreement, based on an implied equity value of $1.6 billion, minus up to $75 million of cash consideration at closing to Hims stockholders at Hims’ election, plus the aggregate strike price of all Hims options and warrants, (i) each share of Hims common stock, restricted stock and preferred stock (other than dissenting shares and shares held by Hims as treasury stock (which shares will be cancelled for no consideration as part of the Merger) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Hims Class A Common Stock, earn out shares (as described below) and warrants to acquire shares of New Hims Class A Common Stock, each as determined in the Merger Agreement, (ii) all equity awards of Hims will be assumed by the Company and converted into comparable equity awards that are settled or exercisable for shares of New Hims Class A Common Stock, earn out restricted stock unit awards and warrant restricted stock unit awards with a value as if such Hims equity awards were exercised prior to the closing of the Merger and (iii) each warrant of Hims that is unexercised will be assumed by the Company and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant was exercised prior to the closing of the Merger. Each Hims equityholder will receive its applicable portion of the 16 million earn out shares (or equivalent equity award) that will vest in equal thirds if the trading price of New Hims Class A Common Stock is greater than or equal to $15, $17.50 and $20 for any 10 trading days within any 20-trading day period and will also vest in connection with any Company Sale (as defined in the Merger Agreement) if the applicable thresholds are met in such Company Sale. The trading price thresholds were met in February 2021.

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. The Company has also taken action such that, effective immediately after the closing of the Merger, the Company’s board of directors consist of up to eight directors, which shall include the board of directors of Hims prior to the signing of the Merger Agreement plus up to four individuals to be identified at the sole discretion of Hims. In addition, the Company has agreed to adopt an equity incentive plan in an amount not to exceed 10% of the Company’s equity interests on a fully diluted basis with an annual evergreen provision in an amount not to exceed 5% on a fully diluted basis and employee stock purchase plan in an amount not to exceed 2% of the Company’s equity interests on a fully diluted basis with an annual evergreen provision in an amount not to exceed 1% on a fully diluted basis.

In addition, prior to the closing of the Merger, 25.0% of the Class B ordinary shares of the Company and the Private Placement Warrants will be surrendered and forfeited by the Sponsor in accordance with the Sponsor Agreement (as defined below) and reissued to existing Hims equityholders as New Hims Class A Common Stock (or equivalent equity awards in respect thereof) and warrants to acquire shares of New Hims Class A Common Stock (or equivalent equity awards in respect thereof) as part of the merger consideration described above and the Domestication will be consummated.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, the Company, the Sponsor and Hims entered into a sponsor agreement (the “Sponsor Agreement”), pursuant to which the Sponsor has agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the

Merger), (ii) surrender and forfeit 25.0% of the Class B ordinary shares of the Company and the Private Placement Warrants for no consideration and as a contribution to the capital of the Company to be effectuated in connection with the consummation of the Merger, (iii) waive any adjustment to the conversion ratio set forth in the Company’s amended and restated memorandum and articles of association with respect to the Class B ordinary shares of the Company held by the Sponsor, (iv) be bound by certain other covenants and agreements related to the Merger and (v) be bound by certain transfer restrictions with respect to its shares in the Company prior to the closing of the Merger, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

In connection with the signing of the Merger Agreement, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such investors, on the closing date, an aggregate of 7,500,000 shares of New Hims Class A Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $75,000,000.

Registration Rights Agreement

At the closing of the Merger, the Company and the Sponsor entered into a registration rights agreement (the “Parent Registration Rights Agreement”) pursuant to which, among other things, the Sponsor was granted certain customary registration rights with respect to its shares of New Hims Class A Common Stock.

Amended and Restated Investors’ Rights Agreement

Concurrently with the execution of the Merger Agreement, the Company and certain Hims Stockholders entered into an amended and restated investors’ rights agreement (the “A&R Company Investors’ Rights Agreement”) contingent upon and to be effective immediately prior to the closing of the Merger pursuant to which, among other things (i) such Hims Stockholders have agreed not to effect any sale or distribution of the Company’s equity securities during the lock-up period described therein and (ii) will be granted certain customary registration rights with respect to their shares of New Hims Class A Common Stock.

Note 2—Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had approximately $24 and $17,000 in cash equivalents held in the Trust Account as of December 31, 2020 and 2019, respectively.

Marketable Securities Held in Trust Account

The Company’s portfolio of marketable securities is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on marketable securities (net), dividends and interest, held in the Trust Account in the accompanying statement of operations. The estimated fair values of marketable securities held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2020 and 2019, the carrying values of cash, accounts payable, accrued expenses, and advances from related party approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of marketable securities held in the Trust Account is comprised mainly of investments in U.S. Treasury securities with an original maturity of 185 days or less. The fair value for trading securities is determined using quoted market prices in active markets.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future conforming events. Accordingly, the actual results could differ from those estimates.

Offering Costs Associated with the Initial Public Offering

Offering costs consist of legal, accounting, underwriting fees and other costs incurred that are directly related to the Initial Public Offering and were charged to shareholders’ equity upon the completion of the Initial Public Offering on July 22, 2019.

Class A Ordinary Shares Subject to Possible Redemption

Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020 and 2019, 18,854,302 and 19,159,203, respectively, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

Net Income Per Ordinary Share

Net income per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. The Company has not considered the effect of the warrants sold in the Initial Public Offering and the Private Placement to purchase an aggregate of 10,725,000 of the Company’s Class A ordinary shares in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method.

The Company’s statement of operations includes a presentation of income per share for ordinary shares subject to redemption in a manner similar to the two-class method of income per share.

Net income per ordinary share, basic and diluted for Class A ordinary shares are calculated by dividing the interest income earned on investments and marketable securities held in the Trust Account of approximately $1.7 million, net of $325,000 annual limit of Regulatory Withdrawal available to be withdrawn from the Trust Account, resulting in a total of approximately $1.4 million for the year ended December 31, 2020, by the weighted average number of Class A ordinary shares outstanding for the period. Net loss per ordinary share for the year ended December 31, 2020, basic and diluted for Class B ordinary shares is calculated by dividing the net loss of approximately $3.0 million, less income attributable to Class A ordinary shares of approximately $1.4 million, resulted to a net loss of approximately $4.4 million, by the weighted average number of Class B ordinary shares outstanding for the period.

Net income per ordinary share, basic and diluted for Class A ordinary shares are calculated by dividing the interest income earned on investments and marketable securities held in the Trust Account of approximately $1.9 million, net of $325,000 annual limit of Regulatory Withdrawal available to be withdrawn from the Trust Account, resulting in a total of approximately $1.5 million for the period from April 9, 2019 (inception) through December 31, 2019, by the weighted average number of Class A ordinary shares outstanding for the period. Net loss per ordinary share, basic and diluted for Class B ordinary shares is calculated by dividing the net income of approximately $1.1 million, less income attributable to Class A ordinary shares of approximately $1.5 million, resulted to a net loss of approximately $385,000, by the weighted average number of Class B ordinary shares outstanding for the period.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020 and 2019. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2020 and 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3—Initial Public Offering

On July 22, 2019, the Company sold 20,125,000 Units, including 2,625,000 Over-Allotment Units, at a price of $10.00 per Unit, generating gross proceeds of $201.25 million, and incurring offering costs of approximately $11.9 million, inclusive of approximately $7.04 million in deferred underwriting commissions (see Note 5).

Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4—Related Party Transactions

Founder Shares

In April 2019, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration of 4,312,500 Class B ordinary shares, par value $0.0001, (the “Founder Shares”). On June 26, 2019, the Company effected a pro rata share capitalization resulting in an increase in the total number of Class B ordinary shares outstanding from 4,312,500 to 5,031,250. All share amounts have been retroactively restated to reflect the share capitalization. The Sponsor had agreed to forfeit up to 656,250 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. The forfeiture would have been adjusted to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares would have represented 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters exercised their over-allotment option in full on July 22, 2019; thus, the Founder Shares are no longer subject to forfeiture.

The initial shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Private Placement Warrants

Concurrently with the closing of the Initial Public Offering, on July 22, 2019 the Company sold 4,016,667 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of approximately $6.03 million. Each whole Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share. Certain of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering and are held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants are non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination is not consummated within the Combination Period, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. To date, the Company had no borrowings under any Working Capital Loan.

Expense Reimbursements

Prior to the closing of the Initial Public Offering, the Sponsor agreed, pursuant to an expense reimbursement agreement (the “Expense Reimbursement Agreement”), to advance the Company up to $300,000 to pay for a portion of the expenses incurred in connection with the Initial Public Offering. The Sponsor advanced approximately $62,000 to the Company under the Expense Reimbursement Agreement. The Company repaid this advance in full on November 18, 2019.

Administrative Support Agreement

Commencing on the effective date of the Initial Public Offering, the Company agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of an initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company incurred approximately $120,000 and $55,000 for the year ended December 31, 2020 and during the period from April 9, 2019 (inception) through December 31, 2019, respectively, in expenses in connection with such services as reflected in the accompanying statement of operations. As of December 31, 2020 and December 31, 2019, the Company had approximately $60,000 and $55,000, respectively, in accrued expenses for related party in connection with such services as reflected in the accompanying balance sheets. During the year ended December 31, 2020, the Company paid approximately $115,000 of the outstanding accrued administrative support fees.

Note 5—Commitments & Contingencies

Registration and Shareholder Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights pursuant to a registration and shareholder rights agreement entered into in connection with the consummation of the Initial Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 2,625,000 Over-Allotment Units to cover over-allotments, if any, at the Initial Public Offering price less underwriting discounts and commissions. On July 22, 2019, the underwriters fully exercised their over-allotment option.

The underwriters were entitled to underwriting discounts of $0.20 per unit, or $4.025 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $7.04 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. This was paid upon the close of the Merger.

Deferred Legal Fees

The Company entered into an engagement letter to obtain legal advisory services, pursuant to which the Company’s legal counsel agreed to defer an aggregate of $150,000 of their fees in connection with the Initial Public Offering until the closing of the Initial Business Combination. The deferred fee will become payable to the legal counsel from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination. As of December 31, 2020 and 2019, the Company recorded an aggregate of $150,000 in connection with such arrangement as deferred legal fees in the accompanying balance sheet. This was paid upon the close of the Merger.

Note 6—Shareholders’ Equity

Class A Ordinary Shares—The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2020 and 2019, there were 20,125,000 Class A ordinary shares issued and outstanding, including 18,854,302 and 19,159,203, respectively, Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares—The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On June 26, 2019, the Company effected a pro rata share capitalization resulting in an increase in the total number of Class B ordinary shares outstanding from 4,312,500 to 5,031,250. All share amounts have been retroactively restated to reflect the share capitalization. Holders of Class B ordinary shares are entitled to one vote for each Class B ordinary share. As of December 31, 2020 and 2019, there were 5,031,250 Class B ordinary shares outstanding.

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law or stock exchange rule; provided that only holders of the Class B ordinary shares have the right to vote on the election of the Company’s directors prior to the initial Business Combination.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all

Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity- linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor upon conversion of Working Capital Loans. Any conversion of Class B ordinary shares will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law.

Preference Shares—The Company is authorized to issue 1,000,000 preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2019, no preference shares were issued or outstanding.

Warrants—Public Warrants may only be exercised for a whole number of shares. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than twenty business days, after the closing of a Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable under certain redemption scenarios so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company under all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

Commencing 90 days after the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined based on the redemption date and the “fair market value” of the Class A ordinary shares (the “fair market value” of the Class A ordinary shares shall mean the average last reported sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants);

•

if, and only if, the last reported sale price of the Class A ordinary shares equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

•

if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of Class A ordinary shares) as the outstanding Public Warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants (or such other security as the warrants may be exercisable for at the time of redemption) and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given, or an exemption from registration is available.

In addition, the Company may redeem the Public Warrants for cash (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported closing price of the Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 7—Fair Value Measurements

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2020 and 2019 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

December 31, 2020:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets held in Trust Account:
U.S. Treasury Securities	$204,525,031	$—	$—
Cash equivalents—money market funds	24	—	—

	$204,525,055	$—	$—

December 31, 2019:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets held in Trust Account:
U.S. Treasury Securities	$203,090,272	$—	$—
Cash equivalents—money market funds	17,070	—	—

	$203,107,342	$—	$—

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the year ended December 31, 2020 or for the period from April 9, 2019 (inception) through December 31, 2019.

Level 1 instruments include investments in money market funds and U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Note 8. Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through the date the financial statements were available for issuance require potential adjustment to or disclosure in the financial statements and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

On January 20, 2021, the Company completed the Merger pursuant to the Merger Agreement as described in Note 1. As contemplated by the Merger Agreement and as described in the Company’s definitive proxy statement filed with the United States Securities and Exchange Commission (the “SEC”) on December 29, 2020 (the “Proxy Statement”), (i) the Company became a Delaware corporation and, in connection with the Domestication, (A) the Company’s name changed to “Hims & Hers Health, Inc.”, (B) each outstanding Class A ordinary share of the Company and each outstanding Class B ordinary share of the Company became one share of Class A common stock of the Company, and (C) each outstanding warrant of the Company became one warrant to purchase one share of New Hims Class A Common Stock; and (ii) following the Domestication, Merger Sub merged with and into Hims, with Hims as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of the Company.

In February 2021, the Company net exercised 3,012,500 warrants for 1,474,145 shares of New Hims Class A common stock.

CONSOLIDATED FINANCIAL STATEMENTS

Hims, Inc. and Subsidiaries

Years Ended December 31, 2020 and 2019

With Report of Independent Registered Public Accounting Firm

Hims, Inc. and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Hims, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hims, Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, mezzanine equity and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.
San Francisco, California
March 22, 2021

Hims, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, except Share Data)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$27,344	$22,647
Short-term investments	72,864	37,721
Inventory	3,543	4,217
Prepaid expenses and other current assets	5,404	5,022
Deferred transaction costs	3,929	—

Total current assets	113,084	69,607
Restricted cash, noncurrent	1,006	150
Other long-term assets	4,607	2,313

Total assets	$118,697	$72,070

Liabilities, mezzanine equity, and stockholders’ equity
Current liabilities:
Accounts payable	$8,066	$7,231
Accrued liabilities	4,984	2,026
Deferred revenue	1,272	753
Term loan, current	—	1,515
Warrant liabilities	906	9,097

Total current liabilities	15,228	20,622
Deferred rent, noncurrent	381	—

Total liabilities	15,609	20,622

Commitments and contingencies (Note 11)
Mezzanine equity:
Redeemable convertible preferred stock – par value $0.000001; 211,924,602 and 192,870,448 shares authorized and 206,031,290 and 186,573,651 shares issued and outstanding as of December 31, 2020 and 2019, respectively; liquidation preference of $268,452 and $206,138 as of December 31, 2020 and 2019, respectively	249,962	186,741
Redeemable Class A common stock – par value $0.000001; nil and 1,627,132 shares issued and outstanding as of December 31, 2020 and 2019, respectively	—	4,500

Total mezzanine equity	249,962	191,241

Stockholders’ deficit:
Common stock – Class A shares, par value $0.000001; 368,000,000 and 333,000,000 shares authorized and 101,606,862 and 98,563,353 shares issued and outstanding as of December 31, 2020 and 2019, respectively; Class F shares, par value $0.000001; 15,323,740 shares authorized, issued, and outstanding as of December 31, 2020 and 2019	—	—
Additional paid-in capital	24,429	13,383
Accumulated other comprehensive (loss) income	(11)	2
Accumulated deficit	(171,292)	(153,178)

Total stockholders’ deficit	(146,874)	(139,793)

Total liabilities, mezzanine equity, and stockholders’ deficit	$118,697	$72,070

See accompanying notes to consolidated financial statements.

Hims, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(In Thousands, except Share and Per Share Data)

	Year Ended December 31,
	2020	2019
Revenue	$148,757	$82,558
Cost of revenue	39,307	37,953

Gross profit	109,450	44,605
Operating expenses:
Marketing	58,989	63,156
Selling, general, and administrative	65,605	55,863

Total operating expenses	124,594	119,019

Loss from operations	(15,144)	(74,414)
Other income (expense):
Interest expense	(10)	(369)
Other (expense) income, net	(2,833)	2,809

Loss before provision for income taxes	(17,987)	(71,974)
Provision for income taxes	(127)	(90)

Net loss	(18,114)	(72,064)
Other comprehensive (loss) income	(13)	4

Total comprehensive loss	$(18,127)	$(72,060)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.23)	$(0.94)

Weighted average shares outstanding:
Basic and diluted	78,047,120	76,545,970

See accompanying notes to consolidated financial statements.

Hims, Inc. and Subsidiaries

Consolidated Statements of Mezzanine Equity and Stockholders’ Deficit

(In Thousands, except Share Data)

	Redeemable Convertible Preferred Stock		Redeemable Class A Common Stock		Class A and Class F Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	156,950,448	$94,151	—	—	112,924,032	—	$9,759	$(2)	$(81,114)	$(71,357)
Issuance of redeemable convertible preferred stock, net of issuance costs, including warrants, of $10.2 million	29,623,203	92,590	—	—	—	—	—	—	—	—
Issuance of Class A common stock warrants	—	—	—	—	—	—	61	—	—	61
Exercise of vested stock options	—	—	—	—	387,055	—	23	—	—	23
Early exercise of unvested stock options	—	—	—	—	2,218,897	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	—	—	12	—	—	12
Forfeiture of unvested shares issued for early exercised stock options	—	—	—	—	(15,759)	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	8,028	—	—	8,028
Reclassification associated with Class A common stock subject to redemption	—	—	1,627,132	4,500	(1,627,132)	—	(4,500)	—	—	(4,500)
Other comprehensive income	—	—	—	—	—	—	—	4	—	4
Net loss	—	—	—	—	—	—	—	—	(72,064)	(72,064)

Balance as of December 31, 2019	186,573,651	186,741	1,627,132	4,500	113,887,093	—	13,383	2	(153,178)	(139,793)
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $0.1 million	16,495,335	51,900	—	—	—	—	—	—	—	—
Exercise of Series C redeemable convertible preferred stock warrants	2,962,304	11,321	—	—	—	—	—	—	—	—
Exercise of Class A common stock warrants	—	—			2,320,646	—	561	—	—	561
Exercise of vested stock options	—	—	—	—	370,117	—	123	—	—	123
Early exercise of unvested stock options	—	—	—	—	39,573	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	—	—	31	—	—	31
Forfeiture of unvested early exercised shares	—	—	—	—	(1,313,959)	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	5,831	—	—	5,831
Expiration of the Class A common stock redemption right	—	—	(1,627,132)	(4,500)	1,627,132	—	4,500	—	—	4,500
Other comprehensive loss						—	—	(13)	—	(13)
Net loss	—	—	—	—	—	—	—	—	(18,114)	(18,114)

Balance as of December 31, 2020	206,031,290	$249,962	—	—	116,930,602	—	$24,429	$(11)	$(171,292)	$(146,874)

See accompanying notes to consolidated financial statements.

Hims, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,
	2020	2019
Operating activities
Net loss	$(18,114)	$(72,064)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,057	260
Stock-based compensation	5,831	8,028
Change in fair value of warrant liability	3,101	(951)
Loss on lease termination	754	—
Amortization of debt issuance costs	322	70
Noncash other	384	(358)
Changes in operating assets and liabilities:
Inventory	674	(522)
Prepaid expenses and other current assets	(645)	(2,436)
Other long-term assets	8	(755)
Accounts payable	826	(6,075)
Accrued liabilities	2,423	(276)
Deferred revenue	519	212
Deferred rent	381	—

Net cash used in operating activities	(2,479)	(74,867)

Investing activities
Purchases of investments	(95,008)	(42,012)
Maturities of investments	47,990	4,500
Proceeds from sale of investments	11,550	—
Investment in website development, internal-use software, and intangible assets	(2,496)	(1,479)
Purchases of property, equipment, and intangible assets	(1,737)	(308)

Net cash used in investing activities	(39,701)	(39,299)

Financing activities
Proceeds from issuance of redeemable convertible preferred stock	52,034	102,793
Payments for issuance costs of redeemable convertible preferred stock	(134)	(227)
Proceeds from exercise of Series C preferred stock warrants	29	—
Proceeds from exercise of Class A common stock warrants	561	—
Proceeds from exercise of vested and unvested stock options, net of repurchases of unvested shares	123	44
Borrowings of principal on term loan	—	2,136
Repayments of principal on term loan	(1,515)	(9,051)
Payments for debt issuance costs	—	(377)
Payments for transaction costs	(3,356)	—

Net cash provided by financing activities	47,742	95,318

Foreign currency effect on cash and cash equivalents	(9)	(5)

Increase (decrease) in cash, cash equivalents, and restricted cash	5,553	(18,853)
Cash, cash equivalents, and restricted cash at beginning of year	22,797	41,650

Cash, cash equivalents, and restricted cash at end of year	$28,350	$22,797

Supplemental disclosures of cash flow information
Cash paid for taxes	$221	$139

Cash paid for interest	$10	$361

Noncash investing and financing activities
Exercise of preferred stock warrants	$11,292	$—

Expiration of Class A common stock redemption right	$4,500	$—

Redeemable Class A common stock reclassification	$—	$4,500

Deferred transaction costs payable	$573	$—

Warrants issued for debt issuance costs	$—	$133

Vesting of early exercised stock options	$31	$12

See accompanying notes to consolidated financial statements.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Description of the Business

Hims, Inc. (the “Company” or “Hims”) was incorporated in Delaware on December 30, 2013. Our mission is to make healthcare accessible, affordable, and convenient for everyone. We designed and built our digitally native, cloud-based technology centered around the consumer, and design everything with the consumer in mind. Our proprietary mobile app, websites, telehealth platform, electronic medical records system, and pharmacy integration combine to provide consumers with a seamless, easy-to-use, mobile-first experience. The Company is leading the transformation in healthcare by becoming the digital front door for healthcare consumers.

We believe the future of healthcare will be driven by consumer brands that empower people and give them full control over their healthcare. We have endeavored to build a healthcare system that squarely focuses on the needs of the healthcare consumer. To enable our mission of making healthcare accessible, affordable, and convenient for everyone, we offer a range of health and wellness products and services available for purchase on our websites directly by customers and through wholesale partners.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared pursuant to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and variable interest entities in which it holds a controlling financial interest. All intercompany transactions and balances have been eliminated in the consolidated financial statements herein. For the years ended December 31, 2020 and 2019, the Company had operations primarily in the United States and immaterial operations in the United Kingdom.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more significant estimates and assumptions by management include, among others, valuation of inventory, valuation and recognition of stock-based compensation expense, valuation and recognition of warrants, and estimates in capitalization of website development and internal-use software costs. Management believes that the estimates, and judgments upon which it relies, are reasonable based upon information available to it at the time that these estimates and judgments were made. Actual results experienced by the Company may differ from management’s estimates. To the extent that there are material differences between these estimates and actual results, the Company’s consolidated financial statements will be affected.

Risks and Uncertainties

The Company’s business, operations, and financial results are subject to various risks and uncertainties, including adverse United States economic conditions, legal restrictions, changing laws for medical services and prescription products, or decisions to outsource or modify portions of its supply chain, and competition in its industry could adversely affect its business, financial condition, results of operations, and cash flows. These significant factors, among others, could cause the Company’s future results to differ materially from the consolidated financial statements.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Concentration Risk

The Company’s financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable.

The Company maintains its cash, cash equivalents, short-term investments and restricted cash with high-quality financial institutions with investment-grade ratings. The majority of the cash balances are with U.S. banks and are insured to the extent defined by the Federal Deposit Insurance Corporation.

The prescription products ordered on the Company’s e-commerce online platform have historically been fulfilled by two pharmacies. If either of the pharmacies were to stop fulfilling orders, it could significantly slow prescription product sales until a new supplier is found. The Company maintains agreements with these pharmacies and is investing in new pharmacy fulfillment capabilities to mitigate any such risk.

As of and for the years ended December 31, 2020 and 2019, a single wholesale customer represented more than 10% of accounts receivable and no single customer represented more than 10% of revenue. In addition, the Company had an immaterial amount of revenue related to sales in foreign countries.

Foreign Currency Translation

The Company’s consolidated financial statements are presented in U.S. dollars. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are presented as foreign currency translation adjustments, a component of other comprehensive income on the consolidated statements of operations and comprehensive loss.

Segment Reporting

For the years ended December 31, 2020 and 2019, the Company was managed as a single operating segment on a consolidated basis. Furthermore, the Company determined that the Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker as he is responsible for making decisions regarding the allocation of resources and assessing performance as well as for strategic operational decisions and managing the organization at a consolidated level.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits its cash and cash equivalents with financial institutions.

The restricted cash balance is comprised of the cash collateral that is held by the Company’s primary financial institution for (i) use of the institution’s cash management services and (ii) a letter of credit issued as a security deposit for the Company’s warehouse facility in New Albany, Ohio. Refer to Note 9 – Borrowing Arrangements for further details.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Total cash, cash equivalents, and restricted cash are summarized as follows (in thousands):

	December 31,
	2020	2019
Cash and cash equivalents	$27,344	$22,647
Restricted cash	1,006	150

Total cash, cash equivalents, and restricted cash	$28,350	$22,797

Short-term and Long-term Investments

Available-for-sale debt instruments with original maturities at the date of purchase greater than three months and remaining maturities of less than one year are classified as short-term investments. Available-for-sale debt instruments with original maturities at the date of purchase and remaining maturities of greater than one year are classified as long-term investments. The Company intends to sell such investments at or close to maturity.

The investments, if any, are designated as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in other comprehensive income on the consolidated statements of operations and comprehensive loss, except as noted in the Other-Than-Temporary Impairment section that follows. The Company determines the cost of the investment sold based on specific identification at the individual security level. The Company records the interest income and realized gains and losses on the sale of these instruments within other income (expense), net on the consolidated statements of operations and comprehensive loss.

Other-Than-Temporary Impairment

The Company’s investments are subject to a periodic impairment review. Investments are considered impaired when the fair value is below the investment’s adjusted cost basis. This would occur for marketable debt instruments when the fair value is below amortized cost and the Company intends to sell the instrument, or when it is more likely than not that the Company will be required to sell the instrument before recovery of its amortized cost basis, or when the Company does not expect to recover the entire amortized cost basis of the instrument (a credit loss exists). When the Company does not expect to recover the entire amortized cost basis of the instrument, it separates other-than-temporary impairments into amounts representing credit losses, which are recognized in other income (expense), net, and amounts related to all other factors, which are recognized in other comprehensive (loss) income on the consolidated statements of operations and comprehensive loss. The Company incurred no impairments for the years ended December 31, 2020 or 2019.

Fair Value of Financial Instruments

The fair value of a financial instrument is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities subject to ongoing fair value measurement are categorized and disclosed into one of the three categories depending on observable or unobservable inputs employed in the measurement. Hierarchical levels, which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities, are as follows:

•	Level 1: Inputs that are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2: Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

•

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Inventory

Inventory primarily consists of finished goods and raw materials that are located at Company-managed and third-party fulfillment warehouses. Inventory is stated at the lower of cost or net realizable value and inventory cost is determined by the weighted average cost method. The Company reserves for expired, slow-moving, and excess inventory by estimating the net realizable value based on the potential future use of such inventory. Management monitors inventory to identify events that would require impairment due to slow-moving, expired, or obsolete inventory and adjusts the value of inventory when required. Obsolete inventory balances are written-off against the inventory allowance after management determines that the inventory cannot be sold. For the years ended December 31, 2020 and 2019, the Company recorded write-offs of $0.2 million and $1.4 million, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of balances related to prepayments or vendor deposits for inventory, software, insurance, marketing and other operating costs, and trade and other accounts receivables. Prepaid expenses are recorded when payment has been made in advance for goods and services. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Receivables are stated at amounts estimated by management to be equal to their net realizable values. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable losses and it is recorded when it is probable that amounts will not be collected based on historical collection trends, age of outstanding receivables, specific customer circumstances, and existing economic conditions. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2020 and 2019, accounts receivable was $1.1 million and $0.9 million, respectively, and included within prepaid expenses and other current assets on the consolidated balance sheets. There were no write-offs of accounts receivable for the years ended December 31, 2020 or 2019. As of December 31, 2020 and 2019, the Company had no allowances for doubtful accounts.

The Company does not have any off-balance sheet credit exposure related to its customers.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of assets are capitalized. Property and equipment are depreciated or amortized using the straight-line method over the estimated useful lives ranging from two to five years and consist primarily of facility equipment, computers, equipment, furniture, and fixtures. Property and equipment, net was $1.7 million and $0.2 million as of December 31, 2020 and 2019, respectively, and is classified within other long-term assets on the consolidated balance sheets.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Intangibles

Intangibles with finite lives are amortized over their useful life in accordance with Accounting Standards Codification (“ASC”) 350-30, Intangibles – Goodwill and Other – General Intangibles Other Than Goodwill. Amortization is provided by utilizing a straight-line method over the estimated useful lives of the intangibles.

The Company accounts for website development costs in accordance with ASC 350-50, Intangibles – Goodwill and Other – Website Development Costs. The costs incurred during the website application and infrastructure stages as well as costs incurred during the graphics and content development stages are capitalized; all other costs are expensed as incurred. In addition, the Company incurs costs to develop software for internal use, which are accounted for under ASC 350-40, Intangibles – Goodwill and Other – Internal-Use Software. The costs incurred during the application development phase are capitalized until the project is completed and the asset is ready for intended use. The Company expenses all costs that relate to the preliminary project and post-implementation operation phases of development as selling, general, and administrative expense on the consolidated statement of operations and comprehensive loss.

As of December 31, 2020 and 2019, website development and internal-use software costs of $2.9 million and $1.3 million, net of amortization of $1.0 million and $0.2 million, respectively, were classified within other long-term assets on the consolidated balance sheets and had useful lives of 2 to 3 years.

The following table summarizes the estimated amortization of intangibles for the five years subsequent to December 31, 2020, and thereafter (in thousands):

2021	$1,157
2022	1,052
2023	586
2024	128
2025 and thereafter	18

Total	$2,941

Impairment of Long-Lived Assets

Long-lived assets include property and equipment and intangible assets subject to amortization. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such cases, recoverability of assets to be held and used is assessed by comparing the carrying amount of assets with their future underlying net cash flows (undiscounted and without interest charges). If such assets are considered to be impaired, an impairment is recognized as the amount by which the carrying amount of the assets exceeds the estimated fair values of the assets. Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell. As of December 31, 2020 and 2019, the Company determined that no events or changes in circumstances existed that would otherwise indicate any impairment of its long-lived assets.

Warrant Liability

The Company classifies warrants to purchase shares of Series C and Series D redeemable convertible preferred stock that are contingently puttable or redeemable as liabilities. Such warrants are measured and recognized at fair value and are subject to remeasurement at each balance sheet date. At the end of each reporting period, changes in fair value during the period are recognized as a component of other income (expense), net within the

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

consolidated statements of operations and comprehensive loss. The Company will continue to adjust the warrant liability for changes in the fair value until the earlier of a) the exercise or expiration of the warrants or b) the completion of a liquidation event, including completion of an initial public offering, at which time all outstanding preferred stock warrants will be converted into warrants to purchase shares of common stock and the liability will be reclassified to additional paid-in capital. As of December 31, 2020, all Series C preferred stock warrants were exercised.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company’s consolidated revenue primarily comprises online sales of health and wellness products through the Company’s website, including prescription and nonprescription products. In contracts that contain prescription products, revenue also includes medical consultation services. Additionally, starting in March 2020, the Company began selling its products to a new wholesale partner, leading to an increase in revenue generated from wholesale arrangements for the year ended December 31, 2020.

Revenue consists of the following (in thousands):

	Year Ended December 31,
	2020	2019
Online	$140,728	$82,286
Wholesale	8,029	272

Total revenue	$148,757	$82,558

For online revenue, the Company defines its customer as an individual who purchases products or services through the website. For wholesale revenue, Company defines its customer as a wholesale partner. The transaction price in the Company’s contracts with customers is the total amount of consideration to which the Company expects to be entitled in exchange for transferring products or services to the customer.

The Company’s contracts that contain prescription products include two performance obligations: access to (i) products and (ii) consultation services. The Company’s contracts that do not contain prescription products have a single performance obligation. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product to the customer and, in contracts that contain services, by the provision of consultation services to the customer. The Company satisfies its performance obligation for products at a point in time, which is upon delivery of the products to a third-party carrier. The Company satisfies its performance obligation for services over the period of the consultation service, which is typically a few days. The customer obtains control of the products and services upon the Company’s completion of its performance obligations.

For contracts with multiple performance obligations, the transaction price is allocated to each performance obligation on a relative stand-alone selling price basis. The stand-alone selling price is based on the prices at which the Company separately sells the products and services, as well as market and cost-plus margin-based estimates. For the years ended December 31, 2020 and 2019, service revenue represents less than 10% of consolidated revenues.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

To fulfill its promise to customers for contracts that include professional medical consultations, the Company maintains relationships with various “Affiliated Medical Groups”, which are professional corporations or other professional entities owned by licensed physicians and other professional entities that engage licensed medical professionals (medical doctors, physician assistants, and nurse practitioners; collectively referred to as “Providers”) to provide consultation services. Refer to Note 7 – Variable Interest Entities. The Company accounts for service revenue as a principal in the arrangement with its customers. This conclusion is reached because (i) the Company determines which Affiliated Medical Group and Provider provides the consultation to the customer; (ii) the Company is primarily responsible for the satisfactory fulfillment and acceptability of the services; (iii) the Company incurs costs for consultation services even for visits that do not result in a prescription and the sale of products; and (iv) the Company, at its sole discretion, sets all listed prices charged on its websites for products and services.

Additionally, to fulfill its promise to customers for contracts that include professional medical consultations, the Company maintains relationships with third-party pharmacies (“Partner Pharmacies”) to fill prescriptions that are ordered by the Company’s customers. The Company accounts for prescription product revenue as a principal in the arrangement with its customers. This conclusion is reached because (i) the Company has sole discretion in determining which Partner Pharmacy fills a customer’s prescription; (ii) Partner Pharmacies fill the prescription based on fulfillment instructions provided by the Company including using Company’s branded packaging for generic products; (iii) the Company is primarily responsible to the customer for the satisfactory fulfillment and acceptability of the order; (iv) the Company is responsible for refunds of the prescription medication after transfer of control to the customer; and (v) the Company, at its sole discretion, sets all listed prices charged on its website for products and services.

The Company estimates refunds using the expected value method based on historical refunds granted to customers. The Company updates its estimate at the end of each reporting period and recognizes the estimated amount as contra-revenue with a corresponding refund liability. Sales, value-added, and other taxes are excluded from the transaction price and, therefore, from revenue.

The Company has made an accounting policy election to account for shipping and handling activities performed after the control of a product has been transferred to the customer as fulfillment costs, with direct costs to ship products to customers included in cost of revenue. The Company’s contracts with customers do not contain costs to obtain or costs to fulfill contracts with customers in accordance with ASC 340-40, Other Assets and Deferred Costs – Contracts with Customers.

For online sales, payment for prescription medication and nonprescription products is typically collected from the customer a few days in advance of product shipment. Contract liabilities are recorded when payments have been received from the customer for undelivered products or services and are recognized as revenue when the performance obligations are later satisfied. Contract liabilities consisting of balances related to customer prepayments are recognized as current deferred revenue on the consolidated balance sheets of which substantially all of the balance is recognized in the following month. For wholesale arrangements, payments are collected in accordance with contract terms.

Cost of Revenue

Cost of revenue consists of costs directly attributable to the products shipped and services rendered, including product costs, packaging materials, shipping costs, and labor costs directly related to revenue generating activities. Costs related to free products where there is no expectation of future purchases from a customer are considered to be selling, general, or administrative expenses and are excluded from cost of revenue.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based upon differences between the financial reporting and tax reporting basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence, including its operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis, to ascertain whether it is more likely than not that deferred tax assets will be realized. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance, which would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.

In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes potential liabilities based on an estimate of whether, and the extent to which, additional taxes will be due. The Company accounts for uncertain tax positions in accordance with the relevant guidance, which prescribes a two-step approach to recognize and measure uncertain tax positions taken or expected to be taken in the income tax return, and also provides guidance on recognition, classification, interest and penalties, disclosure, and transition. The first step is to evaluate the tax position taken or expected to be taken by determining whether the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation process. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

Stock-Based Compensation

The fair value of stock options, equity-classified warrants issued to vendors, and restricted stock units (“RSUs”), are measured at the grant date fair value. The fair value of employee stock options and vendor warrants are generally determined using the Black-Scholes Merton (“BSM”) option-pricing model using various inputs, including estimates of expected volatility, term, risk-free rate, and future dividends. Stock options that were granted to the Company’s CEO with performance conditions were valued using the Monte Carlo simulation model. The Company recognizes compensation costs on a straight-line basis over the requisite service period of the employee and vendor, which is generally the option vesting term of four years for options and warrants that do not have performance conditions. Stock options and RSUs with performance conditions are recognized when it is probable that performance criteria will be achieved and compensation cost is recognized using the accelerated attribution method. The Company accounts for forfeitures as they occur.

Fair Value of Common Stock – Given the absence of a public trading market, the Board of Directors of the Company considers numerous objective and subjective factors to determine the fair value of common stock at each meeting at which awards are approved. These factors include, but are not limited to, (i) contemporaneous valuations of common stock performed by an independent valuation specialist; (ii) developments in the Company’s business and stage of development; (iii) the Company’s operational and financial performance and condition; (iv) issuances of preferred stock and the rights and preferences of preferred stock relative to common stock; (v) current condition of capital markets and the likelihood of achieving a liquidity event, such as an initial

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

public offering or sale of the Company; and (vi) the lack of marketability of the Company’s common stock. For financial reporting purposes, the Company considers the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. The determination includes an evaluation of whether the subsequent valuation indicates that any significant change in valuation had occurred between the previous valuation and the grant date.

Expected Term – The Company calculates the expected term using the simplified method based on the options’ vesting term and contractual terms as the Company does not have sufficient relevant historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Expected Volatility – The volatility is derived from the average historical stock volatilities of a peer group of public companies that the Company considers to be comparable to its business over a period equivalent to the expected term of the share-based grants.

Risk-free Interest Rate – The Company derives the risk-free interest rate assumption from the United States Treasury’s rates for the U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the awards being valued.

Dividend Yield – The Company bases the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. Consequently, the expected dividend yield used is zero.

The Company issues shares for the early exercise of common stock options. The unvested shares are subject to the Company’s repurchase right at the lower of the fair market value of the shares of common stock on the date of repurchase or their original purchase price. The proceeds initially are recorded as a liability from the early exercise of stock options and recorded within accrued liabilities on the consolidated balance sheets. These amounts are reclassified to common stock and additional paid-in capital as the Company’s repurchase right lapses.

Leases

The Company leases a facility under a noncancelable lease agreement that is accounted for as an operating lease. Rent expense is recorded on a straight-line basis over the lease term. For rent abatement and rent escalation provisions, the Company recognizes the related rent expense on a straight-line basis over the lease term. The difference between cash rent payments and the recognition of straight-line rent expense is recorded as deferred rent and amortized over the lease term.

Employee Benefit Plan

In 2018, the Company adopted a 401(k) Profit Sharing Plan covering substantially all of its U.S. employees. In 2020, the Company adopted a new 401(k) Profit Sharing Plan upon transferring 401(k) administration to a new service provider. The Company has not contributed to the plans since their inception.

Advertising

For the years ended December 31, 2020 and 2019, customer acquisition costs were $44.0 million and $51.6 million, respectively. These customer acquisition expenses are charged to expense as incurred and recorded within marketing expense on the consolidated statements of operations and comprehensive loss.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Other Comprehensive Income

The Company’s other comprehensive income is impacted by foreign currency translation and available-for-sale investment fair value adjustments. The impact of foreign currency translation is affected by the translation of assets and liabilities of the Company’s United Kingdom foreign subsidiary, which is denominated in pounds sterling. The primary assets and liabilities affecting the adjustments are cash and cash equivalents, other assets, and accounts payable. The impact of available-for-sale securities is primarily affected by unrecognized gains and losses related to fluctuations in the fair market value of the securities.

Liquidity

The Company’s operations have been financed primarily through the issuance of common and preferred stock. Since inception, the Company has incurred negative cash flows as it is expending significant resources in expanding its activities. This has resulted in losses from operations, which are expected to continue for the foreseeable future years, and an accumulated deficit. The Company may require additional financing to fund operations to meet its business plan.

During the year ended December 31, 2020, the Company incurred a net loss of $18.1 million and had negative cash flows from operating activities of $2.5 million. As of December 31, 2020, the Company had an accumulated deficit of $171.3 million, cash and cash equivalents of $27.3 million, and short-term investments of $72.9 million.

The Company believes that its existing cash and investment balances and availability under borrowing agreements are sufficient for the Company to meet its obligations through at least March 31, 2022. Management considers that there are no conditions or events in the aggregate, including the impact of the COVID-19 pandemic, that raise substantial doubt about the entity’s ability to continue as a going concern for a period of at least one year from the date the consolidated financial statements are issued. Refer to Note 17 – Subsequent Events for transactions occurring subsequent to year-end resulting in increased liquidity.

Recently Adopted Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows. The Company adopted ASU 2016-18 as of January 1, 2019, using a retrospective transition method to each period presented.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The standard is effective for public companies for fiscal years beginning after December 15, 2019, with early adoption permitted for removed disclosures and delayed adoption until fiscal year 2020 permitted for the new disclosures. The Company adopted this disclosure requirement for the year ended December 31, 2020.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40), which aligns the requirements for capitalizing implementation costs incurred in a cloud

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The standard is effective for public companies for fiscal years beginning after December 15, 2019. The Company adopted ASU 2018-15 as of January 1, 2019, which did not have an impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on their balance sheets and disclose key information about leasing arrangements. The ASU establishes a right-of-use (“ROU”) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement. The standard is effective for smaller reporting companies for fiscal years beginning after December 15, 2021 and for interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. In July 2018, the FASB approved an amendment to the new guidance that allows companies the option of using the effective date of the new standard as the initial application (at the beginning of the period in which it is adopted, rather than at the beginning of the earliest comparative period) and to recognize the effects of applying the new ASU as a cumulative effect adjustment to the opening balance sheet or retained earnings. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to require the measurement of expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The guidance also amends the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on such debt security is a credit loss. In November 2018, ASU 2018-19 aligns the implementation date for nonpublic entities’ annual financial statements with the implementation date for their interim financial statements and clarify the scope of the guidance in the amendments in ASU 2016-13 to clarify that receivables arising from operating leases are not within the scope of Credit Losses (Topic 326) and should be accounted for in accordance with Leases (Topic 842). In April 2019, the FASB issued ASU 2019-04, which, among other amendments, allows for certain policy elections and practical expedients related to accrued interest on financial instruments. In November 2019, the FASB issued ASU 2019-10 and ASU 2019-11, which addressed certain aspects of the guidance related to effective dates, expected recoveries, troubled debt restructurings, accrued interest receivables, and financial assets secured by collateral. In February and March 2020, the FASB also issued ASU 2020-02 and ASU 2020-03, respectively, which provide certain amendments and improvements to sections of ASU 2016-13. These standards are effective for smaller reporting companies for fiscal years and interim periods beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which is intended to improve consistency and simplify several areas of existing guidance. ASU 2019-12 removes certain exceptions to the general principles related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for annual reporting periods beginning after December 15, 2020 for public entities, including interim periods within those fiscal years. The standard is effective for public companies for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3. Short-term Investments

Short-term investments as of December 31, 2020, consist of the following (in thousands):

	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate bonds	$55,224	$5	$(2)	$55,227
Government bonds	14,121	2	—	14,123
Asset-backed bonds	3,514	—	—	3,514

Total short-term investments	$72,859	$7	$(2)	$72,864

Short-term investments as of December 31, 2019, consist of the following (in thousands):

	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate bonds	$24,386	$3	—	$24,389
Government bonds	3,515	2	—	3,517
Asset-backed bonds	9,811	4	—	9,815

Total short-term investments	$37,712	$9	—	$37,721

Short-term investments mature within one year.

4. Inventory

Inventory consists of the following (in thousands):

	December 31,
	2020	2019
Finished goods	$2,856	$3,936
Raw materials	687	196
Work-in-process	—	85

Total inventory	$3,543	$4,217

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2020	2019
Trade and other receivables, net	$1,147	$859
Prepaid expenses	2,691	1,946
Vendor deposits	1,395	1,737
Other current assets	171	480

Total prepaid expenses and other current assets	$5,404	$5,022

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2020	2019
Marketing expenses	$1,122	$600
Legal fees	968	74
Payroll costs	919	322
Tax payables	651	597
Warrant exercise deposit liability	664	–
Other accrued liabilities	660	433

Total accrued liabilities	$4,984	$2,026

7. Variable Interest Entities

In order for customers to obtain a prescription product, customers must complete a consultation with a Provider on the Company’s website through one of the Affiliated Medical Groups and receive a written prescription by the applicable Provider.

The Affiliated Medical Groups and the Company do not have any shareholders in common. The Affiliated Medical Groups are 100% owned by licensed physicians. The Company is party to service agreements with the Affiliated Medical Groups pursuant to which the Company provides management and administrative services and collects the medical consultation fees from customers on behalf of the Affiliated Medical Groups.

In October 2020, the Company also entered into service agreements with XeCare LLC (“XeCare”), a licensed mail order pharmacy which is expected to provide prescription fulfillment services solely to the Company’s customers.

The Affiliated Medical Groups and XeCare are legal entities that the Company has determined qualify as variable interest entities (“VIEs”). The Company determined that it is the primary beneficiary of these entities for accounting purposes because it has the ability to direct the activities that most significantly affect the entities’ economic performance and has the obligation to absorb losses. Under the VIE model, the Company presents the results of operations and the financial position of the Affiliated Medical Groups and XeCare as part of the consolidated financial statements of the Company as if the consolidated group were a single economic entity. There is no noncontrolling interest upon consolidation of the entities. The results of operations and cash flows of the Affiliated Medical Groups and XeCare are also included in the Company’s consolidated financial statements.

For the years ended December 31, 2020 and 2019, the Affiliated Medical Groups and XeCare combined charged the Company $12.0 million and $2.6 million, respectively for services rendered. For the years ended December 31, 2020 and 2019, the net losses generated by the Affiliated Medical Groups and XeCare combined were $1.9 million and $9.3 million, respectively, after elimination of intercompany transactions and balances.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8. Fair Value Measurements

The Company’s fair value hierarchy for its financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2020, is as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents:
Money market funds	$12,163	$—	$—	$12,163
Government bonds	—	12,693	—	12,693
Short-term investments:
Corporate bonds	—	55,227	—	55,227
Government bonds	—	14,123	—	14,123
Asset-backed bonds	—	3,514	—	3,514
Restricted cash:
Money market funds	1,006	—	—	1,006
Long-term investments:
Corporate bonds	—	—	—	—

Total assets	$13,169	$85,557	$—	$98,726

Liabilities
Warrant liability	$—	$—	$906	$906

Total liabilities	$—	$—	$906	$906

The Company’s fair value hierarchy for its financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2019, is as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents:
Money market funds	$20,880	$—	$—	$20,880
Government bonds	—	479	—	479
Short-term investments:
Corporate bonds	—	24,389	—	24,389
Government bonds	—	3,517	—	3,517
Asset-backed bonds	—	9,815	—	9,815
Restricted cash:
Money market funds	150	—	—	150
Long-term investments:
Corporate bonds	—	—	—	—

Total assets	$21,030	$38,200	$—	$59,230

Liabilities
Warrant liability	$—	$—	$9,097	$9,097

Total liabilities	$—	$—	$9,097	$9,097

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The fair values of cash, accounts receivable, accounts payable, and accrued liabilities approximated their carrying values as of December 31, 2020 and 2019, due to their short-term nature. All other financial instruments except for the warrant liability are valued either based on recent trades of securities in active markets or based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data. The warrant liability contains significant unobservable inputs including the share exchange ratio in evaluating the fair value of underlying common stock, expected term, and exercise price. Therefore, the warrant liability was evaluated to be a Level 3 fair value measurement.

In prior periods, the fair value of the preferred stock warrant liability had been measured using the BSM option-pricing model and Monte Carlo simulation. The following assumptions were used in determining the fair value of the Series C preferred stock warrant liability related to 2,962,304 warrants at an exercise price of $0.01 and to 198,126 warrants at an exercise price of $3.47:

Measurement Date	December 31, 2019
Expected term (in years)	3.41
Expected volatility	61.00%
Risk-free interest rate	1.63%
Expected dividend yield	0.00%

The Company changed its valuation method as a result of increased probability that the Company’s common shares would be publicly listed in the near-term and began using a probability weighted expected returns methodology during 2020.

As of December 31, 2020, the Company reverted to using a BSM option-pricing model to determine the value of the outstanding Series D preferred stock warrants (that replaced the Series C preferred stock warrants as discussed in Note 9 – Borrowing Arrangements). This was a result of the Company expecting to close a Merger (defined in Note 17 – Subsequent Events) with Oaktree Acquisition Corp. (“OAC”), a publicly traded special purpose acquisition company (“SPAC”), after obtaining approval from the Securities Exchange Commission to file a proxy statement on December 29, 2020. Accordingly, the Company determined the value of the Company’s equity based on the 10-day weighted average trading price of OAC of $13.98, adjusted for the share exchange ratio of 0.4530 (as determined upon consummation of the Merger), and applied a discount for lack of marketability of 3%, for a fair value of $6.14.

The following assumptions and inputs were also used in the BSM calculation:

Measurement Date	December 31, 2020
Expected term (in years)	5.91
Expected volatility	57.90%
Risk-free interest rate	0.49%
Expected dividend yield	0.00%
Exercise price (Series D preferred stock issuance price)	$3.15

Expected Term – The expected term is the contractual life of the warrants which is seven years from the warrant agreement date of November 27, 2019.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Expected Volatility – The volatility is derived from the average historical stock volatilities of a peer group of public companies that the Company considers to be comparable to its business over a period equivalent to the expected term of the warrants.

Risk-free Interest Rate – The Company derives the risk-free interest rate assumption from the United States Treasury’s rates for the U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the warrants being valued.

Dividend Yield – The Company bases the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. Consequently, the expected dividend yield used is zero.

The change in the fair value of preferred stock warrant liabilities is as follows (in thousands):

	December 31,
	2020	2019
Beginning balance	$9,097	$—
Issuance of Series C preferred stock warrants	—	10,048
Exercised warrants	(11,292)	—
Change in fair value	3,101	(951)

Ending balance	$906	$9,097

During the years ended December 31, 2020 and 2019, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

9. Borrowing Arrangements

Silicon Valley Bank

On November 14, 2017, the Company entered into a Loan and Security Agreement (the “2017 Loan Agreement”) with Silicon Valley Bank (“SVB”) consisting of term loans of up to $2.0 million, with a maturity date of February 1, 2021. The Term Loan was effective August 31, 2018 and interest rate for the term loan is The Wall Street Journal’s prime rate (“Prime Rate”) plus 1.25%. In connection with the 2017 Loan Agreement, the Company issued a warrant to SVB to purchase 808,603 shares of the Company’s Class A common stock at an exercise price of $0.025 per share. The warrant expires November 14, 2027 and had an estimated fair value of $0.1 million at the time of issuance.

On May 16, 2018, the Company and SVB amended and restated the 2017 Loan Agreement (the “First Amended and Restated Loan Agreement”) to, among other things, make available an additional term loan amount of up to $11.25 million, which can be drawn over a total of three advances from SVB up to $3.75 million each. Additionally, the payment schedule was modified to 12 equal payments of principal, plus accrued and unpaid interest. In connection with the First Amended and Restated Loan Agreement, the Company issued a warrant to SVB to purchase 129,952 shares of the Company’s Class A common stock at an exercise price of $0.025 per share. The warrant expires May 16, 2028 and had an aggregate fair value of $0.1 million at the time of issuance. The issuance of the warrants was considered debt issuance cost and is amortized over the life of the loan.

On November 27, 2019, the Company and SVB amended and restated the Amended and Restated Loan Agreement, dated as of May 16, 2018 (the “Second Amended and Restated Loan Agreement”), which accelerated the repayment of the existing loan over a six-month period, to be paid in full by May 1, 2020 (the “Existing Term Loan”). The Company repaid the loan by May 1, 2020.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

In the Second Amended and Restated Loan Agreement, SVB also provided a revolving debt facility for the Company (the “Revolving Line”), of up to $8.0 million, with a maturity date of December 31, 2020. Upon termination of the Revolving Line for any reason prior to its maturity date, the Company shall pay, in addition to any payments owed, a termination fee equal to 1.00% of the Revolving Line. The interest rate for the Revolving Line is equal to the Prime Rate plus 0.50%, with a floor of 5.75%. The Company did not draw down from this Revolving Line and therefore, no amounts were required to be repaid by December 31, 2020.

Under the Second Amended and Restated Loan Agreement, upon the Company’s request, SVB will issue letters of credit (the “Letters of Credit”) for the Company’s account in an aggregate amount not to exceed $2.0 million, which is reduced by the amount otherwise available with respect to the cash management services, which may include merchant services, direct deposit of payroll, business credit card, and check cashing services identified in SVB’s various agreements. On September 30, 2020, the Company entered into the First loan Modification Agreement (“Loan Modification Agreement”) and the aggregate amount of the Letters of Credit was amended to $3.5 million. As of December 31, 2020, SVB issued on the Company’s behalf, a letter of credit in the amount of $0.8 million as a security deposit for a warehouse space in New Albany, Ohio. SVB required the Company to maintain $0.8 million as a collateral for the outstanding letter of credit. The Company expects to continue to renew the letter of credit through the duration of the lease. As this is for longer than one year, the Company presents the $0.8 million within restricted cash, noncurrent on the consolidated balance sheet.

The Company also has a business credit card as part of the cash management services offered by SVB. The Company could request an amount not to exceed $2.0 million, in connection with SVB’s cash management services, which amount is reduced by the amount utilized for any issuances of Letters of Credit. This amount was also amended to $3.5 million by the Loan Modification Agreement. Any cash management services are treated as advances under the Revolving Line. For the Company to continue to use the credit card, SVB required the Company to maintain $0.2 million in a collateralized money market account and this was reflected within restricted cash on the consolidated balance sheet as of December 31, 2020.

In connection with the Second Amended and Restated Loan Agreement, the Company issued a warrant to SVB to purchase 82,220 shares of the Company’s Class A common stock at an exercise price of $0.79 per share. The warrant expires November 26, 2029 and had an aggregate fair value of $0.1 million at the time of issuance. The fair value of the warrant for shares of the Class A common stock, as well as costs to close the facility, were considered debt issuance costs and are recorded within prepaid expenses and other current assets on the consolidated balance sheets and amortized over the term of the loan.

As of December 31, 2020 and 2019, the Company was in compliance with all of its covenants under the Second Amended and Restated Loan Agreement. As collateral, the Company provided SVB a security interest in substantially all its assets.

TriplePoint Venture Growth

On November 27, 2019, the Company entered into a Plain English Capital Growth and Security Agreement (the “2019 Capital Agreement”) with TriplePoint Venture Growth (“TPC”) consisting of a term loan in the aggregate principal amount of up to $50.0 million, with $25.0 million being available immediately through December 31, 2020 (the “Part 1 Commitment Amount”), and an additional $25.0 million becoming available upon utilization of the Part 1 Commitment Amount through December 31, 2020. There is no minimum advance amount. As collateral, the Company has provided a second lien security interest to TPC of substantially all its assets. As of December 31, 2020, the Company had not drawn down from this term loan and the facility expired. The costs associated with issuing the debt facility are recorded as debt issuance costs within prepaid expenses and other current assets on the consolidated balance sheet with amortization recorded over the available period of the facility.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

In addition to the costs above and in connection with the 2019 Capital Agreement, the Company issued to TPC a warrant granting TPC the right to purchase 198,126 shares of the Company’s Series C preferred stock at an exercise price of $3.47 per share, subject to adjustment in regard to the preferred stock series, number of shares and exercise price if the per share price of subsequent preferred stock rounds is less than $3.47. The estimated fair value of the Company’s Series C preferred stock warrants at the time of issuance and as of December 31, 2019, was $0.1 million. The fair value of the warrants was considered debt issuance costs and is recorded within prepaid expenses and other current assets on the consolidated balance sheet with amortization recorded over the available period of the facility. The fair value was estimated using the BSM option-pricing model and has been recorded within warrant liability on the consolidated balance sheets. Refer to Note 8 – Fair Value Measurements for further discussion.

On March 12, 2020, the Company sold Series D preferred stock at an issuance price of $3.1545, which triggered an adjustment to the TPC warrant terms per the original agreement, resulting in conversion of the previously issued 198,126 Series C preferred stock warrants at an exercise price of $3.47 into 217,942 Series D preferred stock warrants at an exercise price of $3.15.

10. Income Taxes

For financial reporting purposes, loss before provision for income taxes includes the following (in thousands):

	Year Ended December 31,
	2020	2019
Domestic	$(16,934)	$(71,644)
Foreign	(1,053)	(330)

Loss before provision for income taxes	$(17,987)	$(71,974)

The components of the provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2020	2019
Current:
Federal	$—	$—
State	127	90
Foreign	—	—

Total current provision	127	90

Deferred:
Federal	—	—
State	—	—
Foreign	—	—

Total deferred provision	—	—

Total expense	$127	$90

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Income tax provision related to continuing operations differs from the amounts computed by applying the statutory income tax rate of 21% to pretax loss as follows (in thousands):

	Year Ended December 31,
	2020	2019
Tax at statutory rate	$(3,777)	$(15,115)
State taxes, net of federal benefits	(364)	(2,690)
Change in valuation allowance	3,948	16,560
Stock-based compensation	698	1,471
Warrant compensation	(403)	—
Other, net	25	(136)

Total	$127	$90

The components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$44,342	$39,990
Reserves and accruals	68	163
Stock-based compensation	732	283
Inventory	211	315
Other intangibles	52	—
Deferred revenue	33	—
Other deferred tax assets	378	274

Total gross deferred tax assets	45,816	41,025
Less valuation allowance	(44,576)	(40,496)

Total deferred tax assets	1,240	529
Deferred tax liabilities:
Fixed assets	(1,206)	(321)
Other deferred tax liabilities	(34)	(208)

Total deferred tax liabilities	(1,240)	(529)

Net deferred tax assets	$—	$—

The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence to ascertain whether it is more likely than not that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the Company’s history of losses, the Company believes that it is not more likely than not that all of the deferred tax assets can be realized as of December 31, 2020 and 2019. Accordingly, the Company has recorded a full valuation allowance against its deferred tax assets. The valuation allowance increased by $4.1 million and $17.4 million, during the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, the Company has $164.1 million, $119.8 million, and $1.6 million in federal, state, and foreign loss carryforwards (not tax effected), respectively, of which $157.9 million, $14.9 million, and $1.2 million in federal, state, and foreign loss carryforwards, respectively, do not expire. The remaining federal and state loss carryforwards begin to expire in 2037 and 2023, respectively.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Internal Revenue Code Sections 382 and 383 place a limitation on the amount of taxable income that can be offset by carryforward tax attributes, such as net operating losses or tax credits, after a change in control. Generally, after a change in control, a loss corporation cannot deduct carryforward tax attributes in excess of the limitation prescribed by Sections 382 and 383. Therefore, certain of the Company’s carryforward tax attributes may be subject to an annual limitation regarding their utilization against taxable income in future periods. As a result of issuances of different classes of preferred stock to investors in 2017, 2018, and 2019, the Company triggered “ownership change(s)” as defined in Section 382 and related provisions. The Company believes that some of its net operating losses may be limited by these ownership changes but that any limitation would not have a significant impact to the financial statements since there is no utilization of the net operating losses and a full valuation allowance exists against the net operating losses. Subsequent ownership changes may subject the Company to annual limitations of its net operating losses. Such annual limitation could result in the expiration of the net operating loss and credit carryforwards before utilization.

The Company has incurred net operating losses since inception, and it does not have any significant unrecognized tax benefits. The Company’s policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision for taxes on the consolidated statement of operations. Any adjustments to the Company’s uncertain tax positions would result in an adjustment of its net operating loss and valuation allowance rather than resulting in an impact to the effective tax rate. It is not expected that there will be any material change in the unrecognized tax benefits within the next 12 months.

The Company files income tax returns in the U.S., United Kingdom, and various state and local jurisdictions. Due to the net operating loss carryforward, the statute of limitations is open for 2017 and forward for all jurisdictions, none of which are currently under examination by any tax authorities.

11. Commitments and Contingencies

Leases

Total rent expense for the years ended December 31, 2020 and 2019, was $2.1 million and $1.5 million, respectively.

In January 2020, the Company entered into a 63-month noncancelable lease for 302,880 square feet of warehouse space in New Albany, Ohio. The lease commenced on June 1, 2020. Total minimum lease payments are $7.9 million, net of rent abatement for an initial three-month period and with annual escalation of 2.5%. The Company has the option to extend the lease term for a period of five years.

Future minimum lease commitments subsequent to December 31, 2020 are as follows (in thousands):

2021	$1,521
2022	1,559
2023	1,598
2024	1,638
2025	1,114

Total	$7,430

In July 2020, the Company ceased use of its headquarters office facility. In October 2020, the Company and the landlord agreed on a $1.4 million lease termination payment, which was settled by forfeiting security deposit of $0.7 million and cash payment of $0.7 million. This amount was recorded within selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss in accordance with ASC 420, Exit or Disposal Cost Obligations.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Purchase Obligations

As of December 31, 2020, the Company had contractual obligations to make $0.8 million in purchases related to cloud-based software contracts used in operations.

Legal Proceedings

From time to time, the Company is a party to various litigation, claims and other legal and administrative proceedings arising in the ordinary course of business. Some of these claims, lawsuits, and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, nonmonetary sanctions, or relief. Management is not currently aware of any matters that are reasonably likely to have a material adverse impact on the Company’s consolidated business, financial position, results of operations, or cash flows.

12. Stock-Based Compensation

2017 Stock Plan

In July 2017, the Company adopted the 2017 Stock Plan. Under the 2017 Stock Plan, the Board of Directors may grant awards, including incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, RSU awards, and other stock awards to employees, directors, and consultants. As of December 31, 2020 and 2019, the number of authorized shares of common stock the Company may issue under the 2017 Stock Plan is 83,472,660 and 65,257,501, respectively.

Under the 2017 Stock Plan, stock options and stock appreciation rights are granted at exercise prices determined by the Board of Directors and may not be less than 100% of the estimated fair market value of the common stock on the grant date. Incentive stock options granted to any stockholders holding 10% or more of the Company’s equity cannot be granted with an exercise price of less than 110% of the estimated fair market value of the common stock on the grant date and such option is not exercisable after five years from the grant date.

Options and RSUs for new employees under the 2017 Stock Plan generally vest over four years, with 25% vesting one year after the vesting commencement date and then 1/48th of the total grant vesting monthly thereafter. Additional options and RSUs granted to current employees generally vest 1/48th of the total grant monthly over four years. Options granted are exercisable within a period not exceeding ten years from the grant date. Under the 2017 Stock Plan, an option may include a provision whereby the option holder may elect to exercise the option prior to the full vesting of the option.

As of December 31, 2020 and 2019, there were 2,045,707 and 7,167,094 shares, respectively, available for the Company to grant under the 2017 Stock Plan.

Stock Options

On June 17, 2020, the Board of Directors approved three grants for a total of 14,332,364 stock options to the CEO of the Company, under the 2017 Stock Plan. The stock options under the three grants have an exercise price of $1.10 per share of Class A common stock and are equity classified. The first grant of 3,583,091 stock options will vest ratably on a monthly basis over the four-year service period following the vesting commencement date of March 13, 2020 and has a contractual expiration term ten years from the date of grant. The grant-date fair value of $4.0 million was measured using the BSM option-pricing model and stock-based compensation expense is recognized ratably over the service period. The second and third grants (collectively, the performance stock

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

options) for 7,166,182 and 3,583,091 stock options, respectively, will vest, on a condition of continuous service, upon either (i) an acquisition of the Company with per share consideration equal to at least $10.41 and $17.35, respectively, or (ii) a per share price on a public stock exchange that is at least equal to $10.41 and $17.35, respectively. The performance stock options have a contractual expiration term ten years from the date of grant. The grant-date fair value of $16.6 million was measured using a Monte Carlo simulation model and this unrecognized stock-based compensation expense will be recognized when it is probable that either of the performance criteria will be achieved. As of December 31, 2020, no compensation expense was recognized for the performance stock options since the liquidity event performance condition was not met.

The grant-date fair value of the Company’s stock options, excluding performance stock options, granted to employees and nonemployees, was estimated using the following weighted average assumptions:

	Year Ended December 31
	2020	2019
Expected term (in years)	5.94	5.98
Expected volatility	62.25%	59.68%
Risk-free interest rate	0.45%	2.23%
Expected dividend yield	0.00%	0.00%

Option activity under the 2017 Stock Plan, excluding performance stock options described above, is as follows (in thousands, except for weighted average exercise price and weighted average contractual term in years):

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Period (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2019	25,532	$0.41
Granted	11,298	2.11
Exercised (including early exercised options vested during the period)	(8,180)	0.24
Forfeited and expired	(2,191)	0.79

Outstanding at December 31, 2020	26,459	1.16	8.50	$131,770

Vested as of December 31, 2020	10,119	0.51	7.82	56,952

Exercisable as of December 31, 2020	25,152	1.16	8.52	125,347

The weighted average grant-date fair value of options granted for the years ended December 31, 2020 and 2019, was $1.58 per share and $0.50 per share, respectively. The intrinsic value of vested options exercised for the years ended December 31, 2020 and 2019, was $0.7 million and $0.3 million, respectively.

As of December 31, 2020 and 2019, there was $19.0 million and $7.2 million, respectively, of unrecognized stock-based compensation related to unvested stock options excluding performance awards, which is expected to be recognized over a weighted average period of 2.75 years and 2.15 years, respectively.

The cash flows resulting from the tax benefits for tax deductions resulting from the exercise of stock options in excess of the compensation expense recorded for those options (excess tax benefits) are classified as a cash flows from financing activities. Due to a full valuation allowance on deferred tax assets, the Company did not recognize any tax benefit from stock options exercises for the years ended December 31, 2020 or 2019.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Early Exercise of Common Stock Options – The Company issues shares upon the early exercise of common stock options. The unvested shares are subject to the Company’s repurchase right at the lower of the fair market value of the shares of common stock on the date of repurchase or their original purchase price. The proceeds from cash exercises prior to vesting are initially recorded as a deposit liability from the early exercise of stock options and recorded within accrued liabilities on the consolidated balance sheets and reclassified to additional paid-in capital as the Company’s repurchase right lapses.

Excluded from both shares exercised and exercisable are 1,006,042 and 10,090,426 unvested shares that relate to the early exercise of stock options as of December 31, 2020 and 2019, respectively. These unvested shares include 931,228 and 9,585,111 shares from early-exercised options through the issuance of related-party promissory notes as of December 31, 2020 and 2019, respectively, and 74,814 and 505,315 unvested shares from cash exercises as of December 31, 2020 and 2019, respectively. Refer to Note 15 – Related-Party Transactions for further details on the related-party promissory notes. For the years ended December 31, 2020 and 2019, 188,959 and 15,759 shares of unvested Class A common stock were repurchased for less than $0.1 million in each year, respectively.

The options outstanding and exercisable as of December 31, 2020, have been aggregated into ranges for additional disclosure as follows (in thousands, except weighted average remaining contractual life and exercise price):

	Options Outstanding		Options Exercisable
Exercise Price	Shares	Weighted Average Remaining Contractual Life (in Years)	Shares	Weighted Average Remaining Contractual Life (in Years)
$0.03	2,034	6.88	1,531	6.89
0.18	5,591	7.24	5,565	7.24
0.70	572	7.80	405	7.84
0.79	7,296	8.38	6,994	8.36
1.10	7,337	9.35	7,331	9.35
4.03	259	9.80	4	9.80
4.24	11	9.86	—	—
4.26	3,359	9.97	3,322	9.97

	26,459		25,152

RSUs

RSU activity under the 2017 Stock Plan is as follows (in thousands, except for weighted average fair value):

	Shares	Weighted Average Fair Value
Outstanding at December 31, 2019	—	—
Granted	3,413	$5.09
Vested	—	—
Forfeited and expired	(33)	4.17

Outstanding at December 31, 2020	3,380	5.10

All RSUs are subject to achievement of a liquidity event which includes (i) an initial public offering, (ii) a business combination transaction or (iii) a sale event as defined by the 2017 Stock Plan. As of December 31,

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2020, no compensation expense was recognized since the liquidity event performance condition was not met and $17.3 million of unrecognized stock-based compensation expense related to unvested RSUs is expected to be recognized over a weighted average period of 4.01 years.

Excluded from the table above is a grant for 100,000 RSUs that were awarded to a non-executive officer on December 23, 2020. These RSUs have a grant-date fair value of $5.53 per share of Class A common stock and vest upon meeting certain revenue targets from the sale of specific products in addition to achieving a liquidity event. The non-executive officer is required to be employed at the time the revenue targets are achieved in order to receive the awards, but the awards are not subject to any other service condition.

Vendor Warrants

Included in stock-based compensation expense is expense for issuance of Class A common stock warrants to nonemployees in connection with vendor service arrangements. Warrant activity is as follows (in thousands, except for weighted average exercise price and weighted average contractual term in years):

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2019	3,163,393	$0.62
Exercised	(1,302,202)	0.37

Outstanding at December 31, 2020	1,861,191	0.79	7.01	$9,957

Exercisable as of December 31, 2020	942,603	0.79	7.01	5,043

The weighted average grant-date fair value of vendor warrants for the years ended December 31, 2019, was $0.62 per share. There were no vendor warrant grants for year ended December 31, 2020.

As of December 31, 2020 and 2019, there was $0.6 million and $1.3 million, respectively, of unrecognized stock-based compensation related to unvested vendor warrants, which is expected to be recognized over a weighted average period of 0.73 years and 1.73 years, respectively.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense for employees and nonemployees, by category, on the consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,
	2020	2019
Marketing	$1,172	$571
Selling, general, and administrative	4,659	7,457

Total stock-based compensation expense	$5,831	$8,028

13. Redeemable Convertible Preferred Stock

As of December 31, 2020, the Company has authorized 211,924,602 million shares of redeemable convertible preferred stock, designated in series, with the rights and preferences of each designated series to be determined by the Board of Directors.

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the redeemable convertible preferred stock as of December 31, 2020 (in thousands, except for share data):

Series	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Value	Proceeds, Net of Issuance Costs	Issue Price per Share
Series Seed	11,010,363	11,010,363	$—	$—	$0.0000
Series A	52,590,567	52,590,567	6,621	5,106	0.1259
Series A-1	12,676,074	12,676,074	753	740	0.0594
Series B	29,296,174	29,296,174	24,600	23,429	0.8397
Series B-1	21,652,050	21,652,050	20,000	14,965	0.9237
Series B-2	29,725,220	29,725,220	51,371	49,911	1.7282
Series C	32,783,633	32,585,507	113,072	92,590	3.4700
Series D	22,190,521	16,495,335	52,035	51,900	3.1545

Total	211,924,602	206,031,290	$268,452	$238,641

The following table is a summary of the redeemable convertible preferred stock as of December 31, 2019 (in thousands, except for share data):

Series	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Value	Proceeds, Net of Issuance Costs	Issue Price per Share
Series Seed	11,010,363	11,010,363	$—	$—	$0.0000
Series A	52,590,567	52,590,567	6,621	5,106	0.1259
Series A-1	12,676,074	12,676,074	753	740	0.0594
Series B	29,296,174	29,296,174	24,600	23,429	0.8397
Series B-1	21,652,050	21,652,050	20,000	14,965	0.9237
Series B-2	29,725,220	29,725,220	51,371	49,911	1.7282
Series C	35,920,000	29,623,203	102,793	92,590	3.4700

Total	192,870,448	186,573,651	206,138	186,741

Transactions Related to Redeemable Convertible Preferred Stock

Between March and June 2019, the Company closed transactions with a group of investors to issue 29,623,203 shares of Series C redeemable convertible preferred stock and received $92.6 million in net proceeds.

From March to July 2020, a group of investors purchased 16,495,335 shares of Series D redeemable convertible preferred stock and the Company received $51.9 million in net proceeds.

Warrants for Series C Preferred Stock

In March 2019, the Company issued warrants to purchase the Company’s Series C redeemable convertible preferred stock at an exercise price of $0.01 per warrant to purchasers of the Company’s Series C redeemable convertible preferred stock. The number of warrants to be issued was variable, based on the Company’s revenue for the year ended December 31, 2019, whereby the number of warrants to be issued increased as revenue decreased. The Company considered whether the embedded feature should be accounted for as a derivative and considered that the feature has an underlying notional amount, required no initial net investment, and required net

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

settlement. The Company, therefore, concluded that the feature would be accounted for as a derivative liability and would be recorded at fair value, with the change in the fair value of the liability recorded within other income (expense), net on the consolidated statements of operations and comprehensive loss.

In February 2020, in accordance with the terms outlined in March 2019, the Company issued 2,962,304 Series C preferred stock warrants based on 2019 revenue. The fair market value of the Series C preferred stock warrants was estimated using the BSM option-pricing model, and at the issuance date, fair value of the liability was $10.0 million. The original liability was recorded as an issuance cost for the Series C redeemable convertible preferred stock, reducing the value of the Series C proceeds within mezzanine equity on the consolidated balance sheets. Subsequent adjustments to the fair value of the Series C preferred stock warrants were recorded within other income (expense), net on the consolidated statements of operations and comprehensive loss.

The holders of the Series C preferred stock warrants exercised all their warrants and purchased 2,962,304 shares of Series C redeemable convertible preferred stock from the Company in 2020 resulting in settlement of the Series C preferred stock warrant liability. The Company received less than $0.1 million in net proceeds. Upon exercise, the warrant liability at an estimated fair market value of $11.3 million was reclassified into redeemable convertible preferred stock on the consolidated balance sheet.

In November 2019, the Company issued 198,126 Series C preferred stock warrants to TPC in connection with the 2019 Capital Agreement. The fair value of the warrants was considered debt issuance cost and recorded within prepaid and other current assets on the consolidated balance sheet. On March 12, 2020, the Company sold Series D redeemable convertible preferred stock at an issuance price of $3.1545, which triggered an adjustment to the TPC warrant terms per the original agreement, resulting in conversion of the previously issued 198,126 Series C preferred stock warrants into 217,942 Series D preferred stock warrants. Refer to Note 9 – Borrowing Arrangements for further discussion.

Rights, Preferences, and Privileges of the Redeemable Convertible Preferred Stock

Dividends – The holders of the redeemable convertible preferred stock are entitled to receive noncumulative cash dividends in preference to any dividend on the common stock, at the rate of 8% of the applicable original issue price per annum, when and as declared by the Board of Directors. In the event that dividends are paid on any share of common stock, then, after payment of the preferential dividends, the Company will pay an additional dividend on all outstanding shares of redeemable convertible preferred stock in a per share amount equal to the amount paid or set aside for each share of common stock. No dividends on redeemable convertible preferred stock have been declared by the Board of Directors since inception.

Liquidation Preference – In the event of a liquidation event, the holders of the redeemable convertible preferred stock are entitled to receive, in preference to the holders of the common stock, a per share amount equal to the greater of (1) the respective original issue price plus any declared but unpaid dividends or (2) the amount per share had all redeemable convertible preferred stock been converted into common stock (the “Liquidation Preference”). If the assets of the Company are insufficient to make payment in full to all holders of the convertible preferred stock, then the entire proceeds will be distributed ratably among the holders of redeemable convertible preferred stock in proportion to the full preferential amount above. After the payment of the Liquidation Preference, the remaining assets will be distributed ratably to the holders of common stock.

Conversion Rights – Each share of redeemable convertible preferred stock is convertible into shares of Class A common stock, at any time, at the option of the holder. The conversion price is the original issue price (“Conversion Price”) and is subject to anti-dilution adjustments as described below, none of which occurred as of December 31, 2020 or 2019.

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Notes to Consolidated Financial Statements (continued)

The Conversion Price is subject to down-round protection via an anti-dilution adjustment to reduce dilution in the event that the Company issues additional common stock at a purchase price less than the Conversion Price. The Conversion Price is also subject to proportional adjustment for stock splits, stock dividends, and the like.

Additionally, the redeemable convertible preferred stock will be automatically converted into common stock at the then-applicable Conversion Price (i) in the event that the holders of the majority of the outstanding redeemable convertible preferred stock consent to such conversion or (ii) upon the closing of a firmly underwritten public offering of shares of common stock of the Company in which the gross cash proceeds are at least $30.0 million.

Voting Rights – The holder of each share of redeemable convertible preferred stock has voting rights equal to the number of shares of Class A common stock into which it is convertible and votes together as a single class with the common stockholders. Each share of common stock is entitled to one vote. Series B preferred holders are entitled to elect one director, and all holders of redeemable convertible preferred stock together are entitled to elect one director. Class F common stockholders are entitled to elect up to two directors. Additionally, the holders of outstanding shares of Class A common stock and Class F common stock, and holders of redeemable convertible preferred stock, voting on an as-converted basis, are entitled to elect the remaining directors. Any board vacancies may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the chosen director will serve until the next annual election and their successors are duly elected.

As long as shares of redeemable convertible preferred stock are outstanding, the Company must obtain approval from a majority of the holders of the then-outstanding shares of redeemable convertible preferred stock in order to alter or change the rights, preferences, and privileges of redeemable convertible preferred stock; change the authorized number of shares of redeemable convertible preferred stock and common stock; create a new class or series of shares having any rights, preferences, or privileges superior to or on parity with any outstanding shares of redeemable convertible preferred stock; declare or pay any distribution other than dividends payable solely in common stock; sell, lease, transfer, exclusively license, or otherwise dispose of all or substantially all of the Company’s assets; voluntarily dissolve or liquidate the Company; increase or decrease the authorized size of the Board of Directors; effect a redemption or repurchase of shares of redeemable convertible preferred stock or common stock; or create or hold capital stock in any subsidiary that is not wholly owned by the Company.

Contingent Redemption – The holders of the preferred stock have no voluntary rights to redeem shares. A liquidation or winding-up of the Company, a greater than 50% change in control, or a sale of substantially all its assets would constitute a redemption event. Although the preferred stock is not mandatorily or currently redeemable, a liquidation or winding-up of the Company would constitute a redemption event outside its control. As such, the Company presents all shares of preferred stock within mezzanine equity on the consolidated balance sheets.

14. Class A and Class F Common Stock

The Company has two classes of authorized common stock, Class A common stock and Class F common stock. Shares issued on early exercise are not considered outstanding for accounting purposes because the employees are not entitled to the rewards of stock ownership.

The rights of the holders of Class A and Class F common stock are identical, except with respect to (i) electing members of the Board of Directors and (ii) voting rights. The Class F common stockholders, voting as a group, are entitled to elect up to two directors. Series B preferred holders are entitled to elect one director, and all

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

preferred holders together are entitled to elect one director. The holders of outstanding shares of Class A and Class F common stock, and holders of redeemable convertible preferred stock, voting on an as-converted basis, are entitled to elect the remaining directors. The Class F common stockholders receive 10:1 voting rights as compared with Class A common stockholders.

As long as shares of Class F common stock are outstanding, the Company must obtain approval from a majority of the holders of the then-outstanding shares of Class F common stock in order to increase or decrease the authorized number of shares of Class F common stock, or to effect any action that adversely impacts the voting or other powers, preferences, or other special rights, privileges, or restrictions of the Class F common stock.

The outstanding shares of Class A and Class F common stock presented on the consolidated balance sheets and on the consolidated statements of mezzanine equity and stockholders’ deficit for the years ended December 31, 2020 and 2019, are the legally outstanding shares, including the shares issued in exchange for related-party promissory notes.

Class A and Class F common stock is referred to as common stock throughout the notes to the consolidated financial statements, unless otherwise noted.

Transactions Related to Class A and Class F Common Stock

During 2020, the Company repurchased 188,959 of unvested shares of Class A common stock for a cash payment of less than $0.1 million, which resulted in a reduction of deposit liability from the early exercise of stock options. In addition, in May 2020, an executive officer departed the Company, which resulted in the repurchase of 1,125,000 unvested shares of Class A common stock in exchange for the cancellation of the principal payable of $0.9 million under an associated promissory note.

Warrants for Class A Common Stock

As discussed above, Class A common stock warrants have been issued in connection with vendor service agreements, debt agreements, and issuance of preferred stock. All of the warrants for shares of Class A common stock are classified within stockholders’ equity on the consolidated balance sheets. In July 2020, Class A common stock warrants were exercised to purchase from the Company 316,686 shares of Class A common stock at an exercise price of $0.025 per share. In November 2020, Class A common stock warrants were exercised to purchase from the Company 938,555 and 82,220 shares of Class A common stock at an exercise price of $0.025 and $0.79 per share, respectively. In December 2020, Class A common stock warrants were exercised to purchase from the Company 394,809 and 588,376 shares of Class A common stock at an exercise price of $0.025 and $0.79 per share, respectively.

As of December 31, 2020, the Company had the following vendor warrants outstanding to purchase shares of Class A common stock (in thousands, except for share and per share amounts):

Shares	Exercise Price	Issued	Expiration	Fair Value at Issuance
1,861,191	$0.79	September 23, 2019	September 23, 2026	$1,160

15. Related-Party Transactions

Atomic Labs, LLC (“Atomic Labs”) is a related-party venture capital startup studio that launched the Company, providing initial capital and governance. The Company utilized operational support from Atomic Labs, primarily

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

consisting of providing office space, conducting back-office professional services, and administering operating expenses. Additionally, an affiliated company of Atomic Labs provides professional services to the Company, primarily to support engineering and operations functions. All services were provided at cost. For the years ended December 31, 2020 and 2019, the Company recorded a total of $3.4 million and $3.2 million, respectively, for payments made to Atomic Labs and its affiliated company for services performed and costs incurred on behalf of the Company. The Company recognized $0.5 million of these payments as intangible assets and vendor deposits as of December 31, 2020 and no expenses were capitalized as of December 31, 2019. Of the $2.9 million recognized as expenses, $0.1 million was recognized as marketing expense and the remaining $2.8 million as selling, general, and administrative expenses. There was no accounts payable balance with Atomic Labs and its affiliated company as of December 31, 2020 and less than $0.1 million as of December 31, 2019.

In addition, for the years ended December 31, 2020 and 2019, the Company recorded $0.1 million and less than $0.1 million, respectively, for payments made to Vouched, a related-party company that provides identity verification services. These expenses were recognized as selling, general, and administrative expenses. There was less than $0.1 million in accounts payable balances with Vouched as of December 31, 2020 and 2019.

Nonrecourse Related-Party Promissory Notes

For the years ended December 31, 2020 and 2019, the Company had promissory notes from certain of the Company’s executive officers, as well as a founding employee and an executive chairman. The promissory notes, which were issued to the Company by the related parties as consideration for the exercise of stock options, are considered nonrecourse notes for accounting purposes. The loans are secured by the shares of Class A common stock of the Company held by the individuals. There were 36,084,631 and 37,209,631 shares securing the related-party promissory notes as of December 31, 2020 and 2019, respectively. The notes bear interest between 2.21% and 3.02% per annum. The loans are due upon the earliest of (1) ten years from the debt issuance date, (2) a liquidation of the Company, or (3) six months following an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended. Prepayment of principal and interest may be made at any time without penalty.

The nonrecourse related-party promissory notes are not given accounting effect until the notes are repaid in full as the underlying stock options are not considered exercised for accounting purposes. As of December 31, 2020 and 2019, the total outstanding balance under these nonrecourse related-party promissory notes was $7.2 million and $8.1 million, respectively, which will be recorded within additional paid-in capital on the consolidated balance sheets when repaid in full for the exercise price of the underlying stock options.

Redeemable Common Stock Transaction

On September 23, 2019, the Company’s CEO and a member of its Board of Directors, sold 1,627,132 shares of Class A common stock to third party purchasers at $2.7656 per share for aggregate consideration of $4.5 million pursuant to Class A Common Stock Purchase Agreements. Under the terms of the vendor service agreement with the third party, the purchasers were granted a put right entitling them to sell the shares to the Company at $2.7656 per share for a period of six months. The put right expired on March 23, 2020 without the purchasers exercising their rights to sell the shares to the Company. The Company recorded stock-based compensation expense associated with the transaction of $3.0 million. Upon expiration of the redemption right, the Company reclassified the aggregate consideration of $4.5 million that was subject to redemption from mezzanine equity to stockholders’ equity on the consolidated balance sheets.

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Notes to Consolidated Financial Statements (continued)

16. Basic and Diluted Net Loss per Share

The rights of the holders of Class A and Class F common stock are identical, including the liquidation and dividend rights, except with respect to electing members of the Board of Directors and voting rights. As the liquidation and dividend rights are identical, undistributed earnings and losses are allocated on a proportionate basis and the resulting net loss per share attributable to common stockholders is, therefore, the same for both Class A and Class F common stock on an individual and combined basis.

The Company uses the two-class method to calculate net loss per share. No dividends were declared or paid for the years ended December 31, 2020 or 2019. Undistributed earnings for each period are allocated to participating securities, including the redeemable convertible preferred stock, based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. As there is no contractual obligation for the redeemable convertible preferred stock to share in losses, the Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average shares of common stock outstanding during periods with undistributed losses.

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders for the years ended December 31 (in thousands, except share and per share amounts):

	2020		2019
	Class A	Class F	Class A	Class F
Numerator:
Net loss attributable to common stockholders	$(14,558)	$(3,556)	$(57,720)	$(14,344)

Denominator:
Weighted average shares outstanding, basic and diluted	62,723,380	15,323,740	61,222,230	15,323,740

Basic and diluted net loss per share	$(0.23)	$(0.23)	$(0.94)	$(0.94)

Basic and diluted net loss per share attributable to common stockholders is the same for the years ended December 31, 2020 and 2019, because the inclusion of potential shares of common stock would have been anti-dilutive for the periods presented. Weighted average Class A common shares presented in the table above for the year ended December 31, 2020 and December 31, 2019 exclude 364,549 and 441,332 shares of common shares, respectively, subject to redemption. These shares absorb no losses.

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Notes to Consolidated Financial Statements (continued)

The following table discloses securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share:

	December 31,
	2020	2019
Common stock issued for exercise of stock options subject to nonrecourse promissory notes	36,456,557	35,772,919
Common stock issued for early exercise of stock options	219,763	1,007,345
Redeemable convertible preferred stock	199,276,569	180,738,997
Stock options	25,407,677	13,420,985
RSUs	253,045	—
Warrants to purchase Class A common stock	3,901,829	2,331,379
Warrants to purchase redeemable convertible preferred stock	2,056,752	2,502,464

17. Subsequent Events

Warrant Exercises

On January 4, 2021, holders of Class A common stock vendor warrants exercised their warrants and purchased from the Company 840,537 shares of Class A common stock at an exercise price of $0.79 per share.

Pre-Closing Stock Repurchase

On January 20, 2021, the Company repurchased from its stockholders and cancelled 4,873,458 shares of Class A common stock, including certain stockholders who exercised outstanding stock options, for aggregate payment of $22.0 million.

Merger Transaction

On September 30, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company; OAC, a Cayman Islands exempted SPAC; and Rx Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of OAC (“Merger Sub”), providing for, among other things, the combination of the Company and OAC pursuant to the merger of Merger Sub with and into the Company with the Company continuing as the surviving entity and as a wholly-owned subsidiary of OAC (the “Merger”). Immediately prior to the Merger, each outstanding share of the Company’s Class F common stock and preferred stock converted into Class A common stock at the then-effective conversion rate.

As a result of the Merger, each outstanding share of the Company’s capital stock was converted into the right to receive newly issued shares of OAC’s Class A common stock and certain other securities, other than the shares of the Company’s Class V common stock issued to its CEO immediately prior to the Closing, which were converted into the right to receive newly issued shares of OAC’s Class V common stock and certain other securities, in each case as described in and calculated pursuant to the terms of the Merger Agreement.

On January 20, 2021 (the “Closing Date”), the Company consummated the Merger. The transaction is accounted for as a reverse recapitalization with the Company being the accounting acquirer. The Company received gross proceeds of $197.7 million and paid closing costs of $11.5 million. In connection with the Merger, OAC changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware and changed its name to

Hims, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Hims & Hers Health, Inc. (“Hims & Hers”). As of December 31, 2020, the Company recorded $3.9 million of deferred transaction costs, which consist of legal, accounting, and other professional services directly related to the Merger. These costs are included in current assets on the consolidated balance sheet. The cash outflows related to these costs are presented as financing activities on the Company’s consolidated statement of cash flows. These costs will be offset against proceeds upon accounting for the consummation of the Merger.

On the Closing Date, each stockholder received approximately 0.4530 shares of Hims & Hers Class A common stock, par value $0.0001 per share, for each share of Class A common stock, par value $0.000001 per share, that such stockholder owned (with the CEO receiving 0.4530 shares of Hims & Hers Class V common stock, par value $0.0001 per share, for each share of Class V common stock, par value $0.000001 per share, that the CEO owned). Additionally, each stockholder also received 0.0028 warrants exercisable for Hims & Hers Class A common stock, for each share of the Company’s Class A or Class V common stock owned by such stockholder prior to the Merger.

All equity awards of the Company were assumed by OAC and converted into comparable equity awards that are settled or exercisable for shares of Hims & Hers Class A common stock. As a result, each stock option was converted into an option to purchase shares Hims & Hers Class A common stock based on an exchange ratio of 0.4530. Each award of the Company’s RSUs was converted into RSUs of Hims & Hers based on an exchange ratio of 0.4530. Subject to approval by the Board of Directors, holders of the Company’s options and RSUs also received approximately 35,000 Hims & Hers RSUs, which represented allocation of the Merger warrant consideration. Each such holder must remain in continuous service through the grant date to receive these RSUs.

Each warrant that was unexercised at the time of the Merger was assumed by OAC and represents the right to receive an applicable portion of the Merger consideration upon exercise of such warrant as if such warrant was exercised prior to the closing of the Merger.

PIPE Investment

On September 30, 2020, concurrently with the execution of the Merger Agreement, OAC entered into subscription agreements with certain investors pursuant to which such investors collectively subscribed for 7,500,000 shares of Hims & Hers Class A common stock at $10.00 per share for aggregate gross proceeds of $75,000,000 (the “PIPE Investment”). The PIPE Investment was consummated substantially concurrently with the closing of the Merger.

Earn Out Shares

Following the closing of the Merger, holders of the Company’s legacy common stock and outstanding equity awards (including warrant, stock option and RSU holders) had the right to receive up to an aggregate amount of 16,000,000 Hims & Hers Class A common stock (or equivalent equity award) that would vest (in part) in equal thirds if the trading price of Hims & Hers Class A common stock is greater than or equal to $15.00, $17.50 and $20.00 for any 10 trading days within any 20-trading day period on or prior to the date that is five years following the Closing Date. The Hims & Hers common stock and equivalent equity awards will also vest in connection with an acquisition of Hims & Hers if the applicable thresholds are met in any Company sale (as defined in the Merger Agreement) but subject to the same five-year deadline. In February 2021, Hims & Hers met all earn out thresholds. Earn out awards related to option holders are subject to final approval by the Board of Directors.

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Notes to Consolidated Financial Statements (continued)

Performance Stock Options and RSUs

As a result of the Merger, the liquidity event condition on the Company’s stock options granted to the CEO and RSUs granted to employees were met which resulted in recognition of $4.6 million of stock-based compensation expense upon the Closing Date.

Settlement of Nonrecourse Related-Party Promissory Notes

In connection with the Merger, the obligations due under all nonrecourse related-party promissory notes were satisfied through the payment of $1.2 million and the forfeiture of 370,734 shares of Hims & Hers Class A common stock.

Transaction Bonus

Upon Board of Director approval, the Company paid $5.2 million of transaction bonuses in February 2021 and, subject to registration of the Company’s stock plan, granted $4.6 million RSUs to management and employees that made significant contributions to the Merger in accordance with the Merger Agreement.

Termination of Borrowing Arrangements

In January 2021, the Company terminated the Second Amended and Restated Loan Agreement with SVB resulting in the release of restricted cash of $0.2 million under the arrangement. However, the Company continues to use SVB’s cash management services and increased its credit card limit to $5.0 million in January 2021.